Exhibit D

Description of

The Republic of Argentina

September 28, 2022

DEFINED TERMS AND CERTAIN CONVENTIONS

Certain Defined Terms

All references in this Annual Report to “Argentina” or the “Republic” are to the Republic of Argentina, and to the “Government” are to the non-financial sector of the federal government of Argentina, excluding the Central Bank, Banco de la Nación Argentina and Banco de Inversión y Comercio Exterior (Foreign Investment and Trade Bank, or “BICE”).

The terms set forth below have the following meanings for purposes of this Annual Report:

•	“2005 Debt Exchange” refers to the restructuring and exchange of public debt that had been in default since the end of 2001 undertaken by the Government between January and May of 2005.

•	“2010 Debt Exchange” refers to the restructuring and exchange of public debt that had been in default since the end of 2001 undertaken by the Government between April and December 2010.

•

“2020 Debt Exchanges” refers to the restructurings and exchanges of public debt denominated in foreign currency and governed by foreign and local law undertaken by the Government between April and September 2020.

•	“ALADI” refers to the Asociación Latinoamericana de Integración (Latin American Integration Association).

•

“BADLAR” rate is an average rate published by the Central Bank based on a survey of financial institutions in Argentina regarding the nominal annual interest rate in peso-denominated time deposits of more than Ps.1.0 million from 30 to 35 days.

•	“CAF” refers to Corporación Andina de Fomento (Andean Promotion Corporation);

•

“Consumer Price Index,” or “CPI,” is an index calculated on a weighted basket of consumer goods and services. References in this Annual Report to “National CPI” refers to CPI figures that the INDEC began publishing in July 2017 based on a survey conducted by INDEC and several provincial statistical offices in 39 urban areas encompassing each of the Republic’s provinces. Results are not reported by the provinces, but on a national level and for six statistical regions: the Greater Buenos Aires Metropolitan area, the Cuyo region, the Northeast region, the Northwest region, the Central (Pampeana) Region and the Southern (Patagonia) region.

•

“defaulted debt” or “debt in default” as of any given date refers to all of Argentina’s public indebtedness on which Argentina is not paying principal or interest as of such date, plus any past due principal and interest payments calculated at contractual rates.

•	“FONPLATA” refers to the Fondo Financiero para el Desarrollo de la Cuenca del Plata (Financial Fund for the Development of the River Plate Basin).

•	“GAFISUD” refers to the Financial Action Task Force on Money Laundering in South America.

•	“Gross domestic product” or “GDP” means the total value of final products and services produced in Argentina during the relevant period.

•	“IMF” refers to the International Monetary Fund.

•	“IADB” refers to the Inter-American Development Bank.

•

“non-performing debt” refers to public indebtedness of Argentina that was formally subject to the moratorium declared by the Government in December 2001, other than Untendered Debt. Argentina’s non-performing debt encompasses all public debt on which Argentina is in default as of any given date (other than Untendered Debt), including past due principal and interest payments calculated at contractual rates. Non-performing debt also includes the following:

(i)

certain debt obligations on which the Government has continued to make payments on a case-by-case basis (such as in cases of extreme necessity (e.g., for senior citizens 75 years of age or older) or when the provision of essential services is threatened), despite being formally subject to the suspension of debt payments; and

(ii)

certain obligations that resulted from the advance payment of tax obligations by certain companies. These advance tax payments gave rise to claims against the Government for the amount of the payment. The Government considers these claims additional public indebtedness of Argentina and they are treated as such in the Government’s accounts. These claims, however, are discharged when the tax obligation that gave rise to the advanced payment actually becomes payable, at which time the tax obligation is cancelled. Accordingly, although formally subject to the suspension of payments, the Government’s obligations in respect of these claims are not in default.

•

“Settlement Proposal” refers to the proposal, published by the Republic on February 5, 2016, to settle all claims on Untendered Debt not otherwise time-barred, including bonds in litigation in the United States and elsewhere. See “Public Sector Debt—Legal Proceedings—The Settlement.”

•

“Untendered Debt” means, with respect to data included herein through 2016, defaulted debt in respect of securities that were eligible for, but not tendered in, the 2005 Debt Exchange and the 2010 Debt Exchange and have not been settled since February 5, 2016. References to Untendered Debt in this Annual Report do not constitute, and shall not be read or construed to constitute a waiver of any defenses available to the Republic with respect to the enforcement of any claim thereunder. See “Preservation of Defenses.” The Republic has not offered to pay time-barred claims on principal or interest. See “Public Sector Debt—Legal Proceedings.” Any amounts of Untendered Debt set forth in this Annual Report have been defined in this Annual Report to include unpaid principal plus accrued and unpaid interest at contractual rates through December 31, 2021, including penalty or default interest. In settling outstanding disputes with holdout creditors pursuant to the Settlement Proposal, the Republic took into consideration interest accrued after the originally scheduled maturity of each defaulted series of securities (other than time-barred interest), as well as default interest.

•	“WTO” refers to the World Trade Organization.

For purposes of this Annual Report, the following terms, which refer to various public debt instruments, have the meanings set forth below:

•	“Birads”: U.S. dollar-denominated bonds issued by the Republic to finance the repurchase of GDP-Linked Securities.

•

“Biraes,” “Birafs,” “Bonacs,” “Bonads,” “Boncers,” “Bontes” and “Botapos”: Bonds issued by the Republic for general purposes. Except for the Biraes, which are denominated in euros, the Birafs, which are denominated in Swiss-francs and the Bonads, which are denominated in U.S. dollars and payable in pesos (dollar-linked), the remaining bonds are denominated in pesos.

•	“Bocones”: Bonds issued by the Republic to restructure its obligations to pensioners and suppliers and to settle reparations of members of family of victims of the military dictatorship.

•	“Bonares”: Bonds issued by the Republic for general purposes of the Government and in exchange for CER-index linked bonds.

•

“Bonar Dual”: Bonds issued by the Republic for general purposes of the Government denominated in U.S. dollars but payable in pesos. Upon maturity, the Republic is required to pay the higher of (i) the principal amount outstanding in U.S. dollars converted into pesos at the exchange rate applicable as of the issuance date, plus capitalized accrued interest in pesos at a rate determined on the issuance date, and (ii) the principal amount outstanding in U.S. dollars plus capitalized accrued interest at a U.S. dollar interest rate, converted into pesos at the exchange rate applicable as of the maturity date.

•	“Lebacs”: Short-term notes issued by the Central Bank mainly peso-denominated.

•	“Lecaps”: Peso-denominated notes issued by the Ministry of Economy.

•	“Lecer”: Peso-denominated, inflation-adjusted notes issued by the Ministry of Economy.

•	“Lelink”: Peso-denominated notes pegged to the U.S. dollar issued by the Ministry of Economy.

•

“Leliqs”: Liquidity notes issued by the Central Bank, denominated in pesos and with a 28-day maturity. Leliqs are offered twice a week and may only be purchased by banking entities for their own portfolio.

•	“Lepase”: Peso-denominated, floating rate notes.

•	“Letes”: U.S. dollar-denominated Treasury notes issued by the Republic for general purposes of the Government.

•

“National Guaranteed Loans”: Tax-secured loans that the Republic exchanged for previously outstanding bonds as part of a voluntary debt offers that took place in 2001. Holders of National Guaranteed Loans retained the right to recover their original bonds upon default.

•	“Nobacs”: Peso-denominated medium-term notes issued by the Central Bank.

•	“2017 Globals”: U.S. dollar-denominated global bonds issued in the international capital markets pursuant to the 2010 Debt Exchange.

•

“2035 GDP-Linked Securities”: Long-term government treasury securities denominated in U.S. dollars, euros, Japanese yen and pesos, issued in the international capital markets pursuant to the 2005 Debt Exchange and the 2010 Debt Exchange.

•	“2045 Quasi-Par Bonds”: Peso-denominated long-term government treasury bonds issued in the international capital markets pursuant to the 2005 Debt Exchange.

Preservation of Defenses

Nothing in this Annual Report, or in any communication from the Republic, constitutes an acknowledgment or admission of the existence of any claim or any liability of the Republic to pay that claim or an acknowledgment that any ability to bring proceedings in any jurisdiction in respect of such claim or any limitation period relating thereto has been revived or reinstated, or an express or implied promise to pay any such claim (or part thereof). Whether or not a claim exists, the Republic may in its sole discretion and only if written notice to that effect is received from a duly authorized officer of the Republic, attribute a value to such claim for purposes of the Republic’s Settlement Proposal or for any other purpose. All defenses available to the Republic relating to any applicable statute of limitations or otherwise are expressly preserved for all purposes. This Annual Report may not be relied upon as evidence of the Republic’s agreement that a claim exists, or of the Republic’s willingness, ability or obligation to pay any claim. Any attribution of any value to any claim for purposes of the Republic’s Settlement Proposal or for any other purpose will not be considered an acknowledgment of the existence or validity of that claim and any consideration given by or on behalf of the Republic to the proponent of that claim will be consideration only for the agreement by the proponent of that claim to cease all actions or proceedings in respect of that claim and to irrevocably assign and transfer to the Republic all rights, if any, with respect to such claim and to undertake to complete any and all formalities or requirements necessary to ensure that if such claim existed neither the proponent nor any successor or assignee of the proponent (other than the Republic) is able to evidence or allege such claim to remain in existence or to be a liability of the Republic.

Exchange Rates

The Republic publishes most of its economic indicators and other statistics in pesos. The peso floated freely with limited intervention by the Central Bank between January 2016 and August 2019. During this period, the peso lost 77.9% of its value compared to the U.S. dollar, from Ps.13.65 per U.S.$1.00 on January 1, 2016 to Ps.59.1 per U.S.$1.00 on August 30, 2019. During 2019 alone, the peso lost 36.9% of its value compared to the U.S. dollar. In September 2019, the Central Bank imposed restrictions on foreign exchange transactions, which were tightened between October and December 2019. See “Monetary System—Foreign Exchange and International Reserves—Foreign Exchange.” During 2021, the peso lost 18.1% of its value vis-à-vis the U.S. dollar and, on December 31, 2021, the exchange rate was Ps.102.750 to U.S.$1.00. As of September 20, 2022, the peso-dollar reference exchange rate was Ps.144.63 to U.S.$1.00.

The Central Bank maintains an exchange rate management policy aimed at consolidating the gradual process of lowering the inflation rate. In addition, the Central Bank seeks to maintain the real exchange rate at a competitive level to accumulate reserves and maintain a trade surplus.

The following table sets forth the annual high, low, average and period-end “reference” exchange rates for the periods indicated, expressed in pesos per U.S. dollar and not adjusted for inflation. There can be no assurance that the peso will not depreciate or appreciate in the future. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

	Exchange rates(1)
	High	Low	Average(2)	Period end
Year ended December 31,
2016	16.039	13.069	14.779	15.850
2017	18.830	15.174	16.567	18.774
2018	40.897	18.416	28.094	37.808
2019	60.003	37.035	48.242	59.895
2020	84.145	59.815	70.594	84.145
2021	102.750	84.703	95.161	102.750
2022
January	105.015	103.040	103.985	105.015
February	107.442	105.135	106.307	107.442
March	110.978	107.135	109.459	110.978
April	115.312	111.125	113.335	115.312
May	120.162	115.752	117.774	120.162
June	125.215	120.325	122.736	125.215
July	131.227	125.412	128.445	131.227
August	138.713	131.935	135.290	138.713

(1)	Central Bank reference exchange rates (Communication A 3500 of Central Bank).
(2)	Average of daily closing quotes.
Source:	Central Bank.

Currency conversions, including conversions of pesos into U.S. dollars, are included for the convenience of the reader only and should not be construed as a representation that the amounts in question have been, could have been or could be converted into any particular denomination, at any particular rate or at all.

RECENT DEVELOPMENTS

The information contained in this section supplements the information about the Republic corresponding to the headings below that are contained in this Annual Report. This information is not necessarily indicative of the Argentine economy or fiscal results for the full year or any other period. You should read the following discussion of recent developments together with the more detailed information appearing elsewhere in this Annual Report.

THE REPUBLIC OF ARGENTINA

Foreign Affairs

Agreements with China

In February 2022, the Republic and China entered into a memorandum of understanding within the framework of the silk road economic belt and road initiative (the “Silk Belt and Road Initiative”). The Belt and Road Initiative aims to boost cooperation and connectivity between countries through both land and oceanic routes. The initiative seeks to develop a platform to stimulate trade and investment, market integration and economic cooperation between regions. In the medium term, this memorandum intends to boost bilateral trade in goods and services, and increase investments for the productive sector and for the development of technological capabilities.

Pursuant to this memorandum, the financing for strategic infrastructure works in Argentina will consists of two tranches: one for projects agreed at the fifth meeting of the Strategic Dialogue for Economic Cooperation and Coordination (DECCE) held in January 2022, which has already been approved, and a second tranche for projects which Argentina intends to present at the ad hoc group to be created between the two countries pursuant to the memorandum.

In addition to the memorandum on the Silk Belt and Road Initiative, the Republic and China entered into thirteen different inter-institutional cooperation documents relating to different matters, including green development, digital economy, space development, technology and innovation, education and university cooperation, agriculture, earth sciences, public media and nuclear energy.

BRICs Bloc

In September 2022, the Republic participated in the forum of the BRIC bloc, where it presented a formal request to join the group, currently comprised of Brazil, Russia, India, China and South Africa.

Government

On September 1, 2022, the Republic’s vice-president Cristina Fernández de Kirchner was the target of an assassination attempt. As of the date of this Annual Report, investigations were ongoing and four suspects were under police custody.

THE ARGENTINE ECONOMY

Measures Designed to Address the COVID-19 Pandemic

As of September 18, 2022, Argentina had registered more than 9.7 million confirmed cases of coronavirus, of which over 0.1 million were fatal. In 2021, Argentina adopted various measures in response to the COVID-19 pandemic aimed at preventing mass contagion and the overcrowding of Argentine health service facilities and mitigating the effects on the economy. See “The Argentine Economy—Measures Designed to Address the COVID-19 Pandemic.”

Following two years marked by the pandemic, in 2022, the Government focus its policies on innovation and productivity based on the promotion of science and technology, prioritizing resources for such purposes. Pursuant to the 2022 Budget (as defined below), the measures to be implemented by the Government in 2022 in response to the COVID-19 pandemic are expected to involve expenditures of approximately Ps.123 billion in the aggregate (of which approximately 40.6% had been executed as of the date of this annual report). Such measures consist mainly of COVID-19 vaccines purchases and measures to increase the demand for tourism services and a second phase of the REPRO program (as defined below).

Other Measures Adopted by the Republic

During the eight-month period ended August 31, 2022, the Government announced the following measures with the objective of promoting a sustainable growth of the economy, the generation of employment and the strengthening of conditions to reduce inflation:

•

Prices of Goods and Services: The Government announced a series of measures aimed at mitigating the impact of variations in commodity prices, including (i) on March 28, 2022, an agreement reached with the main producers of mass consumer goods, supermarket chains and the Coordinadora de las Industrias de Productos Alimenticios (Food Industry Coordinator) to bring the prices of approximately 1,700 products back to their March 10, 2022 levels, (ii) in May 2022, the creation of the Fondo Estabilizador del Trigo Argentino (Argentine Wheat Stabilization Fund) to decouple domestic wheat prices from international price volatility, and (iii) in July 2022, the renewal of the Precios Cuidados (Maximum Prices) program.

•

Minimum Monthly Wage: On May 10, 2022, the Government issued Resolution 06/22 raising the minimum monthly wage to (i) Ps.45,540 as of June 1, 2022, and (ii) Ps.47,850 as of August 1, 2022. In addition, together with the increase in the minimum monthly, the Government increased wage payments to beneficiaries of the following programs: (i) Potenciar Trabajo (Empowering Work), (ii) Acompañar (Accompany), (iii) Seguro de Desempleo (Unemployment Insurance), and (iv) Programa de Recuperación Productiva (Productive Recovery Program or “REPRO”).

•

Wage Compensation: In April 2022, the Government created the Programa de Recuperación y Sostenimiento Productivo (Recovery and Productive Sustainability Program), which merged the first and second phases of the REPRO program. Pursuant to this program, the Government assigns a sum of money to be paid on account of the wages by those employers that have adhered to the Program and are undergoing a critical situation as a result of their own activity or due to external factors. The wage compensation under this program is equivalent to 50% of the employee’s total remuneration, with a maximum set at 50% of the minimum monthly wage.

•

Unemployment: In May 2022, the Government launched the Fomentar Empleo (Promoting Employment) program with the objective of assisting workers with difficulties in finding registered employment. The program is focused on granting access to benefits that allow beneficiaries to improve their labor skills and assists them in their search for quality jobs.

•

Social Programs: The Potenciar Trabajo (Empowering Work), Progresar (Progress) and Tarjeta Alimentar (Card to Feed) programs continued to be the three main policies to assist vulnerable groups, with a coverage of 1.3 million, 1.5 million and 2.4 million beneficiaries, respectively. In May 2022, the Government increased the amounts paid under the Tarjeta Alimentar by 50% to Ps.9,000, Ps.13,500 and Ps.18,000, depending on the number of children per family.

In March 2022, the Government announced the creation of the program Apoyo Alimentario 1.000 Días (Food Support for 1,000 Days), which consists of a monthly allowance as food support for (i) holders of the Asignación Universal por Embarazo (Universal Pregnancy Allowance or “AUE”) and (ii) children aged of up to 3 years who receive the Asignación Universal por Hijo (Universal Child Allowance or “AUH”) that have special nutritional requirements and do not have access to social security or a prepaid medical services plan. The monthly allowance is updated quarterly and amounted to Ps.920 as of June 2022.

In addition, the Government made two extraordinary payments under the Programa Alimentario PAMI (PAMI Food Program) in an amount equal to Ps.3,750 in March 2022 and Ps.4,125 in June 2022. Further, in May and June 2022, the Government made two payments of Ps.9,000 each with the objective of sustaining the income of the most vulnerable sectors. The measure was aimed at workers without a formal income, social single-taxpayers, single-taxpayers of categories A and B, and domestic workers.

On August 3, 2022, the Executive Power appointed Sergio Massa as Minister of Economy. Since assuming office, the Minister of Economy announced the following measures aimed at increasing reserves and investment in the Republic:

•	soybean producers were given a special foreign exchange rate (Ps.200 per dollar) to liquidate soybean exports, applicable between September 5, 2022 and September 30, 2022;

•	an agreement with the automobile industry for the implementation of a mechanism whereby companies that increase exports will pay zero export duties for the portion corresponding to the increment;

•	a project to develop off shore gas in the coasts of the province of Tierra del Fuego, with private investments amounting to U.S.$700 million;

•

the commencement of infrastructure projects aimed at doubling the transportation capacity of the Vaca Muerta-Bahía Blanca pipeline, including progress in the construction of the Néstor Kirchner Gas Pipeline connecting the provinces of Neuquén and Buenos Aires (see “—Role of the State in the Economy—Energy Sector Reforms”); and

•	the granting of Ps.30.0 billion in credits aimed at boosting investments in SMEs that provide services in the Vaca Muerta region.

Gross Domestic Product

The following table sets forth the evolution of nominal GDP and per capita GDP for the periods specified, at current prices.

Evolution of Nominal GDP and Per Capita GDP

(at current prices)(1)

	For the 12-month period ended June 30,
	2021		2022
Nominal GDP (in millions of pesos)(2)	Ps.	35,830,309	Ps.	59,978,132
GDP (in millions of U.S. dollars)(2)		427,036		568,989
Per capita GDP(2)		9,366		12,363
Peso / U.S. dollar exchange rate(3)		83.9046		105.4117

(1)	Preliminary data.
(2)	Average GDP figures for the 12-month period ending June 30, 2021 and June 30, 2022.
(3)	Average nominal exchange rate for the 12-month period ending June 30, 2021 and June 30, 2022.
Source:	INDEC and Ministry of Economy.

The following tables set forth information on Argentina’s real GDP, by expenditure, for the periods specified, at constant 2004 prices.

Composition of Real GDP by Expenditure

(in millions of pesos, at constant 2004 prices) (1)(2)

	For the six-month period ended June 30,
	2021		2022
Consumption:
Public sector consumption	Ps.	90,833	Ps.	95,475
Private consumption		487,396		540,049

Total consumption		578,229		635,524
Gross investment		132,802		152,441
Exports of goods and services		136,823		149,298
Imports of goods and services		156,408		195,313

Net exports/(imports)		(19,585)		(46,015)
Inventory provision		(9,672)		(15,813)
Statistical discrepancy		3,930		4,046

Real GDP	Ps.	685,703	Ps.	730,184

(1)	Preliminary data.
(2)	Average GDP figures for the six-month period ending June 30 , 2021 and June 30, 2022.
Source:	INDEC and Ministry of Economy.

The following tables set forth information on Argentina’s gross investment, by expenditure, for the periods indicated, at constant 2004 prices.

Composition of Gross Investment

(in millions of pesos, at constant 2004 prices) (1)(2)

	For the six-month period ended June 30,
	2021		2022
Natural Resources and others(3)	Ps.	651	Ps.	746
Durable equipment for production
Machinery and equipment:
National		24,015		27,920
Imported		34,882		46,599

Total		58,897		74,519
Transport products
National		10,668		11,163
Imported		3,895		3,797
Total		14,563		14,959
Total durable equipment for production		73,460		89,479
Construction(4)		58,691		62,216

Total gross investment	Ps.	132,802	Ps.	152,441

(1)	Preliminary data.
(2)	Average figures for the six-month period ending June 30, 2021 and June 30, 2022.
(3)	Includes research and development and cultivated biological resources.
(4)	Includes mining exploration.
Source:	INDEC and Ministry of Economy.

Principal Sectors of the Economy

The following tables set forth the composition of Argentina’s real GDP by economic sector for the periods specified.

Real GDP by Sector

(in millions of pesos, at constant 2004 prices) (1)(2)

	For the six-month period ended June 30,
	2021		2022
Primary production:
Agriculture, livestock, game and forestry	Ps.	64,506	Ps.	62,385
Fishing		1,970		2,213
Mining and extractives (including petroleum and gas)		20,378		23,313

Total primary production		86,854		87,910
Secondary production:
Manufacturing		110,039		116,988
Construction		20,428		21,618
Electricity, gas and water		12,523		13,155

Total secondary production		142,990		151,761

Services:
Transportation, storage and communications		50,134		55,783
Trade, hotels and restaurants		94,117		103,511
Financial, real estate, business and rental services		99,604		104,241
Public administration, education, health, social and personal services		94,591		100,616
Domestic services(3)		3,559		3,917

Total services		342,004		368,069

Plus import duties(4)		113,855		122,443

Total real GDP	Ps.	685,703	Ps.	730,184

(1)	Preliminary data.
(2)	Average figures for the six-month period ending June 30, 2021 and June 30, 2022.
(3)	Includes services completed by domestic workers including caretakers, domestic servants and private drivers.
(4)

The production figures in this table do not include duties assessed on imports used in production, which must be taken into account for purposes of determining real GDP. Import duties for purposes of determining real GDP are recorded under this line item.

Source:	INDEC and Ministry of Economy.

During the six-month period ended June 30, 2022, real GDP increased by 6.5% compared to the same period in 2021. This increase was primarily driven by a 9.9% increase in private consumption and a 14.8% increase in investment, which were partially offset by a deficit in the trade of goods and services balance due to a 24.9% increase in imports partially offset by a 9.1% increase in exports.

The primary production sector increased by 1.2% during the six-month period ended June 30, 2022 compared to the same period in 2021, mainly due to an increase in mining and extractives. The secondary production sector increased by 6.1% during the six-month period ended June 30, 2022, primarily driven by an increase in the manufacturing sector.

The services sector increased by 7.6% during the six-month period ended June 30, 2022, compared to the same period in 2021 and accounted for 50.4% of real GDP. The increase was mainly driven by the trade, hotels and restaurants, transportation, storage and communications and public administration, education, health, social and personal services sectors.

Role of the State in the Economy

Energy sector reforms

During the eight-month period ended August 31, 2022, the construction of the Néstor Kirchner Gas Pipeline connecting the provinces of Neuquén and Buenos Aires made headway. The gas pipeline is expected to:

•	increase gas transportation capacity from the Vaca Muerta formation to the main consumption centers in the country by 11 million m3 per day;

•	increase gas supply to end-users and power generation plants that supply the Buenos Aires Metropolitan area;

•	replace fuel imports by U.S.$2.2 billion per year, decreasing foreign currency demand; and

•	increase direct and indirect employment and support the development of suppliers.

In May 2022, the Government issued Decree No. 277/2022, establishing a foreign currency access regime for the incremental production of hydrocarbons, with the objective of (i) providing predictability to access foreign currency and (ii) increasing investments in the upstream segment

According to the technical report published by the Secretariat of Energy in May 2022, the Government was financing 75.60% of the total cost of natural gas needed to meet the priority demand, which represents an annual expenditure of Ps.275.1 billion for 2022. In August 2022, the Government implemented a tariff segmentation scheme aimed at organizing electricity and gas subsidies based on the economic capacity of each household. The scheme foresees the creation of a registry for households in need of subsidies. With the objective of achieving reasonable and fair tariffs for the prices of electricity, gas, and water, the scheme divides households into three groups, and reduces existing subsidies depending on the income group to which each household corresponds to. The categories are as follows:

•	High-income households: corresponds to those households that meet any of the following criteria (considering all members of the household):

•

Total monthly household income equal to or higher than Ps.389,543. For households located in the district of Patagones (Buenos Aires), or the provinces of Chubut, La Pampa, Neuquén, Río Negro, Santa Cruz or Tierra del Fuego, the total monthly household income must be equal to or higher than Ps.475,242.46;

•	Have three or more motor vehicles that are less than five years old;

•	Own three or more properties; or

•	Own a boat, a luxury aircraft or corporate assets that demonstrate high income.

Pursuant to the tariff segmentation scheme, subsidies for high-income households will gradually be phased out.

•	Medium-income households: corresponds to those households that do not fall in the high-income category and meet any of the following criteria (considering all members of the household):

•

Total monthly household income between Ps.111,298 and Ps.389,542. For households with a member that holds a certificate of disability, the total monthly household income may vary between Ps.166,947 and Ps.389,542;

•	Own up to two properties; or

•	Own up to one motor vehicle that is less than three years old.

The tariff segmentation scheme authorizes an increase in tariffs for medium-income households equal to 80% of CVS (as defined herein), corresponding to an approximately 42.7% increase in tariffs.

•	Low-income households: corresponds to those households that do not fall in the prior categories and meet any of the following conditions (considering all members of the household):

•	Total monthly household income lower than Ps.111,298. For households with a member that holds a certificate of disability, the total monthly household income must be lower than Ps.166,947;

•	Own up to one property; or

•	Do not own a vehicle that is less than 3 years old. However, households with a member that holds a certificate of disability may own up to 1 vehicle that is less than 3 years old.

Further, households that are not high-income households and certify certain specific situations are also considered low-income households equal to 40% of the CVS, corresponding to an approximately 21.3% increase in tariffs.

The tariff segmentation scheme authorizes an increase in tariffs for low-income households.

In September 2022, the Government announced the extension of Plan GasAr until 2028.

Poverty and Income Distribution

INDEC’s assessment of its essential goods and services basket for the Greater Buenos Aires area indicates that a standard family required Ps.111,298 to gain access to the essential goods and services basket in July 2022, compared to Ps.67,577 in July 2021.

According to INDEC, in July 2022, the essential food basket for households stood at Ps.49,466, compared to Ps.29,003 in July 2021.

Poverty levels in Argentina have increased since the outbreak of the pandemic and stood at 27.9% of the households and 37.3% of the population in December 2021, with particular emphasis in the Cuyo and Northwestern region. The Government has implemented a wide range of assistance measures to mitigate the effects on the lower income sectors that have been most affected during the COVID-19 outbreak. See “—Measures Designed to Address the COVID-19 Pandemic.”

Employment and Labor

Unemployment

The unemployment rate in the second quarter of 2022 stood at 6.9%, which represents a 2.7 percentage point decrease from the same period in 2021 and the labor force rate stood at 47.9%, a 2.0 percentage point increase from the same period in 2021. The unemployment rate in the Gran Buenos Aires region during the second quarter of 2022 was 7.8%, the highest in the country.

Wages and Labor Productivity

In August 2022, the minimum monthly wage stood at Ps.47,850, representing an increase of 70.4% compared to August 2021.

In June 2022, the minimum income subject to income tax was Ps.280,792.

BALANCE OF PAYMENTS

The following table sets forth information on Argentina’s balance of payments for the periods specified.

Balance of Payments

(in millions of U.S. dollars)

	For the six-month period ended June 30
	2021	2022
Current Account	2,974	(2,423)
Trade of Goods and Services	7,157	2,086
Goods(1)	8,409	5,684
Credit	35,396	44,411
Debit	26,987	38,727
Services(2)	(1,252)	(3,598)
Credit	42,250	6,589
Debit	2,624	5,092
Primary Income (Earnings)	(4,950)	(5,480)
Employee Compensation	(59)	(46)
Investment Earnings	(4,891)	(5,434)
Direct Investment	(2,366)	(2,948)
Portfolio Investment	(734)	(853)
Other Investments	(1,794)	(1,655)
Reserve Assets	3	23
Secondary Income (Current Transfers)	766	971
Capital Account	134	51
Net external financial needs	3,107	(2,372)
Financial Account	2,198	(4,522)
Central Bank	3,082	4,476
Reserves	3,082	4,476
Liabilities
Deposit-Collecting Entities	(1,134)	(2,060)
Government	2,535	(4,515)
Other Sectors	(2,285)	(2,423)
Net Errors and Omissions	(910)	(2,150)
Memorandum Item
Transactions of Reserve Assets Change	2,855	4,476
Central Bank International Reserve Variation	3,318	3,124
Exchange Rate Adjustment	463	(1,351)

(1)	Goods are calculated on a FOB basis.
(2)	Includes import and export freight and insurance.

Current Account

In the six-month period ended June 30, 2022, the current account registered a U.S.$2.4 billion deficit, compared to the U.S.$2.9 billion surplus registered during the same period in 2021. The trade of goods and services surplus decreased to U.S.$2.1 billion during the six-month period ended June 30, 2022 from U.S.$7.2 billion during the same period in 2021, while the primary income deficit decreased to U.S.$5.5 billion during the six-month period ended June 30, 2022 from U.S.$4.9 billion during the same period in 2021.

Financial Account

In the six-month period ended June 30, 2022, the financial account recorded net inflows of U.S.$4.5 billion, compared to net outflows of U.S.$2.2 billion during the same period in 2021.

Deposit-Collecting Entities. In the six-month period ended June 30, 2022, deposit-collecting entities recorded net inflows of U.S.$2.1 billion, compared to net inflows of U.S.$1.1 billion in the same period in 2021.

Government. In the six-month period ended June 30, 2022, the non-financial public sector recorded net inflows of U.S.$4.5 billion, compared to net outflows of U.S.$2.5 billion recorded during the same period in 2021.

Other Sectors. In the six-month period ended June 30, 2022, net inflows in other sectors totaled U.S.$2.4 billion, compared to net inflows of U.S.$2.3 billion in the same period in 2021.

As a result, in the six-month period ended June 30, 2022, the Central Bank’s foreign currency reserves increased by U.S.$4.5 billion.

International Reserves

As of June, 2022, the gross international reserve assets of the Central Bank totaled U.S.$42.8 billion, compared to U.S.$39.7 billion as of December 31, 2021. This increase in gross international reserves was mainly due to financing granted by international organizations to the Central Bank for an aggregate amount of U.S.$5.0 billion.

MONETARY SYSTEM

Monetary Policy

In the eight-month period ended August 31, 2022, the Central Bank resumed the policy guidelines set forth in 2020 aimed at consolidating the growth of the domestic market and exports through monetary and financial stability. The measures adopted by the Central Bank to comply with these guidelines included:

•

Monetary Policy. The Central Bank redesigned its monetary policy instruments, with the objective of (i) improving liquidity management at the financial institution level, (ii) increasing the average maturity of sterilization instruments, and (iii) focusing the monetary policy rate on Leliqs’ interest rates. In addition, the Central Bank ceased the use of seven-day swaps among interest-bearing liabilities. Pursuant to the revised monetary policy, overnight reverse repos sterilize financial institutions’ short-term liquidity, while long-term Leliqs address structural liquidity. Further, the Central Bank amended regulations so that private sector financial institutions may purchase these instruments up to the amount of their stock of time deposits.

•

Benchmark Rates. The Central Bank increased benchmark rates on saving instruments with the objective of ensuring that depositors obtain positive returns for savings in pesos. Further, the Central Bank raised the monetary policy interest rates as well as the minimum guaranteed interest rates on fixed-term deposits with the objective of supporting the demand for saving instruments in domestic currency.

•

Credit Policy. In the eight-month period ended August 31, 2022, the Central Bank’s credit policy followed the guidelines established in 2021, focusing on sustaining credit assistance to medium- small- and micro- enterprises (“MSMEs”). The Central Bank maintained a 59% nominal annual rates for investment projects and a 69% nominal annual rate for working capital, mainly to ensure access to credit under favorable conditions by MSMEs. In addition, in June 2022, the Central Bank began a simplification process of the Régimen de Efectivo Mínimo en Pesos (Minimum Cash in Pesos Regime) to strengthen the monetary policy transmission channels. The simplification reduces reserve requirements for certain deposits and is aimed at promoting productive credit to MSMEs and household consumption financing. The first stage of this simplification regime will be implemented gradually between October 2022 and January 2023.

•

Mutual Funds. The Central Bank authorized mutual funds to engage in repo operations as of August 2022, with the objective of optimizing the transmission of the monetary policy rate to the different segments of the financial system and capital markets.

•

Treasury Instruments. The Central Bank sought to reduce the volatility in the prices of treasury instruments. To that effect, the Central Bank announced its participation in the secondary market of securities issued by the Government with a residual term greater than 15 days since July 2022, buying at rates similar to those of prior auctions (plus a maximum spread of 2%) so that yields in the secondary market remain consistent with those determined in the primary market. In addition, the Central Bank announced that, as of July 2022, it would carry out bids for put options on securities issued by the Government with a maturity prior to December 31, 2023.

Further, the Central Bank decided to incorporate the interest rate of short-term Treasury bills (currently discount bills with maturities between 60 and 90 days) as a reference for monetary policy decisions. This decision is part of the Central Bank’s strategy to (i) move towards a structure of positive interest rates in real terms, taking the main financial assets of the economy as a reference, (ii) strengthen the public debt market in pesos, increasing depth and liquidity, and (iii) gradually advance in the use of Treasury instruments as monetary policy instruments.

•

Transfers to the Treasury: In the eight-month period ended August 31, 2022, the Government moved towards a gradual reduction of transfers from the Central Bank to the Treasury, establishing a limit equivalent to 1% of GDP for 2022. In addition, the Central Bank established a positive real interest rate structure to strengthen the demand for local currency assets and contribute to the exchange and financial stability.

•

Exchange rate policy: The Central Bank (i) gradually accelerated the crawling peg to bring the rate to levels in line with the domestic inflation rate, and (iii) promoted a more efficient allocation of foreign currency through foreign exchange regulation.

Central Bank Balance Sheet

The following table sets forth information on the Central Bank’s balance sheet as of the dates specified.

Central Bank Balance Sheet(1)

(in millions of pesos, unless otherwise specified)

	As of July 31,
	2021		2022
Assets
International reserves:
Gold	Ps.	348,105	Ps.	459,594
Foreign currency		2,599,420		2,928,197
Placements of foreign currency		1,171,215		1,628,592
Other(2)		804		641

Total international reserves(3)		4,117,015		5,017,025

Public bonds(4)		5,907,284		9,749,025
Credits to:
Government (temporary advances)		1,450,450		2,803,100
Financial system		487		491
International organizations(5)		487,832		670,415
Other assets(6)		4,260,856		4,044,542

Total assets		16,223,924		22,284,599

Liabilities
Monetary Base:
Currency in circulation(7)		2,114,201		3,234,472
Current accounts in pesos(8)		668,877		1,082,527

Total monetary base		2,783,568		4,316,999

Deposits:
Government deposits		81,167		697,225
Other deposits		1,083,760		1,504,822

Total deposits		1,164,927		2,202,046

Obligation to international organizations		304,826		407,494
Central Bank notes:
Notes issued in foreign currency		—		—
Notes issued in pesos		4,115,607		6,925,381

Total Central Bank notes(9)		4,115,607		6,925,381
Other liabilities		7,098,235		7,307,315

Total liabilities		15,466,673		21,159,234

Net assets		757,251		1,125,365

Memorandum items:
International reserves (in millions of U.S. dollars)	U.S.$	42,068	U.S.$	38,232
International reserves of the central bank (in months of total imports)		n.a.		n.a.
Exchange rate Ps./U.S.$(10)		96.685		131.227

(1)

Starting January 1, 2020, the Central Bank conducted a re-expression of its balance sheets to a constant currency provided by the Superintendencia de Entidades Financieras y Cambiarias (Superintendence of Exchange and Financial Entities). Information on such constant currency is not available for 2017, 2018 and 2019. Thus, the information included for each period on this table is based on the balance sheet presented by the Central Bank for the last week of each year, which follows the same methodology for each of the years included in this Annual Report. See “Monetary System—Monetary Policy.”

(2)	Includes net results of transactions under a Reciprocal Credit Agreement with ALADI.
(3)	Includes short-term foreign-currency denominated bonds and foreign currency-denominated deposits.
(4)	Includes a 1990 consolidated Treasury note, IMF obligations and others.
(5)	Includes transfers to international organizations from Government accounts and transfers to the Government from the IMF.
(6)	Includes transition accounts and others.
(7)	Includes cash in vaults at banks.
(8)	Includes bank reserves in pesos at Central Bank.
(9)	Includes Lebacs, Nobacs and Leliqs.
(10)	Exchange rate used by the Central Bank to publish its balance sheet.
Source:	Central Bank.

Foreign Exchange and International Reserves

Foreign Exchange

On March 1, 2022, the Government announced that it had reached an agreement with China to increase the total amount under the CNY swap by 16% from CNY130.0 billion (U.S.$18.7 billion) to CNY150.8 billion (U.S.$21.7 billion). See “Monetary System—Foreign Exchange and International Reserves—Foreign Exchange.”

Inflation

The table below sets forth the wholesale price index (“WPI”) and National CPI for the periods indicated:

	National CPI	WPI
2022
January	3.9%	3.7%
February	4.6%	4.7%
March	6.7%	6.3%
April	6.0%	5.9%
May	5.1%	5.2%
June	5.3%	4.8%
July	7.4%	7.1%
August	7.0%	8.2%

The inflation rate for August 2022 published by INDEC as measured by the National CPI methodology stood at 7.0%, and was mainly driven by increases in prices of clothing, goods and services, and household equipment. In August 2022, year-on-year inflation stood at 78.5%.

Securities Markets

Mutual Funds and the FGS

As of March 2022, the Fondo de Garantía de Sustentabilidad (“FGS”) was valued at Ps.5.7 billion. Securities and obligaciones negociables (bonds) continued being the FGS’ most important investments, representing 84.1% of the total value of the fund.

PUBLIC SECTOR FINANCES

2023 Budget

In September 2022, the Government submitted to Congress a draft bill of the national budget for the fiscal year ended December 31, 2023 (the “2023 Budget”). The draft 2023 Budget includes the following macroeconomic and fiscal assumptions for 2023: (i) real GDP growth of approximately 2.0%, (ii) a 2.0% increase in private consumption, (iii) a 2.0% increase in public consumption, (iv) a 2.9% increase in investments, and (v) an 7.1% increase in exports and a 2.0% increase in imports, in each case compared to 2022. Total expenditures for the public sector for 2023 were estimated at 20.6% of GDP, total primary expenditures were estimated at 18.8% of GDP and total revenues at 16.8% of GDP. As a result, the primary fiscal deficit and the overall fiscal deficit for 2023 were estimated at 2.0% and 3.8%, respectively.

The table below presents a comparison between budgeted information for 2022 and 2023 for the National Public Sector, in each case, as included in the 2023 Budget.

	Budget Comparison (in millions of pesos)
	Budgeted for 2022(1)		Budgeted for 2023(1)		Difference
					Ps.		%
Current Revenues	Ps.	14,046,774.9	Ps.	24,765,938.9		10,719,164.0	76.3%
Tax Revenues		9,044,594.2		15,936,417.3		6,891,823.1	76.2%
Social Security Contributions		4,153,329.7		7,600,382.0		3,447,052.3	83.0%
Non-Tax Revenues		255,481.1		494,064.0		238,582.9	93.4%
Sales of Goods and Services of the Public Administration		23,090.5		37,018.3		238,582.9	93.4%
Property Taxes		534,824.3		646,826.7		112,002.4	20.9%
Current Transfers		12,585.9		14,316.4		1,730.5	13.8%
Other Revenues		22,869.2		36,914.2		14,045.0	61.4%
Operating Surplus of Public Entities		—		—		—	—

Current Expenditures		16,426,723.2		27,984,235.5		11,557,512.3	70.4%
Consumption Expenditures		2,722,184.0		4,745,873.4		2,023,689.4	74.3%
Personnel		2,082,329.3		3,648,743.2		1,566,413.9	75.2%
Goods and services		639,854.7		1,097,130.2		457,275.5	71.5%
Property Taxes		1,291,950.2		2,619,984.3		1,328,034.1	102.8%
Social Security Expenditures		6,133,499.5		11,108,222.5		4,974,723.0	81.1%
Other expenditures		21,313.6		34,694.2		13,380.6	62.8%
Current Transfers		5,626,412.3		8,450,233.5		2,823,821.2	50.2%
Operating Deficit of Public Entities		631,363.6		1,025,227.6		393,864.0	62.4%

Primary Result		(2,379,948.3)		(3,218,296.6)		(1,101,474.0)	88.7%
Capital Revenues		1,392.0		15,276.2		13,884.2	997.4%
Capital Expenditures		1,242,410.1		2,343,884.1		1,101,474.0	88.7%
Real Direct Investment		653,601.8		1,392,887.9		739,286.1	113.1%
Capital Transfers		554,994.8		881,154.8		326,160.0	58.8%
Financial Investment		33,813.5		69,841.4		36,027.9	106.6%
Total Revenues		14,048,166.9		24,781,215.1		10,733,048.2	76.4%

Total Expenditures		17,669,133.3		30,328,119.6		12,658,986.3	71.6%

Total Primary Expenditures		16,378,050.8		27,709,541.6		11,331,490.8	69.2%

Primary Result		(2,329,883.9)		(2,928,326.5)		(598,442.6)	25.7%

Financial Result	Ps.	(3,620,966.4)	Ps.	(5,546,904.5)	Ps.	(1,925,938.1)	53.2%

(1)	Refers to the budgeted information for the fiscal year ending December 31, 2022 included in the 2023 Budget.
Source:	2023 Budget and Ministry of Treasury.

The primary deficit budgeted for the public administration for 2023 was set at 2.5% of GDP. After netting revenues from property income of the Fondo de Garantía de Sustentabilidad (Sustainability Guarantee Fund), the Government’s financing needs are set at approximately Ps.3.5 billion, equivalent to 2.4% of GDP. These needs are expected to be covered through the issuance of public debt in pesos in the local market, temporary advances by the Central Bank within the limits established by law and financing expected to be provided by international organizations.

Fiscal Result as of July 31, 2022 compared to Fiscal Results as of July 31, 2021

Primary Fiscal Deficit. During the seven-month period ended July 31, 2022, the primary fiscal deficit increased by 147.1%, to Ps.757.9 billion from Ps.306.7 billion for the same period in 2021. Total revenues increased by 67.9% to Ps.7,617.4 billion from Ps.4,536.0 billion, while primary expenditures (excluding interest payments) increased by 72.9% to Ps.8,375.3 billion from Ps.4,842.7 billion.

Overall fiscal result. The Republic’s overall fiscal balance recorded a deficit of Ps.1,376.6 billion in the seven-month period ended July 31, 2022, compared to a deficit of Ps.677.2 billion for the same period in 2021. Net interests increased by 67.0% to Ps.618.7 billion in the seven-month period ended July 31, 2022 from Ps.370.5 billion in the same period in 2021.

Tax Regime

Taxes on Income, Utilities and Capital Gains

On June 6, 2022, the Government issued Decree No. 298/2022, amending certain exceptions to the payment of income tax, providing that individuals earning a monthly salary below Ps.280,792 are not subject to income tax, and increasing deductions for individuals earning between Ps.280,792 and Ps.324,182.

Foreign Exchange and International Reserves

Restrictions to the Foreign Exchange Market and other related measures

In January 2022, the Central Bank exempted certain payments of commercial debts related to imports of supplies used for manufacturing goods from the requirement to obtain prior consent to access the foreign exchange market.

In March 2022, the Central Bank categorized importers of goods that fall outside the scope of the foreign exchange regulations based on the affidavits presented by such importers under the Sistema Integral de Monitoreo de Importaciones (Imports Monitoring Comprehensive System). These categories seek to determine whether importers should have fast access to the foreign exchange market or whether they should finance the imported goods at least 180 days from the registered date for the import of such goods. Special access to the foreign exchange market is granted to imports involving goods related to the pharmaceutical, agricultural and automobile industries, as well as for capital goods. Access to the foreign exchange market pursuant to these categories has been extended until December 31, 2022. In May 2022, the Central Bank announced that importers providing certification of foreign currency income arising from financial debts contracted abroad may access the foreign exchange market prior the applicable maturity date to make the corresponding payments of principal.

Further, during the eight-month period ended August 31, 2022, the Central Bank implemented measures facilitating access to the foreign exchange market for (i) incremental production of oil and gas and (ii) exports of certain services, including knowledge-based services. In addition, the Central Bank granted benefits for individuals and companies of the agricultural sector, removing limitations for the renewal of time deposits with a yield linked to the value of grains or oilseeds and the U.S. dollar/peso exchange rate, and increasing financing in pesos for certain purchases by agro-exporting companies.

Furthermore, during the eight-month period ended August 31, 2022, the Central Bank continued its strategy to promote an efficient allocation of foreign currency and prevented financial institutions and non-financial credit providers from financing purchases of products or services related to traveling and the payment of other expenses in foreign currency with credit cards.

In addition, the Central Bank designed incentives to increase the supply of foreign currency. In July 2022 and until August 31, 2022, it authorized soybean producers to make dollar-linked demand deposits for up to 70% of the value of the sale of grains, and apply the remaining 30% to purchase foreign currency in the local foreign exchange market (at the official rate plus the Impuesto PAIS (as defined herein) rate).

In August 2022, the Central Bank announced (i) the authorization for financial institution to issue 180-day U.S. dollar-denominated securities with a pre-cancelation option for a principal amount equal to U.S. dollars deposited in foreign currency accounts at such institution, aimed at stimulating the inflow of foreign currency by large exporters, and (ii) the granting of access to the dollar-linked demand accounts to exporters that anticipate settlement by more than thirty days compared to the applicable term determined for each sector.

Social Security

Retiree Programs

In March and June 2022, the Government announced an increase of 12.28% and 15.0%, respectively, for all retirements, pensions and allowances, accumulating a 29.1% increase in the six-month period ended June 30, 2022.

The Government scheduled two extraordinary payments to retirees and pensioners with low incomes, which amounted to (i) Ps.6,000 in April 2022 (for individuals with an income lower than the minimum monthly wage), and (ii) Ps.12,000 in May 2022 (for individuals with an income lower than two minimum monthly wages). Further, in August 2022, the Government announced a 15.53% increase for all retirements, pensions and allowances as of September 2022. In addition, the Government announced a Ps.7,000 monthly allowance to be paid in September, October and November 2022 to retirees and pensioners receiving up to a minimum pension and will gradually decrease to Ps.4,000 for those receiving up to two minimum pensions. This measure is estimated to reach approximately 6.1 million retirees and pensioners.

PUBLIC SECTOR DEBT

Foreign Currency-Denominated Debt

Overview

As of June 30, 2022, gross public debt totaled U.S.$378.5 billion, an increase of 4.2% compared to December 31, 2021, of which 0.03% (U.S.$102.2 million) was non-performing (excluding Untendered Debt). CER-indexed linked debt and local currency-denominated debt accounted for 31.6% of the total gross public debt, while foreign currency-denominated debt accounted for 68.4%.

During the six-month period ended June 30, 2022, the Ministry of Economy conducted 15 tender offers, including issues of securities within the short-term bills program, long-term bonds (including CER-indexed linked and dollar-linked bonds), as well as liability management transactions that extended the average maturity of short-term debt. As of June 30, 2022, the stock of short-term bills (Ledes, Lecer and Lepase) amounted to U.S.$23.7 billion compared to U.S.$19.0 billion as of December 31, 2021.

Exchange of Foreign Currency-Denominated Debt Governed by Argentine Law

As of March 30, 2022, the Republic had received orders amounting to 99.75% of the total outstanding principal amount of all securities eligible to participate in the invitation to exchange foreign currency-denominated securities governed by Argentine law launched by the Republic in August 18, 2020. As of the date of this Annual Report, the Government maintains such invitation. See “Public Sector Debt—Debt Record—2020 Debt Exchanges.”

Peso-Denominated Debt

Peso-Denominated Treasury Bills Program

As of June 30, 2022, Ps.933.8 billion aggregate principal amount of Ledes, Lecer, Lelite and Lepase were outstanding, of which approximately Ps.477.4 billion were held by the private sector.

Debt Owed to Financial Institutions

IMF

On March 25, 2022, the Republic signed a 30-month Extended Fund Facility agreement (“EFF”) with the IMF for 31.9 billion SDRs (approximately U.S.$44 billion), to refinance the SBA (as defined below) entered into in June 2018. See “The Argentine Economy—Background and Recent Economic History—Agreements with the IMF.” The EFF provides balance of payments and budget support, with the objective of strengthening public finances, tackling inflation, boosting the accumulation of international reserves, and setting the basis for more sustainable and inclusive economic growth.

The EFF includes 10 reviews by the IMF to be carried out quarterly over two and a half years. On June 25, 2022, the IMF approved the Republic’s first quarterly review under the EFF, authorizing an immediate disbursement of approximately U.S.$4.01 billion. The remaining disbursements will be made after the completion of each review. The repayment period for each disbursement is 10 years, with a grace period of four and a half years, which implies that the Republic shall repay the debt between 2026 to 2034.

Between March 25, 2022 and July 29, 2022, the Government made principal payments to the IMF for 6,028 million SDRs (approximately U.S.$8.1 billion).

On September 19, 2022, the Republic reached an agreement with the IMF on the second review under the EFF, which, as of the date of this Annual Report, remained subject to approval by the IMF’s Executive Board. Upon completion of the review, the Republic would gain access to 3.0 billion SDRs (approximately U.S.$3,900 billion).

Paris Club

On May 30, 2022, the Government issued Decree No. 286/2022 announcing an agreement with the Paris Club to defer debt payments until the earlier of (i) the signing of a new agreement on the repayment of the outstanding obligations of the Republic or (ii) September 30, 2024. The Republic intends to reach an agreement regarding the repayment of the outstanding obligations within the following months, on a repayment schedule that is both consistent with the Republic’s repayment capacity and sustainable.

World Bank

On July 25 and September 7, 2022, the Government announced financing agreements with the World Bank for U.S.$200 million and U.S.$900 million, respectively. These financing agreements are aimed at promoting sustainable growth in Argentina, driven by innovation and focused on the creation of productive technology-based companies, support for entrepreneurs and access to private capital.

Legal Proceedings

The Settlement

As of September 1, 2022, agreements in principle have been executed with holders of approximately 86% of the nominal amount of Untendered Debt outstanding as of December 31, 2015 (including in the calculation claims that the Republic considers time-barred and for which no agreements have been entered into).

As of September 1, 2022, payments to settling creditors had resulted in the dismissal of claims in the United States for an aggregate nominal amount of approximately U.S.$3.5 billion, plus interest, and the discharge of judgments in the amount of approximately U.S.$5.5 billion. Additional claimants in the U.S. District Court for the Southern District of New York (the “New York District Court”) have entered into settlement agreements, upon payment of the amounts contemplated in such settlements, the claims are to be dismissed.

As of September 1, 2022, the Republic has settled with holders of German law governed bonds for a nominal amount of €750.1 million. Procedures to permit the settlement and cancellation of other German law governed bonds that are held in physical form are under review.

Individual litigation in the United States

As of September 1, 2022, 30 complaints involving bonds defaulted in 2001 with an alleged nominal amount of approximately U.S.$249 million were pending in court. In these actions, judgments for a total value of approximately U.S.$398 million have been entered involving bonds with a nominal amount of approximately U.S.$151 million. Argentina will seek to resolve these claims via a negotiated settlement.

GDP warrant litigation (United States and United Kingdom)

On February 15, 2022, the New York District Court denied the Republic’s motion to dismiss the sixth complaint in connection with GDP-linked warrants in the United States. This action has proceeded in coordination with the other five GDP-linked warrants actions.

On February 24, 2022, the New York District Court amended the April 26, 2021 scheduling order it had entered in the five coordinated actions, incorporating the sixth coordinated action, and extending the completion of fact discovery to July 29, 2022 and the completion of expert discovery to December 16, 2022. On August 22, 2022, the Court further amended the scheduling order, extending the completion of expert discovery to January 13, 2023.

On September 14, 2022, the claimants in the GDP-linked warrants proceedings in the United Kingdom filed a new amendment to their particulars of claim in which they pleaded two additional remedies as alternatives to their claim for non-payment of amounts due under the warrants for the year 2013: (i) alleged damages for breach of contract in the amount of €782 million plus interest or (ii) relief on the basis that the warrants were legally frustrated, in an amount to be determined at trial, if any.

Pari passu litigation

While plaintiffs have brought claims for breach of the pari passu clause after the pari passu injunction was lifted in April 2016, as of the date of this Annual Report, no request for pari passu injunctions or damages made after April 22, 2016 has been granted by the New York District Court. See “Public Sector Debt—Legal Proceedings.”

Litigation in Germany

As of September 1, 2022, final judgments entered for a total amount of approximately €122 million in principal plus interest and costs in suits on Untendered Debt brought against Argentina in Germany remain unsettled, while claims seeking approximately €1.5 million in principal on defaulted debt, plus interest, have been filed in Germany although no final judgment has yet been rendered. The Republic has continued settling cases with holders of Untendered Debt governed by German law that are not time barred on a basis consistent with the Settlement Proposal.

ICSID Arbitration

As of August 24, 2022, there were (i) six final outstanding awards issued by ICSID tribunals against Argentina totaling U.S.$804 million, (ii) one ICSID award against Argentina for U.S.$21.7 million pending annulment requested by Argentina, and (iii) five ongoing ICSID proceedings against Argentina, with claims totaling U.S.$2.95 billion.

All amounts described above are approximate and refer to principal, excluding interest and costs.

In the case served on November 15, 2021, the Republic moved to dismiss on January 14, 2022, a petition to enforce an ICSID arbitral award for approximately U.S.$325 million, plus interest, filed in the U.S. District Court for the District of Columbia. On January 28, 2022, the petitioner filed an opposition to the motion to dismiss. On February 4, 2022, the Republic filed a reply in support of its motion to dismiss. As of September 1, 2022, the Court’s decision on the motion to dismiss was pending.

On June 9, 2022, the Republic was served in a separate action in the U.S. District Court for the District of Columbia, seeking enforcement of an arbitral award issued against the Republic under the ICSID Convention for approximately U.S.$21 million, plus interest. On August 8, 2022, the Republic moved to dismiss the complaint. On August 22, 2022, the plaintiff filed an opposition to the motion to dismiss. The Republic filed its reply in support of its motion to dismiss on August 29, 2022. As of September 1, 2022, the Court’s decision on the motion to dismiss was pending.

On July 1, 2022, the Republic was served in the action filed in Argentine courts seeking enforcement of an ICSID award against the Republic of approximately U.S.$1.0 million, plus interest.

Other Arbitration

As of September 1, 2022, there were (i) two final outstanding UNCITRAL awards against Argentina totaling U.S.$7.5 million, (ii) one ICC award for U.S.$67.1 million against Argentina pending annulment requested by Argentina, (iii) one ongoing UNCITRAL proceeding against Argentina for U.S.$11 million, and (iv) two suspended ICC proceedings with claims totaling U.S.$200.7 million.

All amounts described above are approximate and refer to principal, excluding interest and costs.

Other Non-Creditor Litigation in the U.S.

On January 14, 2022, the parties in the cases concerning the claims brought by the Petersen Entities and the Eton Park Entities exchanged reply expert reports. Expert discovery closed on March 30, 2022. On April 14, 2022, the parties filed cross-motions for summary judgment. In their motion for summary judgment, plaintiffs claim U.S.$7.5 billion in direct damages for the Petersen Entities and U.S.$898 million in direct damages for the Eton Park Entities, U.S.$156 million as indirect damages for the Petersen Entities, and prejudgment interest. In its motion for summary judgment, the Republic contends that judgment should be granted for the Republic on all plaintiffs’ claims. The parties filed their oppositions to each other’s motions for summary judgment and replies in support of their motions for summary judgment on May 6, 2022 and June 23, 2022, respectively. The Republic disputes plaintiffs’ allegations of both liability and damages, including plaintiffs’ entitlement to relief and calculation of damages. As of September 1, 2022, the New York District Court’s decision on the motions for summary judgment was pending.

PRESENTATION OF STATISTICAL AND OTHER INFORMATION

All annual information presented in this Annual Report is based upon January 1 to December 31 periods, unless otherwise indicated. Totals in some tables in this Annual Report may differ from the sum of the individual items in those tables due to rounding.

Unless otherwise stated, prices and figures are stated in current values of the currency presented, and references in this Annual Report to “pesos”, “Ps.” and “ARP” are to Argentine pesos, references to “U.S. dollars” and “U.S.$” are to the currency of the United States of America, references to “euros,” “€” and “EUR” are to the currency of the European Union, references to “CHF” are to Swiss francs and references to “JPY” are to Japanese yens.

Information in this Annual Report that is identified as being derived from a publication of the Republic or one of its respective agencies or instrumentalities is included as public official statements made on the authority of the Republic. Certain statistical information included in this Annual Report is preliminary and is subject to change, completion or amendment.

INDEC

Statistical information reported in this Annual Report has been derived from official publications of, and information supplied by, a number of agencies, including INDEC and the Dirección General de Estadística y Censos de la Ciudad de Buenos Aires (General Directorate of Statistics and Census of the City of Buenos Aires).

Between 2007 and 2015, INDEC—the only institution in Argentina with the statutory authority to produce official nationwide statistics—underwent institutional and methodological reforms that gave rise to controversy regarding the reliability of the information that it produced, including CPI, GDP, unemployment and poverty data. The IMF censured Argentina for failing to make sufficient progress, as required under the Articles of Agreement of the IMF, in adopting remedial measures to address the quality of official data, including CPI and GDP data.

In January 2016, the Government initiated a reorganization of INDEC’s structure. On June 26, 2016, INDEC began publishing CPI figures (starting May 2016) based on a survey conducted in the Greater Buenos Aires area.

In June 2016, INDEC published the “INDEC Report”, a revised calculation of GDP for 2004. The revised calculation of GDP forms the basis of Argentina’s real GDP calculation for every year thereafter. Among other adjustments, in calculating GDP for 2004, INDEC made changes to the composition of GDP that resulted in a upward adjustment. In calculating real GDP for subsequent years based on the revised 2004 GDP, INDEC used deflators that are consistent with its revised methodology to calculate inflation.

In November 2016, the IMF Executive Board lifted its censure on Argentina.

On July 11, 2017, INDEC began publishing the National CPI, which classifies individual consumption by purpose, disaggregating information based on 12 factors. The adoption of the National CPI brought Argentina’s statistical practice in line with the Organization for Economic Co-operation and Development (“OECD”) guidelines as well as the methodology followed by the statistical divisions of several international organizations, including the United Nations, World Bank, IMF, Economic Commission for Latin America and the Caribbean, and the IADB.

National Public Accounts

Historically, transfers from the Central Bank and the FGS to the Government were recorded as current fiscal revenue under “other non-tax revenue.” Starting in 2016 (and on a pro forma basis for 2015), the Government classifies income generated by the Central Bank and the FGS as financial revenue that does not form part of the calculation of the primary fiscal balance. See “Public Sector Finances—Introduction.”

Certain Methodologies

CER and CVS. Certain data included in this Annual Report has been adjusted for inflation based on the Coeficiente de Estabilización de Referencia (Stabilization Coefficient, or “CER”), or the Coeficiente de Variación Salarial (“CVS”). CERs are units of account whose value in pesos is indexed to the CPI designated to be used by the Government. The nominal amount of a CER-based financial instrument is converted to a CER-adjusted amount and interest on the financial instrument is calculated on the CER-adjusted balance. CVSs are units of account whose value in pesos is determined based on changes in an index of public and private sector wages. The nominal amount of a CVS-based financial instrument is converted to a CVS-adjusted amount and interest on the financial instrument is calculated on the CVS-adjusted balance. Adjustments and payments on the Republic’s debt indexed to the CER and CVS are not subject to restatement or revision.

Exports. Exports are calculated based upon (i) for purposes of foreign trade, statistics reported to Argentine customs upon departure of goods from Argentina on a FOB basis and (ii) for purposes of the balance of payments accounts, statistics collected on a FOB basis.

Imports. Imports are calculated based upon (i) for purposes of foreign trade, statistics reported to Argentine customs upon entry of goods into Argentina on a cost, insurance and freight included basis (“CIF basis”) and (ii) for purposes of the balance of payments accounts, statistics collected on a free on board (“FOB basis”) at a given departure location.

Inflation. The rate of inflation or inflation rate provides an aggregate measure of the rate of change in the prices of goods and services in the economy. The inflation rate is generally measured by the rate of change in the CPI between two periods unless otherwise specified. The annual percentage rate of change in the CPI as of a particular date is calculated by comparing the index as of that date against the index as of the date twelve months prior. The CPI in Argentina is calculated by INDEC.

Underemployment rate. Underemployment rate represents the percentage of Argentina’s labor force that has worked fewer than 35 hours during the week preceding the date of measurement and seeks to work more.

Unemployment rate. Unemployment rate represents the percentage of Argentina’s labor force that has not worked a minimum of one hour with remuneration or 15 hours without remuneration during the week preceding the date of measurement. The “labor force” refers to the sum of the population in major urban centers across Argentina that has worked a minimum of one hour with remuneration or 15 hours without remuneration during the week preceding the date of measurement plus the population that is unemployed but actively seeking employment.

Balance of Payments. Since 2017, balance of payments statistics are prepared based on the classification criteria set forth in the sixth edition of the Balance of Payments and International Investment Position Manual of the International Monetary Fund (IMF). See “Balance of Payments—Overview.”

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward looking statements. Forward looking statements are statements that are not historical facts, including statements about the Republic’s beliefs, expectations and the projections included in the 2021 and 2022 budget bills submitted to Congress. These statements are based on the Republic’s current plans, estimates and projections. While these forward-looking statements might have been reasonable when formulated, they are subject to certain risks and uncertainties, including the potential effects of current events, such as the COVID-19 pandemic, that are not reasonably foreseeable or known at this time, and could cause actual results to differ materially from those contemplated by the relevant forward-looking statements. Accordingly, the Republic gives no assurance that actual events will not differ materially from the information included in this presentation. Forward-looking statements speak only as of the date they are made. The Republic undertakes no obligation to update any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. The information contained in this Annual Report identifies important factors that could cause such differences. Such factors include, but are not limited to:

•	adverse domestic factors, such as:

•	increases in inflation;

•	increases in domestic interest rates;

•	impact on the economy and the government finances of the measures taken to prevent the spread of the recent coronavirus (COVID-19); and

•	exchange rate volatility, any of which could lead to lower economic growth or a decrease in Argentina’s international reserves;

•	adverse external factors, such as:

•	declines in foreign investment, which could deprive the Argentine economy of capital needed for economic growth;

•	changes in international prices (including commodity prices) and high international interest rates, either of which could increase Argentina’s current account deficit and budgetary expenses; and

•

recession or low economic growth in Argentina’s trading partners, which could decrease exports from Argentina and the country’s international competitiveness, induce a contraction of the Argentine economy and, indirectly, reduce tax revenues and other public sector revenues and adversely affect the country’s fiscal accounts;

•	other adverse factors, such as:

•	climatic events;

•	international or domestic hostilities and political uncertainty; and

•	adverse outcomes in ongoing litigation and arbitration proceedings in several jurisdictions that may lead to new judgments and awards against Argentina.

DATA DISSEMINATION

Argentina subscribes to the Special Data Dissemination Standard (“SDDS”) of the IMF, which is designed to improve the timeliness and quality of information of subscribing member countries. The SDDS requires subscribing member countries to provide schedules indicating, in advance, the date on which data will be released (the so-called “Advance Release Calendar”). For Argentina, precise dates or “no-later-than-dates” for the release of data under the SDDS are disseminated in advance through the Advance Release Calendar, which is published on the Internet under the International Monetary Fund’s Dissemination Standards Bulletin Board. Summary methodologies of all metadata to enhance transparency of statistical compilation are also provided on the Internet under the International Monetary Fund’s Dissemination Standards Bulletin Board. The Internet website is located at http://dsbb.imf.org. The Republic, the Government nor any agents acting on behalf of the Republic or the Government in connection with this Annual Report accepts any responsibility for information included on that website, and its contents are not intended to be incorporated by reference into this Annual Report.

SUMMARY

Selected Economic Information

(in billions of pesos unless otherwise indicated)

	For the year ended and as of December 31,
	2017		2018		2019		2020		2021
THE ECONOMY:
Real GDP (in billions of 2004 pesos)	Ps.	726.4	Ps.	707.4	Ps.	693.2	Ps.	624.3	Ps.	689.2
Rate of change from prior year		2.8%		(2.6)%		(2.0)%		(9.9)%		10.4%
Nominal GDP		10,660.2		14,745.8		21,558.4		27,196.7		46,282.1
Nominal GDP per capita (in thousands of U.S. dollars)	U.S.$	14.6	U.S.$	11.8	U.S.$	9.9	U.S.$	8.5	U.S.$	10.6
Inflation (as measured by INDEC)		24.8%		47.6%		53.8%		36.1%		50.9%
Unemployment rate		7.2%		9.1%		8.9%		11.0%		7.0%
Population(1)		44.0		44.5		44.9		45.4		47.3
BALANCE OF PAYMENTS (in billions of U.S. dollars):
Current account	U.S.$	(31.2)	U.S.$	(27.1)	U.S.$	(3.5)	U.S.$	3.1	U.S.$	6.7
Of which:
Imports of goods		64.1		62.5		46.9		40.3		59.3
Exports of goods		58.7		61.8		65.2		54.9		78.0
Capital account		0.2		0.1		0.2		0.2		0.2
Financial account		(31.3)		(28.0)		(5.1)		3.9		4.5
Errors and omissions		(0.3)		(1.1)		(1.9)		0.6		(2.4)
Change in gross international reserves deposited in the Central Bank		14.6		11.3		(21.4)		(7.7)		0.1
Gross international reserves deposited in the Central Bank		55.1		65.8		44.8		39.4		39.7
PUBLIC FINANCE:
Revenues		1,951.4		2,529.6		3,852.3		4,699.0		8,516.4
As a % of GDP		18.3%		17.2%		17.9%		17.3%		18.4%
Primary Expenditures		2,355.6		2,868.6		3,947.5		6,448.9		9,496.6
As a % of GDP		22.1%		19.5%		18.3%		23.7%		20.5%
Primary fiscal balance		(404.1)		(339.0)		(95.1)		(1,750)		(980)
As a % of GDP		(3.8)%		(2.3)%		(0.4)%		(6.4)%		(2.1)%
Overall fiscal balance		(629.1)		(727.9)		(819.4)		(2,292.8)		(1,664.5)
As a % of GDP		(5.9)%		(4.9)%		(3.8)%		(8.4)%		(3.6)%

PUBLIC DEBT (including arrears) (in billions of U.S. dollars):
Peso-denominated debt	U.S.$	100.4	U.S.$	78.5	U.S.$	71.7	U.S.$	79.0	U.S.$	107.8
Foreign-currency denominated debt		220.6		253.7		251.4		256.6		255.4

Total gross public debt	U.S.$	320.9	U.S.$	332.2	U.S.$	323.1	U.S.$	335.6	U.S.$	363.2

Total gross debt (including arrears and Untendered Debt) as a % of GDP		56.5%		85.2%		88.8%		102.8%		80.6%

Total gross debt (including arrears and Untendered Debt) as a % of Government revenues		287.7%		473.1%		455.6%		440.2%		397.2%

(1)	In millions. INDEC projections based on census conducted in 2010. As of the date of this Annual Report, INDEC estimates a total population of 47.3 million.
Source:	INDEC and Ministry of Economy.

THE REPUBLIC OF ARGENTINA

Map of Argentina

ESTADO PLURINACIONAL DE BOLIVIA
REPÚBLICA DEL PARAGUAY
REPÚBLICA FEDERATIVA DEL BRASIL
REPÚBLICA ORIENTAL DEL URUGUAY
PROVINCIA DE BUENOS AIRES
PROVINCIA DE LA PAMPA
PROVINCIA DE RIO NEGRO
PROVINCIA DEL CHUBUT
PROVINCIA DE SANTA CRUZ
ISLAS MALVINAS
OCÉANO PACÍFICO SUR
OCÉANO ATLÁNTICO SUR
MAR ARGENTINO
MAR DE WEDDELL
ANTÁRTIDA ARGENTINA
PENÍNSULA ANTÁRTICA
ANTÁRTIDA

Territory and Population

The Republic of Argentina consists of 23 provinces and the City of Buenos Aires. Located in the southeastern region of South America, Argentina is the second largest country in Latin America and the eighth globally in terms of territory, covering approximately 3.8 million square kilometers (1.5 million square miles), including territorial claims in the Antarctic region (covering approximately 970,000 square kilometers) and to certain south Atlantic islands (covering approximately 5,000 square kilometers), excluding the recently recognized extension by Argentina’s sovereign rights in the South Atlantic Ocean. See “—Foreign Affairs and International Organizations—The Malvinas Sovereignty Dispute” and “—Foreign Affairs and International Organizations—Continental Shelf.”

The most densely inhabited areas and the main agricultural regions of the country are located on the wide temperate belt that stretches across central Argentina. The country’s population as of 2022 was an estimated 47.3 million, based on preliminary information from the most recent census conducted on such year. During the period from 2010 to May 2022, Argentina’s population grew at an estimated average annual rate of 1.2%, based on preliminary information from the 2022 census.

Based on information from the 2010 census, as of 2010, approximately 91.0% of the population of Argentina lived in urban areas and approximately 46.2% of the population (18.5 million people) lived in the City of Buenos Aires and the heavily populated urban area surrounding the City of Buenos Aires, known as the Greater Buenos Aires Area. As of 2010, approximately 98.1% of the population over the age of 10 and older was literate.

The table below sets forth comparative gross national income (“GNI”) figures and selected other comparative statistics using the most recent year for which such comparative information is available.

Population

	Argentina		Brazil		Chile		Colombia		Mexico		Peru		United States
Per capita GNI(1)	U.S.$	10.050	U.S.$	7.720	U.S.$	15,000	U.S.$	6.160	U.S.$	9.380	U.S.$	6.520	U.S.$	70.430
Life expectancy (in years)(2)		76.8		76.1		80.3		77.5		75.1		76.9		77.3
Infant mortality (% of live births)(2)		0.76%		1.31%		0.58%		1.14%		1.18%		1%		0.54%
Adult literacy rate (% of population age 15 or older)(3)		99%		93.2%		96%		95.6%		95.2%		94.5%		n.a.

(1)	Data as of 2021.
(2)	Data as of 2020.
(3)	Data as of 2018, except for Mexico, Peru and Colombia (2020) and Chile (2017).

n.a. = not available.

Source: World Bank World Development Indicators.

Government

The Argentine Constitution, first adopted in 1853, provides for a tripartite system of government divided into an executive branch headed by the President, a legislative branch consisting of a bicameral Congress, and a judicial branch headed by the Supreme Court of Justice. The Constitution was last amended in 1994. Each province and the City of Buenos Aires has its own constitution and the people of each province elect a governor and legislators who are independent from the Government. The Government may directly intervene in the administration of the provincial governments in certain emergency situations, including, to secure the republican form of government and in the case of foreign invasions.

Executive Branch

The president and vice president are directly elected for a four-year term, may serve for a maximum of two consecutive terms and may be re-elected after one term out of office. The president oversees the administration of the country and has the power to veto laws in whole or in part. Congress may override a presidential veto by a two-thirds majority vote in each chamber. The Jefatura de Gabinete de Ministros (Office of the Chief of the Cabinet of Ministers) is responsible for the administration of the country and prepares the Government’s annual budget, which is subject to congressional approval. The president chooses the chief of the Cabinet of Ministers, who may be removed by the vote of an absolute majority of both houses of Congress. All references in this Annual Report to the “Executive Power” are to the executive branch as described herein.

Congress

Congress is composed of the Senate and the Chamber of Deputies.

The Senate. There are a total of 72 senate seats, with three for each province and three for the City of Buenos Aires. Of the three senators from each district, two represent the party receiving the most votes in that district, and the third represents the party receiving the second-most votes. Senators are elected by popular vote to serve for six-year terms. Elections are held for one-third of the senate seats every two years. The last Senate elections were held in November 2021.

The Chamber of Deputies. The Chamber of Deputies consists of 257 seats, which are allocated in proportion to each district’s population. Deputies are elected by popular vote to serve four-year terms. Elections for half of the seats are held every two years. The last elections for seats in the Chamber of Deputies were held in November 2021.

Judicial System

The judicial system is composed of federal and provincial trial courts, courts of appeal and the Supreme Court of Justice (“Supreme Court”) which has up to five justices.

The Consejo de la Magistratura (“Judicial Council”) consists of an independent panel of lawyers, representatives of the judiciary, legislators, a representative of the executive branch and an academic. This body oversees the administration of the judicial branch, the initiation of impeachment proceedings against judges other than Supreme Court justices and the selection of judges. The Jurado de Enjuiciamiento (Jury of Prosecution) decides proceedings initiated by the Judicial Council to remove judges.

The president appoints all Supreme Court justices subject to Senate approval. All federal court judges are also appointed by the president subject to Senate approval, but they must be selected from a list of individuals submitted by the Judicial Council. Supreme Court justices and all federal court judges are subject to a mandatory retirement age of 75. All judicial appointments must be approved by two-thirds of the Senate. Pursuant to a presidential decree, candidates’ identities and certain additional information are published, and the executive branch provides for a period of public comment on each nomination before it is submitted to the Senate.

As of the date of this Annual Report, the Supreme Court had four confirmed sitting justices. Mr. Rosatti assumed as Chief Justice on October 1, 2021.

Recent Political History

Argentina has been under uninterrupted civilian rule since 1983, when the last military government came to an end due to poor economic management and the loss of a brief war with the United Kingdom over the Islas Malvinas. In 1983, Raúl Alfonsín was elected president. In 1989, Raúl Alfonsín was succeeded as president by Carlos Menem, who was re-elected in 1995 to a four-year term following the 1994 constitutional amendments that reduced the presidential term to four years from six.

After a decade of relative stability, Argentina faced an unprecedented social, economic and political crisis beginning in 2001 and 2002. See “The Argentine Economy—Background and Recent Economic History.” During this crisis, Argentina’s economy contracted significantly and poverty and unemployment reached record levels. The administration of President Fernando de la Rúa, who took office in October 1999, was unable to restore economic growth and during the second half of 2001, the deepening economic recession fueled rising social unrest.

Ongoing widespread riots and protests forced President de la Rúa and his entire cabinet to resign on December 19 and 20, 2001. Between December 2001 and January 2002, Congress appointed three successive presidents pursuant to the Constitution, including Eduardo Duhalde, who called for elections to be held on April 27, 2003, prior to the scheduled expiration of his term. Néstor Kirchner, former governor of the province of Santa Cruz, was elected and sworn in as president on May 25, 2003. President Kirchner’s term expired on December 10, 2007.

On October 28, 2007, Cristina E. Fernández de Kirchner, from the Frente para la Victoria (Front for Victory) faction of the Peronist Party and President Kirchner’s wife, was elected president. On October 23, 2011, President Fernández de Kirchner was re-elected for a second four-year term, which ended on December 10, 2015.

On November 22, 2015, Mauricio Macri, the candidate from the Cambiemos alliance, was elected president for a four-year term, which ended on December 10, 2019.

Mr. Alberto Fernández was elected president in the national presidential elections that took place in Argentina on October 27, 2019, with the Frente de Todos coalition earning approximately 48.10% of the votes. Mr. Fernández took office on December 10, 2019.

Political Parties

The following are Argentina’s main national political coalitions:

•	Frente de Todos, a coalition of several parties, including primarily:

•	Partido Justicialista (“PJ”), or Peronist Party, founded by President Juan D. Perón in the 1940s, which includes the following factions:

•	Unidad Ciudadana (Citizen’s Union), formerly Frente para la Victoria (Front for Victory); and

•	Frente Peronista (Peronist Front).

•

Frente Renovador (Renewal Front, or “FR”), founded in 2013 as a split-off from the PJ. For the 2015 presidential elections, the FR and the former governor of the province of Córdoba, Juan Manuel de la Sota, formed the Unidos por una Nueva Alternativa (“UNA”) coalition.

•	Juntos por el Cambio, formerly Cambiemos, was founded in 2015 and is a coalition of several parties, including primarily:

•

Unión Propuesta Republicana (Republican Proposal Union, or “Unión PRO”), a political alliance that emerged in Argentina in 2007 composed of the following parties: Propuesta Republicana (Republican Proposal) (formerly Compromiso para el Cambio), Unión del Centro Democrático (UCeDé) (Union of the Democratic Center), Recrear para el Crecimiento (Recreating for Growth), Partido Federal (Federal Party), Unión Celeste y Blanco (Blue and White Union), Partido Popular Cristiano Bonaerense (Christian People’s Party of Buenos Aires) and Partido Nuevo Buenos Aires (New Buenos Aires Party);

•	Radical Civic Union;

•	Evolución Radical; and

•	Coalición Cívica (Civic Coalition, or “ARI”).

In addition, certain provincial political parties have important representation in Congress, including locally-based parties from Santiago del Estero, Neuquén, San Luis and Catamarca.

On October 27, 2019, presidential and congressional elections took place in Argentina. In the presidential elections, Alberto Fernández (Frente de Todos) obtained 48.10% of the votes, Mauricio Macri (Juntos por el Cambio) obtained 40.37% of the votes and Roberto Lavagna (Consenso Federal) obtained 6.16% of the votes.

On November 14, 2021, mid-term national congressional elections were held in Argentina. Candidates of Juntos por el Cambio (formerly Cambiemos) obtained 41.89% of all votes cast, Frente de Todos (a coalition of several parties, including the PJ) obtained 33.03% of all votes cast, Frente de Izquierda y de Trabajadores obtained 5.94% of all votes cast, Avanza Libertad obtained 4.67% of all votes cast and other political parties obtained 13.25% of all votes cast.

The following table shows the party composition of the Chamber of Deputies and Senate following the elections in the years specified.

	Chamber of Deputies(1)			Senate(2)
	2017	2019	2021	2017	2019	2021
Party:
Bloque Frente de Todos(3)	95	119	118	33	41	35
Juntos por el Cambio	108	116	116	24	25	33
Interbloque Federal(4)	—	11	8	—	—	—
Others(5)	34	12	15	15	6	4

Total	257	257	257	72	72	72

(1)	Composition of the Chamber of Deputies as of December 10 of each year specified, the date on which the deputies elected during such year took office.
(2)	Composition of the Senate as of December 31 of each year specified.
(3)	In the 2021 elections, the Frente Renovador began to form part of the Bloque Frente de Todos.
(4)

In the Chamber of Deputies, this alliance included (i) Córdoba Federal, Partido Justicialista, Consenso Federal, Frente Progresista Cívico y Social and the Socialist Party in the 2019 elections and (ii) the Interbloque Federal included Córdoba Federal, Identidad Bonaerense and Partido Socialista in the 2021 elections.

(5)	Includes other registered parties, primarily represented by one legislator each, and certain local political parties of the provinces.
Source:	Senate and Chamber of Deputies of Argentina.

In accordance with the political reform bill passed by Congress on December 2, 2009, elections in Argentina are subject to the following regulations:

•

Private contributions for electoral campaigns can only be made by individuals, not companies. In addition, the Government distributes 50% of state funds for media advertisements equally among all candidate lists, and the remaining 50% is distributed according to the percentage obtained by each political party in the previous election.

•

Primary elections to elect presidential and congressional candidates must be open, mandatory and simultaneous. All citizens are allowed to vote in the primary of their choosing, regardless of party affiliation.

•

To compete in national elections, candidates must obtain at least 1.5% of the vote in the presidential primary contest (including coalitions) and have the support of a certain number of affiliates as specified in the bill.

On May 15, 2019, Congress enacted legislation regulating the funding of political parties aimed at strengthening transparency, and controlling and limiting the source of the funds.

The next national presidential and congressional elections are scheduled for October 2023.

Foreign Affairs and International Organizations

Argentina maintains diplomatic relations with a variety of countries and is a member of several international organizations. Argentina is a charter member of the United Nations, a founding member of the Organization of American States (“OAS”), and a member of the following international organizations, among others:

•	the International Monetary Fund;

•	the World Bank Group;

•	the International Finance Corporation;

•	the IADB;

•	the CAF;

•	the FONPLATA;

•	the Central American Bank for Economic Integration;

•	the International Fund for Agricultural Development;

•	the WTO;

•	the International Labor Organization;

•	the Financial Action Task Force and the GAFISUD;

•	the International Association of Insurance Supervisors;

•	the International Organization of Securities Commissions;

•	the World Customs Organization; and

•	the ALADI.

G-20

Argentina has been a member of the G-20, an informal forum that promotes discussion between developed and emerging-market countries on key issues related to the global economy, since it was established in 1999. The G-20 is a key forum for international economic cooperation among its members.

Bilateral Investment Treaties (“BITs”)

Argentina is a party to 48 BITs currently in force and to a trade agreement with Chile, which includes an investment chapter with an investor-state dispute settlement mechanism. Following the 2001/2002 crisis and the underlying measures adopted by the Government to address the crisis, several arbitration proceedings have been brought by investors against Argentina before the International Centre for Settlement of Investment Disputes (“ICSID”), in accordance with ICSID Arbitration Rules and UNCITRAL Rules, and before the Permanent Court of Arbitration, under various BITs. As of the date of this Annual Report, most of these cases had either been decided or settled. See “Public Sector Debt—Legal Proceedings—ICSID Arbitration” and “—Other Arbitration.”

The Financial Stability Board

The Financial Stability Board (“FSB”) is an international body that monitors and makes recommendations about the global financial system. The FSB seeks to strengthen financial systems and increase the stability of international financial markets; it does so by coordinating with its members’ national financial authorities and international standard-setting bodies as they work toward developing strong regulatory, supervisory and other financial sector policies to promote international financial stability. The FSB aims to foster a level playing field by encouraging consistent implementation of these policies across sectors and jurisdictions. Argentina has been a member of the FSB since its creation in 2009, represented by the Central Bank.

G-24

Argentina has been a member of the Group of Twenty-Four since the Intergovernmental Group of Twenty-Four on International Monetary Affairs and Development (G-24) was established in 1971. The purpose of the group is to coordinate the position of developing countries on monetary and development issues, particularly issues on the agendas of the IMF Committee and the Development Committee, and to ensure increased representation and participation of developing countries in negotiations on international monetary system reform.

MERCOSUR

Argentina is a founding member of the Southern Common Market (“MERCOSUR”), established in March 1991 with Brazil, Paraguay and Uruguay as full members or the “Member States.” In July 2012, the founding members (other than Paraguay) admitted the Republic of Venezuela as a full member of MERCOSUR, and in December 2013, Paraguay acknowledged Venezuela’s status as a full member. On December 2, 2016, Venezuela’s status as a full member was temporarily suspended by the other Member States, after it was considered to have failed to implement MERCOSUR regulations in the established four-year period, in accordance with the undertakings assumed in 2012 in connection with its admission to MERCOSUR. On August 5, 2017, the founding members extended Venezuela’s suspension in furtherance of MERCOSUR’s democratic clause. In July 2015, Bolivia signed a protocol to become a full member of MERCOSUR, which remains subject to ratification by the national congress of Brazil. Upon approval, Bolivia will have a four-year period to gradually adopt MERCOSUR’s regulations.

Chile, Colombia, Ecuador, Peru, Guyana and Suriname are “Associate States” of MERCOSUR. Approximately 80% of the regional trade is free from tariffs.

Under the MERCOSUR Treaty, the founding members of MERCOSUR pledged:

(1)

to establish a common market with free movement of goods, services and factors of production by eliminating or significantly reducing, in some cases over a period of years, import duties, tariffs and other barriers to trade among members;

(2)	to establish common external tariffs for trade with non-members, and

(3)	to adopt a common trade policy towards third countries and blocs.

With the aim of transforming the region into a customs union, in December 1994, the founding members of MERCOSUR agreed to implement a common external tariff. The common external tariff regime took effect on January 1, 1995; however, each member was allowed to exclude certain items from the regime. The exceptions period has been extended to allow Argentina and Brazil to maintain their list of exceptions until December 31, 2021, Uruguay until December 31, 2022, and Paraguay until December 31, 2023.

MERCOSUR members have not yet fully harmonized technical regulations and tariffs exceptions as well as national trade regimes in order to advance in a policy of no border controls.

MERCOSUR has created regional bodies and institutions that aim to further develop the integration process between its members, encompassing several areas such as, energy, transport, communications, education, health, social development, justice, science and technology. MERCOSUR residents also benefit from special residency and work permit regimes within the territory of members of the bloc and associated states.

On June 28, 2019 and August 23, 2019, Mercosur concluded in substance negotiations (i) for an association agreement with the European Union, including a free trade area and commitments in cooperation and (ii) for comprehensive free trade agreement with the EFTA. The parties are currently conducting a legal review of the texts and finalizing technical details.

In July 2022, negotiations for a free trade agreement with Singapore were concluded in substance. The parties are currently conducting a legal review of the texts and finalizing technical details.

In December 2019, the MERCOSUR members entered into a Trade Facilitation Agreement aimed at increasing trade within the bloc and leveling the playing field conditions regarding products originating outside MERCOSUR.

On July 20, 2022, MERCOSUR members agreed to reduce to 10% the common external tariff for a number of goods.

As of the date of this Annual Report, MERCOSUR is also negotiating free trade agreements with Canada, South Korea, Lebanon and Singapore. Simultaneously, MERCOSUR has engaged in informal talks with India and Israel, with the aim of updating existing agreements, and with Indonesia, Vietnam and El Salvador in order to define the terms to launch possible negotiations. In addition, MERCOSUR developed a formal cooperation scheme with the Pacific Alliance.

For recent information on MERCOSUR, see “Recent Developments—Foreign Affairs and International Organizations—MERCOSUR.”

Asian Infrastructure Investment Bank

In June 2017, Argentina applied to become a member of the Asian Infrastructure Investment Bank (“AIIB”), which has as its purpose financing energy, transport and telecommunications projects involving its members. The subscription of Asian Infrastructure Investment Bank’s shares was approved by Congress in November 2020 and Argentina was admitted as a non-regional member on March 30, 2021. As of the date of this Annual Report, Argentina is in the process of approving its first project with the AIIB in Tierra del Fuego Province, which loan agreement and sovereign guarantee are expected to be executed in 2023.

The Malvinas Sovereignty Dispute

After taking office in December 2019, the Fernández administration reaffirmed its constitutional mandate for the recovery of the full exercise of sovereignty over the Malvinas Islands by peaceful means and respecting the way of life of the islands’ inhabitants.

The Republic reaffirms its legitimate sovereignty rights over the Malvinas, South Georgias and South Sandwich Islands and the surrounding maritime areas, which are an integral part of Argentine national territory and are under illegitimate British occupation since 1833.

The United Nations has recognized the existence of a sovereignty dispute between the Argentine Republic and the United Kingdom of Great Britain and Northern Ireland regarding the “Question of the Malvinas Islands” through General Assembly resolution 2065 (XX) and subsequent resolutions, which call upon both parties to solve the dispute through direct negotiations in order to reach a peaceful solution to the problem. The matter of the Malvinas Islands has been defined by the UN as a special and particular colonial situation which differs from most others. The principle of self-determination does not apply nor has ever been recognized to be applicable by any of the UN resolutions on the subject. Furthermore, many regional and international organizations have reiterated the importance of Argentina and the United Kingdom complying with the provisions of Resolution 31/49 of the General Assembly, which requests the Governments of Argentina and the United Kingdom of Great Britain and Northern Ireland to expedite the negotiations concerning the dispute over sovereignty and calls upon both parties to refrain from taking decisions that would imply introducing unilateral modifications into the situation while the condition of the islands is the subject of negotiations.

As of the date of this Annual Report, the United Kingdom had not accepted to resume negotiations towards a peaceful resolution of the sovereignty dispute.

Continental Shelf

On April 21, 2009, the Republic submitted the outer limit of the continental shelf to the United Nations Commission on the Limits of the Continental Shelf (CLCS), a technical body created by the United Nations Convention on the Law of the Sea (UNCLOS), based in New York.

The Republic conducted in-depth and thorough scientific and technical tasks, which allowed it to determine the outer limit of its continental shelf. This work provides certainty about the geographical extent of its sovereign rights over the resources in the seabed and subsoil along more than 1,782,000 km2 of Argentine continental shelf beyond 200 nautical miles, which are added to the approximately 4,799,000 km2 located between the baselines and the 200 nautical miles.

On March 11, 2016 and on March 17, 2017, the Commission on the Limits of the Continental Shelf (the “CLCS”) unanimously approved the recommendations on the Argentine submission regarding the outer limit of its continental shelf, which comprises the seabed and subsoil of the submarine areas that extend beyond the territorial sea throughout the natural extension of the Argentine territory.

The CLCS recommendations have not been contested by any country. With regard to the continental shelf of the Malvinas, Georgias del Sur and Sandwich del Sur Islands, the CLCS postponed its analysis of the limit of the continental shelf submitted by the Republic in such area until the sovereignty dispute has been resolved. The CLCS has also postponed the consideration of the Antarctic continental shelf, taking into account the special territorial status set forth by the Antarctic Treaty dated December 1, 1951 (as amended), to which Argentina is a party.

By not pronouncing itself on the area surrounding the Malvinas, South Georgias and South Sandwich Islands, the Commission acknowledged the existence of a sovereignty dispute between Argentina and the United Kingdom.

On August 5, 2020, Congress unanimously enacted legislation delimiting the outer limit of the Argentine continental shelf based on the recommendations of the CLCS. The CLCS recommendation and Argentina’s affirmation of rights over the continental shelf are expected to have a beneficial economic impact insofar as, according to Article 77 of the UNCLOS, the coastal state has sovereign rights over the continental shelf with respect to exploration and exploitation of natural resources.

THE ARGENTINE ECONOMY

Background and Recent Economic History

Background

In the late 1800s and early 1900s, Argentina enjoyed a period of great prosperity, with per capita GDP rising to the level of many Western European countries. During this period of growth, Argentina’s economy relied heavily on sustained international demand for its agricultural commodity exports.

The onset of the Great Depression and World War II, however, brought dramatic changes in the Argentine economy as a decline in world trade deprived the country of its main source of revenue. The Government responded to these developments with a major shift in economic policy, adopting a model of state-led capitalism and import-substitution, and increasing state intervention in the economy.

Beginning in the 1940s, the Government nationalized many basic industries and services and raised import barriers in a bid to make Argentina self-sufficient in industry and agriculture and to shelter its economy from foreign competition. Government involvement in sectors ranging from oil and electricity to telecommunications and financial services became significant.

Although in the 1950s a new era of worldwide prosperity began, the Government’s role in the economy remained significant and Argentina experienced relatively low growth in comparison with other developing countries.

Although manufacturing had become the largest component of the economy by the mid-1970s, the country’s exports continued to be dominated by agricultural products. During this period, the Argentine economy grew continuously at substandard levels.

In 1976, the de facto Government began to shift away from the import-substitution model, lowering import barriers and liberalizing restrictions on foreign borrowings. The adoption of a crawling-peg exchange rate regime by the Central Bank induced appreciation of the peso and incurrence of external indebtedness by the public and private sectors between 1977 and 1981.

From 1981 through 1990, economic growth was undermined by political instability, large subsidies of state-owned enterprises, high inflation, periodic depreciations of the currency, an inefficient tax collection system, and inefficient production. The average annual real GDP contraction for this period was 0.7%. The Government financed its fiscal deficits during this period primarily through Central Bank credit and loans from foreign bilateral and multilateral creditors. The increase in Central Bank credit to the Government resulted in unchecked increases in the money supply that led to high levels of inflation. From 1981 through 1990, average annual inflation was 876.0%. Additionally, in 1982 the Government defaulted on its external debt.

During the 1980s, the Government adopted several economic plans in an effort to stabilize the economy. While these plans achieved some initial success, they ultimately failed to increase productivity and competitiveness in the economy. These factors, combined with high levels of inflation, frequent changes in Government policy and financial market instability, prevented the Argentine economy from achieving real growth.

Liberalization of the Economy. In mid-1989, the second democratically elected government since the restoration of democracy in 1983, led by President Menem, inherited an economy suffering from hyperinflation and in deep recession. Relations with external creditors were strained, commercial bank debts had been subjected to two restructurings and were again accumulating past-due interest, IMF and World Bank programs had lapsed and payments to the World Bank and the IADB were frequently late. The immediate objectives of the Menem administration were to stabilize prices and improve relations with external creditors.

Following several unsuccessful efforts to stabilize the economy and end hyperinflation, the Menem administration adopted an economic program that sought to liberalize the economy and impose monetary discipline. The new economic program, which came to be known as the Convertibility Regime, was anchored on the Convertibility Law of 1991 and related measures. Its principal features were the following:

•	a fixed exchange rate regime that pegged the peso to the U.S. dollar and tied the monetary base to international reserves, limiting the Central Bank’s monetary policy tools;

•	privatization, deregulation and trade liberalization programs; and

•	the improvement of relations with external creditors (including by refinancing a substantial portion of the Government’s debt with private creditors through the Brady restructuring in 1992).

The Convertibility Regime and the Government’s free-market initiatives temporarily achieved price stability, increased the efficiency and productivity of the Argentine economy and attracted significant foreign investment. Real GDP grew 9.1% in 1991 and 7.9% in 1992. From 1993 through 1998, real GDP grew at an average annual rate of 4.8%, despite a 2.8% contraction in 1995 largely attributable to the capital flight triggered by the Mexican financial crisis of 1994.

The Convertibility Regime, however, had significant shortcomings, including the following:

•

Inflexible monetary policy. By stripping the Central Bank of its monetary discretion, the Convertibility Regime limited the use of monetary policy to stimulate the economy in response to downturns in economic activity.

•

Dependence on foreign capital. Any sharp reduction of foreign capital inflows, often triggered by factors beyond the Government’s control, threatened untimely contractions of the money supply. Argentina’s dependence on foreign capital was heightened by the opening of the Argentine economy to foreign trade, which resulted in significant trade deficits, and by the Government’s recurring fiscal deficits, which were heavily financed with foreign capital.

•	Vulnerability to external shocks. The dependence on foreign capital, coupled with the lifting of state controls on capital flows, made the Argentine economy vulnerable to external shocks.

•

Over-reliance on certain economic sectors. As a result of the real appreciation of the peso and the peso’s peg to the U.S. dollar, economic growth during this period was driven by the services sector, and in particular the financial and public services sectors, with production-based manufacturing and industrial sectors lagging behind. In addition, any contribution from the agricultural sector from increased volume of production was offset by declining international commodity prices.

•	Rising unemployment. Despite economic growth, the relative slow growth in labor intensive sectors such as construction and manufacturing increased unemployment levels.

The shortcomings of the Convertibility Regime became evident during the economic downturn triggered by the Mexican financial crisis of 1994. The collapse of Mexico’s crawling-peg exchange rate undermined investors’ confidence in emerging markets and raised doubts about the sustainability of the Convertibility Regime. This loss of confidence triggered a sharp reduction in net capital inflows, which turned into net capital outflows in 1995, causing a liquidity crisis in the Argentine banking system. As a result, Argentina experienced its first economic contraction since the Convertibility Regime had been implemented.

Following the Mexican crisis, Argentina’s economy resumed the levels of growth it had recorded in the first half of the 1990s. From 1996 through 1998, GDP increased at an annual average rate of 5.8%. However, the Government relied heavily on borrowings, first from external sources and ultimately from the local banking system and the newly-organized private pension funds, to finance the deficit. Beginning in the last quarter of 1997, external factors, including regional financial crises in Asia and Russia, rising U.S. interest rates and falling commodity prices, caused the capital flows to turn negative, economic activity to decline sharply, ultimately precipitating the economic crisis of 2001.

The Crisis and Beginning of Recovery: 2001 and 2002

During the last six months of 2001, the growing perception that a devaluation of the peso was imminent triggered a massive run on bank deposits and a significant acceleration of capital flight from the Argentine economy. Total deposits in the Argentine banking system fell by 20.3% in the last six months of 2001 and the Central Bank’s international reserves fell by 42.1% in the same period.

In a last bid to safeguard the Convertibility Regime and avert the collapse of the banking sector, in December 2001, the Government imposed strict per-person, per-month limits on bank withdrawals (known as the corralito), effectively limiting the ability of depositors to withdraw approximately U.S.$60 billion in peso and dollar demand deposits from the financial system. It also imposed strict foreign exchange restrictions in Argentina. Shortly thereafter, the Government announced that it would defer interest and principal payments on a substantial portion of the Government’s debt.

Massive social unrest led to the early resignation of President de la Rúa’s administration and triggered a political crisis that culminated with the designation of Mr. Eduardo Duhalde as president in January 2002. Congress passed the Public Emergency and Reform Law of 2002 (the “Public Emergency Law”) which formally terminated the parity between the peso and the U.S. dollar and brought the Convertibility Regime to an end. Through the enactment of the Public Emergency Law and a series of decrees, the Duhalde administration took the following measures:

•	ratified the suspension of payments of Argentina’s sovereign debt except for debt with multilateral credit agencies;

•

eliminated the dual exchange rate system adopted immediately following the end of the Convertibility Regime and replaced it with a single exchange rate that allowed the value of the peso to float against other currencies, resulting in a 240.1% increase in the U.S. dollar-peso exchange rate in 2002;

•

ordered the “asymmetric” conversion into pesos (known as “pesification”) of certain U.S. dollar-denominated assets and liabilities at the following exchange rates: Ps.1.00 per U.S.$1.00 for private sector debt (individual and corporate U.S. dollar-denominated debt) with financial institutions and other creditors, Ps.1.40 per U.S.$1.00 for all U.S. dollar-denominated public sector debt instruments in the portfolios of national and provincial financial institutions’ portfolios and Ps.1.40 per U.S.$1.00 for all U.S. dollar-denominated bank deposits;

•

amended the charter of the Central Bank to allow it to print currency, make certain short-term advances to the Government and act as a lender of last resort to financial institutions experiencing liquidity difficulties; and

•	imposed further restrictions on bank withdrawals until December 2002, which effectively froze all term deposits and subjected them to mandatory restructuring.

Additionally, further restrictions on foreign exchange transactions were introduced in 2002, including:

•	limits on the amount of U.S. dollars that could be withdrawn per month from bank accounts;

•	limits on transfers of foreign currency outside of Argentina; and

•	restrictions on foreign trade transactions.

The economic crisis peaked during the first six months of 2002. During this period, economic activity collapsed with the largest contraction in the level of economic activity in Argentine history, fiscal revenues fell, inflation rose significantly and the financial system’s liquidity crisis worsened. In addition to the controls over the foreign exchange market, the Government imposed mandatory repatriation of export proceeds. Strict foreign exchange controls, together with a significant surplus in the country’s trade balance, ensured a supply of foreign currency to the market and resulted in the appreciation of the peso in the second half of the year.

By the middle of 2002, the policy of combining the sale of international reserves with the tightening of controls over the foreign exchange market and capital movements succeeded in stabilizing the peso. As the domestic currency stabilized, inflationary pressures declined. This, combined with the expansion of the monetary base, permitted a gradual stabilization of interest rates, which had sharply increased following the end of the Convertibility Regime.

During the last six months of 2002, real GDP contraction had slowed to 6.7%, as compared to the last six months of 2001, and Argentina recorded a U.S.$5.0 billion surplus in its current account. As of December 31, 2002:

•	the peso had appreciated to Ps.3.36 per dollar, compared to a low of Ps.3.87 on June 26, 2002;

•

inflation, as measured by INDEC, was 8.0% for the six month period ended December 31, 2002, compared to 30.5% for the six-month period ended June 30, 2002. In 2002, inflation, as measured by INDEC was 40.9% and as measured by the WPI was 118.0%, compared to the more than 240.1% loss in the value of the peso when compared to the U.S. dollar during that year; and

•	the Central Bank’s international reserves had increased to U.S.$10.5 billion, from U.S.$9.6 billion on June 30, 2002.

Despite the improvement in economic conditions during the last six months of 2002, overall GDP declined 10.9% for the year compared to 2001.

To prevent the continued appreciation of the peso, the Central Bank eased certain of the foreign exchange restrictions imposed between November 2002 and January 2003. The improved economic conditions, in particular the reduction in capital flight from the Argentine economy, also allowed the Government to begin lifting restrictions on bank withdrawals in November 2002.

By the end of 2002, the economy seemed to have bottomed out from the crisis and the recession that began in 1998. However, the recovery was set against extremely depressed levels of economic activity, similar to those of the early 1990s. In addition, the recovery was the result of a set of economic policies aimed mainly at managing the crisis, but failed to include structural reforms needed to generate sustainable long-term economic growth. In December 2002, poverty levels stood at 42.3% of the households and 54.3% of the population.

2003-2007

The economic recovery that began in the last six months of 2002 continued during 2003, with GDP growing by 8.8% in 2003. This improvement was primarily a result of a growth in demand for Argentine exports, increased domestic production spurred by improved consumer and investor confidence and the substitution of imported products with domestic products. During 2003, quasi-currencies (treasury bonds issued by the Argentine provinces during the economic crisis) were withdrawn from circulation and restrictions on bank deposits were lifted. In the same year, renewed confidence in the financial system was evidenced by a 24.0% increase in nominal terms in total bank deposits.

During this period, the Government anchored it policies on three pillars:

•	the gradual recovery of real wages;

•	the use of fiscal policy to enhance the growth of domestic markets and domestic consumption and promote wealth distribution taking advantage of the rising export commodity prices; and

•	the use of multiple exchange rates and pricing regulations to redirect extraordinary export revenues with a view to developing local industrial capacity.

As a result of the combination of policies, the Argentine economy grew continuously in 2004, 2005, 2006 and 2007 at rates of 9.0% (representing the rate of change from 2003 to 2004, calculated using data published by INDEC prior to June 29, 2016), 8.9%, 8.1% and 9.0%, respectively. During this period, the gross international reserves of the Central Bank increased to U.S.$46.2 billion as of December 31, 2007, compared to U.S.$14.1 billion as of December 31, 2003. The Kirchner administration’s fiscal and trade policies generated a fiscal surplus (mainly through an increase in tax collections contributed by a tax on exports) as well as a trade surplus. Inflationary pressures increased in 2007 and through mid-2008 as a result of growing demand and continued supply constraints.

2008-2015

Commencing in 2008, the Government continued, and over time expanded, the economic policies initiated after the 2001 crisis, including fiscal and monetary policies aimed at maintaining economic growth rates, as well as price controls, tariff limits, subsidies and export taxes.

The strong economic rebound experienced by Argentina between 2003 and 2007 began to fade during the first half of 2008. In March 2008, the introduction of additional variable export taxes on agricultural products intended to be assessed on gains generated by increases in international prices of certain export commodities sparked a five-month conflict with farmers that brought important sectors of the economy in certain regions of the country to a standstill. Argentina experienced episodes of bank deposit withdrawals and capital outflows in 2008. The Central Bank raised interest rates to limit capital outflows from Argentina just as the economic downturn set in, which, in turn, exacerbated the downturn in the economy. By the third quarter of 2008, the Argentine economy began to experience a downturn that was aggravated by the escalation of the global financial crisis. In November 2008, Congress approved a law reforming the private pension system in Argentina, under which the assets held by private pension funds, including equity interests in a wide range of listed companies, were transferred to a separate fund as part of a new public system administered by the ANSES. Among other policy objectives, the measure sought to direct domestic savings to the financing of domestic economic activity and investment, as an alternative to international markets during a critical period.

Argentina’s economy, like that of many other countries, was affected by the global financial crisis. Real GDP contracted by 10% between the fourth quarter of 2008 and the first quarter of 2009. By mid-2009, public finances had rapidly deteriorated, with public expenditures growing at double the pace of revenue during the first half of the year as the Government sought to limit the effects of the recession. Although economic activity began to recover during the fourth quarter of 2009 due, in large part, to growth in industrial activity, public finances continued to weaken. Extraordinary revenue, including social security contributions and public transfers from government agencies such as the Central Bank and ANSES, played a key role in supporting the 19% rise in total public sector revenue in 2009, with resources channeled to the extension of two anti-poverty programs—a family allowance for formal sector workers earning less than a monthly threshold and income support for informal sector workers and the unemployed, among other measures. In late 2009, the Government decreed that certain foreign reserves held by the Central Bank would be made available for external debt payments.

Inflationary pressures rose in early 2010 ,and the Central Bank provided financing to the Government to cover a portion of the fiscal deficit. At the same time, the economy began to show signs of recovery, as industrial output increased. The Argentine economy grew by 10.1% in 2010, reaching the highest growth level since 2005. In contrast, the current account deteriorated during 2010, with the current-account surplus falling from U.S.$8.2 billion in 2009 to a deficit of U.S.$1.5 billion in 2010, as the trade surplus, a key source of foreign currency, narrowed by more than 20% in 2010.

In June 2010, the Government conducted the 2010 Debt Exchange to restructure Untendered Debt, with an acceptance rate of 81%. Although approximately 92% of Argentina’s debt defaulted in 2001 was restructured through the 2005 and 2010 Debt Exchanges, an aggregate principal amount of approximately U.S.$6.1 billion of Untendered Debt remained outstanding following these debt restructuring initiatives and litigation with the holdout creditors continued.

Starting in 2011, Argentina’s economy evidenced structural constraints adversely affecting its balance of payments. The demands for imported parts by the automobile industry and the electronic products industry in Tierra del Fuego, increasing demand for imported capital goods, the need to service foreign debt, and continued remittances by residents to non-residents strained the Central Bank’s international reserves. In addition, the growing economy encountered energy supply constraints, which were result of under-investment by the oil and gas industry and lead to Government-arranged imports of energy to avoid a deceleration of economic activity. A decision was made to recover the initiative in a vital sector of the economy which lead to the approval by Congress, in May 2012, of the administration’s bill to expropriate 51% of the shares of the country’s largest oil company, YPF S.A. (“YPF”), which was majority-owned by Spain’s Repsol S.A. (“Repsol”). Between 2008 and 2011, subsidies to the energy and transport sectors had increased by 156%, while the energy foreign trade deficit grew.

The Central Bank continued its expansionary monetary policy in 2011, particularly through its purchases of foreign currency and lending to the Treasury. The Central Bank additionally continued its sterilization efforts to support the peso through the issuance of Central Bank notes (Lebacs and Nobacs). The public sector recorded a deficit of Ps.30.7 billion in 2011 (1.4% of GDP) compared to a public-sector surplus of Ps.3.1 billion in 2010 (0.2% of GDP).

The Government introduced a series of capital and foreign-exchange controls during the fourth quarter of 2011 intended to reduce capital outflows. During the 12-month period ending in December 2011, capital outflows were estimated to have reached U.S.$25 billion, or nearly half of the Central Bank’s foreign reserves at the beginning of the year. As a result, demand for U.S. dollars increased, leading to an increase in the gap between the official and unofficial exchange rates.

Argentina also began to experience energy shortages in 2011, following years of limited investment in the energy sector, as well as the electricity and natural gas tariff-freeze maintained since 2002 as part of the Government’s emergency measures.

In April 2012, the Government announced an amendment to the Central Bank’s charter, which increased its discretion in policymaking and provided the Government with additional tools to intervene in the financial system, including in pursuit of its new aim of promoting economic growth with social equity.

In mid-2012, restrictions on the purchase of foreign currency were introduced. The Government’s attempts to shore up foreign reserves were primarily driven by its dual goals of accumulating U.S. dollars to service its external debt obligations and maintaining a buffer to avoid a currency run in the event of a deterioration of global market conditions or sharp slowdown of domestic economic activity.

There was a marked deceleration of economic activity in 2012, as real GDP contracted by 1.0%, compared to an expansion of 6.0% in 2011. During 2012, the primary fiscal balance fell sharply to a deficit of Ps.4.4 billion –the first deficit since 1996– from a surplus of Ps.4.9 billion in 2011, as expansionary fiscal policies that relied in part on Central Bank financing failed to prevent an economic slowdown and a decrease in tax revenue growth. The overall fiscal deficit represented an estimated 2.1% of GDP in 2012.

In June 2013, the Government announced an increase in social transfers through two programs providing child allowances to households based on certain income thresholds. In an ongoing attempt to stem inflation, in June 2013, the Government announced price freezes that covered approximately 500 products (including food, beverages, cleaning products and toiletries) for an initial three-month period, which was subsequently extended through a series of price freezes into 2014. The economy recovered growth in 2013, as real GDP grew 2.4% compared to the previous year.

In January 2014, the Central Bank allowed the peso to lose 8.2% of its value compared to the U.S. dollar in one day—the largest correction to occur in a single day since the 2001-2002 crisis– as international reserves fell below U.S.$30 billion. Shortly thereafter, the Government announced an easing of certain foreign-exchange controls. In an effort to tame inflation, the Government also launched the Precios Cuidados program in January 2014, which established price controls on a broad range of basic household and other products.

The Government took steps to regain access to the international financial market, including the negotiation of an agreement with the Paris Club (concluded in May 2016) and settlements with foreign investors that had obtained arbitral awards following the measures adopted during 2001/2002 economic crisis and the settlement with Repsol. These initiatives were not sufficient. In June 2014, an order of the New York District Court in the on-going litigation with hold out creditors of pre-2001 bonds prevented the Government from making payments to holders of certain of its bonds issued pursuant to the 2005 and 2010 Debt Exchanges (the “2005 and 2010 Exchange Bonds”) under New York law. This event prevented Argentina from regaining access to the international capital markets, thereby increasing the risk of a balance-of-payment crisis.

A trend in declining industrial output that began in the third quarter of 2013 continued through 2014, as the country’s manufacturing, mining and utilities sectors faced an erosion of consumer and business confidence, social unrest, continued high inflation, increased pressure on the currency, and waning demand from Argentina’s biggest export market, Brazil. In 2014, total expenditure growth outpaced revenue growth, primarily as a result of an increase in the Government’s social benefit and pension payments. As a result, the overall fiscal deficit rose to Ps.109.7 billion, representing a 70% increase compared to 2013. In total, primary spending rose by 41.8%, with transfers to the private sector, particularly in the form of energy subsidies and social aid, driving this expansion. Real GDP contracted by 2.5% in 2014.

With global capital markets closed to Argentina, a trade surplus fueled by high international commodity prices remained the main source of foreign currency reserves for the Central Bank for over a decade. However, exports were undermined in 2014 by a decrease in external competitiveness, falling commodity prices and an economic slowdown in Brazil, Argentina’s primary market for manufactured exports. In total, export earnings fell by 10% in 2014, and the trade surplus narrowed to U.S.$6.0 billion. Capital inflows during 2014, including through currency swap agreements entered into by the Central Bank with the People’s Bank of China, increased international reserves.

Continued growth in public sector spending contributed to a modest recovery of the Argentine economy beginning in the first quarter of 2015. Despite a deceleration of inflation, monetary expansion accelerated in the first half of 2015. During 2015, the monetary supply rose by 30.2%, compared to a 20.5% increase in 2014. The difference between 2014 and 2015 reflected a change in the Central Bank’s sterilization policy: in 2014, the Central Bank sterilized Ps.94.6 billion and raised interest rates on Lebacs, whereas sterilization fell significantly to Ps.8.7 billion during 2015 as a decrease in the Lebac rate reduced investments by the financial system in Central Bank notes. Seeking to boost consumption, in July 2015, the minimum wage was increased by 31.4%—the first major increase since September 2014.

By mid-2015, China had become an important trading partner (as Argentina’s second-largest export destination after Brazil) and source of foreign exchange. As a result, the depreciation of the Renminbi led the Government to tighten further foreign-exchange controls in August 2015, with a view to protecting its international reserves and avoiding a currency crisis.

2015-2019

Following the change of administration in December 10, 2015, the Government sought to overcome Argentina’s fiscal and balance of payments constraints announcing and implementing economic and policy reforms intended to enhance sustainable development, ensuring macroeconomic stability through fiscal balance, increasing trade with third countries and strengthening the Central Bank. These measures included foreign trade and foreign exchange reforms, financial and fiscal policy measures, energy sector reforms, measures intended to address certain socio-economic needs and increase the productivity and competitiveness of the Argentine economy.

The 28.6% depreciation of the peso in December 2015 and the elimination of all foreign exchange controls ultimately lead to an increase in inflation, which ended 2016 with an annual rate of increase in the WPI of 36.6%, while real GDP contracted by 2.1%. During 2017, the economy recovered and real GDP grew by 2.8%. The peso remained relatively stable and inflation decreased to 24.8% (compared to a target of 17% set by the Central Bank). The increasing tension between the expressed objective of reducing inflation by tightening monetary policies and the desire to promote economic growth was resolved by the Government in favor of relaxing monetary policies and increasing the inflation target by 5% to 15% for 2018. Holders of financial instruments denominated in pesos, including a significant amount of non-resident investors, divested their holdings in favor of foreign currency assets, which were transferred overseas.

In respect of foreign trade and foreign exchange, the Government first eliminated export duties on wheat, corn, beef, mining, oil and regional products, and reduced the duty on soybean exports by 5%, from 35% to 30%. A 5% export duty on most industrial exports was also eliminated. In 2017, the Government eliminated import duties on computers, computer parts and ancillary products (such as printers and scanners). See, however, “—Factors Affecting the Argentine Economy in 2018 and 2019 and Measures Adopted in Response.” The Government also eliminated the restrictions on access to the foreign exchange market and all foreign exchange restrictions, including certain currency controls introduced in prior years, which lead to an increase in the vulnerability in the financial account. See “—Factors Affecting the Argentine Economy in 2018 and 2019 and Measures Adopted in Response.” In September 2019, the Central Bank re-introduced restrictions on foreign currency transactions. See “Monetary System—Foreign Exchange and International Reserves—Foreign Exchange.”

The Government also relied heavily on foreign financing. Between January 1, 2016 and December 31, 2018, the Government raised financing in the international market through the issuance of global bonds and a series of sale and repurchase transactions.

The Government’s main initiatives with regard to fiscal policy between 2016 and 2017 included a pension reform in 2016 (see “Public Sector Finances—Social Security—Retiree Programs and Ley de Reforma Previsional (Pension Reform Law)”), a tax reform in 2017, intended to eliminate certain loopholes and inefficiencies of the Argentine tax regime, diminish evasion, increase the coverage of income tax as applied to individuals and encourage investment while sustaining Argentina’s medium- and long-term efforts aimed at restoring fiscal balance (see “Public Sector Finances—Tax Regime”) and an agreement in 2017 known as the Consenso Fiscal (the “2017 Fiscal Consensus”) with 23 of Argentina’s sub-sovereign jurisdictions (22 provinces and the City of Buenos Aires) that included a commitment to lowering distortive taxes by 1.5% of GDP over a five year period (2018-2022), a waiver by the 23 signatories of lawsuits against the federal government and a compensation to the province of Buenos Aires of Ps.21.0 billion in 2018, Ps.44.0 billion in 2019 and an amount equal to Ps.44.0 billion adjusted by inflation from 2020 forward in exchange for the elimination of the recurrent federal government contributions to the Fondo del Conurbano Bonaerense (Greater Buenos Aires Area Fund).

To alleviate the impact of adverse conditions on certain social sectors, the Government implemented (i) an expansion of the base of beneficiaries of child-allowances; (ii) the harmonization of Universal Child Allowance with local programs to permit eligibility for more than one program and increases in the amounts of the allowances under the program; (iii) refunds of VAT paid on the purchase of certain staples (such as food, clothing and cleaning supplies) by retirees that receive minimum pensions and individuals receiving the Universal Child or pregnancy allowance, (iv) an increase in the limit on annual income for those eligible for the Monotributo Social program; (v) programs to enhance opportunities to complete studies and gain training in a variety of fields; (iv) the adjustment of income tax brackets to account for the impact of inflation; and (vii) the strengthening of other social programs. Following the depreciation of the peso that occurred on August 12, 2019, the Government adopted various measures granting relief to the lower income segments of the population.

In addition, the Government implemented several measures aimed at increasing the productivity, competitiveness and transparency of the Argentine economy.

Factors Affecting the Argentine Economy in 2018 and 2019 and Measures Adopted in Response

During the first five months of 2018, the Argentine economy was affected by a severe drought that led to a sharp decline in agricultural production and export revenue, while world energy prices increased and global access to financing became tighter through the appreciation of the U.S dollar and an upward shift in the U.S. yield curve. These factors negatively affected the peso, which lost 25.6% of its value vis-à-vis the U.S. dollar between January 2 and May 31, 2018, generated market concerns regarding the Central Bank’s ability to roll-over its short–term debt and resulted in a marked increase in Argentina’s sovereign risk premium. Argentina’s fiscal imbalances, its dependence on foreign revenues to cover its fiscal deficit, and rigidities that have historically limited the ability of the economy to absorb and adapt to external factors, added to the severity of the economic downturn and undermined investor confidence. Between January and June 2018, the international reserves of the Central Bank decreased by approximately U.S.$15.4 billion.

In June 2018, the Government announced a 36-month precautionary Stand-By Arrangement (the “SBA”) with the IMF and other financing agreements with multilateral organization. See “—Agreements with the IMF.” In spite of the SBA inflation did not abate, net international reserves continued to decrease, the current account deficit remained high and other program targets were not met. In August 2018, after the peso lost 21.3% of its value vis-à-vis the U.S. dollar over a period of 20 days, the Government requested (i) an augmentation of access under the SBA, (ii) a front-loading of access into 2018-2019 (instead of 2020-2021) and (iii) that the domestic counterpart of the access drawn under the SBA be made available to support budget needs.

In furtherance of the program agreed with the IMF the Government announced a series of measures aimed at achieving a primary fiscal balance in 2019 and a primary fiscal surplus in 2020 and to reorganize the public administration. The measures announced included a combination of initiatives to reduce public sector expenditures and initiatives to increase public sector revenues.

The Central Bank, in turn, tightened its monetary policies by raising interest rates and decelerating monetary growth while allowing the peso to float freely within a non-intervention zone. See “—Monetary System—Monetary Policy.”

During 2019, the recession that had begun in the second quarter of 2018 continued. In 2019, GDP contracted by 2.1%. Further, the Central Bank’s gross international reserves decreased to U.S.$44.8 billion as of December 31, 2019 (a U.S.$20.9 billion decrease compared to gross international reserves as of December 31, 2018). This decrease is mainly explained by an outflow of Argentine portfolio investments held by non-residents in Argentina and the acquisition of foreign financial assets by Argentine residents, which accumulated U.S.$31.2 billion in 2019.

Notwithstanding the continued and strong contraction in economic activity, inflation accelerated during 2019, reaching 53.8% year-on-year in December 2019. Despite the economic activity contraction, the unemployment rate decreased to 8.9% in 2019, compared to 9.1% in 2018. In addition, poverty and extreme poverty levels increased to 35.5% and 8.0% of the population, respectively, in the second half of 2019.

The recession lead to an improvement of the Republic’s balance of payments. In 2019, the current account deficit decreased to U.S.$4.0 billion, mainly as a result of a 25.0% decrease in imports of goods and a 5.4% increase in exports of goods. The balance of goods and services went from registering a deficit of U.S.$9.7 billion in 2018 to a U.S.$13.0 billion surplus during 2019.

Agreements with the IMF

On June 7, 2018, Argentina’s then Ministry of Economy, the Central Bank and the IMF staff reached an understanding on the terms of the SBA for disbursements totaling approximately U.S.$50 billion, which was approved by the IMF’s Executive Board on June 20, 2018. The SBA was intended to provide support to the Macri administration’s economic program. On June 22, 2018 the Government made a first drawing of approximately U.S.$15 billion under the SBA.

Following the execution of the SBA, in August 2018, Argentina faced an unexpected bout of volatility affecting emerging markets generally. On October 26, 2018, in light of the adjustments to fiscal and monetary policies announced by the Government and the Central Bank, the IMF’s Executive Board allowed the Government to draw the equivalent of U.S.$5.7 billion, bringing total disbursements since June 2018 to approximately U.S.$20.6 billion, approved an augmentation of the SBA increasing total assets to approximately U.S.$57.1 billion for the duration of the program through 2021 and the front loading of the disbursements. Under the revised SBA, IMF resources for Argentina in 2018-19 increased by U.S.$18.9 billion. IMF disbursements for the remainder of 2018 more than doubled compared to the original IMF-supported program, to a total of U.S.$13.4 billion (in addition to the U.S.$15 billion disbursed in June 2018). The resources available in the program were not expected to be treated as precautionary and the Government’s request made in 2018 that the IMF financing be used for budget support was granted. Between January 1 and July 10, 2019, the Government drew U.S.$16.2 billion under the SBA, with the last disbursement taking place on July 2019. On September 22, 2021, Argentina repaid the first principal installment under the SBA of U.S.$1.9 billion.

On March 25, 2022, the Republic signed a 30-month Extended Fund Facility agreement (“EFF”) with the IMF for 31.9 billion SDRs (approximately U.S.$44 billion), to refinance the SBA. See “Recent Developments—Public Sector Debt—Debt Owed to Financial Institutions—IMF.”

The Fernandez Administration

Measures implemented in December 2019

On December 23, 2019, following Congressional approval, the Fernández administration promulgated a bill proposing a wide range of economic and social reforms to Congress, the Ley de Solidaridad Social y Reactivación Productiva en el Marco de la Emergencia Pública (the “Solidarity Law”). The Solidarity Law declared a state of public emergency until December 31, 2020, in economic, financial, fiscal, administrative, pensions, tariff, energy, health and social matters. Following the outbreak of the COVID-19 pandemic, the state of public emergency was partially extended until December 31, 2021 and some measures related to employer’s contributions continue as of the date of this Annual Report. See “Recent Developments—The Argentine Economy—Other Measures Adopted by the Republic.” The Solidarity Law sanctioned the delegation of certain legislative powers to the Executive Power in order to tackle social and economic distress, as well as to adjust Argentina’s public debt profile. The main reforms introduced by the Solidarity Law include the following:

1.

Public Debt and its Sustainability: The Executive Power was authorized to perform all necessary acts to recover and ensure the sustainability of Argentina’s public sector debt. See “Public Sector Debt—Debt Record—2020 Debt Exchanges.” In addition, the Government was authorized to issue debt securities to the Central Bank for an amount of up to U.S.$4.6 billion in exchange for reserves to be applied solely to meet Argentina’s foreign currency-denominated debt obligations.

2.

Energy System: Starting on December 23, 2019, the Executive Power was authorized to freeze electricity and gas tariffs charged by utility companies that are under federal jurisdiction, which were extended until March 17, 2021, and to begin an integral renegotiation of such tariffs with the relevant utilities companies. Furthermore, the Executive Power was authorized to intervene in the administration of the Ente Nacional Regulador de la Electricidad (ENRE) and the Ente Nacional Regulador del Gas (ENARGAS) until March 17, 2021.

3.

Tax Obligations: The income tax, personal assets tax, credit and debit in banks tax, export and import duties and social security tax rates were increased, and a new tax refund system was approved. See “Public Sector Finances––Tax Regime” and “Employment and Labor––The Informal Economy.”

In addition, the Government introduced the Impuesto PAIS, a special tax applicable to certain foreign exchange transactions. See “Public Sector Finances––Tax Regime––Tax Modifications Introduced by the Solidarity Law—Tax for an Inclusive and Solidary Argentina.”

4.	Wages: The Solidarity Law empowers the Executive Power to set minimum wage increases that are binding on private sector employers. See “Labor Regulation—Wages and Labor Productivity.”

5.

Pensions: The application of the formula in effect to automatically adjust pension payments owed by the federal government was suspended until December 2020. The Solidarity Law empowers the Executive Power to establish a new formula to be used in calculating pension adjustments on a quarterly basis going forward, following the temporary suspension. See “Public Sector Finances––Social Security––Retiree Programs and Ley de Reforma Previsional (Pension Reforms Law).”

Measures Designed to Address the COVID-19 Pandemic

In late December 2019, a novel form of pneumonia first noticed in Wuhan, Hubei province (COVID-19, caused by a new strain of coronavirus) was reported to the World Health Organization, with cases soon confirmed in multiple provinces in China, as well as in other countries. On March 11, 2020, the World Health Organization characterized the COVID-19 as a pandemic. In 2020 and 2021, Argentina adopted several measures in response to the COVID-19 pandemic aimed at preventing mass contagion and overcrowding of Argentine health service facilities, which include:

•

The imposition of nation-wide mandatory lockdown, whereby only exceptional and essential activities and internal travel were allowed, between March and June 2020. Thereafter, the mandatory lockdown has been maintained only in those jurisdictions most affected by the pandemic, while other jurisdictions were made subject to mandatory social distancing.

•

Stronger surveillance of Argentine borders; mandatory isolation for 14 days of persons with suspected or confirmed cases of COVID-19 or persons in close contact with suspected or confirmed cases or from affected zones; closure of activities with high concentration of persons; school closures (except for food assistance and administrative purposes); temporary work leave for pregnant women, people older than 60 years and other persons considered subject to a special risk upon infection; authorization for federal public employees to work remotely (other than employees providing essential services); promotion of home office policies in the public and private sector.

•	The construction of eight modular hospitals throughout the country.

•	The acquisition of COVID-19 vaccines.

Simultaneously, the Government implemented several stimulus measures to mitigate the economic effects of the abovementioned measures, including measures involving direct transfers, partial payment of private sector wages, interest rate subsidies for loan lines, credit injection, guarantees for companies taking loans from the financial system and tax reductions and exemptions, among others. In 2020, the fiscal and financial package implemented by the federal non-financial public sector to mitigate the effects of the COVID-19 pandemic represented an amount equal to approximately 6.5% of GDP, of which 3/4 pertains to measures that have an impact on the Government’s finances and 1/4 is accounted for by measures related to credit lines.

Measures with fiscal impact on the Government’s finances implemented in 2020 included:

•	Measures with an impact on direct expenditures at the federal level, which amounted to Ps.1,020 million (3.7% of GDP) in 2020.

•

The Ingreso Familiar de Emergencia (Emergency Family Income) program, which awarded transfers totaling Ps.263.1 million in the aggregate in 2020, consisted of an exceptional economic benefit to protect families against the loss or reduction of their income due to the COVID-19 pandemic. The program benefited over nine million workers in the informal economy, self-employed workers, workers in private homes and unemployed persons.

•

The Asistencia de Emergencia Trabajo y Producción (Emergency Assistance to Labor and Production) program included measures involving direct transfers, tax exemptions and reductions and subsidized credits, including the partial coverage of salaries of private sector employees, with transfers totaling Ps.236.4 million in the aggregate in 2020, reaching almost three million workers and 307,000 companies.

•

In addition, the Government (i) implemented other measures aimed at strengthening family income, such as additional payments under the Tarjeta Alimentar (Card to Feed) and Potenciar Trabajo (Empowering Work) programs, increasing contributions under the main social security benefits (the Universal Child Allowance, Family Allowances and retirement benefits) and increasing the budget allocation for the Progresar (Progress) scholarship program, and (ii) provided financial support to soup kitchens.

•

Further, the Government implemented measures to assist sectors critically affected by the COVID-19 pandemic, in particular, the tourism and cultural sectors. Furthermore, the Government strengthened the Plan Argentina Hace (Argentina Acts Plan), which promotes small-scale infrastructure works with rapid execution and high impact on demand for local employment.

•

Measures with impact on government revenues, which included tax expenditure breaks and deferral of installments and reduction of rates on loans issued by ANSES, and amounted to 0.5% of GDP in 2020. Companies whose revenues were critically affected by the pandemic were eligible for an up to 95% reduction or deferral on the payment of employer’s contributions. Approximately 375,000 companies benefited from this measure.

Further, the Government provided additional resources to the provinces to help them mitigate the effects of COVID-19, which were channeled through the Programa para la Emergencia Financiera Provincial (Provincial Financial Emergency Program). The measures included contributions from the Treasury amounting to Ps.67.2 million in the aggregate and other transfers for Ps.53.1 million in the aggregate. In addition, financial assistance through the Fondo Fiduciario para el Desarrollo Provincial (Provincial Development Trust Fund) amounted to 0.3% of GDP, or Ps.70.3 million.

As for credit injection measures, the non-financial public sector made a range of subsidized and guaranteed credit lines available for an amount equal to approximately 2.0% of GDP. These include almost 566,000 zero-rate loans of up to Ps.150,000 and with a six-month grace period granted to independent workers (self-employed and single-taxpayers) as part of the Emergency Assistance to Labor and Production program, as well as loans at a 24% nominal annual rate for the payment of salaries and to restore working capital and repay other loans granted by federal governmental agencies.

In addition, anticipating the post-pandemic period, the Government launched several programs aimed at boosting the economy, including programs focusing on the training and labor insertion of young people, one of the age groups most affected by unemployment. Further, an interest free financing program was made available to self-employed taxpayers and a financing program permitting the purchase of a wide range of goods, fixing prices and permitting payment in 30 installments, was renewed.

The main measures that made up the COVID-19 fiscal and financial package in 2020 are detailed as follows.

COVID-19 Fiscal and Financial Package of the National Non-Financial Public Sector in 2020

(in millions of pesos and as a % of GDP)

	2020
	Millions of Ps.		% of GDP
Measures with fiscal impact	Ps.	1,233,025	4.5%
Direct impact on individuals		588,588	2.1
Emergency Family Income		263,169	1.0
Emergency Assistance to Labor and Production		236,377	0.8
Complementary salary		27,730	0.1
Universal Child Allowance bonuses		23,165	0.1
Social programs bonuses		19,398	0.1
Tarjeta Alimentar (COVID-19 additional)		7,800	—
Minimum retirement and pension bonus		10,949	—
Direct impact on the provinces		190,587	0.7
Total transfers by the federal treasury (including the Provincial Financial Emergency Program)		67,195	0.2
Other agreements under the Provincial Financial Emergency Program		70,250	0.3
Financial assistance to provinces and municipalities pursuant to special agreements		50,000	0.2
Other transfers to Provinces		3,142	—
Measures to promote production		103,027	0.4
FOGAR – Corporate Loans 24%		30,000	0.1
FOGAR – 0% rate credit for self-employed taxpayers		9,000	—
FONDEP – 0% rate credit for self-employed taxpayers		28,008	0.1
Other programs		36,019	0.1
Income measures		141,958	0.5
Suspension of ANSES quotas		56,302	0.2
Reduction and deferral of employer’s contributions under the Emergency Assistance to Labor and Production		56,200	0.2
Reduction of health taxes		27,000	0.1
Reduction of import duties on critical inputs		2,456	—
Other programs		208,865	0.8
Credit measures		530,000	2.0
Loans subsidized and guaranteed by the SPNNF		530.000	2.0
Total	Ps.	1,763,025	6.5%

During 2021, the Government implemented several measures to protect employment, strengthen the health system, promote social inclusion and sustain the income of households and companies that were particularly affected by the second wave of the COVID-19 pandemic. The fiscal and financial package implemented in 2021 by the federal non-financial public sector to mitigate the effects of the second wave of COVID-19 pandemic represented an amount equal to approximately 1.8% of GDP (or approximately Ps. 820 million) and included the following expenditures:

•	Health sector: the Government allocated Ps.216 billion to the purchase of COVID-19 vaccines, the distribution of a bonus for workers of the health sector and to the construction of hospitals.

•

Protection of lower income groups: the Government allocated approximately Ps.423.9 billion in contributions to lower income groups, including through the Universal Child Allowance and the Pregnancy Allowance, the Card to Feed, the Empowering Work program, assistance to certain single-taxpayers, purchase of food by the Ministry of Social Development and the Progress and Potenciar Inclusión Jóvenes (Empower Youth Inclusion) scholarships.

•

Production and Employment: the Government allocated Ps.105.3 billion to the programs aimed at assisting companies that experienced financial distress as a result of their own activity or external factors affecting their production.

•

Tourism: the Government allocated Ps.35 billion in the promotion of demand for tourism services by relaunching programs aimed at stimulating tourism during months of lower activity, opening tourist health centers and implementing programs for the protection of workers and SMEs of the sector.

•	Culture: the Government allocated Ps.4.2 billion for subsidies offered to theaters, artists and scholarships, prioritizing assistance to members of social minorities.

•

Infrastructure: the Government allocated Ps.29.3 billion to strengthening the Plan Argentina Hace (Argentina Acts Plan), which promotes small-scale infrastructure works with rapid execution and high impact on demand for local employment.

Gross Domestic Product

GDP is a measure of the total value of final products and services produced in a country. Nominal GDP measures the total value of final production in current prices. Real GDP measures the total value of final production in constant prices of a particular year, thus allowing historical GDP comparisons that exclude the effects of inflation. Argentina’s real GDP figures are measured in pesos and are based on constant 2004 prices, as revised in the INDEC Report. Among other adjustments, in calculating GDP for 2004, INDEC made changes to the composition of GDP that resulted in an upward adjustment of approximately 8.4% for that year. In calculating real GDP for subsequent years based on the revised GDP for 2004, INDEC used deflators that are consistent with its revised methodology to calculate inflation.

The information set forth below in this section has been derived from statistics included in the INDEC Report.

The following table sets forth the evolution of nominal GDP and per capita GDP for the periods specified, at current prices.

Evolution of Nominal GDP and Per Capita GDP (at current prices)

	2017		2018		2019		2020(3)		2021(3)
Nominal GDP (in millions of pesos)(1)	Ps.	10,600,228	Ps.	14,744,811	Ps.	21,558,444	Ps.	27,195,699	Ps.	46,282,066
GDP (in millions of U.S. dollars)(1)	U.S.$	643,479	U.S.$.	524,844	U.S.$	446,878	U.S.$	385,240	U.S.$	486,583
Per capita GDP(1)	U.S.$	14,610	U.S.$	11,796	U.S.$	9,944	U.S.$	8,490	U.S.$	10,622
Peso / U.S. dollar exchange rate(2)		16.57		28.09		48.24		70.59		95.12

(1)

GDP figures in this table are expressed in nominal terms. Since population figures based on the census conducted in 2022 are preliminary, information in this table was calculated using INDEC’s population projections based on the 2010 census.

(2)	Average nominal exchange rate for the period specified.
(3)	Preliminary data.
Source:	INDEC and Ministry of Economy.

The following tables set forth information on Argentina’s real GDP, by expenditure, for the periods specified, at constant 2004 prices.

Composition of Real GDP by Expenditure

(in millions of pesos, at constant 2004 prices)

	2017		2018		2019		2020(1)		2021(1)
Consumption:
Public sector consumption	Ps.	98,824	Ps.	96,954	Ps.	90,749	Ps.	89,027	Ps.	95,345
Private consumption		538,583		526,488		494,230		426,362		469,104

Total consumption		637,406		623,442		584,979		515,389		564,449
Gross investment		150,528		141,879		119,247		103,794		138,487
Exports of goods and services		146,066		147,009		161,344		132,767		145,005
Imports of goods and services		215,620		206,000		167,484		136,566		166,638

Net exports/(imports)		(69,554)		(58,991)		(6,140)		(3,798)		(21,632)
Changes in inventories		8,010		1,048		(4,606)		1,922		2,264
Statistical discrepancy		—		—		—		6,988		5,642

Valuable Objects(2)		—		—		(257)		—		—

Real GDP	Ps.	726,390	Ps.	707,377	Ps.	693,224	Ps.	624,295	Ps.	689,211

(1)	Preliminary data.
(2)

Includes goods of considerable value that are not primarily used for production or consumption purposes, but are maintained over time as value deposits, including stones and precious metals and jewelry.

Source:	INDEC and Ministry of Economy.

Composition of Real GDP by Expenditure

(as % of total real GDP, at constant 2004 prices)

	2017	2018	2019	2020(1)	2021(1)
Consumption:
Public sector consumption	13.6%	13.7%	13.1%	14.3%	13.8%
Private consumption	74.1	74.4	71.3	68.3	68.1

Total consumption	87.7	88.1	84.4	82.6	81.9
Gross investment	20.7	20.1	17.2	16.6	20.1
Exports of goods and services	20.1	20.8	23.3	21.3	21.0
Imports of goods and services	29.7	29.1	24.2	21.9	24.2

Net exports/(imports)	(9.6)	(8.3)	(0.9)	(0.6)	(3.1)
Changes in inventories	0.2	0.1	(0.7)	0.3	0.3
Statistical discrepancy	1.1	—	—	1.1	0.8

Valuable Objects(2)	—	—	—	—	—

Real GDP	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Preliminary data.
(2)

Includes goods of considerable value that are not primarily used for production or consumption purposes, but are maintained over time as value deposits, including stones and precious metals and jewelry.

Source:	INDEC and Ministry of Economy.

Evolution of Real GDP by Expenditure

(% change from previous year, at constant 2004 prices)

	2017	2018	2019	2020(1)	2021(1)
Consumption:
Public sector consumption	2.6%	(1.9)%	(6.4)%	(1.9)%	7.1%
Private consumption	4.2	(2.2)	(6.1)	(13.7)	10.0

Total consumption	3.9	(2.2)	(6.2)	(11.9)	9.5
Gross investment	13.4	(5.7)	(16.0)	(13.0)	33.4
Exports of goods and services	2.6	0.6	9.8	(17.7)	9.2
Imports of goods and services	15.6	(4.5)	(18.7)	(18.5)	22.0

Net exports/(imports)	57.3	(15.2)	(89.6)	(38.1)	469.5
Changes in inventories	75.8	(86.9)	(539.7)	(141.7)	17.8
Statistical discrepancy	—	—	—	—	(19.3)

Real GDP	2.8%	(2.6)%	(2.0)%	(9.9)%	(10.4)%

(1)	Preliminary data.
Source:	INDEC and Ministry of Economy.

The following tables set forth information on Argentina’s gross investment, by expenditure, for the periods indicated, at constant 2004 prices.

Composition of Gross Investment

(in millions of pesos, at constant 2004 prices)

	2017		2018		2019(3)		2020(3)		2021(3)
Natural Resources and others(1)	Ps.	556	Ps.	959	Ps.	913	Ps.	883	Ps.	1,032
Durable equipment for production
Machinery and equipment:
National		25,866		22,060		17,963		18,869		25,545
Imported		41,346		40,434		31,641		27,116		36,343

Total		67,212		62,494		49,604		45,985		61,888
Transport products
National		11,609		9,430		6,330		6,990		10,847
Imported		8,442		6,052		3,073		3,207		3,642

Total		20,051		15,482		9,403		10,197		14,490
Total durable equipment for production		87,263		77,975		59,007		56,182		76,378
Construction(2)		62,709		62,945		59,327		46,729		61,077

Total gross investment	Ps.	150,528	Ps.	141,879	Ps.	119,247	Ps.	103,794	Ps.	138,487

(1)	Includes research and development and cultivated biological resources.
(2)	Includes mining exploration.
(3)	Preliminary data.
Source:	INDEC and Ministry of Economy.

Composition of Gross Investment

(as % of total Gross Investment, at constant 2004 prices)

	2017	2018	2019(3)	2020(3)	2021(3)
Natural Resources and others(1)	0.4%	0.7%	0.8%	0.9%	0.7%
Durable equipment for production
Machinery and equipment:
National	17.2	15.5	15.1	18.2	18.4
Imported	27.5	28.5	26.5	26.1	26.2

Total	44.7	44.0	41.6	44.3	44.7

Transport products
National	7.7	6.6	5.3	6.7	7.8
Imported	5.6	4.3	2.6	3.1	2.6

Total	13.3	10.9	7.9	9.8	10.5
Total durable equipment for production	58.0	55.0	49.5	54.1	55.2
Construction(2)	41.7	44.4	49.8	45.0	44.1

Total gross investment	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Includes research and development and cultivated biological resources.
(2)	Includes mining exploration.
(3)	Preliminary data.
Source:	INDEC and Ministry of Economy.

Evolution of Gross Investment

(% change from previous year, at constant 2004 prices)

	2017	2018	2019	2020(3)	2021(3)
Natural Resources and others(1)	4.4%	72.5%	(4.7)%	(3.3)%	16.9%
Durable equipment for production
Machinery and equipment:
National	13.2	(14.7)	(18.6)	5.0	35.4
Imported	20.4	(2.2)	(21.7)	(14.3)	34.0

Total	17.5	(7.0)	(20.6)	(7.3)	34.6

Transport products
National	11.2	(18.8)	(32.9)	10.4	55.2
Imported	7.5	(28.3)	(49.2)	4.4	13.6

Total	9.6	(22.8)	(39.3)	8.4	42.1
Total durable equipment for production	15.6	(10.6)	(24.3)	(4.8)	35.9
Construction(2)	10.5	0.4	(5.7)	(21.2)	30.7

Total gross investment	13.4%	(5.7)%	(16.0)%	(13.0)%	33.4%

(1)	Includes research and development and cultivated biological resources.
(2)	Includes mining exploration.
(3)	Preliminary data.
Source:	INDEC and Ministry of Economy.

Principal Sectors of the Economy

The following tables set forth the composition of Argentina’s real GDP by economic sector for the periods specified.

Real GDP by Sector

(in millions of pesos, at constant 2004 prices)

	2017		2018		2019		2020(3)		2021(3)
Primary production:
Agriculture, livestock, game and forestry	Ps.	51,789	Ps.	43,726	Ps.	53,949	Ps.	50,129	Ps.	50,201
Fishing		2,556		2,695		2,423		1,915		2,232
Mining and extractives (including petroleum and gas)		21,089		21,268		21,571		19,326		21,288

Total primary production		75,435		67,689		77,943		71,370		73,722
Secondary production:
Manufacturing		121,288		115,461		108,352		100,016		115,912
Construction		21,863		22,108		21,174		16,430		20,771
Electricity, gas and water		12,474		12,489		12,107		12,280		12,678

Total secondary production		155,626		150,058		141,633		128,725		149,361

Services:
Transportation, storage and communications		59,008		57,139		56,737		47,105		50,553
Trade, hotels and restaurants		106,308		102,459		95,500		85,312		97,565
Financial, real estate, business and rental services		101,976		103,982		99,945		95,443		101,648
Public administration, education, health, social and personal services		102,307		103,044		102,923		89,903		96,942
Domestic services(1)		4,127		4,161		4,362		3,546		3,665

Total services		373,727		370,785		359,468		321,310		350,373

Plus import duties (2)		121,603		118,845		114,180		102,890		115,755

Total real GDP	Ps.	726,390	Ps.	707,377	Ps.	693,224	Ps.	624,295	Ps.	689,211

(1)	Includes services completed by domestic workers including caretakers, domestic servants and private drivers.
(2)

The production figures in this table do not include duties assessed on imports used in production, which must be taken into account for purposes of determining real GDP. Import duties for purposes of determining real GDP are recorded under this line item.

(3)	Preliminary data.
Source:	INDEC and Ministry of Economy.

Real GDP by Sector

(as a % of real GDP, at constant 2004 prices)

	2017	2018	2019	2020(3)	2021(3)
Primary production:
Agriculture, livestock, game and forestry	7.1%	6.2%	7.8%	8.1%	7.3%
Fishing	0.4	0.4	0.3	0.3	0.3
Mining and extractives (including petroleum and gas)	2.9	3.0	3.1	3.1	3.1

Total primary production	10.4	9.6	11.2	11.4	10.7

Secondary production:
Manufacturing	16.7	16.3	15.6	16.0	16.8
Construction	3.0	3.1	3.1	2.6	3.0
Electricity, gas and water	1.7	1.8	1.7	2.0	1.8

Total secondary production	21.4	21.2	20.4	20.6	21.7

Services:
Transportation, storage and communication	8.1	8.1	8.2	7.5	7.3
Trade, hotels and restaurants	14.6	14.5	13.8	13.7	14.2
Financial, real estate, business and rental services	14.0	14.7	14.4	15.3	14.7
Public administration, education, health, social and personal services	14.1	14.6	14.8	14.4	14.1
Domestic services(1)	0.6	0.6	0.6	0.6	0.5

Total services	51.4	52.4	51.9	51.5	50.8

Plus import duties(2)	16.7	16.8	16.5	16.5	16.8

Total real GDP	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Includes services completed by domestic workers including caretakers, domestic servants and private chauffeurs.
(2)

The production figures in this table do not include duties assessed on imports used in production, which must be taken into account for purposes of determining real GDP. Import duties for purposes of determining real GDP are recorded under this line item.

(3)	Preliminary data.
Source:	INDEC and Ministry of Economy.

Real GDP Growth by Sector

(% change from previous year, at constant 2004 prices)

	2017	2018	2019	2020(3)	2021(3)
Primary production:
Agriculture, livestock, game and forestry	3.0%	(15.6)%	23.4%	(7.1)%	0.1%
Fishing	14.3	5.4	(10.1)	(20.9)	16.5
Mining and extractives (including petroleum and gas)	(3.5)	0.8	1.4	(10.4)	10.2

Total primary production	1.4	(10.3)	15.1	(8.4)	3.3

Secondary production:
Manufacturing	2.6	(4.8)	(6.2)	(7.7)	15.9
Construction	9.2	1.1	(4.2)	(22.4)	26.4
Electricity, gas and water	(1.0)	0.1	(3.1)	1.4	3.2

Total secondary production	3.1	(3.6)	(5.6)	(9.1)	16.0

Services:
Transportation, storage and communication	2.3	(3.2)	(0.7)	(17.0)	7.3
Trade, hotels and restaurants	3.2	(3.6)	(6.8)	(10.7)	14.4
Financial, real estate, business and rental services	3.5	2.0	(3.9)	(4.5)	6.5
Public administration, education, health, social and personal services	1.3	0.7	(0.1)	(12.6)	7.8
Domestic services(1)	(2.8)	0.8	4.8	(18.7)	3.4

Total services	2.6	(0.8)	(3.1)	(10.6)	9.0

Plus import duties less adjustment for banking service(2)	4.1	(2.3)	(3.9)	(9.9)	12.5

Total real GDP	2.8%	(2.6)%	(2.0)%	(9.9)%	10.4%

(1)	Includes services completed by domestic workers including caretakers, domestic servants and private chauffeurs.
(2)

The production figures in this table do not include duties assessed on imports used in production, which must be taken into account for purposes of determining real GDP. Import duties for purposes of determining real GDP are recorded under this line item.

(3)	Preliminary data.
Source:	INDEC and Ministry of Economy.

In 2017, real GDP increased by 2.8%. Growth was fueled by a 13.4% increase in gross investment and a 3.9% increase in total consumption. The services sector grew 2.6%, with the financial, real estate, business and rental services leading the growth, while public administration, education, health social and personal services grew at a slower pace accounting for 14.1% of real GDP in 2017 compared to 14.3% of real GDP in 2016. As compared to 2016, the secondary production sector increased by 3.1% and the primary production sector increased by 1.4%.

In 2018, real GDP decreased by 2.6%. This contraction was the result of a 5.7% decrease in gross investment and a 2.2% decrease in total consumption, while exports of goods and services increased by 0.6%. The primary production sector, the secondary production sector and the services sector all contracted as compared to 2017. The primary production sector decreased by 10.3%, mainly due to a 15.6% contraction in agriculture, livestock, game and forestry caused by a severe drought that affected a large portion of the territory dedicated to agricultural production. The contraction of the primary sector had a direct impact on the remaining sectors of the economy. The secondary sector decreased by 3.6%, mainly due to a 4.8% contraction in manufacturing products. The services sector decreased by 0.8%, mainly as a result of a 3.2% decrease in the transportation, storage and communication sector and a 3.6% decrease in the trade, hotels and restaurants sector.

In 2019, real GDP decreased by 2.0%. This contraction was the result of a 16.0% decrease in gross investment and a 6.2% decrease in total consumption, while exports of goods and services increased by 9.8% and imports of goods and services decreased by 18.7%, resulting in an 89.6% decrease in net exports. The primary production sector increased by 15.1%, mainly due to a 23.4% increase in agriculture, livestock, game and forestry, which reverted to normal levels following the drought that affected a large portion of the territory dedicated to agricultural production in 2018. The secondary sector, however, contracted by 5.6%, mainly due to a 6.2% decrease in manufacturing and a 4.2% decrease in construction. The services sector decreased by 3.1%, mainly as a result of a 6.8% decrease in the trade, hotels and restaurants sector and a 3.9% decrease in the financial, real estate, business and rental services sector.

On October 1, 2020, the Government announced a series of economic measures for the industrial, mining, agricultural and construction sectors with the primary aim of boosting local production and increasing the value added of exports, which include:

•

Industrial sector: an increase in export refunds relative to the product’s added value, the temporary reduction of export duties on industrial goods and the elimination of export duties on exports of vehicles to Mercosur.

•	Mining sector: the Government established a maximum of 8% rate for export duties on metals.

•

Agriculture sector: export duties on soybeans was temporarily reduced from 33% to 30%, 31.5% and 32% for October, November and December 2020, respectively, reverting to 33% in January 2021. Export duties on other soybean derivatives had higher decreases, amounting to 28%, 29.5% and 30% for October, November and December 2020, respectively, and 31% for January 2021. Additionally, up to Ps.11.5 billion will be allocated to compensate and encourage small soybean producers and cooperatives. In the case of biodiesel, export duties were reduced from 30% to 26%, 27.5% and 28% for October, November and December 2020 and 29% for January 2021 and thereafter.

•

Construction sector: the Government announced a new bill seeking to stimulate investments by means of a three-year tax exemption on financial assets allocated for new construction projects and a deferral in the payment of income tax and tax on property transfers. Such bill was enacted by Congress in March 2021 with some modifications, including the reduction of such tax exemption to a two-years period.

In 2020, real GDP decreased by 9.9%. This contraction was the result of a 11.9% decrease in total consumption and a 13.0% decrease in gross investment, while exports of goods and services decreased by 17.7% and imports of goods and services decreased by 18.5%, resulting in a 38.1% decrease in net exports. The primary production sector decreased by 8.4%, mainly due to a 7.1% decrease in agriculture, livestock, game and forestry. The secondary sector contracted by 9.1%, mainly due to a 7.7% decrease in manufacturing and a 22.4% decrease in construction. The services sector decreased by 10.6%, mainly as a result of a 12.6% decrease in the public administration, education, health, social and personal services sector, a 10.7% decrease in the trade, hotels and restaurants sector, and a 17.0% decrease in the transportation, storage and communication sector.

In 2021, real GDP increased by 10.4%. This expansion was the result of a 9.5% increase in total consumption and a 33.4% increase in gross investment, while exports of goods and services increased by 9.2% and imports of goods and services increased by 22.0%, resulting in a 469.5% increase in net imports. The primary production sector increased by 3.3%, mainly due to a 10.2% increase in mining and extractives. The secondary sector grew by 16.0%, mainly due to a 26.4% increase in construction and a 15.9% increase in manufacturing. The services sector increased by 9.0%, mainly as a result of a 14.4% increase in the trade, hotels and restaurants sector, a 7.8% increase in the public administration sector and a 6.5% increase in financial, real estate, business and rental sector.

Primary Production

In 2017, total primary sector production increased by 1.4% compared to 2016, mainly driven by a 3.0% increase in agriculture, livestock, game and forestry. In 2018, total primary sector production decreased by 10.3% compared to 2017, mainly driven by a 15.6% decrease in agriculture, livestock, game and forestry. In 2019, total primary sector production increased by 15.1% compared to 2018, mainly driven by a 23.4% increase in agriculture, livestock, game and forestry. In 2020, total primary sector production decreased by 8.4% compared to 2019, mainly driven by a 7.1% decrease in agriculture, livestock, game and forestry. In 2021, total primary sector production increased by 3.3% compared to 2020, mainly driven by a 10.2% increase in mining and extractives, primarily due to a greater dynamism in the oil and gas sector.

Agriculture, Livestock, Game and Forestry

Argentina relies on its domestic supply for virtually all agricultural and livestock products, and is a major exporter of primary products, including cereals, grains, meat and fish. Crop production consists primarily of soy, corn and wheat. During the 2020 to 2021 season, soy, corn, and wheat production represented 32.8%, 43.2% and 12.6% of total agricultural production, respectively. During 2017, 2018, 2019, 2020 and 2021 Argentina’s agriculture, livestock, game and forestry sector accounted for 7.1%, 6.2%, 7.8%, 8.1% and 7.3% of real GDP, respectively.

In 2020, the agriculture, livestock, game and forestry sector contracted by 7.1% compared to 2019, mainly due to the effects of the COVID-19 outbreak. In the 2019/2020 harvest season, harvested cereals, oilseeds and industrial crops totaled 140.9 million tons, representing a 3.7% decrease when compared to the 2018/2019 harvest season.

In 2021, the agriculture, livestock, game and forestry sector expanded by 0.1% compared to 2020. In the 2020/2021 harvest season, harvested cereals, oilseeds and industrial crops totaled 140.1 million tons, representing a 0.6% decrease when compared to the 2019/2020 harvest season.

Mining and Extractives (Including Oil and Gas Production)

The mining and extractives sector consists primarily of precious and semi-precious metals, coal, petroleum and gas exploration and production. Historically, mining activity in Argentina has represented a small part of the economy, accounting for 2.9%, 3.0%, 3.1%, 3.1% and 3.1% of real GDP in 2017, 2018, 2019, 2020 and 2021, respectively.

Argentina is the largest producer of natural gas and the fourth largest producer of crude oil in Latin America, based on 2020 production, according to the 2022 edition of the BP Statistical Review of World Energy, published in June 2022. As of December 31, 2020, YPF held interests in 119 oil and gas fields in Argentina and, in association with private partners, was also engaged in projects relating to the exploration and development of unconventional resources, including shale oil and gas, primarily in the Vaca Muerta formation located in the provinces of Neuquén and Río Negro. See “Role of the State in the Economy—Oil and Gas Industry.”

Secondary Production

Manufacturing

Argentina’s manufacturing sector primarily consists of the production of food and beverages, chemical products and substances, common metals, rubber and plastic products, motor vehicles, trailers and semi-trailers and apparel. The 2001-2002 economic crisis that severely affected Argentina—with GDP contracting 10.9% in 2002—had a significant adverse effect on this sector. The adoption of import-substitution policies commencing in 2002 contributed to the growth of this sector during the following years. Between 2003 and 2008, economic growth was also fueled by growth of the manufacturing sector, which became competitive due to the effects of the depreciation of the peso and investments aimed at stimulating production. Industrial products, such as chemical products, planes and ships, and agricultural products, such as crops and livestock, also contributed to increasing exports during this period. Argentina’s manufacturing sector, however, is significantly exposed to fluctuations in the cost of capital, which in turn are affected by the Government’s fiscal and monetary policies. In recent years, the manufacturing sector has been adversely affected by Argentina’s unstable macroeconomic environment. In 2021, the manufacturing sector accounted for 16.8% of real GDP.

During 2017, the manufacturing sector grew by 2.6% compared to 2016. This increase was primarily driven by:

•	a 15.4% increase in common metals;

•	a 13.4% increase in machinery and equipment;

•	an 8.2% increase in metal products, excluding machinery and equipment; and

•	an 8.6% increase in motor vehicles, trailers and semi-trailers.

This increase was partially offset by a 10.6% decrease in wearing apparel and an 11.0% in leather goods.

During 2018, the manufacturing sector contracted by 4.8% compared to 2017. This decrease was primarily driven by:

•	a 19.7% decrease in machinery and equipment;

•	a 6.5% decrease in chemical products;

•	a 16.4% decrease in the production of appliances; and

•	a 10.2% decrease in the production of rubber products.

This decrease was partially offset by a 4.4% increase in common metals.

During 2019, the manufacturing sector contracted by 6.2% compared to 2018. This decrease was primarily driven by:

•	a 21.9% decrease in motor vehicles, trailers and semi-trailers;

•	a 12.2% decrease in machinery and equipment;

•	an 8.2% decrease in common metals; and

•	a 4.4% decrease in chemical products.

During 2020, the manufacturing sector contracted by 7.7% compared to 2019. This decrease was primarily driven by:

•	a 27.1% decrease in common metals;

•	a 32.7% decrease in wearing apparel;

•	a 18.9% decrease in metal products; and

•	a 20.7% decrease in motor vehicles, trailers and semi-trailers.

This decrease was partially offset by a 2.2% increase in chemical products, a 4.6% increase in machinery and equipment and a 10.8% increase in electronic products.

During 2021, the manufacturing sector grew by 15.9% compared to 2020. This increase was primarily driven by:

•	a 34.9% increase in machinery and equipment;

•	a 35.1% increase in common metals;

•	a 49.4% increase in motor vehicles, trailers and semi-trailers; and

•	a 6.2% increase in food and beverages.

All manufacturing activities increased during 2021, except for the furniture and mattress industry.

Construction

The Argentine economy shows a strong correlation between the evolution of real GDP and the construction sector, which primarily consists of residential projects.

In 2017, the level of activity in the construction sector increased by 9.2% compared to 2016. In 2017, the construction sector accounted for 3.1% of real GDP.

In 2018, the level of activity in the construction sector increased by 1.1% compared to 2017. In 2018, the construction sector accounted for 3.1% of real GDP.

In 2019, the level of activity in the construction sector decreased by 4.2% compared to 2018. In 2019, the construction sector accounted for 3.1% of real GDP.

In 2020, the level of activity in the construction sector decreased by 22.4% compared to 2019. In 2020, the construction sector accounted for 2.6% of real GDP.

In 2021, the level of activity in the construction sector increased by 26.4% compared to 2020. In 2021, the construction sector accounted for 3.0% of real GDP.

Electricity, Gas and Water

Electricity in Argentina is primarily produced from combined cycle (which uses both gas and steam turbines to produce electricity) and hydroelectric sources, with supplemental generation from gas, coal and nuclear plants. The electricity, gas and water sector represents a small fraction of the Argentine economy, accounting for 1.8% of real GDP in 2021.

The electricity, gas and water sector increased by 0.1%, 1.4% and 3.2% in 2018, 2020 and 2021, respectively, and decreased by 1.0% and 3.1% in 2017 and 2019, respectively, in each case as compared to the previous year. Between 2017 and 2021, Argentina relied in part on fuel imports to meet excess consumption needs.

The following table sets forth information on Argentina’s electricity sector for the periods specified.

Principal Economic Indicators of the Electricity Sector

(in GW/hr, unless otherwise specified)

	2017	2018	2019(1)	2020(1)	2021(1)
Production of electricity sector
Thermal	88,838	88,124	80,691	83,061	91,203
Hydraulic	41,280	41,384	36,832	30,350	25,292
Nuclear	5,716	6,453	7,927	10,011	10,170

Wind-Solar	632	1,521	5,796	10,755	15,133

Imports(2)	734	344	2,746	1,204	819

Total generation	137,199	137,825	133,992	135,380	142,616

Demand by economic sector
Industrial	38,256	37,764	36,390	32,207	36,450
Residential	55,907	57,017	55,53	60,001	60,774
Commercial	38,367	38,229	37,026	35,098	36,658

Exports	69	280	261	3,089	3,850

Loss in consumption and others	4,599	4,535	4,785	4,985	4,888

Total demand	137,199	137,825	133,992	135,380	142,616

(1)	Preliminary data.
(2)	Imports, primarily from Uruguay, to meet domestic demand in excess of domestic production.
Source:	INDEC and Ministry of Economy.

The following table sets forth the imports and exports of fuel and energy for the periods specified.

Exports and Imports of Fuel and Energy

(in millions of U.S. dollars, unless otherwise specified)

	2017		2018		2019		2020(1)		2021(1)
Total FOB exports	U.S.$	58,621	U.S.$	61,781	U.S.$	65,116	U.S.$	54,884	U.S.$	77,935
Fuel and energy		2,477		4,200		4,421		3,594		5,284
As a % of total FOB exports		4.2%		6.8%		6.8%		6.5%		6.8%
Change from previous year		21.7%		69.6%		5.3%		(18.7)%		47.1%
Total CIF imports	U.S.$	66,930	U.S.$	65,842	U.S.$	49,124	U.S.$	42,354	U.S.$	63,185

Fuel and energy		5,715		6,530		4,447		2,640		5,842
As a % of total CIF imports		8.5%		10.0%		9.1%		6.2%		9.2%
Change from previous year		16.3%		14.3%		(31.9)%		(40.6)%		121.3%

Net (imports) exports of fuel and energy	U.S.$	(3,238)	U.S.$	(2,330)	U.S.$	(175)	U.S.$	954	U.S.$	(558)

(1)	Preliminary data.
Source:	INDEC and Ministry of Economy.

In 2020, exports and imports of fuel and energy decreased by 18.7% and 40.6%, respectively, compared to 2019. This decrease was mainly due to a decrease in energy consumption due to the contraction of the economy.

In 2021, exports and imports of fuel and energy increased by 47.1% and 121.3%, respectively, compared to 2020. This increase was mainly due to an increase in energy consumption due to the recovery of the economy and the increase in international prices.

Evolution of Exports and Imports of Fuel and Energy

(% change in volume from previous year)

	2017	2018	2019	2020	2021
Change in volume of exports	(6.8)%	42.4%	12.6%	20.9%	(14.9)%
Change in volume of imports	(1.3)%	(8.6)%	(32.0)%	(21.1)%	68.1%

(1)	Preliminary data.
Source:	INDEC and Ministry of Economy.

Services

The services sector represents the largest portion of the Argentine economy, accounting for 51.4% in 2017, 52.4% in 2018, 51.9% in 2019, 51.5% in 2020 and 50.8% in 2021.

The following tables set forth the composition and growth of the services sector for the periods specified.

Composition of Services Sector

(in millions of pesos, at constant 2004 prices)

	2017		2018		2019(2)		2020(2)		2021(2)
Wholesale and retail trade and repairs	Ps.	94,787	Ps.	90,986	Ps.	84,020	Ps.	79,462	Ps.	90,324
Transportation, storage and communication services		59,008		57,139		56,737		47,105		50,553
Real estate, business and rental services		74,337		75,314		74,614		70,365		76,364
Education, Social and health services		50,467		51,333		51,506		47,868		50,079
Financial services		27,639		28,668		25,331		25,078		25,284
Other community, social and personal services		18,590		18,436		17,860		10,953		14,095
Public administration		33,249		33,275		33,558		31,082		32,768
Hotels and restaurants		11,522		11,473		11,481		5,850		7,241
Domestic Services(1)		4,127		4,161		4,362		3,546		3,665

Total	Ps.	373,727	Ps.	370,785	Ps.	359,468	Ps.	321,310	Ps.	350,373

(1)	Includes services completed by domestics workers including caretakers, domestic servants and private drivers.
(2)	Preliminary data.
Source:	INDEC and Ministry of Economy.

Growth of Services Sector

(% change from prior year, at constant 2004 prices)

	2017	2018	2019(2)	2020(2)	2021(2)
Wholesale and retail trade and repairs	3.3%	(4.0)%	(7.7)%	(5.4)%	13.7%
Transportation, storage and communication services	2.3	(3.2)	(0.7)	(17.0)	7.3
Real estate, business and rental services	3.0	1.3	(0.9)	(5.7)	8.5
Education, Social and health services	1.6	1.7	0.3	(7.1)	4.6
Financial services	5.0	3.7	(11.6)	(1.0)	0.8
Other community, social and personal services	1.8	(0.8)	(3.1)	(38.7)	28.7
Public administration	0.8	0.1	0.8	(7.4)	5.4
Hotels and restaurants	2.9	(0.4)	0.1	(49.0)	23.8
Domestic services(1)	(2.8)	0.8	4.8	(18.7)	3.4

Total	2.6%	(0.8)%	(3.1)%	(10.6)%	9.0%

(1)	Includes services completed by domestics workers including caretakers, domestic servants and private drivers.
(2)	Preliminary data.
Source:	INDEC and Ministry of Economy.

In 2017, the services sector grew by 2.6% compared to 2016. This increase was primarily driven by a 3.3% increase in wholesale and retail trade and repairs services, as well as a 3.0% increase in real estate, business and rental services, and was partly offset by a 2.8% decrease in domestic services.

In 2018, the services sector decreased by 0.8% compared to 2017. This decrease was primarily driven by a 4.0% decrease in the wholesale and retail trade and repairs sector and a 3.2% decrease in transportation, storage and communication services, which were partly offset by a 1.7% increase in real estate, business and rental services and a 3.7% increase in financial services.

In 2019, the services sector decreased by 3.1% compared to 2018. This decrease was primarily driven by a 7.7% decrease in the wholesale and retail trade and repairs sector and a 11.6% decrease in financial services, which were partly offset by a 4.8% increase in public sector administration. The decrease in financial services was mainly due to a decrease in the volume of loans extended to the private sector, measured in real terms.

In 2020, the services sector decreased by 10.6% compared to 2019. This decrease was primarily driven by a 17.0% decrease in the transportation, storage and communication sector and a 38.7% decrease in other community, social and personal services. The financial services sector was the least affected by the outbreak of COVID-19, decreasing by 1.0% compared to 2019.

In 2021, the services sector increased by 9.0% compared to 2020. This increase was primarily driven by a 13.7% increase in wholesale and retail trade and repair services, a 8.5% increase in real estate, business and rental services, a 7.3% increase in transportation, storage and communication services and a 28.7% increase in other community, social and personal services. The financial services sector increased by 0.8% compared to 2020.

Telecommunications

The telecommunications sector has grown since 2001. Much of this growth has resulted from a substantial increase in the use of mobile communications, which have become increasingly common in Argentina as more affordable cellular phone plans have become available and consumers’ purchasing power has improved.

Commencing in 2017, the Government adopted rules accelerating the convergence of networks and services under competitive conditions, promoting the deployment of next generation networks and the enhancement of broadband internet access throughout the national territory.

In September 2020, the Government adopted a national connectivity plan, the Plan Conectar, aimed at reducing the digital gap, extending access to information and communication technology services and increasing broadband connections throughout the Republic by an efficient use of existing provincial and national telecommunications infrastructure. The plan entails significant investment by the Government in different areas, including the construction of a new satellite, the update and expansion of the federal fiber optic network, and the update of open digital television and data security services.

In 2021, the Government announced the commencement of a project related to the third satellite of the ARSAT fleet, the geostationary telecommunications satellite ARSAT SG-1, which will be the first electric propulsion satellite built in Argentina. In addition, the Government initiated the acquisition of equipment to expand the cybersecurity and storage capacity of ARSAT’s national data center, which offers cloud services and information security. Simultaneously, with financing from the IADB, activities were carried out to expand and update the broadband throughout the country, increasing Internet traffic with greater capacity, speed and connection.

During 2021, the Government launched a digital transformation of the national administration with the aim of simplifying administrative procedures in the public sector. In addition, municipalities and provinces were assisted in the digital transformation of their own administrative procedures.

Role of the State in the Economy

State-Owned Entities

The Government carries out certain functions and commercial activities through state-owned and state-controlled enterprises, including the following:

•	Aerolíneas Argentinas S.A. (“Aerolíneas Argentinas”), the country’s largest airline;

•	Banco de la Nación Argentina, the national bank of Argentina;

•	Banco de Inversión y Comercio Exterior S.A. (“BICE”);

•	Agua y Saneamientos Argentinos S.A. (“AYSA”), which provides essential services of potable water and sanitation;

•	Correo Oficial de la República Argentina (“Correo Argentino”), the national postal service;

•	Integración Energética Argentina S.A. (“IEASA”), a state-owned energy company;

•	Operadora Ferroviaria S.E., the national railway company; and

•	YPF, a state-controlled energy company.

State Involvement in the Economy

Following the crisis of 2001 to 2002, the Government reversed a number of measures implemented during the 1990s to deregulate the economy and reduce government intervention. The Government re-introduced several state controls, most notably the following:

•

the absorption and replacement of the former private pension system for a public “pay as you go” pension system, as well as the transfer of all resources previously administered by the private pension funds, including equity interests in a wide range of listed companies, to the FGS to be administered by the ANSES;

•	direct involvement in the oil and gas industry through the creation of ENARSA, the enactment of the Hydrocarbons Law (defined below) and the expropriation of 51% of the shares of YPF;

•	increased regulation of utility companies;

•	the revocation of concessions for certain public services (including several railway lines and water services);

•	restrictions on capital transfers and other monetary transactions (see “Monetary System—Regulation of the Financial Sector”);

•	continued price controls on transportation and agricultural and energy products (see “—Gross Domestic Product—Primary Production”);

•	export tariffs on agricultural products (see “Balance of Payments— Current Account—Trade Regulation”);

•	subsidies to the energy and transportation sectors; and

•	export regulations (see “Balance of Payments—Trade Regulation”).

In December 2008, Congress approved a law declaring that the shares of Aerolíneas Argentinas, its affiliate Líneas Aéreas Cielos del Sur S.A. (“Austral”) and their subsidiaries, Optar S.A., Jet Paq S.A. and Aerohandling S.A. were “of public interest” and therefore subject to expropriation in accordance with Law No. 21,499 (the “Argentine Expropriation Law”). Under the valuation guidelines established in the Argentine Expropriation Law, the Tribunal de Tasaciones de la Nación (National Valuation Tribunal), estimated that these entities had an aggregate negative value approximately ranging between U.S.$602.0 million and U.S.$872.0 million. For a discussion of related arbitration proceedings, see “Public Sector Debt—Legal Proceedings—ICSID Arbitration.”

Oil and Gas Industry

In response to declining output in the oil and gas sector between 2002 and 2006, the Government adopted measures intended to allow producers to increase internal supply and meet export commitments. These measures included initially tax incentives, access to areas for further hydrocarbon exploration and extraction and improved distribution and transport systems. Transfers on account of subsidies to the energy sector totaled Ps.125.6 billion in 2017, Ps.177.9 billion in 2018, Ps.214.1 billion in 2019, Ps.492.4 billion in 2020 and Ps.1,050.8 billion in 2021.

The following table shows the proved reserves of petroleum and natural gas in Argentina as of the dates specified.

Proved Reserves

	2017	2018	2019	2020	2021
Crude oil(1)	320,640	379,796	407,420	383,280	451,231
Natural gas(2)	355,459	371,566	400,321	397,246	415,988

(1)	In thousands of cubic meters.
(2)	In millions of cubic meters.
Source:	Ministry of Energy and Mining.

Energy sector reforms

In early 2004, Argentina began to experience energy shortages, which initially let to a decrease of natural gas and other energy exports but over time affected the entire Argentine economy. Since then, the Government has adopted multiple measures to improve infrastructure and increase installed power generation capacity.

In 2015, the Government took various actions designed to ensure the supply of electricity to the country. The measures adopted by the Government aimed at increasing energy generation by tendering thermal and renewable energy projects and creating a free market for renewable energies. Between 2017 and 2021, 37 new thermal projects for a total of 4,507 MWs became operative, and four projects for a total of 456 MWs were under construction as of the date of this Annual Report.

Further, as a result of tender offers, between 2017 and 2022, 100 new renewable energy projects became operative and 32 projects for 954 MWs started commercial operations in the free market. As of the date of this Annual Report, 73 projects for a total of 1,525 MWs were under development, distributed in 19 of the 23 provinces.

Together with the measures designed to increase supply, the Government sought to increase tariffs with a view to eliminating subsidies. These later set of measures suffered judicial challenge and were initially delayed in their implementation. Ultimately, the effectiveness of these measures was further undermined by the impact of the continued depreciation of the peso. Finally, the Government sought to reduce the burden of energy subsidies mainly for the Greater Buenos Aires region on the federal budget by transferring the responsibility and cost of these measures to the provincial Governments.

With respect to natural gas, in 2012, the Government launched “Gas Plans” to promote gas production, whereby the production of “new” gas above the decline rate of the fields was paid at U.S.$7.5/MBTU. In 2017, Resolution 46/2017, established a price for additional production of non-conventional gas of U.S.$7.5/MBTU for 2017 and 2018, reduced to a price of U.S.$7.0/MBTU for 2019, U.S.$6.5/MBTU for 2020 and U.S.$6.0/MBTU for 2021. After a transitional period involving regulation of wellhead prices, commencing in 2018, the negotiation of prices between distribution companies and domestic producers of natural gas and intermediaries is free. In the case of electricity, transportation and distribution tariffs were set to increase gradually between 2017 and 2018.

In November 2018, in recognition of the sharp depreciation of the peso in April 2018, the Government introduced a retroactive increase in energy prices from April 1, 2018 to September 30, 2018 to compensate energy distributors for losses arising from exchange rate differences between the amounts in pesos paid by users and the amounts in U.S. dollars payable by energy distributors. On November 15, 2018, the Government issued Decree No. 1053/2018 providing that such compensation to distribution companies would be payable in 30 installments by the Treasury, to prevent a steep increase in end users’ tariffs.

In September 2018, Argentina resumed exporting gas to Chile. The existence of excess capacity in the Vaca Muerta region during 2017 and 2018 allowed gas and energy exports to increase by 69.2% to U.S.$4.2 billion in 2018, compared to U.S.$2.5 billion during 2017.

On November 4, 2018, the Government launched an international public bidding process for hydrocarbon exploration in offshore areas located along the coast of Patagonia. On May 16, 2019, 18 areas were adjudicated.

During 2018, the Government transferred Ps.177.9 billion to the energy sector, compared to Ps.125.6 billion in 2017. This increase was mainly due to a depreciation of the peso vis-à-vis the U.S. dollar, as energy costs are mainly denominated in foreign currency.

Beginning in January 1, 2019, the responsibility to determine and assume “social” tariff schemes to address the needs of the most vulnerable groups was transferred by the Government to the provinces. The Government also expressed that it would transfer budgetary allocations to each province to compensate for the cost assumed by them as a result of the transfer of social tariff schemes.

In January 2019, the Government announced staggered energy tariff increases, establishing fixed consumer price increases of 40%, 7% and 6% to become effective on February 1, May 1 and August 1, 2019, respectively. However, in April 2019, the Government announced the deferral of the increases in energy tariffs payable by consumers for the remainder of 2019 and that the staggered increases scheduled for May 1 and August 1, 2019 would be assumed by the Government.

In April 2019, the Government announced staggered gas wellhead price increases, establishing fixed price increases of 10%, 9% and 8% to become effective on April 1, May 1 and June 1, 2019, respectively. The Government also announced a 22% tariff discount for residential end-users during the winter period, which would be translated and compensated by such users during the 2019-2020 summer period.

On July 5, 2019, the Government launched an international public bidding process for the construction of a new natural gas pipeline to connect the Vaca Muerta region with the city of San Nicolás, on the shores of the Paraná River, in the province of Buenos Aires (approximately 1,010 kilometers). Bids were submitted in November 2019.

In November 2020, the Government announced a plan aimed at ensuring that the level of gas production is adequate to supply the increased summer demand (the “Plan GasAr”). The most relevant aspects of Plan GasAr are:

•

The Plan GasAr will be implemented through direct contracts between gas producers, on the one hand, and gas distributors and/or sub-distributors (to satisfy priority demand) and CAMMESA (the wholesale electricity market administrator, to satisfy demand of thermal power plants), on the other. Contracts will be awarded and negotiated through, and the price of gas in Transport System Entering Point (“TSEP”) will arise from, an auction, tender and/or similar procedure to be designed by the Secretariat of Energy.

•

The Plan GasAr shall have an initial duration of four years, which may be extended by the Secretariat of Energy for additional periods of one year each based on its analysis of the gas market, demand volumes and investment possibilities in infrastructure. For off-shore projects, a longer term of up to eight years may be contemplated.

•	The Plan GasAr shall be for a total volume of 70 mmcm/d for the 365 days of each year in which it is in place, and certain additional volumes for the winter seasonal period of each of the four years.

•

Producers must present an investment plan to reach the committed injection volumes and be bound to achieve a production curve per basin that guarantees the maintenance and/or increase of current levels of production.

•

Participating producing companies may be offered preferential conditions for exports under firm condition for up to a total volume of 11 mmcm/d, to be committed exclusively during the non-winter period. The benefits for exports will apply both to the export of natural gas through pipelines and to its liquefaction in Argentina and subsequent export as liquefied natural gas.

•	The Government may assume on a monthly basis payment of a portion of the price of natural gas in the TSEP, to mitigate the impact of the cost of natural gas to be transferred to end users.

•

The Central Bank must establish appropriate mechanisms to guarantee the repatriation of direct investments and their respective returns and/or the payment of principal and interest of foreign financings, provided that such funds have been transferred to Argentina and exchanged into pesos through the Argentine Foreign Exchange Market following the adoption of Plan GasAr, and are actually used to finance projects under the Plan GasAr.

In addition, the Plan GasAr contemplates various sanctions for failures by participating entities to fulfill their commitments.

In March 2021, the Secretariat of Energy published a technical report corresponding to a public hearing scheduled for that month to discuss the portion of the total cost of gas required to supply the priority demand in 2021, which the Government will be responsible for contributing pursuant to the Plan GasAr, and how it is going to be transferred to end users. According to such technical report, as of March 2021, the Government was funding 60% of the total cost of the natural gas necessary to satisfy the priority demand, which represents an annualized fiscal expense of Ps.133.0 billion in 2021.

During 2017, the year-on-year increase in the price of energy in the wholesale electricity market for end-users totaled 83% (from Ps.313/MWh to Ps.579/MWh on average), while the increase in the price of natural gas for end-users was 68% (from Ps.41/MMBtu to Ps.69/MMBtu on average).

During 2018, the year-on-year increase in the price of energy in the wholesale electricity market for end-users, which excludes transportation and distribution costs and accounts for approximately 67% of the tariff to residential end-users in the City of Buenos Aires, increased to 94% (Ps.1,124/MWH on average as of December 31, 2018 compared to Ps.579/MWh as of December 31, 2017 on average), while the increase in the price of natural gas for residential end-users was 113% (Ps.147/MMBtu on average as of December 31, 2018 compared to Ps.69/MMBtu on average as of December 31, 2017).

During 2019, the year-on-year increase in the price of energy in the wholesale electricity market for end-users, which excludes transportation and distribution costs and accounts for approximately 74% of the tariff to residential end-users in the City of Buenos Aires, totaled 85% (Ps.2,079/MWh on average as of December 31, 2019 compared to Ps.1,124/MWh as of December 31, 2018 on average), while the increase in the price of natural gas for residential end-users was 26% (Ps.185/MMBtu on average as of December 31, 2019 compared to Ps.147/MMBtu on average as of December 31, 2018).

During 2020, the year-on-year increase in the price of energy in the wholesale electricity market for end-users, which excludes transportation and distribution costs and accounts for approximately 68% of the tariff to residential end-users in the City of Buenos Aires, totaled 4% (Ps.2,154/MWh on average as of December 31, 2020 compared to Ps.2,079/MWh as of December 31, 2019 on average), while the decrease in the price of natural gas for residential end-users was 2.6% (Ps.180/MMBtu on average as of December 31, 2020 compared to Ps.185/MMBtu on average as of December 31, 2019).

During 2021, the year-on-year increase in the price of energy in the wholesale electricity market for end-users, which excludes transportation and distribution costs and accounts for approximately 70% of the tariff to residential end-users in the City of Buenos Aires, totaled 14% (Ps.2,448/MWh on average as of December 31, 2021 compared to Ps.2,154/MWh as of December 31, 2020 on average), while the increase in the price of natural gas for residential end-users was 14% (Ps.205/MMBtu on average as of December 31, 2021 compared to Ps.180/MMBtu on average as of December 31, 2020).

Private-Public Partnerships

In November 2016, Congress enacted Law No. 27,328, providing for a special public-private partnership regime for infrastructure projects. In June 2018, six road infrastructure projects were awarded under this regime through a round of public bidding. Even though work in these projects began in November 2018, it advanced at a pace slower than that contemplated in the respective public-private partnership contracts. In addition, the awarded companies failed to secure financing for the projects by mid-2019, as required under such contracts. By the end of 2020, all of these contracts had been terminated by the Dirección Nacional de Vialidad (the “DNV”) and the awarded companies.

Employment and Labor

Unemployment and Underemployment

INDEC prepares a series of indices used to measure the social, demographic and economic characteristics of the Argentine population based on data generally collected in the Permanent Household Survey (Encuesta Permanente de Hogares, or “EPH”).

The following table sets forth employment figures for the periods indicated.

Employment and Unemployment Rates (1)

	Fourth quarter of 2017	Fourth quarter of 2018	Fourth quarter of 2019	Fourth quarter of 2020	Fourth quarter of 2021
Greater Buenos Aires Area:
Labor force rate(2)	47.9%	47.7%	48.7%	44.9%	47.6%
Employment rate(3)	43.8	42.7	43.8	39.3	44.1
Unemployment rate(4)	8.4	10.5	10.0	12.6	7.4
Underemployment rate(5)	10.6	12.8	12.7	17.0	11.6

Major interior cities:(1)
Labor force rate(2)	44.7	45.0	45.5	45.1	46.0
Employment rate(3)	42.1	41.7	42.0	41.0	43.0
Unemployment rate(4)	5.7	7.5	7.6	9.1	6.4
Underemployment rate(5)	9.7	11.0	13.5	12.9	12.7

Total urban:
Labor force rate(2)	46.4	46.5	47.2	45.0	46.9
Employment rate(3)	43.0	42.2	43	40.1	43.6
Unemployment rate(4)	7.2	9.1	8.9	11.0	7.0
Underemployment rate(5)	10.2%	12.0%	13.1%	15.1%	12.1%

(1)

Figures are based on 31 major cities. The current methodology to measure EPH is applied to every major city except Rawson, Trelew, San Nicolás, Villa Constitución, Concordia, Gran Paraná, Gran Mendoza, Gran Resistencia, Gran San Juan, La Rioja, Santiago del Estero, La Banda, which are not covered under the current methodology due to resource constraints in such cities.

(2)	The labor force consists of the sum of the employed population and the population that is unemployed but actively seeking employment.
(3)

Employed population as a percentage of the labor force. To be considered employed, a person above the minimum age requirement must have worked a minimum of (i) one hour with remuneration, or (ii) 15 hours without remuneration during the week preceding the date of measurement.

(4)	Unemployed population as a percentage of the labor force. The unemployed population does not include the underemployed population.
(5)	Underemployed population as a percentage of the labor force. Workers are considered underemployed if they work fewer than 35 hours per week and wish to work more.
Source:	INDEC and Ministry of Economy

The Informal Economy

Argentina’s economy has an informal segment composed primarily of employees not registered with Argentina’s social security system but conducting legitimate businesses. Because of its nature, the informal segment of Argentina’s economy cannot be readily tracked through statistical information or other reliable data activities.

Activities include small businesses, usually those owned by individuals and families, that produce and exchange legal goods and services but may not have the appropriate business permits, report their tax liability, comply with labor regulations or have legal guarantees in place for suppliers and end users. As of the fourth quarter of 2021, INDEC estimates that the informal economy employed 33.3% of the total labor force compared to 34.2% as of the fourth quarter of 2017.

The following table provides the estimated percentage of workers in Argentina’s formal and informal economies for the periods specified.

Formal and Informal Economies (1)

(% of total)

	Fourth quarter of 2017	Fourth quarter of 2018	Fourth quarter of 2019	Fourth quarter of 2020	Fourth quarter of 2021
Formal	65.8%	64.7%	64.1%	67.3%	66.7%
Informal	34.2	35.3	35.9%	32.7%	33.3%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Figures presented here do not include participants in the Heads of Households Program and individuals under the age of 18.
Source:	INDEC and Ministry of Economy.

The following table sets forth private sector employment data by economic sector for the periods specified.

Employment

(% by economic sector) (1)

	2017	2018	2019	2020	2021
Primary production:
Agriculture, livestock, fisheries and forestry	5.5%	5.5%	5.7%	5.8%	5.8%
Mining and extractives (including petroleum and gas)	1.2	1.3	1.4	1.4	1.3

Total primary production	6.7	6.8	7.1	7.2	7.2

Secondary production:
Manufacturing	18.9	18.4	17.9	18.3	18.6
Construction	7.0	7.2	7.0	5.7	6.0
Electricity, gas and water	1.1	1.1	1.2	1.2	1.2

Total secondary production	27.0	26.7	26.1	25.2	25.9

Trade	18.1	18.1	17.9	18.2	18.1
Services	48.3	48.5	49.0	49.5	48.9

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Annual average for each year indicated.
Source:	INDEC and Ministry of Economy.

Labor Regulation

Labor unions in Argentina exercise significant influence in the collective bargaining process. Both local and federal unions have staged various strikes in recent years to protest for salary increases. Strikes and demonstrations tend to have brief but significant impacts on transportation, and succeed in bringing production in various sectors of the economy to a temporary halt, in most cases for periods of only a few days.

Wages and Labor Productivity

The Ministry of Employment and Social Security, through the Wage Council, sets a single minimum wage annually for all sectors of the economy, based on macroeconomic indicators such as GDP growth and inflation. The minimum monthly wage for public and private employees was increased by 17.2% in 2017, 27.5% in 2018, 49.3% in 2019, 22.0% in 2020 and 55.4% in 2021, in each case as compared to the previous year.

The following table provides the average monthly minimum nominal wage of Argentine employees, including estimates for those employed in the informal economy, for the years specified.

Average Monthly Minimum Nominal Wage

(in current pesos)

For the year ended December 31,	Average Monthly Minimum Wage	Average Cost of Basic Basket (1)	Average Monthly Minimum Wage (as a % of Average Cost of Basic Basket)
2017	8,460	14,931	57%
2018	10,033	20,631	49%
2019	13,790	32,140	43%
2020	17,522	45,479	39%
2021	26.533	66.510	40%

(1)

Average cost of a basket of essential goods and services for a “reference” family used to define the poverty line. A “reference” family is considered a family of four: two adults, one male, age 35, and one female, age 31, and two children, ages 6 and 8.

Source:	Ministry of Employment and Social Security and Ministry of Economy.

The following table provides the percentage change in the nominal wage of Argentine employees for the years specified.

Nominal Wage

(% change from prior year)

	Private Sector		Public Sector	Total
	Formal	Informal
December 2017	27.3	31.5	25.0	27.5
December 2018	30.4	27.2	30.3	29.7
December 2019	44.3	29.5	42.9	40.9
December 2020	34.4	39.0	26.8	33.0
December 2021	55.3%	40.5%	58.7%	53.4%

Source:	Ministry of Economy, based on information provided by INDEC.

Poverty and Income Distribution

The measurement of poverty is based on a basket of goods and services (consisting primarily of food, clothing, transportation, health care, housing and education), which is considered the minimum necessary to sustain an individual. “Essential goods and services” in the basket that the Government has subsidized include natural gas, electricity, bus transportation and suburban and urban mass transportation, rail transportation, subway transportation, fuel and education.

In the second half of 2017, 17.9% of Argentina’s households and 25.7% of the population stood below the poverty line, while 3.5% of the households and 4.8% of the population stood below the extreme poverty line.

In the second half of 2018, 23.4% of Argentina’s households and 32.0% of the population stood below the poverty line, while 4.8% of the households and 6.7% of the population stood below the extreme poverty line.

In the second half of 2019, 25.9% of Argentina’s households and 35.5% of the population stood below the poverty line, while 5.7% of the households and 8.0% of the population stood below the extreme poverty line.

In the second half of 2020, 31.6% of Argentina’s households and 42.0% of the population stood below the poverty line, while 7.8% of the households and 10.5% of the population stood below the extreme poverty line.

In the second half of 2021, 27.9% of Argentina’s households and 37.3% of the population stood below the poverty line, while 6.1% of the households and 8.2% of the population stood below the extreme poverty line.

The following table sets forth the poverty levels in Argentina:

Poverty (1)

(% of population)

Second half of	Households	Population
2017	17.9%	25.7%
2018	23.4	32.0
2019	25.9	35.5
2020	31.6	42.0
2021	27.9%	37.3%

(1)

The poverty line is based on the estimated cost of a basket of essential goods and services during a given period, which varies depending on the characteristics of each individual and each household. For instance, men between the ages of 30 and 60 who earned less than Ps.24,642.76 per month during December 2021 lived below the poverty line. For households, a family of four (two adults, one male age 35 and one female age 31, and two children ages 6 and 8) that earned in total less than Ps.76,146.13 per month during December 2021 lived below the poverty line.

Source:	INDEC and Ministry of Economy.

INDEC’s assessment of the essential goods and services basket for the Greater Buenos Aires area indicated that a standard family required Ps.76,146.13 to gain access to the essential goods and services basket in December 2021, compared to Ps.54,207.5 in December 2020.

According to INDEC, in December 2021, the essential food basket for households stood at Ps.32,963.69, compared to Ps.22,680.97 in December 2020.

From 2017 to 2021, the top 10% and 20% of the population in Argentina, in terms of annual income, decreased their contribution to the total national income by 0.8 percentage points each. During the same period, the bottom 40% of the population increased its contribution to the total national income by 0.4 percentage points. In the fourth quarter of 2021, the top 10% of the population in Argentina accounted for 30.0% of total national income, the top 20% of the population accounted for 46.5% of total national income and the bottom 40% of the population accounted for 15.0% of the total national income.

The table below sets forth figures on the distribution of income as of the dates specified.

Evolution of Income Distribution

(% of total national income)

	Fourth quarter of
Income group	2017	2018	2019	2020	2021
Lowest 40%	14.7%	14.1%	14.1%	14.6%	15.0%
Next 20%	15.2	15.1	15.3	15.2	15.6
Next 20%	23.2	22.6	23.1	22.9	23.0
Highest 20%	46.9	48.2	47.5	47.3	46.5
Highest 10%	30.4%	31.8%	31.0%	30.8%	30.0%

Source:	INDEC and Ministry of Economy.

Environment

Beginning in 2002, Argentina has initiated various measures to regulate, monitor and improve environmental standards. The majority of these measures require industrial companies to meet increasingly stringent safety standards.

In 2002, Argentina enacted the Ley General de Medioambiente (General Environment Law), ratifying the formation of the Consejo Federal de Medioambiente (Federal Environmental Council), responsible for the creation of a comprehensive environmental policy, the coordination of regional and national programs and strategies for environmental management, the formulation of policies for the sustainable use of environmental resources, the promotion of economic development and growth planning, the supervision of and conduct environmental impact studies, the establishment of environmental standards, and for carrying out comparative studies and managing the international financing of environmental projects. In addition, as a member of the Kyoto Protocol, Argentina has implemented various regulations aimed at curbing greenhouse gas emissions.

Measures enacted to strengthen monitoring and enforcement to ensure compliance with environmental standards include the following:

•	Law No. 26,011, which was enacted in 2007, approved the Stockholm Agreement relating to persistent organic contaminants;

•

the Proyecto de Desarrollo Sustentable de la Cuenca Matanza – Riachuelo (Cuenca Matanza – Riachuelo Sustainable Development Program) earmarks a portion of its funds for use in purchasing computing equipment to strengthen the Autoridad de Cuenca Matanza Riachuelo (Cuenca Matanza Riachuelo Authority) under the supervision of the Secretaría de Ambiente y Desarrollo Sustentable de la Jefatura de Gabinete de Ministros (Department for Environmental and Sustainable Development of the Cabinet of Ministers). In March 2016, the Government signed an agreement with the World Bank to finance the Cuenca Matanza – Riachuelo Sustainable Development Program for a total cost of approximately U.S.$1 billion;

•

Proyecto Nacional para la Gestión Integral de los Residuos Sólidos Urbanos (National Project for the Management of Urban Solid Waste) is the first national project aimed at implementing solutions to waste problems through sustainable measures. The project provides technical and financial assistance for the development of infrastructure and related systems as an incentive for provinces and municipalities to develop their own plans and comprehensive management systems;

•	Unidad de Medio Ambiente (Environmental Unit) supports sustainable industrial development in Argentina by promoting environmental factors as a means of improving efficiency and competitiveness;

•

El Fondo integral para el Desarrollo Regional (FONDER) finances the development of productive activities and services focused on the needs of MSMEs and sectors with the aim of promoting job creation, increasing exports and developing local markets; and

•	In June 2021, Congress enacted Law No. 27,621 establishing environmental education at all grade levels to raise awareness on the importance of environmental protection.

BALANCE OF PAYMENTS

Overview

Since June 2017, the Republic reports balance of payments statistics pursuant to a methodology based on the classification criteria set forth in the sixth edition of the Balance of Payments and International Investment Position Manual of the International Monetary Fund (IMF).

Balance of payments accounts are used to record the value of the transactions carried out between a country’s residents and the rest of the world. Argentina’s balance of payments is comprised of three accounts:

•

the current account, which reflects a broad measure of the country’s international trade (goods and services), primary income (retribution for the temporary use of labor, financial resources or non-produced nonfinancial assets) and secondary income (current transfers for goods and investment income) between residents and non-residents;

•	the capital account, which shows credit and debit entries for non-produced, non-financial assets as well as capital transfers between residents and non-residents; and

•	the financial account, which registers net acquisition and disposal of financial assets and liabilities between residents and non-residents.

The Republic’s balance of payments registered a deficit in the current account in each of the years from 2017 to 2020, which was financed, mainly, with borrowings recorded in the financial account.

In 2021, the Republic’s current account registered a surplus of U.S.$6.7 billion, compared to a surplus of U.S.$3.1 billion in 2020. This surplus increase was primarily due to an increase in the trade of goods and services account, which recorded a U.S.$15.0 billion surplus in 2021, compared to a U.S.$12.1 billion surplus recorded in 2020.

In 2021, the Republic’s capital account registered a U.S.$239.1 million surplus, representing a U.S.$76 million increase from the U.S.$163.1 million surplus recorded in 2020, mainly due to an increase in debt condonations.

In 2021, the Republic’s financial account registered net outflows of U.S.$4.5 billion, mainly driven by (i) payments for U.S.$4.8 billion and U.S.$5.3 billion on portfolio investments and other investments, respectively, and (ii) U.S.$5.4 billion inflows of direct investments.

The following table sets forth information on the Republic’s balance of payments for the periods specified.

Balance of Payments

(in millions of U.S. dollars)

	2017		2018		2019		2020		2021
Current account	U.S.$	(31,151)	U.S.$	(27,084)	U.S.$	(3,492)	U.S.$	3,121	U.S.$	6,708
Trade of Goods and Services		(15,143)		(9,678)		13,361		12,092		15,053
Goods(1)		(5,447)		(743)		18,234		14,631		18,696
Credit		58,662		61,801		65,162		54,946		77,987
Debit		64,109		62,544		46,928		40,315		59,291
Services(2)		(9,695)		(8,935)		(4,843)		(2,538)		(3,643)
Credit		15,506		15,342		14,802		9,486		9,428
Debit		25,202		24,277		19,646		12,024		13,071
Primary Income (Earnings)		(16,380)		(18,650)		(17,732)		(10,119)		(9,826)
Employee Compensation		(81)		(79)		(93)		(81)		(109)
Investment Earnings		(16,299)		(18,571)		(17,639)		(10,038)		(9,717)
Direct Investment		(8,682)		(7,421)		(5,610)		(2,502)		(4,905)
Portfolio Investments		(5,981)		(9,346)		(8,708)		(3,861)		(1,405)
Other Investments		(1,767)		(2,220)		(3,650)		(3,721)		(3,413)
Reserve Assets		130		417		328		47		6
Secondary Income (Current Transfers)		371		1,245		849		1,147		1,481
Capital Account		173		111		284		163		239
Net external financial needs		(30,978)		(26,973)		(3,209)		3,284		6,947
Financial Account		(31,273)		(28,036)		(5,119)		3,896		4,537
Central Bank		9,425		4,074		(22,375)		(7,227)		(4,432)
Reserves		14,556		11,277		(21,375)		(7,727)		(106)
Liabilities		5,131		7,203		1,000		(500)		4,326
Deposit-Collecting Entities		(6,068)		1,858		(2,691)		254		(1,747)
Government		(33,935)		(44,380)		(7,978)		2,599		5,533
Other Sectors		(695)		10,412		27,924		8,271		5,184
Net Errors and Omissions		(295)		(1,063)		(1,911)		612		(2,409)
Memorandum Item
Transactions of Reserve Assets Change		14,556		11,277		(21,375)		(7,727)		(106)
Central Bank International Reserve Variation		15,747		10,731		(20,937)		(5,461)		275
Exchange Rate Adjustment	U.S.$	1,191	U.S.$	(546)	U.S.$	437	U.S.$	2,266	U.S.$	381

(1)	Goods are calculated on a FOB basis.
(2)	Includes import and export freight and insurance.

Current Account

The Republic’s current account is comprised of the merchandise trade balance, trade in services, primary income (compensation of personnel and revenue from investment) and secondary income (current transfers). The current account registered deficits for each year between 2017 and 2019 and a surplus in 2020 and 2021.

The most important drivers of the current account deficits between 2017 and 2019 were:

•	deficits in the primary income account, mainly due to interest and dividend payments;

•	deficits in the trade services account between 2017 and 2019, mainly due to deficits related to freight and passenger transportation, tourism and royalties; and

•	deficits in the trade of goods account between 2017 and 2018.

The drivers of the current account surplus in 2020 and 2021 were:

•	a trade surplus driven by a surplus in the trade of goods account, which was partially offset by a deficit in the services account;

•	a decrease in the primary income account deficit driven by lower interest payments due to the 2020 Debt Exchanges; and

In 2017, the current account registered a U.S.$31.2 billion deficit, compared to the U.S.$15.1 billion deficit registered in 2016. The increase in the deficit was mainly the result of:

•

a U.S.$15.1 billion deficit in the trade of goods and services account, which represented a U.S.$11.1 billion deficit increase from the U.S.$4.0 billion deficit recorded in 2016, mainly due to a U.S.$5.4 billion deficit in the goods account in 2017 compared to a surplus of U.S.$4.4 billion in 2016; and

•

a U.S.$16.4 billion deficit in the primary income account, which represented a U.S.$4.2 billion deficit increase from the U.S.$12.2 billion deficit recorded in 2016, mainly due to a 34.7% deficit increase in investment earnings.

In 2018, the current account registered a U.S.$27.1 billion deficit, compared to the U.S.$31.2 billion deficit registered in 2017. The decrease in the current account deficit was mainly the result of a U.S.$5.5 billion decrease in the trade of goods and services account deficit, from the U.S.$15.1 billion deficit recorded in 2017 to a U.S.$9.7 billion deficit recorded in 2018, driven primarily by a U.S.$4.7 billion decrease in the trade of goods account deficit registered during 2018. In 2018, the primary income account registered a U.S.$18.6 billion deficit, which represented a U.S.$2.3 billion increase from the U.S.$16.4 billion deficit recorded in 2017, mainly due to a U.S.$3.4 billion increase in portfolio investment outflows.

In 2019, the current account registered a U.S.$3.5 billion deficit, compared to the U.S.$27.1 billion deficit registered in 2018. The decrease in the current account deficit was mainly the result of a U.S.$23.1 billion variation in the trade of goods and services account, from the U.S.$9.7 billion deficit recorded in 2018 to a U.S.$13.4 billion surplus registered in 2019, driven primarily by a U.S.$18.2 billion surplus in the trade of goods account. In 2019, the primary income account registered a U.S.$17.7 billion deficit, which represented a U.S.$0.9 billion decrease from the U.S.$18.6 billion deficit recorded in 2018, mainly due to a U.S.$1.8 billion decrease in direct investment outflows.

In 2020, the current account registered a U.S.$3.1 billion surplus, compared to the U.S.$3.5 billion deficit in 2019. This variation in the current account balance was mainly due to a U.S.$7.6 billion decrease in the primary income account deficit, mainly due to a U.S.$4.8 billion decrease in portfolio investment outflows and a U.S.$3.1 billion decrease in direct investment outflows. The trade of goods and services account registered a U.S.$12.1 billion surplus in 2020 compared to a U.S.$13.4 billion surplus in 2019. This decrease in surplus was primarily driven by a U.S.$3.6 billion decrease in the trade of goods account.

In 2021, the current account registered a U.S.$6.7 billion surplus, compared to the U.S.$3.1 billion surplus in 2020. This variation in the current account balance was mainly due to a U.S.$4.1 billion increase in the trade of goods account, a U.S.$2.5 billion decrease in portfolio investment outflow and a U.S.$0.3 billion increase in the current transfers surplus. The trade of goods and services account registered a U.S.$15.1 billion surplus in 2021 compared to a U.S.$12.1 billion surplus in 2020. This increase in surplus was primarily driven by a U.S.$23 billion increase in the exports of goods account.

Trade of Goods

Exports

In 2017, exports of goods totaled U.S.$58.7 billion, representing a 1.2% increase as compared to 2016, primarily due to a 1.4% increase in prices, which was partially offset by a 0.1% decrease in export volumes.

In 2017:

•	exports of primary products decreased by 5.6%. This decrease resulted from a 5.0% decrease in volume and a 0.6% decrease in prices;

•	exports of manufactured goods of agricultural origin decreased by 3.4%. This decrease resulted from a 3.3% decrease in volumes exported and a 0.1% decrease in prices;

•	exports of manufactured goods of industrial origin increased by 11.8%. This increase resulted from a 1.7% rise in prices and a 9.9% increase in volumes exported; and

•	exports of fuel increased by 21.1%. This increase resulted from a 29.6% rise in prices, which was partially offset by a 6.8% decrease in volumes exported.

In 2017, exports of citrus products to Brazil were resumed after their suspension in 2009 and agreements intended to facilitate the import of agricultural products were reached with Japan.

In 2018, exports of goods totaled U.S.$61.8 billion, representing a 5.4% increase as compared to 2017, primarily due to a 5.7% increase in prices, which was partially offset by a 0.4% decrease in volumes exported.

In 2018:

•

exports of primary products decreased by 5.4%. This decrease resulted from an 11.2% reduction in volumes exported (mainly due to the drought that affected the agricultural sector), which was partially offset by a 6.5% increase in prices;

•	exports of manufactured goods of agricultural origin increased by 1.6%. This increase resulted from a 7.0% rise in prices which was partially offset by a 5.0% decrease in volumes exported;

•	exports of manufactured goods of industrial origin increased by 9.7%. This increase resulted from a 9.1% increase in volumes exported and a 0.5% increase in prices; and

•	exports of fuel and energy increased by 69.6%. This increase resulted from a 42.4% increase in volumes exported and a 19.0% increase in prices.

Argentina’s main exports in recent years have been commodities such as soy and cereals, as well as processed agricultural products and industrial goods. In 2018, 59.9% of all exports were agricultural products (either primary or processed). In 2018 exports of lemon were resumed to the United States after a 17 year suspension, and commenced to Mexico.

In January 2018, Argentina regained access to the U.S. Generalized System of Preferences, under which over 500 Argentine exports enjoy preferential tariffs. Argentina had been suspended from the system in 2012 due to its failure to comply with ICSID awards related to U.S. companies. In April 2018, the United States agreed to lift tariffs from Argentine steel and aluminum exports.

Further, in January 2018, the Government reached an agreement with China on the elimination of non-tariff restrictions on imports of Argentine meat.

In 2019, exports of goods totaled U.S.$65.2 billion, representing a 5.4% increase as compared to 2018, primarily due to a 12.2% increase in volumes exported, which was partially offset by a 6.0% decrease in prices.

In 2019:

•

exports of primary products increased by 25.1%. This increase resulted from a 33.2% increase in volumes exported (mainly due to the recovery from the drought that affected the agricultural sector in 2018), which was partially offset by a 6.1% decrease in prices;

•	exports of manufactured goods of agricultural origin increased by 4.6%. This increase resulted from a 14.2% rise in volumes exported, which was partially offset by a 8.5% decrease in prices;

•	exports of manufactured goods of industrial origin decreased by 6.8%. This decrease resulted from a 4.5% decrease in volumes exported and a 2.4% decrease in prices; and

•	exports of fuel and energy increased by 4.1%. This increase resulted from a 12.6% increase in volumes exported, which was partially offset by a 7.6% decrease in prices.

In 2020, exports of goods totaled U.S.$54.9 billion, representing a 15.7% decrease as compared to 2019, primarily due to a 13.1% decrease in volumes exported and a 2.9% decrease in prices.

In 2020:

•

exports of primary products decreased by 7.5%. This decrease resulted from a 7.9% decrease in volumes exported (mainly due to the effects of the COVID-19 pandemic on the international trade of goods and services), which was partially offset by a 0.4% increase in prices;

•	exports of manufactured goods of agricultural origin decreased by 9.1%. This decrease resulted from a 10.0% decrease in volumes exported, which was only partially offset by a 1.0% increase in prices;

•	exports of manufactured goods of industrial origin decreased by 30.8%. This decrease resulted from a 28.3% decrease in volumes exported and a 3.4% decrease in prices; and

•	exports of fuel and energy decreased by 18.5%. This decrease resulted from a 32.4% decrease in prices, which was partially offset by a 20.9% increase in volumes exported.

On May 19, 2021, the Government announced the suspension of meat exports during a 30-day period. On June 22, 2021, the Government suspended exports of certain beef cuts and established a monthly quota for exports of other beef products (not to exceed 50% of the monthly average exported tons of such products between July and December 2020), in each case, until December 31, 2021. In August 2021, the Government began easing the above-mentioned restrictions but returned to the suspension and restriction of certain beef cuts from January 2022 through December 31, 2023.

During 2021, the Government announced new measures to promote exports, mainly by encouraging the productive transformation of small and medium-sized companies by providing financing and incorporating more companies into a plan launched by the Government in 2018 to develop local suppliers in strategic sectors. These measures include:

•

In April 2021, the Government issued Decree No. 234/2021 launching an investment promotion regime for exports. The regime includes the promotion of productive projects in the forestry, mining, hydrocarbon, manufacturing and agro-industrial sectors, as well as the expansion of existing business units that require investments to increase production. The regime permits companies to use freely up to 20% of the foreign currency obtained from exports associated to a new investment, subject to a maximum annual threshold equal to 25% of the gross amount of foreign currency invested in such project.

•

The Ministry of Productive Development called for bids for a Ps.3 billion MSME productive development program, which will be supported by the Fondo Nacional de Desarrollo Productivo (National Fund for Productive Development, or FONDEP) and is intended to create strategic projects MSMEs to increase their productivity, added value and volume of exports.

•

In March 2021, the Ministry of Productive Development launched a program directed at companies interested in accessing the National Supplier Development Program (PRODEPRO). The program is aimed at encouraging the development of national suppliers in strategic sectors to boost the industry, diversify the national productive matrix to increase added value and promote competitiveness and productive transformation in strategic sectors. In 2021, the Government provided assistance under this program to different sectors through non-refundable contributions and credits at subsidized interest rate.

In 2021, exports of goods totaled U.S.$78 billion, representing a 42% increase as compared to 2020, primarily due to a 12.8% increase in volumes exported and a 25.8% increase in prices.

In 2021:

•	exports of primary products increased by 34.6%. This increase resulted from a 5.4% increase in volumes exported and a 27.7% increase in prices;

•	exports of manufactured goods of agricultural origin increased by 42.0%. This increase resulted from a 11.6% increase in volumes exported and a 27.2% increase in prices;

•	exports of manufactured goods of industrial origin increased by 49.9%. This increase resulted from a 32.7% increase in volumes exported and a 12.8% increase in prices; and

•	exports of fuel and energy increased by 46.3%. This increase resulted from a 71.8% increase in prices, which was partially offset by a 14.9% decrease in volumes exported.

The following tables set forth information on Argentina’s export products for the periods specified.

Exports by Groups of Products (1)

(in millions of U.S. dollars)

	2017		2018		2019		2020		2021
Primary products:
Cereal	U.S.$	6,969	U.S.$	7,646	U.S.$	9,408	U.S.$	9,040	U.S.$	13,645
Seeds and oilseeds		3,148		1,784		4,095		3,413		3,884
Fish and raw seafood		1,707		1,860		1,558		1,485		1,721
Fruits		801		856		711		678		627
Vegetables		736		609		641		686		669
Copper		744		504		346		214		397
Tobacco		306		287		238		232		244
Honey		183		174		147		172		220
Others		220		394		376		287		402

Total		14,813		14,021		17,520		16,207		21,808

Manufactured goods of agricultural origin:
Residues(2)		9,834		9,997		9,515		8,404		12,743
Oils and fats		4,858		3,990		4,698		4,808		8,694
Meat		1,937		2,702		3,946		3,424		3,501
Vegetable Products		1,153		1,211		1,013		741		782
Drinks, alcoholic beverages and vinegar		918		939		889		884		973
Grain mill products		764		718		777		690		846
Dairy food		584		755		772		979		1,143
Hides and skins		746		743		586		325		450
Others		1,770		1,886		1,768		1,531		1,798

Total		22,564		22,941		23,962		21,786		30,929

Manufactured goods of industrial origin:
Transport equipment		5,781		7,433		6,454		3,878		6,466
Chemicals		4,388		4,318		3,841		3,183		5,009
Stones and precious metals		2,517		2,504		2,563		2,144		2,555
Basic metals		1,732		2,191		2,045		1,253		1,841
Machines and equipment		1,365		1,486		1,372		1,067		1,375
Plastics		996		1,079		842		711		1,041
Paper, cardboard, and printed publications		411		504		471		363		458
Rubber and its manufactures		299		275		291		164		232
Maritime, fluvial and air transport vehicles		583		186		195		77		162
Others		718		642		1,137		458		776

Total		18,789		20,618		19,211		13,298		19,913

Fuel and energy:
Fuel		2,478		3,613		4,422		3,593		5,284
Energy		—		588		—		—		—

Total		2,478		4,201		4,422		3,593		5,284

Total exports	U.S.$	58,645	U.S.$	61,782	U.S.$	65,115	U.S.$	54,884	U.S.$	77,934

(1)	Measured on a FOB basis.
(2)	Residues refer to the byproducts left over from the processing of agricultural goods that can be resold for other purposes.
Source:	INDEC and Ministry of Economy.

Exports by Groups of Products (1)

(as % of total exports)

	2017	2018	2019	2020	2021
Primary products:
Cereal	11.9%	12.3%	14.4%	16.4%	17.5%
Seeds and oilseeds	5.4	2.9	6.3	6.2	5.0
Fish and raw seafood	2.9	3.0	2.4	2.7	2.2
Fruits	1.4	1.4	1.1	1.2	0.8
Vegetables	1.3	1.0	1.0	1.2	0.9
Copper	1.3	0.8	0.5	0.5	0.5
Tobacco	0.5	0.5	0.4	0.4	0.3
Honey	0.3	0.3	0.2	0.3	0.3
Others	0.4	0.6	0.6	0.5	0.5

Total	25.3%	22.7%	26.9%	29.5%	28.0%

Manufactured goods of agricultural origin:
Residues(2)	16.8	16.2	14.6	15.4	16.4
Oils and fats	8.3	6.5	7.2	8.8	11.2
Meat	3.3	4.4	6.1	6.2	4.5
Vegetable Products	2.0	2.0	1.6	1.3	1.0
Drinks, alcoholic beverages and vinegar	1.6	1.5	1.4	1.6	1.2
Grain mill products	1.3	1.2	1.2	1.3	1.1
Dairy food	1.0	1.2	1.2	1.8	1.5
Hides and skins	1.3	1.2	0.9	0.6	0.6
Others	3.0	3.1	2.7	2.7	2.3

Total	38.5%	37.1%	36.8%	39.7%	39.7%

Manufactured goods of industrial origin:
Transport equipment	9.9	12.0	9.9	7.0	8.3
Chemicals	7.5	7.0	5.9	5.8	6.4
Stones and precious metals	4.3	4.1	3.9	3.9	3.3
Basic metals	3.0	3.5	3.1	2.3	2.4
Machines and equipment	2.3	2.4	2.1	1.9	1.8
Plastics	1.7	1.7	1.3	1.3	1.3
Paper, cardboard, and printed publications	0.7	0.8	0.7	0.7	0.6
Rubber and its manufactures	0.5	0.4	0.4	0.3	0.3
Maritime, fluvial and air transport vehicles	1.0	0.3	0.3	0.1	0.2
Others	1.2	1.0	1.7	0.9	1.0

Total	32.0%	33.4%	29.5%	24.2%	25.6%

Fuel and energy:
Fuel	4.2	5.8	6.8	6.5	6.8
Energy	—	1.0	—	—	—

Total	4.2%	6.8%	6.8%	6.5%	6.8%

Total Exports	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Measured on a FOB basis.
(2)	Residues refer to the byproducts left over from the processing of agricultural goods that can be resold for other purposes.
Source:	INDEC and Ministry of Economy.

Imports

In 2017, imports of goods increased by 19.8% to U.S.$66.9 billion from U.S.$55.9 billion in 2016. Capital goods and spare parts and accessories for capital goods increased by 18.8% and represented 41.6% of total imports, while imports of intermediate goods increased by 15.2% and amounted to 26.7% of total imports. Imports of fuel and energy increased by 17.9% and imports of motor vehicles for passengers increased by 40.9%, while imports of consumption goods increased by 20.9%, in each case in terms of their U.S. dollar value.

In 2018, imports of goods decreased by 2.2% to U.S.$65.5 billion from U.S.$66.9 billion in 2017. Capital goods and spare parts and accessories for capital goods decreased 12.3% and represented 37.3% of total imports, while imports of intermediate goods increased by 14.6% and amounted to 31.2% of total imports. Imports of fuel and energy increased by 14.6% and imports of motor vehicles for passengers decreased by 16.2%, while imports of consumption goods decreased by 5.1%, in each case, in terms of their U.S. dollar value.

In 2019, imports of goods decreased by 25.0% to U.S.$49.1 billion from U.S.$65.5 billion in 2018. Capital goods and spare parts and accessories for capital goods decreased 23.8% and represented 37.9% of total imports, while imports of intermediate goods decreased by 16.2% and amounted to 34.9% of total imports. Imports of fuel and energy decreased by 32.2% and imports of motor vehicles for passengers decreased by 55.2%, while imports of consumption goods decreased by 25.6%, in each case, in terms of their U.S. dollar value.

In 2020, imports of goods decreased by 13.8% to U.S.$42.4 billion from U.S.$49.1 billion in 2019. Capital goods and spare parts and accessories for capital goods decreased by 19.5% and represented 35.3% of total imports, while imports of intermediate goods decreased by 2.1% and amounted to 39.6% of total imports. Imports of fuel and energy decreased by 40.6% and imports of motor vehicles for passengers decreased by 31.7%, while imports of consumption goods decreased by 4.7%, in each case, in terms of their U.S. dollar value.

In 2021, imports of goods increased by 49.2% to U.S.$63.2 billion from U.S.$42.3 billion in 2020. Capital goods and spare parts and accessories for capital goods increased by 47.5% and represented 34.9% of total imports, while imports of intermediate goods increased by 53.6% and amounted to 40.8% of total imports. Imports of fuel and energy increased by 121.3% and imports of motor vehicles for passengers increased by 4.8%, while imports of consumption goods increased by 20.3%, in each case, in terms of their U.S. dollar value.

The following tables set forth information on Argentina’s import products grouped by economic uses for the periods specified.

Imports by Economic Uses (1)

(in millions of U.S. dollars)

	2017		2018		2019		2020		2021
Intermediate goods	U.S.$	17,840	U.S.$	20,448	U.S.$	17,132	U.S.$	16,765	U.S.$	25,758
Parts and accessories of capital goods		12,925		12,171		10,124		7,592		11,890
Capital goods		14,908		12,238		8,478		7,374		10,181
Consumption goods		8,947		8,488		6,314		6,015		7,236
Fuel and energy		5,723		6,555		4,446		2,640		5,843
Motor vehicles for passengers		6,297		5,275		2,362		1,614		1,692
Others		299		307		268		356		584

Total	U.S.$	66,938	U.S.$	65,483	U.S.$	49,125	U.S.$	42,356	U.S.$	63,184

(1)	Measured on a CIF basis. Data set forth in this table differs from the data presented in the tables titled “Balance of Payments” because the latter was calculated on a FOB basis.

The following tables set forth information on Argentina’s import products grouped by principal characteristics for the periods specified.

Imports by Groups of Products (1)

(in millions of U.S. dollars)

	2017		2018		2019		2020		2021
Machines, instruments and electric materials	U.S.$	18,561	U.S.$	17,333	U.S.$	14,013	U.S.$	11,145	U.S.$	16,175
Industrial products		9,070		9,700		8,939		8,946		12,645
Transport equipment		14,825		11,521		5,991		4,815		6,710
Mineral products		6,184		7,134		4,785		3,024		7,028
Plastic, rubber and manufactures		3,485		3,394		2,968		2,850		4,194
Common metals and manufactures		3,573		3,621		2,784		2,348		4,431
Products of vegetable origin		1,501		3,217		2,213		2,737		3,503
Optical instruments, medical-surgical precision equipment, watches and music equipment		1,884		1,797		1,435		1,232		1,680
Textiles and manufactures		1,562		1,572		1,173		1,118		1,379
Wood pulp, paper and paperboard		1,126		1,161		994		882		977
Commodities and other products		1,233		1,172		838		660		858
Feeding products, beverages and tobacco		1,116		1,075		800		829		995
Footwear, umbrellas, artificial flowers and others		697		642		446		303		459
Stone manufactures, plaster and cement, asbestos, mica, ceramic and glass		679		613		433		397		614
Live animals and products of animal origin		294		320		263		218		320
Other products		1,148		1,209		1,051		852		6,261

Total imports	U.S.$	66,938	U.S.$	65,483	U.S.$	49,125	U.S.$	42,356	U.S.$	63,184

(1)	Measured on a CIF basis. Data set forth in this table differs from the data presented in the tables titled “Balance of Payments” because the latter was calculated on a FOB basis.
Source:	INDEC and Ministry of Economy.

Imports by Groups of Products (1)

(as % of total imports)

	2017	2018	2019	2020	2021
Machines, instruments and electric materials	27.7%	26.5%	28.5%	26.3%	25.6%
Industrial products	13.6	14.8	18.2	21.1	20.0
Transport equipment	22.1	17.6	12.2	11.4	10.6
Mineral products	9.2	10.9	9.7	7.1	11.1
Plastic, rubber and manufactures	5.2	5.2	6.0	6.7	6.6
Common metals and manufactures	5.3	5.5	5.7	5.5	7.0
Products of vegetable origin	2.2	4.9	4.5	6.5	5.5
Optical instruments, medical-surgical precision equipment, watches and music equipment	2.8	2.7	2.9	2.9	2.7
Textiles and manufactures	2.3	2.4	2.4	2.6	2.2
Wood pulp, paper and paperboard	1.7	1.8	2.0	2.1	1.5
Commodities and other products	1.8	1.8	1.7	1.6	1.4
Feeding products, beverages and tobacco	1.7	1.6	1.6	2.0	1.6
Footwear, umbrellas, artificial flowers and others	1.0	1.0	0.9	0.7	0.7
Stone manufactures, plaster, cement, asbestos, mica, ceramic and glass	1.0	0.9	0.9	0.9	1.0
Live animals and products of animal origin	0.4	0.5	0.5	0.5	0.5
Other products	1.7	1.8	2.1	2.0	1.9

Total imports	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Measured on a CIF basis. Data set forth in this table differs from the data presented in the tables titled “Balance of Payments” because the latter was calculated on a FOB basis.
Source:	INDEC and Ministry of Economy.

Trade Regulation

Until the beginning of the 1990s, Argentina had a relatively closed economy modeled around import substitution policies with significant trade barriers. Although certain reforms were pursued from the 1960s through the 1980s to liberalize trade, it was only during the 1990s that the Government implemented significant trade liberalization measures.

Trade policies remained relatively stable during the 1990s, marked by few export tariffs and low import tariffs in certain sectors of the economy. Following the collapse of the Convertibility Regime in 2002, the Government introduced trade measures intended to increase Government revenues, stem the outflow of foreign currencies, manage the pricing of basic goods (including by discouraging exports) and protect local industries.

Geographic Distribution of Trade

Argentina’s primary trading partner is Brazil. Argentina also conducts a substantial amount of trade with China, the United States and other countries in Latin America and Europe.

The following tables provide information on the geographic distribution of Argentine exports for the periods specified.

Geographic Distribution of Exports (1)

(in millions of U.S. dollars)

	2017		2018		2019		2020		2021
Brazil	U.S.$	9,325	U.S.$	11,288	U.S.$	10,385	U.S.$	7,941	U.S.$	11,767
China		4,606		4,497		7,053		5,397		6,295
United States		4,535		4,287		4,110		3,310		4,999
Chile		2,646		3,059		3,069		2,888		4,205
Netherlands		1,394		1,718		1,807		1,593		2,985
Peru		1,073		1,169		1,588		1,378		2,008
Spain		1,486		1,594		1,432		1,103		1,849
Uruguay		1,208		1,247		1,136		1,051		1,334
Paraguay		1,176		1,257		1,017		876		1,293
Germany		1,172		1,055		942		723		811
Canada		1,342		1,339		651		439		705
Rest of ALADI(2)		2,817		3,239		3,077		2,330		3,591
Rest of EU		4,676		4,887		4,641		5,487		6,607
Association of Southeast Asian Nations		5,059		5,260		6,351		5,845		7,431
Middle East		2,507		2,932		3,304		3,194		4,499
Rest of Asia		3,471		2,656		3,905		3,992		7,396
Rest of world(3)		9,210		9,153		9,743		6,488		9,323
Indeterminate destination(4)		940		1,145		904		849		836

Total	U.S.$	58,645	U.S.$	61,782	U.S.$	65,115	U.S.$	54,884	U.S.$	77,934

Memorandum items:
MERCOSUR(5)	U.S.$	11,955	U.S.$	14,151	U.S.$	12,664	U.S.$	9,999	U.S.$	14,603
ALADI	U.S.$	18,247	U.S.$	21,259	U.S.$	20,272	U.S.$	16,464	U.S.$	24,198

(1)	Measured on a FOB basis.
(2)	As of December 31, 2021, ALADI comprised the following countries: Argentina, Bolivia, Brazil, Chile, Colombia, Cuba, Ecuador, Mexico, Paraguay, Peru, Panama, Uruguay and Venezuela.
(3)	Includes exports to all other countries.
(4)	Includes exports for which the destination could not be identified.
(5)

As of the date of this Annual Report, MERCOSUR comprised the following countries: Argentina, Brazil, Paraguay and Uruguay. The Bolivarian Republic of Venezuela is suspended from all rights and obligations inherent in its status as a State Party to MERCOSUR, in accordance with the provisions of the second paragraph of Article 5 of the Ushuaia Protocol. For more information on MERCOSUR members see “The Republic of Argentina—Foreign Affairs and International Organizations—MERCOSUR.”

Source:	INDEC and Ministry of Economy.

Geographic Distribution of Exports (1)

(as % of total exports)

	2017	2018	2019	2020	2021
Brazil	15.9%	18.3%	15.9%	14.5%	15.1%
China	7.9	7.3	10.8	9.8	8.1
United States	7.7	6.9	6.3	6.0	6.4
Chile	4.5	5.0	4.7	5.3	5.4
Netherlands	2.4	2.8	2.8	2.9	3.8
Peru	1.8	1.9	2.4	2.5	2.6
Spain	2.5	2.6	2.2	2.0	2.4
Uruguay	2.1	2.0	1.7	1.9	1.7
Paraguay	2.0	2.0	1.6	1.6	1.7
Germany	2.0	1.7	1.4	1.3	1.0
Canada	2.3	2.2	1.0	0.8	0.9
Rest of ALADI(2)	4.8	5.2	4.7	4.2	4.6
Rest of EU	8.0	7.9	7.1	10.0	8.5
Association of Southeast Asian Nations	8.6	8.5	9.8	10.6	9.5
Middle East	4.3	4.7	5.1	5.8	5.8
Rest of Asia	5.9	4.3	6.0	7.3	9.5
Rest of world(3)	15.7	14.8	15.0	11.8	12.0
Indeterminate destination(4)	1.6	1.9	1.4	1.5	1.1

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Memorandum items:
MERCOSUR(5)	20.4%	22.9%	19.4%	18.2%	18.7%
ALADI	31.1%	34.4%	31.1%	30.0%	31.0%

(1)	Measured on a FOB basis.
(2)	As of December 31, 2021, ALADI comprised the following countries: Argentina, Bolivia, Brazil, Chile, Colombia, Cuba, Ecuador, Mexico, Paraguay, Panama, Peru, Uruguay and Venezuela.
(3)	Includes exports from all other countries.
(4)	Includes exports for which the destination could not be identified.
(5)

As of the date of this Annual Report, MERCOSUR comprised the following countries: Argentina, Brazil, Paraguay and Uruguay. The Bolivarian Republic of Venezuela is suspended from all rights and obligations inherent in its status as a State Party to MERCOSUR, in accordance with the provisions of the second paragraph of Article 5 of the Ushuaia Protocol. For more information on MERCOSUR members see “The Republic of Argentina— Foreign Affairs and International Organizations—MERCOSUR.”

Source:	INDEC and Ministry of Economy.

The following tables provide information on the geographic distribution of Argentina’s imports for the periods specified.

Geographic Distribution of Imports (1)

(in millions of U.S. dollars)

	2017		2018		2019		2020		2021
Brazil	U.S.$	17,872	U.S.$	15,577	U.S.$	10,094	U.S.$	8,649	U.S.$	12,392
China		12,331		12,092		9,267		8,664		13,538
United States		7,636		7,716		6,274		4,414		5,922
Germany		3,229		3,351		2,766		1,988		2,527
Paraguay		1,105		2,177		1,647		2,218		2,915
Bolivia		1,249		1,442		1,369		1,030		1,055
Italy		1,676		1,559		1,126		1,007		1,312
Mexico		2,081		1,877		1,125		946		1,403
Spain		1,452		1,431		977		706		1,084
Japan		1,057		1,082		895		724		1,140
France		1,345		1,110		885		782		1,002
Rest of ALADI(2)		2,242		2,140		1,633		1,560		2,183
Rest of EU		3,824		3,815		3,193		2,142		3,386
Association of Southeast Asian Nations		2,819		2,867		2,685		2,489		3,928
Middle East		798		1,147		533		482		1,579
Rest of Asia		2,180		2,056		1,670		1,558		2,643
Rest of world(3)		3,471		3,448		2,403		2,544		4,510
Indeterminate origin(4)		571		596		583		453		665

Total(5)	U.S.$	66,938	U.S.$	65,483	U.S$	49,125	U.S.$	42,356	U.S.$	63,184

Memorandum items:
MERCOSUR(6)		19,484		18,235		12,159		11,284		15,929
ALADI		24,549		23,213		15,868		14,403		19,948

(1)	Measured on a CIF basis.
(2)	As of December 31, 2021, ALADI comprised the following countries: Argentina, Bolivia, Brazil, Chile, Colombia, Cuba, Ecuador, Mexico, Paraguay, Panama, Peru, Uruguay and Venezuela.
(3)	Includes imports from all other countries.
(4)	Includes imports for which the origin could not be identified.
(5)

Data set forth in this table is updated more frequently than the data presented in the “Balance of Payments” table and thus total imports in this table may differ from those in the “Balance of Payments” table.

(6)

As of the date of this Annual Report, MERCOSUR comprised the following countries: Argentina, Brazil, Paraguay and Uruguay. The Bolivarian Republic of Venezuela is suspended from all rights and obligations inherent in its status as a State Party to MERCOSUR, in accordance with the provisions of the second paragraph of Article 5 of the Ushuaia Protocol. For more information on MERCOSUR members see “The Republic of Argentina—Foreign Affairs and International Organizations—MERCOSUR.”

Source:	INDEC and Ministry of Economy.

Geographic Distribution of Imports (1)

(as % of total imports)

	2017	2018	2019	2020	2021
Brazil	26.7%	23.8%	20.5%	20.4%	19.6%
China	18.4	18.5	18.9	20.5	21.4
United States	11.4	11.8	12.8	10.4	9.4
Germany	4.8	5.1	5.6	4.7	4.0
Paraguay	1.7	3.3	3.4	5.2	4.6
Bolivia	1.9	2.2	2.8	2.4	1.7
Italy	2.5	2.4	2.3	2.4	2.1
Mexico	3.1	2.9	2.3	2.2	2.2
Spain	2.2	2.2	2.0	1.7	1.7
Japan	1.6	1.7	1.8	1.7	1.8
France	2.0	1.7	1.8	1.8	1.6
Rest of ALADI(2)	3.3	3.3	3.3	3.7	3.5
Rest of EU	5.7	5.8	6.5	5.1	5.4
Association of Southeast Asian Nations	4.2	4.4	5.5	5.9	6.2
Middle East	1.2	1.8	1.1	1.1	2.5
Rest of Asia	3.3	3.1	3.4	3.7	4.2
Rest of world(3)	5.2	5.3	4.9	6.0	7.1
Indeterminate origin(4)	0.9	0.9	1.2	1.1	1.1

Total(5)	100.0%	100.0%	100.0%	100.0%	100.0%

Memorandum items:
MERCOSUR(6)	29.1%	27.8%	24.8%	26.6%	25.2%
ALADI	36.7%	35.4%	32.3%	34.0%	31.6%

(1)	Measured on a CIF basis.
(2)	As of December 31, 2021, ALADI comprised the following countries: Argentina, Bolivia, Brazil, Chile, Colombia, Cuba, Ecuador, Mexico, Paraguay, Panama, Peru, Uruguay and Venezuela.
(3)	Includes imports from all other countries.
(4)	Includes imports for which the origin could not be identified.
(5)

Data set forth in this table is updated more frequently than the data presented in the “Balance of Payments” table and thus total imports in this table may differ from those in the “Balance of Payments” table.

(6)

As of the date of this Annual Report, MERCOSUR comprised the following countries: Argentina, Brazil, Paraguay and Uruguay. The Bolivarian Republic of Venezuela is suspended from all rights and obligations inherent in its status as a State Party to MERCOSUR, in accordance with the provisions of the second paragraph of Article 5 of the Ushuaia Protocol. For more information on MERCOSUR members see “The Republic of Argentina—Foreign Affairs and International Organizations—MERCOSUR.”

Source:	INDEC and Ministry of Economy.

Trade with MERCOSUR Countries

Framework

In addition to Argentina, the MERCOSUR Member States include Brazil, Paraguay, Uruguay and, commencing in 2012, Venezuela. Since December 2016, Venezuela’s status as a full member has been suspended by the other Member States. See “The Republic of Argentina—Foreign Affairs and International Organizations—MERCOSUR.” In July 2015, Bolivia signed a protocol to become a full member of MERCOSUR, which remains subject to ratification by the national congresses of Brazil, Paraguay and Bolivia. MERCOSUR’s objective is to gradually integrate the economies of its member countries through the elimination of trade barriers, the harmonization of macroeconomic policies and the establishment of a common external tariff and a common external trade policy. See, however, “The Republic of Argentina—Foreign Affairs and International Organizations.”

Trade

Trade among MERCOSUR Member States increased significantly in the 10 years leading up to 2010, but has decreased ever since. This decline has occurred in the context of deteriorating external and internal economic conditions. This negative performance has been a widespread phenomenon affecting all Member States.

Argentina’s trade with MERCOSUR Member States reached U.S.$30.5 billion in 2021, representing 22.2% of Argentina’s total trade. Argentine exports to the other MERCOSUR Member States amounted U.S.$14.6 billion, equivalent to 18.7% of Argentina’s total global exports, while imports from MERCOSUR amounted to U.S.$15.9 billion, equivalent to 26.9% of Argentina’s total imports. Argentina registered a U.S.$1.33 billion trade deficit with MERCOSUR in 2021, as compared to U.S.$1.28 billion deficit in 2020. This variation was primarily due to a change in trade balance with Paraguay, from a U.S.$1.3 billion deficit in 2020 to a U.S.$1.6 billion deficit in 2021.

Brazil

Brazil is Argentina’s primary export market and source of imports. Manufactured goods of industrial origin account for approximately 25.6% of total exports. In 2021, the main imports from Brazil included intermediate goods, which totaled U.S.$6.0 billion, and parts and accessories goods which totaled U.S.$11.9 billion. Main exports to Brazil in 2021 were manufactured goods of industrial origin, which totaled U.S.$6.6 billion, followed by primary products, which totaled U.S.$2.3 billion. In 2021, Argentina’s trade deficit with Brazil was U.S.$674 million, compared to a deficit of U.S.$744 million in 2020, driven by a 48.2% increase in total exports to Brazil, which more than offset the 43.3% in total imports from Brazil.

The increase in exports to Brazil in 2021 as compared to 2020 was mainly the result of a 53.3% increase in exports of manufactured goods of industrial origin and a 53.8% increase in exports of primary products.

The increase in imports from Brazil in 2021 as compared to 2020 was driven by a 61.8% increase in imports of parts and accessories for capital goods and a 68.9% increase in imports of intermediate goods.

China

China is one of Argentina’s main trade partners. Imports from China include mainly chemical products, machinery and electronic devices, motorcycles and engines with small cylinder volumes, and toys. Exports to China include mainly agricultural commodities, such as wheat, soy and corn, as well as meat and its derivative products.

In 2021, imports from China included mainly intermediate goods, which totaled U.S.$4.6 billion, capital goods, which totaled U.S.$4.3 billion, and spare parts and accessories, which totaled U.S.$2.7 billion. Exports to China in 2021 were mainly primary products for U.S.$3.2 billion, followed by manufactured products of agricultural origin, which totaled U.S.$2.8 billion. In 2021, Argentina’s trade deficit with China was U.S.$7.2 billion, as compared to U.S.$3.3 billion in 2020.

Total imports from China increased by 56.3% in 2021 as compared to 2020, mainly due to an increase in imports of intermediate goods.

Total exports to China increased by 16.6% in 2021 as compared to 2020, mainly due to a 28.6% increase in exports of primary products and a 5.0% increase in exports of manufactured products of agricultural origin.

United States

Historically, the United States has been one of Argentina’s most important trade partners. Manufactured goods constitute a significant share of Argentine exports to the United States, while capital and intermediate goods constitute a significant share of Argentina’s imports from the United States.

In 2021, imports from the United States included mainly intermediate goods, which totaled U.S.$2.4 billion, fuel, which totaled U.S.$1.3 billion, and capital goods (such as machines, instruments and electric materials), which totaled U.S.$0.8 billion. Exports to the United States for the same period were mainly manufactured products of industrial origin, which totaled U.S.$2.2 billion, followed by fuel, which totaled U.S.$1.1 billion. In 2021, Argentina’s trade deficit with the United States was U.S.$0.9 billion, as compared to a deficit of U.S.$1.1 billion in 2020, mainly due to a 51.0% increase in total exports from the United States, while total imports to the United States increased by 34.2%.

The increase in imports from the United States in 2021 as compared to 2020 was mainly the result of increases in imports of fuel and intermediate goods by 201.2% and 15.8%, respectively.

The increase in exports to the United States in 2021 as compared to 2020 was primarily due to a 51.5% increase in manufactured products of industrial origin and a 156.4 % increase in exports of fuel and energy.

Trade of Services

The services trade balance records the amount of services (including financial services, but excluding payments of interest, dividends and other income) that Argentine residents purchase outside Argentina, relative to the amount of services that non-residents purchase in Argentina. For instance, a deficit in service trade indicates that the value of services purchased by Argentine residents outside Argentina exceeds the value of services purchased in Argentina by non-residents. Argentina’s services account also factors in partially in Argentina’s overall level of trade in goods since it includes the freight and insurance services associated with export and import transactions.

In 2017, net outflows recorded by the trade of services account increased by U.S.$1.2 billion to U.S.$9.7 billion, as a result of an increase in outflows on account of services, which was higher than the increase in inflows on account of services. Specifically, the increase in net outflows recorded by the trade of services account in 2017 was due to:

•	a 28.1% increase in net outflows in the transportation account, from U.S.$2.5 billion in 2016 to U.S.$3.3 billion in 2017; and

•	a 27.5% increase in net outflows in the tourism account, from U.S.$4.7 billion in 2016 to U.S.$6.0 billion in 2017.

In 2018, net outflows recorded by the trade of services account decreased by U.S.$0.8 billion to U.S.$8.9 billion, as a result of a decrease in outflows on account of services, which exceeded the increase in inflows on account of services. Specifically, the decrease in net outflows recorded by the trade of services account in 2018 was due to:

•	a 15.0% decrease in net outflows in the tourism account, from U.S.$6.0 billion in 2017 to U.S.$5.1 billion in 2018; and

•	a 13.1% decrease in net outflows in the royalties account, from U.S.$2.0 billion in 2017 to U.S.$1.7 billion in 2018.

In 2019, net outflows recorded by the trade of services account decreased by U.S.$4.1 billion to U.S.$4.8 billion, as a result of a decrease in outflows on account of services, which surpassed the decrease in inflows on account of services. Specifically, the decrease in net outflows recorded by the trade of services account in 2019 was due to:

•	a 48.9% decrease in net outflows in the tourism account, from U.S.$5.1 billion in 2018 to U.S.$2.6 billion in 2019; and

•	a 33.8% decrease in net outflows in the transportation account, from U.S.$3.0 billion in 2018 to U.S.$2.0 billion in 2019.

In 2020, net outflows recorded by the trade of services account decreased by U.S.$2.3 billion to U.S.$2.5 billion, as a result of a decrease in outflows on account of services, which surpassed the decrease in inflows on account of services. Specifically, the decrease in net outflows recorded by the trade of services account in 2020 was due to:

•	a 102.9% decrease in net outflows in the tourism account, from U.S.$2.6 billion in 2019 to U.S.$1.2 billion in 2020; and

•

a 42.6% decrease in net outflows in the transportation account, from U.S.$2.0 billion in 2019 to U.S.$0.9 billion in 2020.The table below sets forth the net results of Argentina’s services trade for the periods specified.

In 2021, net outflows recorded by the trade of services account increased by U.S.$1.1 billion to U.S.$3.6 billion, as a result of an increase in outflows on account of services and a decrease in inflows on account of services. Specifically, the increase in net outflows recorded by the trade of services account in 2021 was due to:

•	a 26.2% increase in net outflows in royalties, from U.S.$0.9 billion in 2020 to U.S.$1.2 billion in 2021; and

•	a 134.1% increase in net outflows in the transportation account, from U.S.$0.9 billion in 2020 to U.S.$2.0 billion in 2021.

The table below sets forth the net results of Argentina’s services trade for the periods specified.

Services

(in millions of U.S. dollars, at current prices)

	2017		2018		2019		2020		2021
Transportation:
Freight	U.S.$	(1,908)	U.S.$	(2,027)	U.S.$	(1,453)	U.S.$	(1,304)	U.S.$	(2,440)
Passenger		(2,342)		(1,977)		(1,583)		(340)		(489)
Other		998		1,028		1,067		788		924
Total transportation		(3,252)		(2,976)		(1,969)		(857)		(2,005)
Tourism		(6,009)		(5,107)		(2,609)		(1,164)		(961)
Royalties		(1,994)		(1,733)		(1,404)		(940)		(1,185)
Professional, technical, business services		1,758		1,133		1,440		843		1,049
Others(1)		(199)		(252)		(299)		(421)		(540)

Total services	U.S.$	(9,695)	U.S.$	(8,935)	U.S.$	(4,843)	U.S.$	(2,538)	U.S.$	(3,643)

(1)	Includes communication, construction, insurance, financial, information, entertainment and recreational services, as well as certain Government services.
Source:	INDEC and Ministry of Economy.

Tourism

In 2017, the tourism sector registered U.S.$6.0 billion in net outflows compared to U.S.$4.7 billion in net outflows in 2016. This increase in net outflows was primarily due to a 17.6% increase in outflows related to residents traveling abroad, which exceeded an 8.1% increase in inflows related to non-residents traveling to Argentina.

In 2018, the tourism sector registered U.S.$5.1 billion in net outflows compared to U.S.$6.0 billion in net outflows in 2017. This decrease in net outflows was primarily due to a 6.2% decrease in outflows related to residents traveling abroad, while inflows related to non-residents traveling to Argentina increased by 3.6%.

In 2019, the tourism sector registered U.S.$2.6 billion in net outflows compared to U.S.$5.1 billion in net outflows in 2018. This decrease in net outflows was primarily due to a 26.4% decrease in outflows related to residents traveling abroad, while inflows related to non-residents traveling to Argentina decreased by 5.8%.

In 2020, the tourism sector registered U.S.$1.2 billion in net outflows compared to U.S.$2.6 billion in net outflows in 2019. This decrease in net outflows was primarily due to a 63.2% decrease in outflows related to residents traveling abroad, while inflows related to non-residents traveling to Argentina decreased by 67.0%.

In 2021, the tourism sector registered U.S.$1.0 billion in net outflows compared to U.S.$1.2 billion in net outflows in 2020. This decrease in net outflows was primarily due to a 52.8% decrease in outflows related to residents traveling abroad. In 2021, inflows related to non-residents traveling to Argentina decreased by 76.5%.

The following table sets forth tourism information for the years specified.

Tourism Statistics

	2017	2018	2019	2020	2021
Income from tourism (in millions of U.S.$)	5,370	5,563	5,240.7	1,728	405.7
Expenses from tourism (in millions of U.S.$)	11,378	10,670	7,850.1	2,892	1,366
Balance (in millions of U.S.$)	(6,009)	(5,107)	(2,609)	(1,164)	(960.7)

Source:	INDEC and Ministry of Economy.

Primary income

The primary income account records amounts payable and receivable between residents and non-residents in return for receiving or providing temporary use of labor, financial resources and non-produced non-financial assets, including, among other things, compensation of personnel and investment income (comprised of revenues obtained or paid for direct investment, portfolio investment, other investments and reserve assets).

In 2017, the primary income deficit increased by 34.4% to U.S.$16.4 billion, primarily due to a 70.6% increase in net portfolio investment deficit and a 21.1% increase in net deficit from direct investment compared to 2016.

In 2018, the primary income net deficit increased by 13.9% to U.S.$18.6 billion, primarily due to a 56.3% increase in net portfolio investment deficit and a 25.6% increase in other investment net deficit, partially offset by a 14.5% decrease in net direct investment deficit.

In 2019, the primary income net deficit decreased by 4.9% to U.S.$17.7 billion, primarily due to a 24.4% decrease in net direct investment deficit and a 6.8% decrease in net portfolio investment deficit, partially offset by a 64.4% increase in other investment net deficit.

In 2020, the primary income net deficit decreased by 42.9% to U.S.$10.1 billion, primarily due to a 55.4% decrease in net direct investment deficit and a 55.7% decrease in net portfolio investment deficit.

In 2021, the primary income net deficit decreased by 2.9% to U.S.$9.9 billion, primarily due to a 61.1% decrease in net portfolio investment deficit.

The following table sets forth primary income information for the years specified.

Primary Income

(in millions of U.S. dollars)

	2017	2018	2019	2020	2021
Primary Income (earnings)	(16,380)	(18,650)	(17,732)	(10,119)	(9,825)
Credit	4,017	6,277	6,328	4,046	2,477
Employee Compensation	110	90	80	76	68
Investment Income	3,907	6,187	6,248	3,970	2,410
Direct Investment	1,019	1,523	1,301	850	854
Portfolio Investment	1,966	3,034	3,238	2,226	955
Other Investment	791	1,213	1,380	846	594
Reserve Assets	130	417	328	47	6
Debit	20,397	24,927	24,060	14,165	12,302
Employee Compensation	190	169	173	157	174
Investment Income	20,206	24,758	23,887	14,008	12,129
Direct Investment	9,701	8,945	6,911	3,353	5,750
Portfolio Investment	7,947	12,380	11,946	6,087	2,368
Other Investment	2,559	3,433	5,030	4,568	4,010

Source:	INDEC and Ministry of Economy.

Capital Account

The capital account records the capital transfers between residents and non-residents of Argentina and the acquisition and disposal of non-produced, non-financial assets.

As required by the balance of payments reporting methodology adopted by INDEC in 2017 in accordance with the IMF recommendations, the capital account is presented separately from the financial account.

The capital account registered surpluses for each year from 2017 to 2021.

In 2017, the capital account recorded U.S.$173.0 million net surplus, a 52.6% decrease from the capital account U.S.$365.8 million net surplus recorded in 2016. This decrease was mainly due to a reduction in capital transfers to financial entities, non-financial entities and households.

In 2018, the capital account recorded U.S.$111.1 million net surplus, a 36.0% decrease from the capital account U.S.$173.0 million net surplus recorded in 2017.

In 2019, the capital account recorded U.S.$283.9 million net surplus, a 155.6% increase from the capital account U.S.$111.1 million net surplus recorded in 2018.

In 2020, the capital account recorded U.S.$163.1 million net surplus, a 42.5% decrease from the capital account U.S.$283.9 million net surplus recorded in 2019.

In 2021, the capital account recorded U.S.$239.1 million net surplus, a 46.6% increase from the capital account U.S.$163.1 million net surplus recorded in 2020.

Financial Account

The financial account records the net acquisition and disposal of financial assets and liabilities between residents and non-residents.

The financial account includes direct investment flows, portfolio investment, financial derivatives (other than foreign currency reserves), other investments and reserve assets (monetary gold, special drawing rights, reserve position in the IMF and other reserve assets). The reserves of the Central Bank make up part of the financial account. Distributable income generated in Argentina by foreign-owned assets that are not distributed, whether by determination of the owner or as a result of regulatory impediments (such as controls on remittances), is treated as an inflow in the year generated and not remitted for the purpose of the financial account.

In 2017, the financial account recorded net inflows of U.S.$31.3 billion, a 124.0% increase compared to 2016.

Deposit-Collecting Entities. In 2017, deposit-collecting entities recorded net inflows of U.S.$6.1 billion compared to net outflows of U.S.$1.5 billion recorded in 2016. The net inflows were primarily attributable to an increase in the sale of financial assets (foreign currency holdings and deposits) and an increase in the issuance of liabilities.

Government. In 2017, the non-financial public sector recorded net inflows of U.S.$33.9 billion, a U.S.$4.3 billion increase over net inflows of U.S.$29.6 billion recorded in the previous year. This increase was mainly due to inflows from the sale of debt securities in the international capital markets and the sale of Bonares due 2024 pursuant to transactions entered into by the Republic granting the Republic the right to cause the cancellation of such Bonares upon the payment by the Republic of the amounts specified under such transactions, which were partially offset by outflows in portfolio investment. The Bonares due 2024 involved in the sales were cancelled in August 2019.

Other Sectors. In 2017, net inflows in other sectors totaled U.S.$695 million, compared to net inflows of U.S.$785 million in the previous year.

As a result of variations in the current, capital and financial accounts, the Central Bank’s foreign currency reserves increased by U.S.$14.6 billion. The Central Bank’s financial liabilities increased by U.S.$5.1 billion, mainly as a result of the issuance of Lebacs to non-residents.

In 2018, the financial account recorded net inflows of U.S.$28.0 billion, a 10.4% decrease compared to 2017.

Deposit-Collecting Entities. In 2018, deposit-collecting entities recorded net outflows of U.S.$1.9 billion compared to net inflows of U.S.$6.1 billion recorded in 2017. These outflows were mainly due to an increase in purchases of external assets (mainly cash and deposits) and a net cancellation of liabilities of deposit-collecting entities held by non-residents.

Government. In 2018, the non-financial public sector recorded net inflows of U.S.$44.4 billion, a U.S.$10.4 billion increase over net inflows of U.S.$33.9 billion recorded in the previous year. This increase was mainly due to the sale of debt securities in the international capital markets in January 2018, disbursements under the SBA entered into with the IMF and the sale of Bonares due 2024 and Bonares due 2025 pursuant to transactions entered into by the Republic granting the Republic the right to cause the cancellation of such Bonares upon the payment by the Republic of the amounts specified under such transactions, which were partially offset by outflows in portfolio investment. The Bonares due 2024 and Bonares due 2025 involved in the sales were cancelled in August 2019.

Other Sectors. In 2018, net outflows in other sectors totaled U.S.$10.4 billion, compared to net inflows of U.S.$695 million in the previous year, mainly due to an increase in the acquisition of foreign financial assets (currency and deposits ).

As a result of variations in the current, capital and financial accounts, the Central Bank’s foreign currency reserves increased by U.S.$11.3 billion.

The Central Bank’s financial liabilities increased by U.S.$7.2 billion as a result of borrowings made under the currency-swap agreement between the Central Bank and the People’s Bank of China, which were partially offset by the cancellation of outstanding Lebacs.

In 2019, the financial account recorded net inflows of U.S.$5.1 billion, a 81.7% decrease compared to 2018.

Deposit-Collecting Entities. In 2019, deposit-collecting entities recorded net inflows of U.S.$2.7 billion compared to net outflows of U.S.$1.9 billion recorded in 2018. These inflows were mainly due to an increase in purchases of external assets (mainly cash and deposits) which exceeded the net cancellation of external liabilities of deposit-collecting entities .

Government. In 2019, the non-financial public sector recorded net inflows of U.S.$8.0 billion, a U.S.$36.4 billion decrease compared to net inflows of U.S.$44.4 billion recorded in 2018. This decrease was mainly due to a decrease in the amount of debt securities sold in the international capital markets and a decrease in disbursements under the SBA entered into with the IMF.

Other Sectors. In 2019, net outflows in other sectors totaled U.S.$27.9 billion, compared to net outflows of U.S.$10.4 million in the previous year, mainly due to an increase in the acquisition of external financial assets (currency and deposits).

As a result of variations in the current, capital and financial accounts, the Central Bank’s foreign currency reserves decreased by U.S.$21.4 billion.

The Central Bank’s financial liabilities increased by U.S.$1.0 billion as a result of borrowings made under the currency-swap agreement between the Central Bank and the People’s Bank of China, which were partially offset by the cancellation of outstanding Lebacs.

In 2020, the financial account recorded net outflows of U.S.$3.9 billion, compared to net inflows of U.S.$5.1 billion recorded in the previous year.

Deposit-Collecting Entities. In 2020, deposit-collecting entities recorded net outflows of U.S.$0.2 billion compared to net inflows of U.S.$2.7 billion recorded in 2019. These outflows were mainly due to a decrease in external liabilities, which exceeded the net purchases of external assets of deposit-collecting entities.

Government. In 2020, the non-financial public sector recorded net outflows of U.S.$2.6 billion, compared to net inflows of U.S.$8.0 billion recorded in 2019. This change was driven by a decrease in external liabilities, mainly due to debt payments.

Other Sectors. In 2020, net outflows in other sectors totaled U.S.$8.3 billion, compared to net outflows of U.S.$27.9 billion in the previous year. This change was mainly due to a decrease in the acquisition of external financial assets (currency and deposits) compared to the previous year.

As a result of variations in the current, capital and financial accounts, the Central Bank’s foreign currency reserves decreased by U.S.$7.7 billion.

The Central Bank’s financial liabilities decreased by U.S.$0.5 billion as a result of the cancellation of debt with international organizations.

In 2021, the financial account recorded net outflows of U.S.$4.5 billion, compared to net outflows of U.S.$3.9 billion recorded in the previous year.

Deposit-Collecting Entities. In 2021, deposit-collecting entities recorded net inflows of U.S.$1.7 billion compared to net outflows of U.S.$0.2 billion recorded in 2020. These inflows were mainly due to an increase in external liabilities.

Government. In 2021, the non-financial public sector recorded net outflows of U.S.$5.5 billion, compared to net outflows of U.S.$2.6 billion recorded in 2020, mainly due to the payment of loans in an aggregate amount of U.S.$2.3 billion.

Other Sectors. In 2021, net outflows in other sectors totaled U.S.$5.2 billion, compared to net outflows of U.S.$8.3 billion in the previous year. This change was mainly due to an increase in external liabilities compared to the previous year.

As a result of variations in the current, capital and financial accounts, the Central Bank’s foreign currency reserves decreased by U.S.$0.1 billion.

The Central Bank’s financial liabilities increased by U.S.$4.3 billion as a result of the cancellation of debt with international organizations.

Foreign Investment

Foreign Investment Regulation

In 2016, the Government and the Central Bank eliminated all of the restrictions affecting the balance of payments transactions. See “Monetary System—Foreign Exchange and International Reserves—Foreign Exchange.” However, in September 2019, the Central Bank imposed restrictions on foreign currency transactions. See “Monetary System—Monetary Policy.”

Evolution of Portfolio and Direct Investment

The following table sets forth information on portfolio investment, direct investment and other investment in the Argentine economy for the periods indicated.

Flows of Portfolio, Direct and Other Investment

(in millions of U.S. dollars)

	2017		2018		2019		2020		2021
Financial account	U.S.$	(31,273)	U.S.$	(28,036)	U.S.$	(5,119)	U.S.$	3,896	U.S.$	4,537
Direct Investment		(10,361)		(9,991)		(5,126)		(3,430)		(5,420)
Net acquisition of financial assets (debt with foreign entities)		1,156		1,726		1,523		1,292		1,363
Net liabilities incurred (debt with foreign entities)		11,517		11,717		6,649		4,723		6,782
Portfolio investment		(35,922)		(6,924)		7,109		2,506		4,811
Net acquisition of financial assets		5,502		6,167		2,104		(2,447)		1,356
Net liabilities incurred		41,424		13,091		(5,004)		(4,952)		(3,455)
Net financial derivatives		(96)		(32)		(24)		10		(16)
Other Investment		550		(22,366)		14,297		12,538		5,268
Net acquisition of financial assets		12,506		25,617		31,253		8,823		6,487
Net liability issuance		11,956		47,983		16,956		(3,714)		1,219
Foreign currency reserves	U.S.$	14,556	U.S.$	11,277	U.S.$	(21,375)	U.S.$	(7,727)	U.S.$	(106)

Source:	INDEC and Ministry of Economy.

Foreign Direct Investment

Direct investment in Argentina increased significantly in the 1990s following the implementation of the Convertibility Regime and the elimination of barriers to foreign investment. A significant portion of the capital inflows in the early to mid-1990s resulted from the privatization of state-owned entities that attracted private foreign capital. Net direct investment in Argentina peaked in 1999 with the completion of the privatization of YPF, a process that had started in 1992. Commencing in 2002, the macro-economic policies and the expropriation of private companies, including 51% of the shares of YPF, resulted in a significant decline in capital inflows from direct investment.

In 2017, net inflows from direct investment increased by U.S.$8.9 billion to U.S.$10.4 billion, as compared to U.S.$1.5 billion in 2016. This increase was mainly driven by an increase in the reinvestment of accumulated earnings.

In 2018, net inflows from direct investment decreased by U.S.$370.4 million to U.S.$10.0 billion, as compared to U.S.$10.4 billion in 2017.

In 2019, net inflows from direct investment decreased by U.S.$4.9 billion to U.S.$5.1 billion, as compared to U.S.$10.0 billion in 2018. This decrease was mainly driven by a U.S.$5.2 billion decrease in investments made in Argentina by non-residents.

In 2020, net inflows from direct investment decreased by U.S.$1.7 billion to U.S.$3.4 billion, as compared to U.S.$5.1 billion in 2019. This decrease was mainly driven by a U.S.$2.5 billion decrease in investments made in Argentina by non-residents.

In 2021, net inflows from direct investment increased by U.S.$2.0 billion to U.S.$5.4 billion, as compared to U.S.$3.4 billion in 2020. This increase was mainly driven by a U.S.$1.8 billion decrease in investments made abroad by residents.

Portfolio Investment

Portfolio investments, consisting of the purchase of stocks, bonds or other securities, tend to be highly liquid and short-term, making them particularly responsive to fluctuations in the market.

In 2017, net inflows from portfolio investment totaled U.S.$35.9 billion compared to U.S.$35.3 billion of net inflows in 2016, mainly due to the issuance of debt by the Government totaling U.S.$28.4 billion in the aggregate and the issuance of debt by the Central Bank, financial entities and other sectors. Net inflows from derivative financial instruments totaled U.S.$96 million in 2017, compared to U.S.$222 million net outflows in 2016.

In 2018, net inflows from portfolio investment totaled U.S.$6.9 billion compared to U.S.$35.9 billion of net inflows in 2017, mainly due to a decrease in the issuance of debt by the Government and the cancellation of outstanding Lebacs. Net inflows from derivative financial instruments totaled U.S.$32 million in 2018, compared to U.S.$96 million net inflows in 2017.

In 2019, net outflows from portfolio investment totaled U.S.$7.1 billion compared to net inflows of U.S.$6.9 billion in 2018, mainly due to a decrease in the issuance of debt by the Government and the cancellation of outstanding Lebacs. Net inflows from derivative financial instruments totaled U.S.$24 million in 2019, compared to U.S.$32 million net inflows in 2018.

In 2020, net outflows from portfolio investment totaled U.S.$2.5 billion compared to net outflows of U.S.$7.1 billion in 2019, mainly due to a decrease in the purchase of net financial assets. Net outflows from derivative financial instruments totaled U.S.$10 million in 2020, compared to U.S.$24 million net inflows in 2019.

In 2021, net outflows from portfolio investment totaled U.S.$4.8 billion compared to net outflows of U.S.$2.5 billion in 2020, mainly due to an increase in the purchase of net financial assets. Net inflows from derivative financial instruments totaled U.S.$16 million in 2021, compared to U.S.$10 million net outflows in 2020.

Other Investment

Other investment includes information regarding other assets and liabilities of the non-financial public sector (Government), the non-financial private sector and other financial entities (Other Sectors), the financial sector (Deposit-Collecting Entities) and the Central Bank, and are classified under:

•	other equity investments;

•	coins and deposits;

•	loans;

•	insurance, pensions and standardized mechanisms for guarantees;

•	commercial credits and advances; and

•	other accounts payable/receivable.

In 2017, other investments recorded net outflows of U.S.$550.3 million. During this period, offshore investments by Argentine residents increased to U.S.$12.5 billion from U.S.$2.7 billion in 2016 and investments by non-residents in Argentina totaled U.S.$12.0 billion in inflows in 2017 compared to U.S.$5.5 billion outflows in 2016.

In 2018, other investments recorded net inflows of U.S.$22.4 billion. This increase in financial assets was due to the purchase of external financial assets (mainly cash and deposits), disbursements under the SBA entered into with the IMF and inflows from currency swaps. During this period, offshore investments by Argentine residents increased to U.S.$25.6 billion from U.S.$12.5 billion in 2017 and investments by non-residents in Argentina totaled U.S.$48.0 billion in 2018 compared to U.S.$12.0 billion in 2017.

In 2019, other investments recorded net outflows of U.S.$14.3 billion. During this period, offshore investments by Argentine residents increased to U.S.$31.2 billion from U.S.$25.2 billion in 2018 and investments by non-residents in Argentina decreased to U.S.$17.0 billion in 2019 compared to U.S.$48.0 billion in 2018.

In 2020, other investments recorded net outflows of U.S.$12.5 billion. During this period, offshore investments by Argentine residents decreased to U.S.$8.8 billion from U.S.$31.2 billion in 2019 and investments by non-residents in Argentina totaled U.S.$2.5 billion outflows in 2020 compared to U.S.$16.2 billion inflows in 2019.

In 2021, other investments recorded net outflows of U.S.$5.3 billion. During this period, offshore investments by Argentine residents decreased to U.S.$6.5 billion from U.S.$8.8 billion in 2020 and investments by non-residents in Argentina totaled U.S.$1.2 billion inflows in 2021 compared to U.S.$3.7 billion outflows in 2020.

International Reserves

As of December 31, 2021, the Central Bank’s international reserves totaled U.S.$39.7 billion, 0.7% higher than as of December 31, 2020, of which U.S.$39.4 billion were foreign currency, U.S.$36.5 billion were placements in foreign currency and U.S.$3.2 billion were gold.

MONETARY SYSTEM

The Central Bank

Founded in 1935, the Central Bank is the principal monetary and financial authority in Argentina. The Central Bank operates pursuant to its charter and the Ley de Entidades Financieras (“Financial Institutions Law”).

The Central Bank is governed by a ten-member board of directors, which is headed by the Governor of the Central Bank. The Governor of the Central Bank and the members of the board of directors are appointed by the president and confirmed by the Senate. They serve for fixed terms of six years, may be reappointed and may be removed by the president only for cause. Under the terms of its charter, the Central Bank must operate independently from the Government.

Under the Central Bank’s charter, as most recently amended in 2012, the Central Bank, among other things:

•	must promote monetary and financial stability, employment and economic growth with social equality;

•	is empowered to regulate interest rates and regulate and steer lending activities;

•	must hold and manage the international reserves, including gold and foreign currency;

•	must implement the exchange rate policy in accordance with applicable legislation;

•

must act as financial agent of the Government and contribute to the proper functioning of capital markets, regulate any activity connected with the financial system and foreign exchange transactions and protect the rights of consumers of financial services; and

•	may grant the Government exceptional advances in an amount up to the equivalent of 10% of the revenues collected by the Government in the preceding 12-month period.

Monetary Policy

Background

From 1991 through 2001, Argentina’s monetary policy was governed by the Convertibility Law of 1991, which pegged the peso to the U.S. dollar at a one-to-one exchange rate and required the Central Bank to maintain international monetary reserves at least equal to the monetary base (consisting of domestic currency in circulation and financial institutions’ peso-denominated deposits with the Central Bank). During the Convertibility Regime, the peso appreciated in real terms and the Central Bank did not have the necessary tools to react to the external shocks that affected the Argentine economy, such as the Mexico Crisis in 1995 and the Asian Crisis in 1997. In addition, commencing in 1995 the Government increased its reliance on the international capital markets to finance its operations, creating additional demand for foreign exchange reserves at the pegged rate. By December 2001, continued capital flight from the Argentine economy had made the Convertibility Regime unsustainable. On January 6, 2002, Congress enacted the Public Emergency Law, effectively bringing an end to the Convertibility Regime by eliminating the requirement that the Central Bank’s gross international reserves be at all times equal to at least 100% of the monetary base. The Public Emergency Law abolished the peg between the peso and the U.S. dollar and granted the executive branch the power to regulate the foreign exchange market and to establish exchange rates.

In 2003, the Central Bank implemented a series of measures designed to restore monetary stability and bolster the international reserves of the Central Bank. These measures included the elimination of the quasi-currencies issued by several provinces during the 2001-2002 crisis, the recapitalization of several financial institutions that were affected by the decree mandating asymmetric pesification of their balance sheets in 2002, the adoption of inflation targets intended to limit the impact of an acceleration of economic growth, the expansion of the financial system’s lending activities and the encouragement of capital market transactions as a source of financing economic growth. During the last quarter of 2004, the Central Bank began accumulating international monetary reserves and implemented various measures to manage the increasing monetary base.

Starting in the second half of 2007, in response to tightening credit markets and the global financial crisis, the Central Bank intervened in the foreign exchange market to manage increasing volatility in the exchange rate, provided liquidity to local banks and expanded the monetary base. The Central Bank’s actions included, among other measures, managing the yields on repo loans, auctioning put options on Lebacs and Nobacs and reducing the minimum reserve requirements in foreign currency for financial institutions. These measures allowed banks to keep their liquidity ratios within appropriate levels and sought to stimulate lending by banks. In late 2009, the Government issued a Decreto de Necesidad y Urgencia (emergency decree) making foreign reserves held by the Central Bank available for external debt payments.

In 2012, the Central Bank’s Charter was amended to expand the Central Bank’s mandate, including objectives linked to the real economy, increasing its powers and tools. As a result, the Central Bank began to actively promote credit, particularly credit to productive activities. In addition, the exercise of an active monetary policy and the policy measures aimed at reducing the volatility of the nominal exchange rate required the implementation of capital controls, which were in force since the end of 2011.

In December 2015, the Central Bank allowed the peso to float, eliminated restrictions on foreign exchange and capital flows, and streamlined foreign exchange regulations. In addition, the Central Bank announced its decision to implement a long term monetary policy based on inflation targeting, and to rely on short term interest notes as its primary monetary policy tool. Beginning in January 2017, the Central Bank implemented a formal scheme of inflation targeting, using the 7- day repo reference rate as the anchor of its inflation targeting regime.

Monetary Policy measures implemented in 2018

By the first quarter of 2018, the Argentine economy continued to experience monthly inflation rates that turned the annual target set at 15% unattainable. The Central Bank’s reliance on short term peso-denominated Lebacs to absorb liquidity in the financial system was insufficient to curtail inflation and created a significant refinancing risk, increasing pressure on the peso as investors sought to exit the peso market. Beginning in May 2018, the Central Bank announced a series of measures to mitigate growing pressure on the peso, including several increases of its key interest rate. In August 2018, the Central Bank replaced the 7-day repo reference rate with the 7-day Leliq as the new monetary policy interest rate, which was only made available to banking entities for their own portfolio. The Central Bank also announced its intention to gradually eliminate the stock of Lebacs. Starting October 1, 2018, the Central Bank shifted its anti-inflation policies strictly to managing growth of the monetary base. The Central Bank announced that it would not increase the monetary base until March 2019, with adjustments in December and June to deal with seasonal increases in demand for money. This target brought about a significant monetary contraction in real terms. To pursue its monetary base target, the Central Bank conducted daily transactions of Leliqs with banks. The Central Bank supplemented the monetary target with a foreign exchange intervention and non-intervention range.

Monetary Policy measures implemented in 2019

During the first quarter of 2019, an increase in public services and other regulated prices and the depreciation of the peso vis-à-vis the U.S. dollar contributed to a new acceleration in the pace of inflation. Against this backdrop, the Central Bank adopted a series of additional measures during March and April 2019 intended to calm inflationary pressures. In particular, it reduced the monetary base target, eliminated the seasonal adjustment of the target scheduled for June 2019 and extended its commitment not to increase the monetary base from June 2019 to December 2019.

In response to the strong increase in the demand for U.S. dollars, the Central Bank sought to strengthen the transmission mechanism from the monetary policy rate to the fixed-term interest rate. Beginning in August 2019, strong pressures on the exchange rate led the Central Bank to successively increase the policy interest rate and to participate actively in the foreign exchange market. Notwithstanding the foregoing, withdrawals of deposits in foreign currency continued, which the financial system managed to attend. In order to deal with the decrease in international reserves, the Central Bank established limits on the purchase of dollars for individuals and adapted its monetary base goal to the new market conditions.

The strategy of reducing inflation by means of high real interest rates and restrictive monetary policies proved to be inefficient and counterproductive by exacerbating the economic contraction that the Argentine economy had been experiencing over the last two years.

Monetary Policy measures implemented in 2020

Since the Fernández administration took office in December 2019, in a context of economic and social emergency, the Central Bank adjusted various of its policy guidelines, particularly those referring to interest rates and exchange rate management. The Central Bank announced that the level of real interest rate levels must preserve financial and exchange rate stability, and must be compatible with the financing of production and the construction of a longer-term yield curve, favoring savings in domestic currency. A policy of managed floating of the exchange rate was also announced, seeking to prevent sharp fluctuations in the exchange rate from generating negative effects on inflation and growth.

On January 27, 2020, the Central Bank announced the adoption of updated monetary policy guidelines aimed at addressing Argentina’s distressed social and economic context and pursuing, in line with the Government’s fiscal efforts, the achievement of monetary and financial stability and the promotion of economic development.

The updated monetary policy guidelines allowed the Central Bank to provide Argentina’s Ministry of Economy financing to permit the payment of certain external debt obligations and, under exceptional circumstances and within limits that intend to ensure the preservation of a balanced money market, financing to address peso-denominated financial obligations and expenses.

The Central Bank’s monetary policy guidelines were based on the following key principles:

•

Interest Rate: interest rates will be set at a level that preserve financial and economic stability, promote a longer term yield curve and encourage savings in local currency by avoiding negative interest rates in real terms;

•

Prices: inducing a gradual but sustainable inflation reduction path based on a prudent monetary policy approach, consistent and coordinated with the Government’s economic and income policy initiatives;

•	Monetary Aggregates: maintain monetization levels compatible with long-term growth, avoiding liquidity imbalances that may have a direct or indirect impact on inflation;

•	Exchange Rate: adopt a managed floating exchange rate regime to contain large exchange rate variations, to prioritize the accumulation of foreign exchange reserves;

•	Credit: promote the development of the domestic credit market in the short, medium and long term with real interest rates compatible with productive development; and

•	Activity and employment levels: design the monetary policy to support the recovery of the internal market, increase export and foster investment and productivity on a sustainable basis.

Exchange regulations and price moderation related to the limited volatility of the exchange rate allowed for a reduction in the Leliq rate from 55% as of December 31, 2019 to 38% as of December 31, 2020. Further, the swap rate was reduced from 48.13% as of December 31, 2019 to 19% as of March 1, 2020 and to 32% as of December 31, 2020. These reductions in rates allowed the Central Bank to promote productive credit initiatives at negative real interest rates. In addition, the Central Bank made progress in improving yields that, when compared to expected inflation, are expected to provide a positive real return on savings in domestic currency.

The creation of credit lines at subsidized interest rates allowed credit to reach unprecedented growth at constant prices (53% from July 2019 to July 2020), reversing a strong cycle of credit contraction that had begun in mid-2018. In May 2020, to encourage savings in pesos, the Central Bank set annual nominal rates applicable to fixed term deposits at 33.06% for 30-days placements of up to Ps.1 million by individuals, and at 30.02% for all other placements.

In October 2020, in response to increased pressure on the exchange rate, the Central Bank:

•

(i) increased the overnight reverse swaps rates from 19% to 30% to increase the return in real rates of short-term local currency financial instruments, (ii) began offering 7-day swaps with an annual rate of 33%, (iii) set the Leliqs rate at 36% in order to gradually align the Treasury’s rates with the Central Bank’s sterilization instrument rates, and (iv) set annual nominal rates applicable to fixed term deposits at 34% for 30-days placements of up to Ps.1 million by individuals, and at 32% for all other placements;

•	abandoned the mechanism of preset devaluation, providing greater flexibility and maintaining the competitive level of the multilateral real exchange rate;

•

opened a roundtable at the MAE and permitted authorizations to be processed at the Rosario Futures Exchange (ROFEX) to allow purchases of Renminbi for foreign trade operations. In addition, the Central Bank intends to authorize Renminbi-denominated futures contracts. The Central Bank intends to use its reserves in Renminbi to respond to these operations and does not intend to make use of the currency swap with the People’s Bank of China; and

•	allowed investors to access the official market by repatriating investments within the first year of their realization in order to promote capital inflow through new foreign direct investment.

In mid-November 2020, the Leliq interest rate rose to 38% nominal annually (45.44% effective annually), while the rates at which the Central Bank remunerates 1-day and 7-day term deposits increased to 32% nominal annually (37.7% effective annually) and 36.5% nominal annually (43.9% effective annually), respectively. In the same sense, the minimum guaranteed interest rate for fixed-term deposits was adjusted to 37% nominal annually (44% effective annually) for fixed-term deposits of individuals for up to Ps.1.0 million and 34.0% nominal annually (39.8% effective annually) for all other deposits.

Monetary Policy measures implemented in 2021

In 2021, the Central Bank maintained its monetary policy based on the guidelines defined in October 2020.

The measures taken by the Government to strengthen the peso debt market allowed channeling a significant proportion of financing needs through such market, reducing the Central Bank’s monetary financial assistance to the Treasury.

At the same time, the Central Bank sought to promote the development of the domestic capital market by allowing financial entities to integrate a percentage of their reserve requirements in Leliqs as well as in peso-denominated securities acquired in primary issuances by the Government (excluding those linked to the U.S. dollar) and with a minimum duration of 180 days. In order to guarantee liquidity at all times, banks have been allowed to sell to the Central Bank securities acquired to meet reserve requirements.

The Central Bank maintained the minimum fixed-term and monetary policy interest rates unchanged during the period. The Central Bank and the Government maintained measures to ensure access to credit by MSMEs under favorable conditions (rates of 30% nominal annually for investment projects and 35% nominal annually for working capital). Credit support initiatives were also extended to investment projects designed to increase poultry and pork production capacity, and more recently to support restaurants, hotels, cultural and the leisure services sectors. In September 2021, financing granted to small companies engaged in agricultural activities was added to the eligible financing, provided that the funds are applied to increase the productive capacity of beef and/or bovine milk.

In addition, in April 2021, the Central Bank (in coordination with other government agencies) implemented a system for electronic credit invoicing promoting access to financing by MSMEs, which allows MSMEs to endorse, assign and discount electronic credit invoices from a bank account, granting MSME suppliers of large companies access to a greater number of sources of advance financing, as well as to improve collection certainty, since non-payment at maturity of invoices will be reflected in the debtor’s registry of the Central Bank.

Also, with the aim of increasing the private sector’s capacity to obtain financing from the banking sector, the Central Bank announced that financial entities must defer the payment of any unpaid installments (except installments of credit card financing) to the maturity of the credit, in the case of the clients that are beneficiaries of the Programa de Recuperación Productiva II (Productive Reactivation Program II or “REPRO II”).

In addition, measures were taken to increase bank financing to the private sector. See “The Argentine Economy—Measures Designed to Address the COVID-19 Pandemic.”

With regards to foreign exchange policy, the Central Bank has complemented its structural objective of accumulating international reserves with a short-term strategy consisting of managing the volatility of the nominal exchange rate to further the anti-inflationary strategy and promote a more efficient allocation of foreign currency through foreign exchange regulation. Regarding the nominal exchange rate, the Central Bank maintained a relatively limited depreciation rate, in order to contribute to the disinflationary process. The lower dynamism of the exchange rate led to an appreciation of the Índice Tipo de Cambio Real Multilateral (Multilateral Real Exchange Rate Index, or ITCRM), despite which this indicator remains at competitive levels consistent with the average of the last 24 years.

For a description of the monetary policy measures taken by Banco Central since January 1, 2022, see “Recent Developments—Monetary System—Monetary Policy.”

Central Bank Balance Sheet

The following table sets forth information on the Central Bank’s balance sheet as of the dates specified.

Central Bank Balance Sheet

(in millions of pesos, unless otherwise specified)(1)

	As of December 31,
	2017		2018			2019		2020		2021
Assets
International reserves:
Gold	Ps.	43,158	Ps.	85,281		Ps.	160,786	Ps.	316,238	Ps.	330,214
Foreign currency		619,326		1,658,318			1,740,554		2,303,362		2,921,510
Placements of foreign currency		376,347		760,307			786,790		696,428		823,583
Other(2)		(5,215)		(16,660)			(1,939)		(1,803)		9

Total international reserves(3)		1,033,616		2,487,248			2,686,192		3,314,225		4,075,316

Public bonds(4)		1,161,771		1,657,560			3,372,924		5,159,609		6,729,005
Credits to:
Government (temporary advances)		472,230		502,730			852,730		1,260,450		2,173,049
Financial system		682		62	(5)		736		573		126
International organizations(6)		82,996		168,417			273,446		397,546		526,442
Other assets(7)		327,905		698,483			1,691,043		3,257,275		5,604,366

Total assets		3,223,372		5,514,500			8,877,071		13,389,679		19,108,305

Liabilities
Monetary Base:
Currency in circulation(8)		786,712		859,536			1,153,405		1,897,825		2,691,400
Current accounts in pesos(9)		214,400		549,441			741,976		572,343		962,636

Total monetary base		1,001,113		1,408,977			1,895,381		2,470,260		3,654,036

Deposits:
Government deposits		37,029		527,210			50,258		68,849		119,383
Other deposits		240,558		534,459			534,549		916,491		1,242,412

Total deposits		277,587		1,061,760			584,807		985,340		1,361,796

Obligation to international organizations		3,636		101,761	(10)		220,491		265,749		324,131
Central Bank notes:

Notes issued in foreign currency		—		—			—		—		—
Notes issued in pesos		1,160,332		735,114			1,065,094		2,941,905		5,044,615

Total Central Bank notes(11)		1,160,332		735,114			1,065,094		2,941,905		5,044,615
Other liabilities		627,822		1,622,126			3,126,070		5,348,532		8,075,736

Total liabilities		3,070,489		4,926,738			6,891,843		12,011,786		18,460,314

Net assets	Ps.	152,883	Ps.	584,762		Ps.	1,985,228	Ps.	1,377,893	Ps.	647,991

Memorandum items:
International reserves (in millions of U.S. dollars)	U.S.$	55,055	U.S.$	65,786		U.S.$	44,848	U.S.$	39,387	U.S.$	39,662
International reserves of the central bank (in months of total imports)		7.4		9.1			7.4		9.1		6.6
Exchange rate Ps./U.S.$(12)		18.77		37.81			59.90		84.15		102.75

(1)

Starting January 1, 2020, the Central Bank conducted a re-expression of its balance sheets to a constant currency provided by the Superintendencia de Entidades Financieras y Cambiarias (Superintendence of Exchange and Financial Entities). Information on such constant currency is not available for 2017, 2018 and 2019. Thus, the information included for each year on this table is based on the balance sheet presented by the Central Bank for the last week of each year, which follows the same methodology for each of the years included herein.

(2)	Includes net results of transactions under a Reciprocal Credit Agreement with ALADI.
(3)	Includes short-term foreign-currency denominated bonds and foreign currency-denominated deposits.
(4)	Includes a 1990 consolidated Treasury note, IMF obligations and others.
(5)

Includes refinanced lines of credit. In 2018, credits to the financial system decreased by 90.9%, mainly due to the cancellation by the Regional Infrastructure Federal Trust Fund (Fondo Fiduciario Federal de Infraestructura Regional) of Ps.374.4 million of its outstanding debt with the Central Bank.

(6)	Includes transfers to international organizations from Government accounts and transfers to the Government from the IMF.
(7)	Includes transition accounts and others.
(8)	Includes cash in vaults at banks.
(9)	Includes bank reserves in pesos at Central Bank.
(10)	Includes a U.S.$2 billion credit agreement entered into with Bank for International Settlements.
(11)	Includes Lebacs, Nobacs and Leliqs.
(12)	Exchange rate used by the Central Bank to publish its balance sheet.
Source:	Central Bank.

In 2017, notes issued in pesos by the Central Bank increased to Ps.1.2 trillion from Ps.0.7 trillion in 2016, mainly due to an increase in the issuance of Lebacs, which the Central Bank sought to use as a monetary policy tool to reduce inflation, as well as to acquire foreign assets to increase its international reserves.

In 2018, Government deposits with the Central Bank increased to Ps.527.2 billion from Ps.37.0 billion in 2017, mainly due to the sale of debt securities in the international capital markets in January 2018, disbursements under the SBA entered into with the IMF and the sale of Bonares due 2024 and Bonares due 2025 pursuant to transactions entered into by the Republic granting the Republic the right to cause the cancellation of such Bonares upon the payment by the Republic of the amounts specified under such transactions, which were partially offset by outflows in portfolio investment. All Bonares due 2024 and Bonares due 2025 involved in the sales were cancelled in August 2019.

In 2019, Government deposits with the Central Bank decreased to Ps.50.3 billion from Ps.527.2 billion in 2018, mainly due to lower disbursements under the SBA in 2019 compared to 2018 and the withdrawal of certain deposits by the Government to use for various purposes.

In 2020, Government deposits with the Central Bank increased to Ps.68.8 billion from Ps.50.3 billion in 2019.

In 2021, Government deposits with the Central Bank increased to Ps.119.4 billion from Ps.68.8 billion in 2020.

Liquidity Aggregates

The monetary base consists of domestic currency in circulation (including cash held in vaults by banks) and peso-denominated deposits of financial entities with the Central Bank.

Additionally, the Central Bank employs the following aggregates to measure the level of liquidity in the economy:

•	M1 measures domestic currency in circulation plus peso-denominated demand deposits and foreign currency-denominated demand deposits;

•	M2 measures M1 plus peso-denominated savings deposits and foreign currency-denominated savings deposits; and

•	M3 measures M2 plus all other peso-denominated deposits and foreign currency-denominated deposits.

The following tables set forth information on Argentina’s liquidity aggregates as of the dates specified:

Liquidity Aggregates

(in millions of Pesos)

	As of December 31,
	2017		2018		2019		2020		2021
Currency in circulation(1)	Ps.	786,712	Ps.	859,536	Ps.	1,153,405	Ps.	1,897,825	Ps.	2,691,400
M1		1,243,334		1,514,752		1,952,282		3,396,052		5,393,072
M2		2,151,280		3,023,178		3,684,447		6,037,543		9,258,007
M3		3,105,535		4,736,256		5,700,972		9,524,645		14,506,267
Monetary base	Ps.	1,001,113	Ps.	1,408,977	Ps.	1,895,381	Ps.	2,470,260	Ps.	3,654,036

(1)	Does not include cash in vaults at banks.
Source:	Central Bank.

Liquidity Aggregates

(% change from previous period)

	As of December 31,
	2017	2018	2019	2020	2021
Currency in circulation(1)	32.3%	9.3%	34.2%	64.5%	41.8%
M1	20.3	21.8	28.9	74.0	58.8
M2	29.4	40.5	21.9	63.9	53.3
M3	28.2	52.5	20.4	67.1	52.3
Monetary base	21.8%	40.7%	34.5%	30.3%	47.9%

(1)	Does not include cash in vaults at banks.
Source:	Central Bank.

Growth of the monetary base in 2015 was driven primarily by the Central Bank’s continued financing of the Government. In 2016, the variation in the monetary base was mainly a result of purchases of foreign currency. In 2017, the increase in the monetary base was fueled by the purchase of foreign currency and the continued financing of the Government. Such increase in the monetary base during the 2015-2017 period was partially offset by the sale of Lebacs and repurchase transactions.

In 2018, the monetary base increased by Ps.407,864 million, mainly fueled by the cancellation of Lebacs during the second and third quarter of 2018, which was partially offset by the sale of Leliqs and the sale of foreign currency.

In 2019, the monetary base increased by 34.5% (compared to an inflation of 53.8% in the same year), mainly as a result of net transfers from the Central Bank to the Treasury (in the form of temporary advances and utilities) and interest payments accrued on securities issued by the Central Bank, which were partially offset by purchases of foreign currency, and net issuances of Leliqs and repurchase transactions with sterilization purposes.

In 2020, the monetary base increased by 30.3% (compared to an inflation of 36.1% in the same year), mainly as a result of net transfers from the Central Bank to the Treasury (in the form of temporary advances and utilities) and interest payments accrued on securities issued by the Central Bank, which were partially offset by purchases of foreign currency, and net issuances of Leliqs and repurchase transactions with sterilization purposes.

In 2021, the monetary base increased by 47.9% (compared to an inflation of 50.9% in the same year), mainly as a result of a 72.4% increase in net transfers from the Central Bank to the Treasury (in the form of temporary advances and utilities) and the purchase of foreign currency by the Central Bank.

The expansion of the monetary base was partially sterilized through regulatory monetary instruments (passive passes and Leliqs). In particular, the issuance of Leliqs increased by 71% during 2021.

Foreign Exchange and International Reserves

Foreign Exchange

Beginning in February 2002, the peso was allowed to float against other currencies. After several years of fluctuations in the nominal exchange rate, the peso lost approximately 12.5% of its value against the U.S. dollar in 2012. Despite increased Central Bank intervention and measures to limit Argentine residents’ access to foreign currency, the peso lost 23.8% of its value compared to the U.S. dollar in 2014.

In December 2015, the Central Bank eliminated a significant portion of the foreign exchange restrictions and the Central Bank returned to a free-float policy with interventions designed to enhance the operation of the foreign exchange market. Immediately after a significant portion of the foreign exchange controls were lifted on December 16, 2015, the peso lost 28.6% of its value compared to the U.S. dollar, as the peso-U.S. dollar exchange rate reached Ps.13.76 to U.S.$1.00 on December 17, 2015.

In 2016 and 2017, the Central Bank allowed the peso to freely float against other currencies with Central Bank intervention limited to measures designed to ensure the orderly operation of the foreign exchange market.

In 2018, the ability of the Central Bank to maintain its monetary and foreign exchange policies were severely challenged. The peso lost 25.6% of its value vis-à-vis the U.S. dollar between January 2 and May 31, 2018, while the international reserves of the Central Bank decreased by approximately U.S.$15.4 billion. In spite of the support provided by the IMF through the SBA, in 2018, the peso lost 50.3% of its value compared to the U.S. dollar.

In 2019, the Central Bank established new restrictions on access to the foreign exchange market for hoarding. On July 18, 2019, the Central Bank renewed its Chinese Yen (“CNY”) 70 million swap with China and, on December 17, 2019, it renewed the CNY60,000,000 complement to such agreement, bringing the total amount under the swap to CNY130,000,000. In 2019, the peso lost 36.9% of its value versus the U.S. dollar. See “—Monetary Policy measures implemented in 2019.”

In 2020, the main exchange market regulation measures were maintained, as part of the measures implemented by the Central Bank to maintain exchange rate stability and protect savings. See “—Restrictions to the Foreign Exchange Market and other related measures.”

In 2020 and 2021, the peso lost 28.8% and 18.1% of its value versus the U.S. dollar, respectively (on the basis of the exchange rates published pursuant to by Communication A3500 of the Central Bank). See “—Monetary Policy measures implemented in 2020” and “—Monetary Policy measures implemented in 2021.”

The following table sets forth the peso U.S. dollar nominal exchange rate for the periods indicated.

Nominal Exchange Rate (1)

(pesos per U.S. dollar)

	Average	At end of period
2017	16.57	18.77
2018	28.09	37.81
2019	48.24	59.90
2020	70.59	84.15
2021	95.16	102.75

(1)	Central Bank reference exchange rates (Communication A 3500 of Central Bank).
Source:	Central Bank.

As of September 20, 2022, the exchange rate stood at Ps.144.63 per U.S.$1.00 compared to Ps.102.75 as of December 31, 2021.

International Reserves

The Central Bank’s international reserves are composed of foreign currency deposits, foreign currency and gold. The following table sets forth the composition of the international reserves of the Central Bank as of December 31 of each of the years indicated.

International Reserves of the Central Bank (in billions of U.S. dollars)

	Total		Deposits		Currency		Gold
Year:
2017	U.S.$	55.1	U.S.$	20.0	U.S.$	33.0	U.S.$	2.3
2018		65.8		20.1		43.9		2.3
2019		44.8		13.1		29.1		2.7
2020		39.4		8.3		27.4		3.8
2021	U.S.$	39.7	U.S.$	8.0	U.S.$	28.4	U.S.$	3.2

Source:	Central Bank.

As of December 31, 2017, the Central Bank’s international reserves totaled U.S.$55.1 billion, 42.0% higher than the previous year, of which U.S.$20.0 billion were foreign currency deposits, U.S.$33.0 billion were foreign currency and U.S.$2.3 billion were gold.

As of December 31, 2018, the Central Bank’s international reserves totaled U.S.$65.8 billion, 19.5% higher than the previous year, of which U.S.$20.1 billion were foreign currency deposits, U.S.$43.9 billion were foreign currency and U.S.$2.3 billion were gold.

As of December 31, 2019, the Central Bank’s international reserves totaled U.S.$44.8 billion, 31.8% lower than the previous year, of which U.S.$13.1 billion were foreign currency deposits, U.S.$29.1 billion were foreign currency and U.S.$2.7 billion were gold.

As of December 31, 2020, the Central Bank’s international reserves totaled U.S.$39.4 billion, 12.2% lower than the previous year, of which U.S.$8.3 billion were foreign currency deposits, U.S.$27.4 billion were foreign currency and U.S.$3.8 billion were gold.

As of December 31, 2021, the Central Bank’s international reserves totaled U.S.$39.7 billion, 0.7% higher than the previous year, of which U.S.$8.0 billion were foreign currency deposits, U.S.$28.4 billion were foreign currency and U.S.$3.2 billion were gold.

Restrictions to the Foreign Exchange Market and other related measures

In response to the deterioration of the Argentine economy and financial system in 2001, the inability of the Republic to service its public external indebtedness and the decreased level of deposits in the financial system, the Government issued Decree No. 1,570/2001 on December 3, 2001, which established certain monetary and currency exchange control measures, including restrictions on the free disposition of funds deposited in banks and restrictions on the transfer of funds abroad, subject to certain exceptions.

In addition to the above measures, on February 8, 2002, the Government and the Central Bank made certain transfers of funds abroad to service principal and/or interest payments on foreign indebtedness subject to prior authorization. From 2011 until December 2015, the Government increased controls on the sale of foreign currency and the acquisition of foreign assets by local residents, limiting the possibility of transferring funds abroad.

Together with the regulations established in 2012 that subjected certain foreign exchange transactions to prior approval by the Argentine tax authorities or the Central Bank, certain measures adopted by the authorities significantly curtailed access to the Mercado Único y Libre de Cambio (the “MULC”). In response, an unofficial U.S. dollar trading market developed in which the peso-U.S. dollar exchange rate differed substantially from the official peso-U.S. dollar exchange rate.

Following an initial set of measures adopted in December 2015 with the aim of increasing capital inflows, the Government and the Central Bank introduced additional measures to eliminate restrictions affecting the balance of payment transactions. In August 2016, the Central Bank materially eased access to the MULC. On December 30, 2016, the Central Bank further relaxed foreign exchange controls by eliminating the mandatory repatriation of proceeds from export services. On January 4, 2017, the then Ministry of Treasury eliminated the mandatory minimum stay period applicable to (i) the inflow of funds to the local foreign exchange market generated by certain foreign indebtedness and (ii) any capital inflows by non-residents. On January 20, 2017, the Secretary of Commerce increased the term applicable to the repatriation of proceeds from the export of goods from five to ten years.

Effective July 1, 2017, the Central Bank eliminated most of the remaining foreign exchange restrictions and adopted measures to provide access to the foreign exchange market by residents and non-residents. In November 2017, the Government eliminated the obligation of Argentine residents to repatriate export proceeds. Reporting obligations, applicable to Argentine residents only, are solely for statistical purposes.

The fundamental change in circumstances since 2018 resulted in a rapid reversal of many of the measures adopted during the early years of the Macri administration. On September 1, 2019, the Central Bank imposed restrictions on foreign currency transactions, requiring financial institutions to obtain prior Central Bank approval to buy foreign currency in the exchange market (except in the case of foreign trade). Individuals were limited to purchases of foreign currency not to exceed U.S.$10,000 per month, which was eventually reduced to U.S.$200 per month in October 2019. Further, the Central Bank required exporters to repatriate the proceeds of export transactions five days after receiving payment or 180 days after receiving permission to ship.

During 2020, the Central Bank adopted regulations further limiting access to the MULC to preserve the level of international reserves.

In line with such regulations, the Central Bank took some measures in coordination with other governmental agencies, which included (i) imposing a surcharge at a 35% rate on the acquisition of foreign currency and credit and debit card purchases in foreign currency, (ii) restricting securities settlement operations against foreign currency by non-residents and (iii) setting guidelines for private sector companies intended to facilitate the rescheduling of their external financial liabilities. In addition, the Central Bank implemented measures to prioritize the pre-financing of exports by SMEs vis-à-vis large companies.

Between October 2020 and March 2021, the Central Bank made several adjustments to the foreign exchange restrictions, such as increasing the amount of foreign currency that importers may acquire to pay import advances and commercial debts to 50% of the price. Further, those who imported goods that may increase the Republic’s productive capacity were allowed to use the total income from advances and pre-financing from abroad to make advance payments for capital goods.

In April 2021, the Central Bank regulated the Régimen de Fomento de Inversión para las Exportaciones (Investment Promotion Regime for Exports), which promotes investments for new productive projects and the expansion of existing business units seeking to increase production. Companies that adhere to the regime and make investments in excess of U.S.$100 million may use up to 20% of the foreign currency obtained from exports related to the project, to pay principal and interest on commercial or financial liabilities owed to non-residents and/or profits and dividends for periods that have been audited balance sheets and/or the repatriation of direct investments made by non-residents. This benefit has an annual cap equivalent to 25% of the gross amount of foreign currency entered into the foreign exchange market.

The regime that requires refinancing of financial liabilities with scheduled principal maturities was extended until December 31, 2021, although this requirement was made more flexible for payments of up to U.S.$2 million per calendar month, while the universe of exempted debts was expanded.

In July 12, 2021, the Central Bank established that in order to access the foreign exchange market, applicants must evidence that they did not access the blue chip market in the 90 days prior to the payment date and undertake not to do so for 90 days subsequent to that date. Further, the Central Bank provided that the purchase and sale transactions of securities with settlement in foreign currency must be paid by transferring funds to and from accounts in the customer’s name in local or foreign financial entities. This provision is in line with international standards for the prevention of money laundering and tax evasion and avoidance.

Additionally, in August 2021, the Central Bank established that companies that obtain new financing from abroad may apply it to the payment of commercial debts and may access the foreign exchange market without prior approval of the Central Bank for debt payments of up to U.S.$5.0 million related to the import of goods and services. The proceeds of such new financing must be for an amount at least equal to the principal amounts due and the average life of such new indebtedness must not be less than two years.

In October 2021, the Central Bank imposed further restrictions to import payments, limiting to U.S.$250,000 the total amount of payments associated to imports of goods carried through the foreign exchange market (without prior approval of the Central Bank) as of January 2020. In addition, the Central Bank imposed restriction on (i) access to the foreign exchange market for advance imports’ payments, (ii) the payment of imported capital goods, and (iii) the transfer of financial institutions’ global net position in foreign currency.

As of November 2021, to allocate foreign currency more efficiently, credit card issuing companies were no longer allowed to finance purchases of tourism services in foreign currency paid with credit cards. In June 2022, the Central Bank extended the prohibition to payments of installments for purchases made in duty-free stores. In addition, the Central Bank increased the maximum rate to finance unpaid credit card balances for the account statements that indicate a monthly consumption in foreign currency exceeding U.S.$200.

Further, the Central Bank increased the limit and possible uses of financial indebtedness abroad for the cancellation of commercial debts with new financial indebtedness abroad.

For a description of measures implemented in 2022 to strengthen these restrictions, see “Recent Developments—Monetary System—Restrictions to the Foreign Exchange Market and other related measures.”

Inflation

On July 11, 2017, INDEC reinitiated the publication of the National CPI, covering the period from January 2017 onwards. See “Presentation of Statistical and Other Information—INDEC.” In 2017, the National CPI totaled 24.8%. In 2018, the National CPI increased to 47.6%, mainly due to an increase in public services and other regulated prices and the depreciation of the peso vis-à-vis the U.S. dollar. See “Public Sector Finances—National Public Accounts—Fiscal Result of 2018 Compared to Fiscal Results of 2017.” For 2019, accumulated inflation as measured by the National CPI methodology reached 53.8%, the highest rate since the early 1990s hyperinflation.

The Fernández administration has set as one of its main policy objectives reducing inflation, and has committed to take measures to limit the impact of inflation on the population. On January 2, 2020, the Government announced a price freeze on public transportation fares in the Buenos Aires metropolitan area, which was extended until December 31, 2020. On February 3, 2020, the Government announced the launch of a two-month price freeze over a number of stationery products, school supplies and school uniforms, which was effective through March 31, 2020.

Within the context of the COVID-19 pandemic, the Government took a series of emergency measures, including the Precios Cuidados (Maximum Prices) program, which brought the prices of food, beverages, cleaning and personal care items back to their March 2020 levels. Initially, prices for the designated products were frozen for 30 days, a period which was extended several times with certain price updates, as well as modifications in the products basket, through mid-2021. Additionally, tariffs for telephone services were decreased to March 2020 levels and, given the essential role played by telecommunications in education, work and general connectivity during the pandemic, information and communications technologies were declared an essential public service, limiting price increases for the rest of 2020. In addition, certain public services such as electricity in the greater Buenos Aires area and gas at national level were also subject to price freezes to mitigate the impact of the COVID-19 pandemic on large segments of the population.

In April 2021, the Government announced new measures aimed at lowering inflation, which included:

•

the negotiation of agreements with several productive sectors, such as (i) the poultry production chain, providing financing opportunities to improve the technological development of the sector, (ii) the industrial input providers, to maintain the prices until December 2021, and (iii) the leading producers of electronic products, to maintain the prices until October 2021 and offer special prices for cell phones, televisions and computers;

•

the creation of different programs that aim to allow customer to access products at lower prices, as well as the renewal of the Precios Cuidados program, duplicating the amount of covered products when compared to January 2020;

•

the incorporation of 500 inspectors and the creation of the Observatorio de Precios (Price Observatory), to supervise the correct supply of products during the health emergency caused by the COVID-19 pandemic; and

•

the negotiation of salaries for different working sectors, increasing wages by (i) 47.8% for the construction sector, (ii) 45.1% for the banking and health care sectors, (iii) 45.0% for the transportation sector, and (iv) 42.0% for the commercial sector.

In October 2021, the Government established a prize freeze for 1,432 widely consumed products until January 7, 2022.

For 2020 and 2021, accumulated inflation as measured by the National CPI methodology reached 36.1% and 50.9%, respectively.

The following table sets forth inflation rates as measured by the National CPI for the periods specified.

Inflation (1)

Evolution of the annual rate of change in the National CPI and WPI

(% change from previous period, unless otherwise specified)

	National CPI	WPI
2017	24.8	18.8
January	1.6	1.5
February	2.1	1.7
March	2.4	0.9
April	2.7	0.5
May	1.4	0.9
June	1.2	1.9
July	1.7	2.6
August	1.4	1.9
September	1.9	1.0
October	1.5	1.5
November	1.4	1.5
December	3.1	1.6
2018	47.6	73.5
January	1.8	4.6
February	2.4	4.8
March	2.3	1.9
April	2.7	1.8
May	2.1	7.5
June	3.7	6.5
July	3.1	4.7
August	3.9	4.9
September	6.5	16.0
October	5.4	3.0
November	3.2	0.1
December	2.6	1.3
2019	53.8	58.5
January	2.9	0.6
February	3.8	3.4
March	4.7	4.1
April	3.4	4.6
May	3.1	4.9
June	2.7	1.7
July	2.2	0.1
August	4.0	11.2
September	5.9	4.2
October	3.3	3.6
November	4.3	5.4
December	3.7	3.7
2020	36.1	35.4
January	2.3	1.5
February	2.0	1.1
March	3.3	1.0
April	1.5	(1.3)
May	1.5	0.4
June	2.2	3.7
July	1.9	3.5
August	2.7	4.1
September	2.8	3.7
October	3.8	4.7
November	3.2	4.2
December	4.0	4.4
2021	50.9	51.3
January	4.0	5.6
February	3.6	6.1
March	4.8	3.9
April	4.1	4.8
May	3.3	3.2
June	3.2	3.1
July	3.0	2.2
August	2.5	2.5
September	3.5	2.8
October	3.5	2.8
November	2.5	2.9
December	3.8	2.3

(1)	Annual figures reflect accumulated annual inflation. Monthly figures reflect inflation for that month, as compared to the prior month.
Source:	INDEC.

In 2016, the Central Bank and the Government introduced two new financial instruments intended to safeguard savings and long-term loans from the effects of inflation. In April 2016, the Central Bank introduced the first instrument, known as Unidades de Valor Adquisitivo (UVAs), with an initial value based on the average construction cost of a square meter in the cities of Buenos Aires, Córdoba, Rosario, Salta and the coastal region (Santa Fe de la Vera Cruz to Paraná) as of March 31, 2016. The value of UVAs is adjusted on a daily basis, based on the CER. In September 2016, the Government introduced the second instrument, known as Unidades de Vivienda (UVIs) with an initial value based on the average construction cost of a square meter in Argentina. The value of UVIs is adjusted on a monthly basis, based on the Índice de la Construcción para el Gran Buenos Aires published by INDEC.

In 2017, the Central Bank expanded the options available to institutions to value real estate property which support mortgage loans. The UVA financing initially had a positive impact on SMEs. By the end of 2017, various financial institutions (public and private) began offering new UVA-denominated credit lines for SMEs for both working capital and for capital assets acquisitions.

In 2018, with the aim of enhancing UVA-denominated funding of financial institutions, the minimum period for deposits and other periodic investments which are normally based on UVA was reduced to 90 days.

In August 2019, the Government determined that scheduled mortgage payments for families who acquired properties with the proceeds of an UVA mortgage loan will not be adjusted by inflation until December 2019, which was subsequently extended to January 2021.

In 2020, the Government and the Central Bank adopted different measures, within the framework of policies to address the effects of the COVID-19 pandemic, aimed at protecting debtors, including the freezing of mortgage loan installments updated by the UVA index, effective from April 2020 to January 2021. Further, in order to avoid substantial leaps in the evolution of installments after the freezing period, a convergence mechanism was established, effective from February 2021 to July 2022. In order to prevent possible situations of vulnerability within that framework, financial entities must offer facilities to debtors if the installment-to-income ratio exceeds certain thresholds. According to the installment-to-income ratios declared by entities granting UVA financings, more than 90% of the debtors will face a lower than 35% installment-to-income pay down ratio in July 2022.

Regulation of the Financial Sector

The Central Bank regulates the financial sector. The Central Bank has the authority to set minimum capital, liquidity and solvency requirements, approve bank mergers, approve certain capital increases and transfers of stock, grant and revoke banking licenses and authorize the establishment of branches of foreign financial institutions in Argentina. The Central Bank also regularly monitors the activities and operations of financial institutions, requiring them to submit periodic financial reports, and is authorized to adopt regulations in accordance with the Financial Institutions Law.

The Central Bank regulates the financial sector primarily through the Superintendencia de Entidades Financieras y Cambiarias (Superintendence of Financial and Exchange Institutions), which is responsible for enforcing Argentina’s banking laws, establishing accounting and financial reporting requirements for the banking sector, monitoring and regulating the lending practices of financial institutions and establishing rules for participation of financial institutions in the foreign exchange market and the issuance of bonds and other securities.

In 2011, the Central Bank published a roadmap for the implementation of Basel III. Since then, the Central Bank has taken steps to adopt these regulations with the aim of identifying risks relating to liquidity shortages in systemically important domestic financial institutions and began implementing a comprehensive set of reform measures under Basel III that will help prevent systemic vulnerabilities. Currently, the Central Bank monitors financial institutions’ compliance with established indicators and publishes such results in a financial stability report, which is published every six-months.

During the first half of 2016, the Basel Committee on Banking Supervision carried out a periodic review of Argentina’s adoption of international standards relating to the regulation of capital and bank liquidity. The primary purpose of this review was to ensure consistent application of these standards among all Basel Committee members. In 2017 and 2018, the Basel Committee on Banking Supervision published reports reflecting Argentina’s progress in the adoption of these standards. Further, in November 2018, the Bank of International Settlement published a report describing progress with regards to the adoption of such standards, evaluating the integrity and consistency of the regulation with respect to the standards and analyzing the results of the regulations.

On January 22, 2019, the Government enacted Decree No. 62/2019, establishing procedures for the judiciary to speedily recover goods and properties acquired with proceeds obtained from criminal activities such as corruption, drug trafficking, money laundering and human trafficking.

On July 28, 2019, the Government established a register for designated terrorist organizations. The registry will operate within the Ministry of Justice and intends to offer access and exchange of information about persons, representatives and institutions linked to acts or financing of terrorism, facilitating domestic and international cooperation to prevent, combat and eradicate terrorism and its financing.

In April 2021, following the recommendations of the Financial Stability Board, the Central Bank set the guidelines for the management of cyber-attacks in the financial sector with the objective of limiting the risks associated to such incidents.

Composition of the Financial Sector

As of December 31, 2021, there were 79 financial institutions operating in Argentina. The following table sets forth the number of financial institutions operating in Argentina as of the dates specified.

Number of Financial Institutions in Operation in the Financial System, by Type

	As of December 31,
	2017	2018	2019	2020	2021
State-owned banks(1)	13	13	13	13	13
Private banks	49	50	50	51	51
Financial entities other than banks	14	14	15	15	15
Credit Institutions (Cajas de Crédito)	1	1	—	—	—

Total	77	78	78	79	79

(1)	Includes national, provincial and municipal banks.
Source:	Central Bank.

Number of Financial Institutions in Operation in the Financial System, Domestic and Foreign

	As of December 31,
	2017	2018	2019	2020	2021
National institutions(1)	52	53	53	54	54
Foreign-owned institutions(2)	25	25	25	25	25

Total	77	78	78	79	79

(1)	Includes state-owned banks, private banks and other financial institutions (such as credit unions).
(2)	Includes private foreign banks and other foreign financial entities other than banks.
Source:	Central Bank.

Assets and Liabilities of the Financial System

The following tables set forth the assets and liabilities of the Argentine financial system as of the dates specified.

Total Assets and Liabilities of the Financial System by Type of Institution

(in millions of pesos)

	As of December 31,
	2017		2018		2019		2020		2021
State-owned banks:(1)
Assets	Ps.	1,327,376	Ps.	2,206,045	Ps.	2,543,317	Ps.	4,060,819	Ps.	6,462,279
Liabilities		1,189,633		1,979,127		2,283,135		3,534,957		5,616,560

Net		137,744		226,918		260,182		525,862		845,719
Private banks:
Assets		2,072,541		3,234,660		4,091,928		6,702,994		10,124,860
Liabilities		1,818,018		2,862,124		3,459,164		5,561,498		8,324,604

Net		254,523		372,536		632,764		1,141,496		1,800,256
Financial entities other than banks:
Assets		68,866		91,100		105,906		138,356		184,071
Liabilities		59,936		79,917		88,245		113,260		149,535

Net		8,930		11,183		17,661		25,096		34,535
Total assets and liabilities:
Assets		3,468,783		5,531,805		6,741,151		10,902,169		16,771,210
Liabilities		3,067,587		4,921,168		5,830,544		9,209,715		14,090,699

Total net	Ps.	401,196	Ps.	610,637	Ps.	910,607	Ps.	1,692,454	Ps.	2,680,510

(1)	Includes national, provincial and municipal banks.
Source:	Central Bank.

Total Assets and Liabilities in the Financial System by Type of Institution

(% change from the previous period)

	As of December 31,
	2017	2018	2019	2020	2021
State-owned banks:(1)
Assets	14.9%	66.2%	15.3%	59.7%	59.1%
Liabilities	14.3	66.4	15.4	54.8	58.9

Net	20.5	64.7	14.7	102.1	60.8
Private banks:
Assets	42.9	56.1	26.5	63.8	51.0
Liabilities	42.6	57.4	20.9	60.8	49.7

Net	44.9	46.4	69.9	80.4	57.7
Financial entities other than banks:
Assets	69.5	32.3	16.3	30.6	33.0
Liabilities	79.3	33.3	10.4	28.3	32.0

Net	24.3	25.2	57.9	42.1	37.6
Total assets and liabilities:
Assets	31.1	59.5	21.9	61.7	53.8
Liabilities	30.6	60.4	18.5	58.0	53.0

Total net	35.0%	52.2%	49.1%	85.9%	58.4%

(1)	Includes national, provincial and municipal banks.
Source:	Central Bank

Assets

Total assets of the financial system increased in nominal terms by 31.1% to Ps.3,468.8 billion in 2017, 59.5% to Ps.5,532 billion in 2018, 21.9% to Ps.6,741.1 billion in 2019 and 61.7% to Ps.10,902.2 billion in 2020. In 2021, total assets of the financial system increased in nominal terms by 53.8% to Ps.16,771.2 billion.

Loan Portfolio and Risk Profile

The following tables set forth loan data by type of institution in the financial sector as of the dates specified.

Outstanding Loans by Type of Financial Institution (in millions of pesos)

	As of December 31,
	2017		2018		2019		2020		2021
State-owned banks(1)	Ps.	559,421	Ps.	802,674	Ps.	989,157	Ps.	1,277,241	Ps.	1,898,738
Private banks		1,071,810		1,398,031		1,651,170		2,171,554		3,055,176
Financial entities other than banks		59,983		77,682		84,161		106,937		138,629

Total	Ps.	1,691,214	Ps.	2,278,387	Ps.	2,724,488	Ps.	3,555,732	Ps.	5,092,543

(1)	Includes national, provincial and municipal banks.
Source:	Central Bank.

Outstanding Loans by Type of Financial Institution

(as a % of total)

	As of December 31,
	2017	2018	2019	2020	2021
State-owned banks(1)	33.1%	35.2%	36.3%	35.9%	37.3%
Private banks	63.4	61.4	60.6	61.1	60.0
Financial entities other than banks	3.5	3.4	3.1	3.0	2.7

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Includes national, provincial and municipal banks.
Source:	Central Bank.

Allocation of Outstanding Loans by Sector

(in millions of pesos)

	As of December 31,
	2017		2018		2019		2020		2021
Non-financial public sector	Ps.	37,738	Ps.	49,351	Ps.	104,130	Ps.	97,734	Ps.	120,621
Financial sector (public and private)		44,306		61,653		58,154		68,654		94,118
Non-financial private sector		1,655,049		2,254,399		2,721,102		3,608,305		5,137,193
Provisions for doubtful accounts		(45,879)		(87,016)		(158,898)		(218,961)		(259,389)

Total	Ps.	1,691,214	Ps.	2,278,387	Ps.	2.724.488	Ps.	3,555,732	Ps.	5,092,543

Source:	Central Bank.

Allocation of Outstanding Loans by Sector

(% change from the previous period)

	As of December 31,
	2017	2018	2019	2020	2021
Non-financial public sector	(28.6)%	30.8%	111.0%	(6.1)%	23.4%
Financial sector (public and private)	67.7	39.2	(5.7)	18.1	37.1
Non-financial private sector	52.4	36.2	20.7	32.6	42.4
Provisions for doubtful accounts	64.1	89.7	82.6	37.8	18.5

Total	48.7%	34.7%	19.6%	30.5%	43.2%

Source:	Central Bank

During 2017, peso-denominated loans to the private and public sectors increased by 41.8% as compared to 2016. U.S. dollar-denominated loans to the private and public sector increased by 60.9%, from U.S.$9.2 billion in 2016 to U.S.$14.8 billion in 2017. Peso-denominated loans to the private sector increased by 45.9%, from Ps.886.6 billion in 2016 to Ps.1.293 billion in 2017. The inflation for the year was 24.8%. See “—Inflation.”

During 2018, peso-denominated loans to the private and public sectors increased by 18.6% as compared to 2017. U.S. dollar-denominated loans to the private and public sector increased by 4.7%, from U.S.$14.8 billion in 2017 to U.S.$15.5 billion in 2018. Peso-denominated loans to the private sector increased by 19.1%, from Ps.1.293 billion in 2017 to Ps.1,540.5 billion in 2018. The inflation for the year was 47.6%. See “—Inflation.”

During 2019, peso-denominated loans to the private and public sectors increased by 19.4% as compared to 2018. U.S. dollar-denominated loans to the private and public sector decreased by 30.7%, from U.S.$15.5 billion in 2018 to U.S.$10.8 billion in 2019. Peso-denominated loans to the private sector increased by 17.6%, from Ps.1,540 billion in 2018 to Ps.1,811 billion in 2019. The inflation for the year was 53.8%. See “—Inflation.”

During 2020, peso-denominated loans to the private and public sectors increased by 47.1% as compared to 2019. U.S. dollar-denominated loans to the private and public sector decreased by 49.3%, from U.S.$10.8 billion in 2019 to U.S.$5.5 billion in 2020. Peso-denominated loans to the private sector increased by 49.4%, from Ps.1,811 billion in 2019 to Ps.2,705 billion in 2020. The inflation for the year was 36.1%. See “—Inflation.”

During 2021, peso-denominated loans to the private and public sectors increased by 47.5% as compared to 2020. U.S. dollar-denominated loans to the private and public sector decreased by 21.9%, from U.S.$5.5 billion in 2020 to U.S.$4.3 billion in 2021. Peso-denominated loans to the private sector increased by 47.5%, from Ps.2,705 billion in 2020 to Ps.4,003 billion in 2021. The inflation for the year was 50.9%. See “—Inflation.”

The following table sets forth information regarding loans of the financial system by risk category and type of institution.

Risk Classification of Aggregate Assets of the Financial System

by Type of Institution

(as a % of total loans, as of December 31, 2021)

	Public Banks(6)	Private Banks	Financial Companies	Financial System

Risk category:
Current(1)	95.6%	95.3%	90%	94.4%
Potentially problematic assets:
Special monitoring/low risk (2)	2.0	1.8	4.5	1.4
Problematic/medium risk(3)	1.1	1.4	2.4	0.8
At high risk of insolvency/high risk (4)	1.0	1.2	2.4	1.3
Irrecoverable (5)	0.3	0.3	0.7	2.1

Total	100.0%	100.0%	100.0%	100.0%

(1)	Includes customers who pay their obligations on time or are no more than 31 days in arrears.
(2)

Includes customers who (i) are in occasional default in meeting their obligations, with arrears of more than 31 to 90 days and (ii) were granted refinancing for the first time within a given calendar year and paid the first installment of such refinancing.

(3)	Includes customers that demonstrate some inability to pay their obligations, with arrears of more than 90 to 180 days.
(4)	Includes customers with arrears of more than 180 days up to one year.
(5)	Includes insolvent or bankrupt customers with little or no possibility of recovering the loan or with arrears of more than one year.
Source:	Central Bank.

Liabilities

Total liabilities of the financial system increased in nominal terms by 30.6% to Ps.3,067.6 billion in 2017, 60.4% to Ps.4,921,2 billion in 2018, 18.5% to Ps.5,830.5 billion in 2019, 58.0% to Ps.9,209.7 billion in 2020 and 53.0% to Ps.14,090.7 billion in 2020.

Deposits

During 2017, total deposits in Argentina’s banking system increased by 24.2% to Ps.2,446.0 billion as of December 31, 2017. Non-financial public sector deposits increased by 3.6% as of December 31, 2017. Deposits by the non-financial private sector increased 30.2%, due to a 70.2% increase in deposits in savings accounts, a 24.7% increase in term deposits and a 13.0% increase in demand deposits as of December 31, 2017.

Broken down by currency and sector, deposits were as follows as of December 31, 2017:

•	total peso-denominated deposits increased by 25.0% to Ps.1,746.2 billion compared to the same date in 2016;

•	peso-denominated deposits by the non-financial public sector increased by 21.0% to Ps.368.3 billion compared to the same date in 2016;

•	peso-denominated deposits by the non-financial private sector increased by 26.1% to Ps.1,377.9 billion compared to the same date in 2016; and

•	total dollar-denominated deposits increased by 24.9% to U.S.$30.6 billion, compared to the same date in 2016.

During 2018, total deposits in Argentina’s banking system increased by 67.0% to Ps.4,085.2 billion as of December 31, 2018, mainly driven by interest rates increases and the cancellation of Lebacs. Non-financial public sector deposits increased by 88.9% as of December 31, 2018. Deposits by the non-financial private sector increased 61.8%, due to a 75.6% increase in term deposits, a 65.4% increase in saving accounts and a 15% increase in demand deposits as of December 31, 2018.

Broken down by currency and sector, deposits were as follows as of December 31, 2018:

•	total peso-denominated deposits increased by 53.3% to Ps.2,676.2 billion compared to the same date in 2017;

•	peso-denominated deposits by the non-financial public sector increased by 97.3% to Ps.724.8 billion compared to the same date in 2017;

•	peso-denominated deposits by the non-financial private sector increased by 41.5% to Ps.1,950 billion compared to the same date in 2017; and

•	total dollar-denominated deposits increased by 7.0% to U.S.$32.7 billion, compared to the same date in 2017.

In 2019, total deposits in Argentina’s financial system increased by 18.4% to Ps.4,838.9 billion as of December 31, 2019 compared to Ps.4,085.2 billion as of December 31, 2018. Non-financial public sector deposits decreased by 11.8% as of December 31, 2019 compared to December 31, 2018. Deposits by the non-financial private sector increased by 26.5%, comprised of a 75.7% increase in demand deposits, a 16.9% increase in deposits in savings accounts and a 20.7% increase in term deposits in the eleven months ended December 31, 2019 compared to December 31, 2018.

Broken down by currency and sector (excluding the financial sector), deposits were as follows as of December 31, 2019:

•	total peso-denominated deposits by the non-financial sector increased by 20.3% to Ps.3,218.8 billion compared to the same date in 2018;

•	peso-denominated deposits by the non-financial public sector decreased by 19.2% to Ps.586.3 billion compared to 2018;

•	peso-denominated deposits by the non-financial private sector increased by 35.0% to Ps.2,632.5 billion compared to 2018; and

•	total dollar-denominated deposits by the non-financial sector decreased by 36.5% to U.S.$20.8 billion compared to 2018.

During 2019, Argentina’s context of increased economic and financial distress caused dollar-denominated deposits in the financial sector to decrease significantly and current accounts increased significantly relative to fixed terms deposits.

In 2020, total deposits in Argentina’s financial system increased by 66.4% to Ps. 8,049.6 billion as of December 31, 2020 compared to Ps.4,838.9 billion as of December 31, 2019. Non-financial public sector deposits increased by 89.0% as of December 31, 2020 compared to December 31, 2019. Deposits by the non-financial private sector increased by 62.1%, comprised of a 80.3% increase in demand deposits, a 52.8% increase in deposits in savings accounts and a 68.8% increase in term deposits in the twelve months ended December 31, 2020 compared to December 31, 2019.

Broken down by currency and sector (excluding the financial sector), deposits were as follows as of December 31, 2020:

•	total peso-denominated deposits by the non-financial sector increased by 88.5% to Ps.6,066.7 billion compared to the same date in 2019;

•	peso-denominated deposits by the non-financial public sector increased by 103.3% to Ps.1,191.7 billion compared to 2019;

•	peso-denominated deposits by the non-financial private sector increased by 85.2% to Ps.4,875.0 billion compared to 2019; and

•	total dollar-denominated deposits by the non-financial sector decreased by 14.4% to U.S.$17.8 billion compared to 2019.

During 2020, Argentina’s context of increased economic and financial distress caused dollar-denominated deposits in the financial sector to decrease significantly and current accounts increased significantly relative to fixed terms deposits.

In 2021, total deposits in Argentina’s financial system increased by 34.2% to Ps.10,803.9 billion as of December 31, 2021, compared to Ps.8,049.6 billion as of December 31, 2020. Non-financial public sector deposits increased by 32.9% as of December 31, 2021 compared to December 31, 2020. Deposits by the non-financial private sector increased by 34.6%, comprised of a 33.8% increase in demand deposits, a 25.9% increase in deposits in savings accounts and a 43.1% increase in term deposits in the twelve months ended December 31, 2021 compared to December 31, 2020.

Broken down by currency and sector (excluding the financial sector), deposits were as follows as of December 31, 2021:

•	total peso-denominated deposits by the non-financial sector increased by 58.4% to Ps.9,608.6 billion compared to the same date in 2020;

•	peso-denominated deposits by the non-financial public sector increased by 56.6% to Ps.1,865.8 billion compared to 2020;

•	peso-denominated deposits by the non-financial private sector increased by 58.8% to Ps.7,742.9 billion compared to 2020; and

•	total dollar-denominated deposits by the non-financial sector increased by 2.6% to U.S.$18.2 billion compared to 2020.

The following tables set forth information on total deposits in the financial sector as of the dates specified.

Deposits by Type of Financial Institution

(in millions of pesos)

	As of December 31,
	2017		2018		2019		2020		2021
State-owned banks(1)	Ps.	1,062,980	Ps.	1,796,873	Ps.	2,059,643	Ps.	3,278,539	Ps.	4,368,141
Private banks		1,374,885		2,275,692		2,763,659		4,745,214		6,398,477
Financial entities other than banks		8,133		12,678		15,585		25,894		37,289

Total	Ps.	2,445,998	Ps.	4,085,244	Ps.	4,838,886	Ps.	8,049,647	Ps.	10,803,906

(1)	Includes national, provincial and municipal banks.
Source:	Central Bank.

Deposits by Type of Financial Institution

(as a % of total)

	As of December 31,
	2017	2018	2019	2020	2021
State-owned banks(1)	43.5%	44.0%	42.6%	40.7%	40.4%
Private banks	56.2	55.7	57.1	58.9	59.2
Financial entities other than banks	0.3	0.3	0.3	0.3	0.3

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Includes national, provincial and municipal banks.
Source:	Central Bank.

Deposits by Sector and by Type of Deposit

(in millions of pesos)

	As of December 31,
	2017		2018		2019		2020		2021
Non-financial public sector	Ps.	457,957	Ps.	864,851	Ps.	763,198	Ps.	1,442,092	Ps.	1,916,964
Financial sector (public and private)		6,053		12,996		17,950		28,359		29,417
Non-financial private sector		1,981,988		3,207,397		4,057,738		6,579,197		8,857,525
Demand deposits		345,060		396,692		696,920		1,256,704		1,681,545
Savings accounts		845,595		1,398,264		1,634,611		2,498,286		3,144,649
Term deposits		728,811		1,279,725		1,544,710		2,606,969		3,731,704
Others		62,522		132,716		181,497		217,238		299,627

Total deposits	Ps.	2,445,998	Ps.	4,085,244	Ps.	4,838,886	Ps.	8,049,647	Ps.	10,803,906

Source:	Central Bank.

Deposits by Sector and by Type of Deposit

(% change from the previous period)

	As of December 31,
	2017	2018	2019	2020	2021
Non-financial public sector	3.6%	88.9%	(11.8)%	89.0%	32.9%
Financial sector (public and private)	11.0	114.7	38.3	58.0	3.7
Non-financial private sector	30.2	61.8	26.5	62.1	34.6
Demand deposits	13.0	15.0	75.7	80.3	33.8
Savings accounts	70.2	65.4	16.9	52.8	25.9
Term deposits	24.7	75.6	20.7	68.8	43.1
Others	(53.6)	112.3	36.2	19.7	37.9

Total deposits	24.2%	67.0%	18.4%	66.4%	34.2%

Source:	Central Bank.

Interest Rates

Interest Rates on Bank Loans

As of December 31, 2021, the annual average interbank rate on peso-denominated loans was 31.2% (as compared to 22.7% as of December 31, 2020). The overdraft current account rate increased from 29.3% as of December 31, 2020 to 35.6% as of December 31, 2021. The annual average dollar-denominated interbank rate decreased from 0.3% as of December 31, 2020 to 0.2% as of December 31, 2021.

As of December 31, 2021, nominal annual interest rates on peso-denominated personal loans decreased to 51.5% from 54.9% as of December 31, 2020 and the average interest rates on peso-denominated mortgage loans decreased from 32.3% as of December 31, 2020 to 29.7% as of December 31, 2021.

The following table sets forth information regarding average interest rates on bank loans for the periods specified.

Interest Rates on Bank Loans

(nominal annual interest rate)

	2017	2018	2019	2020	2021
Domestic currency:
Interbank(1)	25.4%	44.3%	60.2%	22.7%	31.2%
Overdraft Current Account(2)	26.6	48.6	67.3	29.3	35.6
Foreign currency:
Interbank(1)	2.6%	2.6%	3.1%	6.2%	3.6%

(1)	Average interbank rate.
(2)	Average interest rate on current account peso-denominated overdrafts.
Source:	Central Bank.

In May 2020, the Government required financial institutions to offer special credit lines to SMEs at a maximum annual interest rate of 24%. In turn, the Central Bank reduced the legal banking reserves ratio and allowed financial institutions to sell a portion of their position in Leliqs, to increase their lending capacity. As a result of such measures, the liquidity of the financial system due to Leliq and passive passes increased to 60.6% as of December 31, 2020, compared to 55.3% as of December 31, 2019. Further, the Central Bank instructed the financial institutions to grant an additional 60 days waiver to individuals with overdue commercial, consumption or mortgage debts.

In June 2020, the Government extended the suspension of fines and the closure and disqualification of bank accounts due to the rejection of checks for lack of funds until December 31, 2020. The Government also extended the limit for cash extractions from ATMs and the prohibition for banking entities to charge commissions for operations carried out at ATMs owned by other banks until September 30, 2021.

In October 2021, the Central Bank established the Nueva Línea de Inversión Productiva para MiPymes (New Productive Inversion Line for SMEs) under which the banking entities must offer up to 7.5% of private deposits to create new lines of credit (for approximately Ps.450,000 million). The program contains two financing lines: (i) one for purchasing capital goods, which accrues interest at a 30% annual rate for a two-year period and (ii) one for paying working capital, which accrues interest at a 35% annual rate.

On December 31, 2021, the Central Bank announced that financial institutions would be able to invest in Fondos Comunes de Inversión PyMEs (Mutual SME Funds) to improve the financial capacity of SMEs through the capital market. The participation of each Fondo Común de Inversión PyMEs could not exceed the 15% of the total issued amount and up to 2% of its financial responsibility.

Interest Rates on Deposits

The average nominal annual interest rate on peso-denominated term deposits decreased from 24.4% in 2016 to 19.1% in 2017. The average nominal annual interest rate on U.S. dollar-denominated term deposits decreased from 0.9% in 2016 to 0.5% in 2017. The peso BADLAR rate for private banks increased from 20.0% in December 2016 to 23.2% in December 2017.

The average nominal annual interest rate on peso-denominated term deposits increased from 19.1% in 2017 to 32.0% in 2018. The average nominal annual interest rate on U.S. dollar-denominated term deposits increased from 0.5% in 2017 to 1.0% in 2018. The peso BADLAR rate for private banks increased from 23.2% in December 2017 to 48.6% in December 2018.

The average nominal annual interest rate on peso-denominated term deposits increased from 32.0% in 2018 to 47.3% in 2019. The average nominal annual interest rate on U.S. dollar-denominated term deposits increased from 1.0% in 2018 to 1.6% in 2019. The monthly average nominal peso BADLAR rate for private banks decreased from 48.6% for the month of December 2018 to 41.7% for the month of December 2019.

The average nominal annual interest rate on peso-denominated term deposits decreased from 47.3% in 2019 to 29.4% in 2020. The average nominal annual interest rate on U.S. dollar-denominated term deposits decreased from 1.6% in 2019 to 0.8% in 2020. The monthly average nominal peso BADLAR rate for private banks decreased from 39.4% for the month of December 2019 to 34.2% for the month of December 2020.

The average nominal annual interest rate on peso-denominated term deposits increased from 29.4% in 2020 to 33.6% in 2021. The average nominal annual interest rate on U.S. dollar-denominated term deposits decreased from 0.8% in 2020 to 0.4% in 2021. The monthly average nominal peso BADLAR rate for private banks decreased from 34.2% for the month of December 2020 to 34.1% for the month of December 2021.

The following table sets forth information regarding average interest rates on bank deposits for the periods specified.

Interest Rates on Deposits, Lebacs and Leliqs

(nominal annual interest rate)

	2017	2018	2019	2020	2021
Domestic currency:
Savings deposits	0.3%	3.4%	7.2%	4.5%	7.4%
Term deposits(1)	19.1	32.0	47.3	29.4	33.6
Average deposit rate(2)	11.9	23.5	34.6	19.6	23.8
Lebac(3)	32.6	35.7	—	—	—
Leliq(4)	—	64.83	66.02	48.45	38.00
Foreign currency:
Savings deposits	0.03	0.03	0.04	0.03	0.02
Term deposits(1)	0.5	1.0	1.6	0.8	0.4
Average deposit rate(2)	0.2	0.3	0.5	0.3	0.15

(1)	Weighted average interest rate on all term deposits.
(2)	Weighted average interest rate on term deposits plus savings deposits.
(3)	Weighted average annual rate for all term Lebacs.
(4)	Weighted average annual rate for all term Leliqs.

n.a. = not available.

Source:	Central Bank.

The last operations of Lebacs in U.S. dollars and pesos took place in April 4, 2016 and November 20, 2018, respectively. See “Monetary System—Monetary Policy Measures Implemented in 2018.”

Securities Markets

In the Argentine securities market, Government bonds dominate trading activities, followed by trading of corporate equity securities and corporate bonds. Trading of other instruments such as futures and options represents only a small portion of market activity.

Regulation of the Securities Markets

The Argentine securities markets are regulated by the CNV and the stock markets. The CNV supervises all agents that carry out transactions in Argentina’s public securities markets, including brokers, public companies, mutual funds and clearinghouses, and has the authority to regulate and control the public offering of all securities, other than the primary issue of Government securities.

On December 29, 2016, the CNV authorized Bolsas y Mercados Argentinos (“ByMA”) as a market for the listing of securities through a public offering approval. The ByMA began its activities on May 23, 2017 and, subsequently, all listing of notes on the MERVAL were automatically transferred to ByMA. Currently, the primary markets are the ByMA and the Mercado Abierto Electrónico (“MAE”).

In the first half of the 1990s, changes to the legal framework provided for the issuance and trading of new financial products in the Argentine capital markets, including commercial paper, new types of corporate bonds, as well as futures and options. This period was characterized by relatively low levels of regulation of the Argentine securities market and limited enforcement. In November 2013, Congress approved the Capital Markets Law No. 26, 831, which empowered the CNV to strengthen disclosure and regulatory standards for the Argentine securities market. The new standards were introduced through changes to the CNV’s rules implemented under Resolution 622/2013. On May 9, 2018, Congress enacted Law No. 27,440 to (i) develop national capital markets to increase financing for MSMEs; (ii) promote access to housing by generating financing for mortgage loans; (iii) increase financial instruments that favor and promote long-term savings; (iv) strengthen the regulatory powers of the CNV; and (v) stimulate the federalization of capital markets through technology.

As of December 31, 2017, the market capitalization of Argentina’s main securities market for equities was U.S.$366.3 billion, a 28.7% increase compared to December 31, 2016, mainly as a result of an increase in the prices of equity securities and the completion of various primary equity offerings by Argentine issuers.

During 2018, the value of the Argentine securities was adversely affected by investors’ perceptions of the long-term effects of macroeconomic developments, which resulted in significant decreases of company valuations and increases in yields in the secondary market for debt securities of Argentine issuers. As of December 31, 2018, the market capitalization of Argentina’s main securities market for equities was U.S.$278.4 billion, a 24.0% decrease compared to December 31, 2017.

During 2019, the value of the Argentine securities was adversely affected by investors’ perceptions of the long-term effects of macroeconomic developments, which resulted in significant decreases of company valuations and increases in yields in the secondary market for debt securities of Argentine issuers. As of December 31, 2019, the market capitalization of Argentina’s main securities market for equities was U.S.$176.3 billion, a 36.7% decrease compared to December 31, 2018 when measured in U.S. dollars. Measured in pesos, the market capitalization of Argentina’s main securities market for equities remained stable in 2019, despite fewer listed companies.

During 2020, the value of the Argentine securities was adversely affected by investors’ perceptions of the long-term effects of macroeconomic developments and the impact of the COVID-19 pandemic, which resulted in significant decreases of company valuations and increases in yields in the secondary market for debt securities of Argentine issuers. As of December 31, 2020, the market capitalization of Argentina’s main securities market for equities was U.S.$112.1 billion (when measured in U.S. dollars), a 36.4% decrease compared to December 31, 2019. Measured in pesos, the market capitalization of Argentina’s main securities market for equities also decreased in 2020.

During 2021, the value of the Argentine securities was adversely affected by investors’ perceptions of the long-term effects of macroeconomic developments and the impact of the COVID-19 pandemic, which resulted in significant decreases of company valuations and increases in yields in the secondary market for debt securities of Argentine issuers.

Between December 2020 and December 2021, Argentine companies increased their capital markets financing by 43%. As of December 31, 2021, the market capitalization of Argentina’s main securities market for equities was U.S.$41.7 billion, representing a 41.4% and 79.7% increase when measured in U.S. dollars and pesos, respectively, compared to December 31, 2020.

Mutual Funds and the FGS

From 2005 to 2008, individuals, pension funds and mutual funds constituted the largest groups of investors in Argentina’s capital markets.

On November 20, 2008, Congress approved Law No. 26,425, which reformed the private pension system. Under this law, the former private pension system was absorbed and replaced by the Sistema Solidario de Reparto (Argentine Integrated Pension System), structured as a “pay as you go” system. As a result, all of the resources administered by the private pension funds, including equity interests in a wide range of listed companies, were transferred to a separate fund, the FGS, to be administered by the ANSES. The assets held in the FGS may only be used to make advances to the Government to cover unexpected budget deficits that prevent the Government (through ANSES) from honoring its obligation to make social security and pension payments. The FGS holds a wide range of financial assets, including without limitation public sector securities, shares of corporations, fixed and floating rate instruments, bonds, mutual funds, securities representing debt issued under trusts and mortgage bonds. As of December 2021, the FGS was valued at Ps.5,255 billion. Securities and obligaciones negociables (bonds) continued to be the FGS’s most important investments, representing 73.1% of the total value of the Fund.

Total Assets of the FGS

	2017		2018		2019		2020		2021
Assets (in billions of pesos)	Ps.	1,202.6	Ps.	1,648.2	Ps.	2,387.8	Ps.	3,500.6	Ps.	5,254.9
Percentage increase from previous year		37.4%		37.1%		44.8%		46.6%		50.1%

Source:	FGS.

Government Bonds

In terms of trading volume, the Argentine bond market is dominated by Government securities. The total traded amount of public bonds reached U.S.$126 billion in 2017, U.S.$118.9 billion in 2018, U.S.$159.6 billion in 2019, U.S.$218.8 billion in 2020 and U.S.$284.3 billion in 2021.

For a description of the types of bonds issued by the Government see “Public Sector Debt.”

Corporate Bonds

Corporate bonds are issued in registered form and may be denominated in local or foreign currency. Interest rates on corporate bonds may be fixed or floating and can vary substantially with market conditions and the creditworthiness of the issuer.

Equities

The Argentine equities market is regulated by the CNV. Authorized markets, following CNV standards, set the rules that corporate issuers must follow to list equity securities on those markets.

In 2017, equity total trading volume increased by 58.7% to U.S.$7.1 billion. In 2018, equity total trading volume increased by 3.6% to U.S.$7.4 billion. In 2019, equity total trading volume contracted by 41.6% to U.S.$4.3 billion compared to U.S.$7.4 billion in 2018. In 2020, equity total trading volume contracted by 16.4% to U.S.$3.6 billion compared to U.S.$4.3 billion in 2019. In 2021, equity total trading volume contracted by 14.5% to U.S.$3.1 billion compared to U.S.$3.6 billion in 2020.

The following table sets forth certain data regarding the market capitalization and average daily trading volume on the Buenos Aires Stock Exchange as of the dates specified.

Market Capitalization and Traded Amount

on the Buenos Aires Stock Exchange

(in millions of U.S. dollars, unless otherwise specified)

	As of December 31,
	2017		2018		2019		2020		2021
Market capitalization (in billions of U.S. Dollars)	U.S.$	366.3	U.S.$	185.6	U.S.$	37.1	U.S.$	29.5	U.S.$	41.7
Average daily traded amount		624.6		628.9		857.5		1,695.7		2,339.2
Shares		28.6		33.1		17.9		14.9		12.6
Corporate bonds		18.5		16.5		18.5		121.3		281.2
Public bonds		504.3		507.2		627.0		897.3		1,165.1
Others(1)		73.2		72.1		194.1		662.1		880.2
Total traded amount(2)		155,317		146,721		214,049		414,672		570,759
Shares		7,133		7,386		4,313		3,607		3,085
Corporate bonds		4,579		3,862		4,670.2		31,321		68,611
Public bonds		125,988		118,886		159,619.4		218,854		284,291
Others(1)	U.S.$	17,618	U.S.$	16,588	U.S.$	45,446	U.S.$	160,890	U.S.$	214,772

(1)	Includes mutual funds, index futures, options and others.
(2)	Total traded amounts for each year.
Source:	Buenos Aires Stock Exchange.

PUBLIC SECTOR FINANCES

Introduction

Argentina’s public sector comprises national, provincial and municipal entities. These entities are divided into the non-financial public sector and the financial public sector. The non-financial public sector consists of national, provincial and municipal administrations, state-owned enterprises, certain public agencies and special-purpose fiduciary funds. The National Administration, in turn, is composed of the Central Administration, decentralized agencies and social security institutions (including former provincial pension funds). The financial public sector consists of the Central Bank, the Banco de la Nación Argentina, the BICE and ten other public financial entities (including provincial and municipal banks).

The chart below sets forth the organizational structure of Argentina’s public sector, excluding the non-financial municipal sector.

The Central Administration comprises the executive, legislative and judicial branches of the Government, including the public ministries. National decentralized agencies include governmental institutions, such as the Administración Federal de Ingresos Públicos (“AFIP”) with a budget, revenues and expenditures separate from the Central Administration. The national social security institutions consist of the ANSES, which is a self-governing entity, the Armed Forces Pension Fund and the Federal Police Pension Fund. As of the date of this Annual Report, ten provinces and the City of Buenos Aires had transferred their social security obligations to ANSES.

The national public accounts reflect the consolidated results of the non-financial national public sector.

Argentina’s provincial and local authorities are independent from the Government and maintain separate fiscal accounts. Accordingly, the fiscal results of the provinces and local governments are not reflected in the national public accounts. The Central Administration, however, is legally required to transfer a portion of its revenues to the provinces and from time to time has also provided other forms of financial assistance to the provinces. See “—Fiscal Relations with the Provinces.”

Except as otherwise specified in the discussion below, the national public accounts are presented using a cash-basis method, which computes revenues and expenditures in the period in which cash flows take place, regardless of the period in which they were accrued. In the discussion of the National Public Accounts below and throughout this Annual Report, the non-financial national public sector is referred to as the “Government.” Additionally, we refer to the fiscal balance of the non-financial national public sector as the “primary fiscal balance.” This primary fiscal balance does not reflect the issuance of Bocones, a debt instrument issued by the Government to discharge a portion of its payment obligations (e.g., with suppliers) or interest payments. The overall balance of the non-financial national public sector includes interest payments unless otherwise specified.

National Public Accounts

Overview

Since 2016, fiscal results are presented such that (i) transfers from the Central Bank and FGS to the Government are excluded from total fiscal revenues, (ii) intra-public sector interest payments on public debt made by the Government are excluded from total primary expenditures and (iii) tax revenues are presented net of revenues and transfers co-participated with the provinces, pension contributions, subsidies and social security transfers of the Government. Information below for years prior to 2016, employs data using the new reporting methodology described above.

Amounts in the discussion of fiscal results below are those set forth in the immediately following tables, with the exception of references to revenues from social security taxes, value-added taxes (“VAT”), income taxes, taxes on goods and services and taxes on fuel, each of which relate to data set forth in the table titled “Composition of Tax Revenues” presented in “—Tax Regime,” which include revenues (and transfers) “co-participated” with the provinces (see “—Fiscal Relations with the Provinces”) and pension contributions mandated by the Argentine Integrated Pension System.

Evolution of Fiscal Results: 2017 to 2021

From 2017 to 2021, the Government recorded deficits in both the primary fiscal balance and the overall balance. After declining, as a percentage of GDP, from 22.1% in 2017 to 18.3% in 2019, primary expenditures increased to 23.7% of GDP in 2020. Such increase was mainly due to the funding of social programs and increases in social security benefits to address the impact of the COVID-19 pandemic. In 2021, primary expenditures decreased to 20.5% of GDP.

National Public Accounts

(in millions of pesos)

	2017		2018		2019		2020		2021
Fiscal revenue
Current revenue:
National Administration taxes(1)	Ps.	1,117,613	Ps.	1,414,607	Ps.	2,209,307	Ps.	2,868,196	Ps.	5,128,525
Social security tax(1)		727,254		901,922		1,224,439		1,533,019		2,382,291
Net operating result from state-owned enterprises		(46,641)		(70,981)		(84,725)		(142,481)		(363,735)
Other non-tax revenue(2)		150,446		271,828		383,686		344,730		1,355,145

Capital revenue(3)		2,770		12,202		119,642		95,509		14,180

Total fiscal revenues(4)	Ps.	1,951,442	Ps.	2,529,579	Ps.	3,852,349	Ps.	4,698,974	Ps.	8,516,405

Primary expenditures(5)
Current expenditures:
National Administration wages		333,193		400,835		536,937		696,030		1,078,560
Goods and services		104,349		134,995		168,399		216,761		461,544
Social security(6)		1,022,541		1,291,678		1,866,686		2,613,832		3,709,542
Transfers to provinces		82,660		79,266		130,846		363,729		418,836
Other transfers(7)		599,858		738,462		994,296		2,267,478		3,144,573
Other expenditures		5,049		13,034		13,944		11,475		32,531
Capital expenditures		207,934		210,296		236,362		279,626		651,058

Total primary expenditures		2,355,584		2,868,566		3.947,470		6,448,931		9,496,646

Primary fiscal balance	Ps.	(404,142)	Ps.	(338,987)	Ps.	(95,122)	Ps.	(1,749,957)	Ps.	(980,240)
Interest payments(8)		224,907		388,940		724,285		542,873		684,241
Privatization proceeds		—		—		—		—		—

Overall balance of non-financial public sector(9)	Ps.	(629,050)	Ps.	(727,927)	Ps.	(819,407)	Ps.	(2,292,831)	Ps.	(1,664,482)

(1)

Data set forth in this table differs from the data presented in the tables titled “Composition of Tax Revenues” because it excludes revenues (and transfers) co-participated with the provinces and because it is published after the data set forth in the “Composition of Tax Revenues” table and thus reflects updated information.

(2)

Excludes transfers from the Central Bank and the FGS and includes sale of goods and services of the public administration, operational revenues, current transfers and other transfers. The increase in other non-tax revenue in 2021 reflects a Ps.439,043.6 million income from the extraordinary allocation of Special Drawing Rights (SDR) by IMF in the context of the global crisis caused by the COVID-19 pandemic.

(3)	Excludes revenues from privatization.
(4)	Includes pension contributions mandated by the Argentine Integrated Pension System.
(5)

The Government discharges certain of its payment obligations (e.g., with suppliers) by issuing bonds known as Bocones. Bocones constitute bonds to be paid in the future rather than cash payments, and were not recorded as primary expenditures in the periods presented in this table or reflected as part of the overall balance of the non-financial public sector. The amount of Bocones issued in 2017, 2018, 2019, 2020 and 2021 was Ps.1.7 billion, Ps.1.1 billion, Ps.2.0 billion, Ps.10.4 billion and Ps.3.9 billion, respectively. The increase in Bocones issued in 2020 was mainly driven by issuances aimed at repaying suppliers of medicines and other health products.

(6)

Amounts presented under “Social security” in this table are calculated on a cash basis and therefore differ from the data presented in the table entitled “Composition of National Public Expenditures,” which are calculated using the accrual method of accounting and correspond to the National Administration.

(7)	Includes transfers to the private sector (including subsidies), to the public sector (e.g., transfers to universities), under the Heads of Households Program and to state-owned companies.
(8)	Excludes intra-public sector interest payments and includes interest payments on bonds issued pursuant to the 2005 Debt Exchange and the 2010 Debt Exchange.
(9)	The overall balance of the non-financial public sector equals the primary fiscal balance minus interest payments.
Source:	Ministry of Economy.

National Public Accounts

(% of Nominal GDP)

	2017	2018	2019	2020	2021
Fiscal revenue
Current revenue:
National Administration taxes(1)	10.5%	9.6%	10.2%	10.5%	11.1%
Social security tax(1)	6.8	6.1	5.7	5.6	5.1
Net operating result from state-owned enterprises	(0.4)	(0.5)	(0.4)	(0.5)	(0.8)
Other non-tax revenue(2)	1.4	1.8	1.8	1.3	2.9
Capital revenue(3)	—	0.1	0.6	0.4	—
Total fiscal revenues(4)	18.3	17.2	17.9	17.3	18.4
Primary expenditures(5)
Current expenditures:
National Administration wages	3.1	2.7	2.5	2.6	2.3
Goods and services	1.0	0.9	0.8	0.8	1.0
Social security(6)	9.6	8.8	8.7	9.6	8.0
Transfers to provinces	0.8	0.5	0.6	1.3	1.0
Other transfers(7)	5.6	5.0	4.6	8.3	6.8
Other expenditures	0.0	0.1	0.1	—	0.1
Capital expenditures	2.0	1.4	1.1	1.0	1.4

Total primary expenditures	22.1	19.5	18.3	23.7	20.5

Primary fiscal balance	(3.8)	(2.3)	(0.4)	(6.4)	(2.1)
Interest payments(8)	2.1	2.6	3.4	2.0	1.5
Privatization proceeds	—	—	—	—	—

Overall balance of non-financial public sector(9)	(5.9)%	(4.9)%	(3.8)%	(8.4)%	(3.6)%

(1)

Data set forth in this table differs from the data presented in the tables titled “Composition of Tax Revenues” because it excludes revenues (and transfers) co-participated with the provinces and because it is published after the data set forth in the “Composition of Tax Revenues” tables and thus reflects updated information.

(2)

Excludes transfers from the Central Bank and the FGS and includes sale of goods and services of the public administration, operational revenues, current transfers and other transfers. The increase in other non-tax revenue in 2021 reflects a Ps.439,043.6 million income from the extraordinary allocation of Special Drawing Rights (SDR) by IMF in the context of the global crisis caused by the COVID-19 pandemic.

(3)	Excludes revenues from privatization.
(4)	Includes pension contributions mandated by the Argentine Integrated Pension System.
(5)

The Government discharges certain of its payment obligations (e.g., with suppliers) by issuing bonds known as Bocones. Bocones constitute bonds to be paid in the future rather than cash payments, and were not recorded as primary expenditures in the periods presented in this table or reflected as part of the overall balance of the non-financial public sector. The amount of Bocones issued in 2017, 2018, 2019, 2020 and 2021 was Ps.1.7 billion, Ps.1.1 billion, Ps.2.0 billion, Ps 10.4 billion and Ps.3.9 billion, respectively. The increase in Bocones issued in 2020 was mainly driven by issuances aimed at repaying suppliers of medicines and other health products.

(6)

Amounts presented under “Social security” in this table are calculated on a cash basis and therefore differ from the data presented in the table entitled “Composition of National Public Expenditures,” which are calculated using the accrual method of accounting and correspond to the National Administration.

(7)	Includes transfers to the private sector (including subsidies), to public sector entities (e.g., transfers to universities), to the Heads of Households Program and to state-owned companies.
(8)	Excludes intra-public sector interest payments Includes interest payments on bonds issued pursuant to the 2005 Debt Exchange and the 2010 Debt Exchange.
(9)	The overall balance of the non-financial public sector equals the primary fiscal balance minus interest payments.
Source:	Ministry of Economy.

In 2017, the primary balance recorded a deficit of 3.8% of nominal GDP and the overall balance recorded a deficit of 5.9% of nominal GDP. In 2018, the primary balance recorded a deficit of 2.3% of nominal GDP and the overall balance of the non-financial public sector recorded a deficit of 4.9% of nominal GDP. In 2019, the primary balance recorded a deficit of 0.4% of nominal GDP and the overall balance recorded a deficit of 3.8% of nominal GDP. In 2020, the primary balance recorded a deficit of 6.4% of nominal GDP and the overall balance recorded a deficit of 8.4% of nominal GDP. In 2021, the primary balance recorded a deficit of 2.1% of nominal GDP and the overall balance recorded a deficit of 3.6% of nominal GDP.

Fiscal Result of 2017 Compared to Fiscal Results of 2016

Primary fiscal balance. The primary fiscal deficit recorded for 2017 was Ps.404.1 billion, compared to a deficit of Ps.343.5 billion for 2016. Total revenues increased by 23.1% in 2017, while primary expenditures (excluding interest payments) increased by 22.1%.

Fiscal revenues. In 2017, fiscal revenues increased by 23.1% to Ps.1,951.4 billion from Ps.1,585.3 billion in 2016. This increase was mainly driven by an increase in revenues generated by VAT, social security taxes and income tax.

Primary expenditures. In 2017, primary expenditures (excluding interest payments) of the Government increased by 22.1% to Ps.2,355.6 billion in 2017 from Ps.1,928.8 billion in 2016. This increase was mainly due to the following factors:

•

social security outlays, which accounted for approximately 67.4% of the overall increase in expenditures, increased by 39.2%, from Ps.734.7 billion in 2016 to Ps.1,022.5 billion in 2017, mainly as a result of increases in pension payments provided by law;

•

other transfers (including external sector transfers, private sector subsidies and transfers to autonomous public entities such as universities), which accounted for approximately 6.3% of the overall increase, increased by 4.7%, from Ps.573.1 billion in 2016 to Ps.599.9 billion in 2017. This increase was mainly due to an increase in certain subsidies, in particular, subsidies to the transport sector. During 2017, transfers to the energy sector decreased by 39.9% as compared to the previous year. The increase in other transfers was also driven by the increase in outlays to social security payments, particularly through the Universal Child Allowance and Universal Pregnancy Allowances, transfers to universities and the Plan Nacional de Inversiones Hidrocarburíferas (National Plan for Hydrocarbon Investments) designed to stimulate the production and export of gas and oil; and

•

national administration wages, which accounted for approximately 15.6% of the total increase, increased by 24.9% from Ps.266.8 billion in 2016 to Ps.333.2 billion in 2017. Capital expenditures, increased from Ps.182.0 billion in 2016 to Ps.207.9 billion in 2017.

Overall fiscal balance. The overall fiscal balance of the Government recorded a deficit of Ps.629.1 billion in 2017, compared to a deficit of Ps.474.8 billion in 2016.

Fiscal Result of 2018 Compared to Fiscal Results of 2017

Primary fiscal balance. The primary fiscal deficit recorded for 2018 was Ps.339.0 billion, compared to a deficit of Ps.404.1 billion for 2017. Total revenues increased by 29.6% in 2018, while primary expenditures (excluding interest payments) increased by 21.8%.

Fiscal revenues. In 2018, fiscal revenues increased by 29.6% to Ps.2,529.6 billion from Ps.1,951.4 billion in 2017. This increase was mainly driven by an increase in revenues generated by VAT, tax on financial transactions and imports and exports taxes.

Primary expenditures. In 2018, primary expenditures (excluding interest payments) of the Government increased by 21.8% to Ps.2,868.6 billion in 2018 from Ps.2,355.6 billion in 2017. This increase was mainly due to the following factors:

•

social security outlays, which accounted for approximately 52.5% of the overall increase in expenditures, increased by 26.3%, from Ps.1,022.5 billion in 2017 to Ps.1,291.7 billion in 2018, mainly as a result of increases in pension payments provided by law;

•

other transfers (including external sector transfers, private sector subsidies and transfers to autonomous public entities such as universities), which accounted for approximately 27.0% of the overall increase, increased by 23.1%, from Ps.599.9 billion in 2017 to Ps.738.5 billion in 2018. This increase was mainly due to an increase in certain subsidies, in particular, transfers to the energy sector, which increased by 41.6% as compared to the previous year. The increase in other transfers was also driven by the increase in outlays to social security payments, particularly through the Universal Child Allowance and Universal Pregnancy Allowances; and

•

national administration wages, which accounted for approximately 13.2% of the total increase, increased by 20.3% from Ps.333.2 billion in 2017 to Ps.400.8 billion in 2018. Capital expenditures, increased from Ps.207.9 billion in 2017 to Ps.210.3 billion in 2018.

Overall fiscal balance. The overall fiscal balance of the Government recorded a deficit of Ps.727.9 billion in 2018, compared to a deficit of Ps.629.1 billion in 2017.

Fiscal Result of 2019 Compared to Fiscal Results of 2018

Primary fiscal balance. The primary fiscal deficit recorded for 2019 was Ps.95.1 billion, compared to a deficit of Ps.339.0 billion for 2018. Total revenues increased by 52.3% in 2019, while primary expenditures (excluding interest payments) increased by 37.6%.

Fiscal revenues. In 2019, fiscal revenues increased by 52.3% to Ps.3,852.3 billion from Ps.2,529.6 billion in 2018. This increase was mainly driven by an increase in revenues generated by VAT, imports and exports taxes and social security taxes.

Primary expenditures. In 2019, primary expenditures (excluding interest payments) of the Government increased by 37.6% to Ps.3,947.5 billion in 2019 from Ps.2,868.6 billion in 2018. This increase was mainly due to the following factors:

•

social security outlays, which accounted for approximately 53.3% of the overall increase in expenditures, increased by 44.5%, from Ps.1,291.7 billion in 2018 to Ps.1,866.7 billion in 2019, mainly as a result of increases in pension payments provided by law;

•

other transfers (including external sector transfers, private sector subsidies and transfers to autonomous public entities such as universities), which accounted for approximately 23.7% of the overall increase, increased by 34.6%, from Ps.738.5 billion in 2018 to Ps.994.3 billion in 2019. This increase was mainly due to an increase in outlays to social security payments, particularly through the Universal Child Allowance and Universal Pregnancy Allowances;

•	national administration wages, which accounted for approximately 12.6% of the total increase, increased by 34.0% from Ps.400.8 billion in 2018 to Ps.536.9 billion in 2019; and

•	capital expenditures, increased from Ps.210.3 billion in 2018 to Ps.236.4 billion in 2019.

Overall fiscal balance. The overall fiscal balance of the Government recorded a deficit of Ps.819.4 billion in 2019, compared to a deficit of Ps.727.9 billion in 2018.

Fiscal Result of 2020 Compared to Fiscal Results of 2019

Primary fiscal balance. The primary fiscal deficit recorded for 2020 was Ps.1,749.9 billion, compared to a deficit of Ps.95.1 billion for 2019. Total revenues increased by 22.0% in 2020, while primary expenditures (excluding interest payments) increased by 63.4%, reflecting the measures adopted by the Government to address the impact of the COVID-19 pandemic. See “The Argentine Economy—Measures Designed to Address the COVID-19 Pandemic.”

Fiscal revenues. In 2020, fiscal revenues increased by 22.0% to Ps.4,698.9 billion from Ps.3,852.3 billion in 2019. The increase in revenues generated by VAT, imports and exports taxes and social security taxes evidences the adverse impact of the COVID-19 pandemic on economic activities.

Primary expenditures. In 2020, primary expenditures (excluding interest payments) of the Government increased by 63.4% to Ps.6,448.9 billion in 2020 from Ps.3,947.5 billion in 2019. This increase was mainly due to the following factors:

•

other transfers (including external sector transfers, private sector subsidies and transfers to autonomous public entities such as universities), which accounted for approximately 50.9% of the overall increase in expenditures, increased by 128.0%, from Ps.994.3 billion in 2019 to Ps.2,267.5 billion in 2020. This increase was mainly due to an increase in outlays to social security payments, particularly through the Universal Child Allowance, Universal Pregnancy Allowances, Emergency Family Income and Programa de Asistencia al Trabajo y la Producción (Assistance Program for Work and Production), to mitigate the economic effects of the measures deployed by the Government to prevent the spread of COVID-19;

•

social security outlays, which accounted for approximately 29.9% of the overall increase in expenditures, increased by 40.0%, from Ps.1,866.7 billion in 2019 to Ps.2,613.8 billion in 2020, mainly as a result of increases in pension payments mandated by law;

•	national administration wages, which accounted for approximately 6.4% of the overall increase in expenditures, increased by 29.6% from Ps.536.9 billion in 2019 to Ps.696.0 billion in 2020; and

•	capital expenditures, increased from Ps.236.4 billion in 2019 to Ps.279.6 billion in 2020.

Overall fiscal balance. The overall fiscal balance of the Government recorded a deficit of Ps.2,292.8 billion in 2020, compared to a deficit of Ps.819.4 billion in 2019.

Fiscal Result of 2021 Compared to Fiscal Results of 2020

Primary fiscal balance. The primary fiscal deficit recorded for 2021 was Ps.980.2 billion, compared to a deficit of Ps.1,749.9 billion for 2020. Total revenues increased by 81.2% in 2021, while primary expenditures (excluding interest payments) increased by 47.3%.

Fiscal revenues. In 2021, fiscal revenues increased by 81.2% to Ps.8,516.4 billion from Ps.4,698.9 billion in 2020. The increase was mainly due to an increase in revenues generated by (i) VAT, imports and exports taxes and social security taxes, (ii) the tax modifications introduced by the Solidarity Law (see “—Tax Regime—Tax Modifications Introduced by the Solidarity Law”), (iii) a U.S.$439.0 billion extraordinary allocation of special-drawing rights by the IMF, mainly to mitigate the impact of the global crisis caused by the COVID-19 pandemic, and (iv) the enactment of Law No.27,605, which created a solidary and extraordinary contribution by higher income sectors levied on the assets of individuals and undivided estates.

Primary expenditures. In 2021, primary expenditures (excluding interest payments) of the Government increased by 47.3% to Ps.9,496.6 billion in 2021 from Ps.6,448.9 billion in 2020. This increase was mainly due to the following factors:

•

social security outlays, which accounted for approximately 36.0% of the overall increase in expenditures, increased by 41.9%, from Ps.2,613.8 billion in 2020 to Ps.3,709.5 billion in 2021, mainly as a result of increases in pension payments mandated by law;

•	national administration wages, which accounted for approximately 12.6% of the overall increase in expenditures, increased by 55.0% from Ps.696.0 billion in 2020 to Ps.1,078.5 billion in 2021;

•

other transfers (including external sector transfers, private sector subsidies and transfers to autonomous public entities such as universities), which accounted for approximately 28.8% of the overall increase in expenditures, increased by 38.7%, from Ps.2,267.5 billion in 2020 to Ps.3,144.5 billion in 2021. This increase was mainly due to an increase in outlays to social security payments to mitigate the economic effects of the measures deployed by the Government to prevent the spread of COVID-19, including:

•	extraordinary social security payments made during May, April, August and December to beneficiaries of lower income pensions and retirement benefits, to mitigate the effects of the COVID-19 pandemic;

•	distribution of Ps.90.9 billion in food cards within the framework of the national food emergence, which has been extended until December 31, 2022;

•

payment of an extraordinary Ps.15,000 subsidy to Universal Child Allowance beneficiaries and single-taxpayers that are beneficiaries of family allowances, as well as a supplemental monthly payment to Universal Child Allowance beneficiaries of lower income;

•	disbursements for Ps.149.4 billion under the Plan Potenciar Trabajo (Plan to Boost Employment), to encourage employment and new productive projects; and

•	capital expenditures, increased from Ps.279.6 billion in 2020 to Ps.651.0 billion in 2021.

Overall fiscal balance. The overall fiscal balance of the Government recorded a deficit of Ps.1,664.4 billion in 2021, compared to a deficit of Ps.2,292.8 billion in 2020.

Tax Regime

Overview

In Argentina, the legal authority to impose taxes is shared by Congress, the provincial legislatures and, within certain limits, the municipalities.

Federal taxes must be authorized by an act of Congress, although the executive branch is empowered to issue regulations and decrees necessary to implement congressional legislation. Argentina does not have a federal revenue code; instead, separate laws, which are amended frequently, govern different categories of taxes. The Ministry of Economy is responsible for the collection of federal fiscal revenues. The Ministry of Economy carries out this task mainly through the AFIP.

Data set forth in this section differs from the data presented in “—National Public Accounts” section because this data includes revenues (and transfers) “co-participated” with the provinces. See “—Fiscal Relations with the Provinces.”

Composition of Tax Revenues

The Government levies the following taxes:

•	VAT on goods and services;

•	income taxes;

•	social security taxes;

•	taxes on foreign trade;

•	taxes on capital;

•	taxes on fuel; and

•	other taxes on goods and services (such as consumption taxes, taxes on financial transactions.

In 2020, the Government levied an extraordinary net worth tax (Impuesto PAÍS) that targeted high net worth individuals. See “—Tax Modifications Introduced by the Solidarity Law.”

Traditionally, the Government derived most of its revenue from VAT, social security contributions and income taxes.

Tax revenues for the year ended December 31, 2021 totaled Ps.11,140.8 billion, an increase of 65.6% as compared to 2020. The increase was primarily the result of:

•	increases in nominal wages of the public and private sectors;

•	increases in prices of products and services;

•	increase in the nominal exchange rate;

•	the levying of the Impuesto PAÍS;

•	increases in collection of foreign trade taxes, export and import duties;

•	the levying of the Aporte Solidario y Extraordinario to mitigate the effects of the COVID-19 pandemic; and

•	the introduction of reforms through the Solidarity Law, which increased revenues by encouraging a more progressive taxation system.

During 2021:

•	revenues from taxes on financial transactions increased by 65.9%, mainly as a result of a nominal increase in banking transactions;

•	VAT revenues increased by 70.2%;

•

social security taxes increased by 54.9%, mainly due to an increase in taxable wages (in nominal terms), which was partially offset by additional deductions to the taxable base, applicable to employers with up to 25 employees, as well as certain benefits granted to employers whose activities were affected by the COVID-19 pandemic;

•

income tax revenues increased by 59.9%, primarily due to larger (in nominal terms) income tax advances and payments made by companies and individuals, tax collections on financial income and an increase in tax revenues driven by a revaluation of taxable assets;

•	capital tax revenues increased by 35.0%, mainly due to a 34.4% increase in personal assets compared to 2020, which were driven by increases in corporate dividend payments;

•	revenues from international trade and transactions increased by 99.8% compared to 2020;

•

import duty revenues increased by 85.7%, mainly driven by an increase in the nominal exchange rate, which was partially offset by a decrease in imports measured in dollars and tax exemptions on certain goods destined to attend the effects of the COVID-19 outbreak; and

•	export duty revenues increased by 148.5%, mainly due to an increase in the nominal exchange rate, as well as an increase in exports’ prices and volumes.

The year-on-year increase in tax revenues and social security contributions was mainly due to (i) an increase in prices, exchange rates, wages and levels of activity, and (ii) the negative impact of the COVID-19 pandemic and the exceptional measures adopted by the Government in connection therewith.

The following tables set forth the composition of the Government’s tax revenues for the periods specified.

Composition of Tax Revenues

(in millions of pesos)

	2017		2018		2019		2020(3)		2021(3)
VAT	Ps.	765,336	Ps.	1,104,580	Ps.	1,532,597	Ps.	1,905,385	Ps.	3,243,608
Tax on Financial Transactions		172,838		234,300		349,559		452,459		750,414
Social security taxes(1)		733,527		914,436		1,225,664		1,548,052		2,398,126
Taxes on income		555,023		742,052		1,096,521		1,467,303		2,346,646
Corporate income tax		294,546		399,210		587,272		755,545		1,151,650
Personal income tax		234,117		294,318		429,882		632,275		999,343
Other		26,360		48,524		79,367		79,483		195,653
Import and export taxes		141,373		227,427		570,669		725,773		1,450,171
Taxes on capital		22,786		15,296		32,383		209,929		283,469
Taxes on fuel		102,846		116,409		161,666		195,659		356,273
Other taxes on goods and services		91,856		103,819		136,602		215,293		335,975
Other		61,408		12,348		26,026		38,429		42,114

Tax regularization		46,131		(8,646)		(1,070)		6,215		5,262
Other		15,277		20,994		27,095		32,214		36,852
Gross tax revenues(2)		2,646,993		3,470,667		5,131,687		6,758,283		11,206,796
Tax refunds		(24,953)		(34,600)		(29,270)		(32,182)		(65,950)

Net tax revenues	Ps.	2,622,040	Ps.	3,436,067		Ps.5,102,417	Ps.	6,726,101	Ps.	11,140,846

(1)	Include pension contributions resulting from the Argentine Integrated Pension System.
(2)

Gross tax revenues include certain tax revenues that are collected in a given year and later refunded, such as VAT and income tax, which are refundable in certain circumstances. These refunds are deducted from gross tax revenues to calculate net tax revenues.

(3)	Preliminary data.
Source:	Ministry of Economy.

Composition of Tax Revenues

(% of total Government fiscal revenues)

	2017	2018	2019	2020(3)	2021(3)
VAT	29.2%	32.1%	30.0%	28.3%	29.1%
Tax on Financial Transaction	6.6	6.8	6.9	6.7	6.7
Social security taxes(1)	28.0	26.6	24.0	23.0	21.5
Taxes on income	21.2	21.6	21.5	21.8	21.1
Corporate income tax	11.2	11.6	11.5	11.2	10.3
Personal income tax	8.9	8.6	8.4	9.4	9.0
Other	1.0	1.4	1.6	1.2	1.8
Import and export taxes	5.4	6.6	11.2	10.8	13.0
Taxes on capital	0.9	0.4	0.6	3.1	2.5
Taxes on fuel	3.9	3.4	3.2	2.9	3.2
Other taxes on goods and services	3.5	3.0	2.7	3.2	3.0
Other	2.3	0.4	0.5	0.6	0.4

Tax regularization	1.8	(0.3)	—	0.1	—
Other	0.6	0.6	0.5	0.5	0.3
Gross tax revenues (2)	101.0	101.0	100.6	100.5	100.6
Tax refunds	(1.0)	(1.0)	(0.6)	(0.5)	(0.6)

Net tax revenues	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Include pension contributions resulting from the Argentine Integrated Pension System.
(2)

Gross tax revenues include certain tax revenues that are collected in a given year and later refunded, such as VAT and income tax, which are refundable in certain circumstances. These refunds are deducted from gross tax revenues to calculate net tax revenues.

(3)	Preliminary data.
Source:	Ministry of Economy.

The information below is a brief description of the principal taxes levied by the Government as of December 2021 except for social security taxes. For a description of social security taxes see “—Social Security.”

Value Added Tax

VAT is levied on sales of goods and services within Argentina, and the rendering of services abroad when the effective use of those services takes place in Argentina and the provider of the service is registered as a VAT taxable person. VAT is also applied on imports of consumer products and on digital services with effective use in the Republic.

As of December 31, 2021, the general VAT rate was 21.0%. An increased rate of 27.0% applies to the provision of gas, electricity, water, sewage and telecommunications services for non-residential purposes. A reduced rate of 10.5% applies in certain cases, including housing projects, the sale of livestock and other agricultural products, the sale of capital goods and certain financial revenues and expenses.

The Government also levies certain taxes on the consumption of certain goods and services. The following table sets forth a sample of the tax rates applicable to certain products.

Composition of Taxes on Goods and Services

Product	Rate (%)
Goods
Tobacco products	20-70
Alcoholic beverages	8–26
Non-alcoholic beverages (including extracts, concentrates and mineral water)	4–8
Luxury items	20
Recreational sporting equipment (including private planes and yachts)	0–20
Electronic products	17
Cars, engines and motorcycles	0–35
Services
Insurances	1–23
Satellite and Cell phones (mobile phones)	5

Source:	Ministry of Economy.

Taxes on Financial Transactions

The tax on financial transactions was introduced in 2001 as an exceptional measure and has become an important source of revenue for the Government. The tax is levied on the full amount of most financial transactions, with certain limited exemptions. The standard tax rate is 0.6% for credits and debits from checking accounts and 1.2% for transfers of funds and other cash transfers. The tax on financial transactions was originally scheduled to expire in December 2002, but Congress extended the expiration date on several consecutive occasions. As a result, the tax on credits and debits from checking accounts will remain in force until December 31, 2022. Proceeds of this tax have been earmarked to the social security system/pension payments.

Taxes on Income, Utilities and Capital Gains

Argentine residents and corporations domiciled in Argentina are subject to income tax on their worldwide income. Nonresidents are subject to income tax on Argentine sourced income.

The income of national, provincial or local authorities, as well as non-profit organizations (including cooperatives, religious institutions and foundations), is exempt from income tax. The Government has exempted or created special incentives (in the form of tax breaks) for projects carried out in certain locations, such as Tierra del Fuego, and for certain economic activities, such as public transportation and garbage collection.

There are two main categories of taxes on income in Argentina:

•	Impuesto a las ganancias (income tax)

•	Individuals that are Argentine residents for income tax purposes are taxed on their worldwide income at progressive rate according to the following scale:

Accumulated taxable net income
From		To		Fixed amount payable		Additional percentage per step of the scale(1)
Ps.	0	Ps.	64,532.64	Ps.	0	5%
	64,532.64		129,065.29		3,226.63	9
	129,065.29		193,597.93		9,034.57	12
	193,597.93		258,130.58		16,778.49	15
	258,130.58		387,195.86		26,458.39	19
	387,195.86		516,261.14		50,980.79	23
	516,261.14		774,391.71		80,665.80	27
	774,391.71		1,032,522.30		150,362.06	31
Ps.	1,032,522.30		Onwards	Ps.	230,381.54	35%

(1)

The additional percentage per step of the scale applies to the differential between the income earned by an individual and the floor or the applicable step. For example, an individual earning Ps.250,000 is required to pay income tax in an amount equal to Ps.16,778.49, plus 15% of Ps.56,402.07 (i.e., the difference between Ps.250,000 and 193,597.93).

•	Non-resident individuals and entities are taxed on Argentine sourced income (including income that is presumed to be Argentine sourced) at a rate of 35%.

•

Individuals and undivided estates are taxed on (i) dividends and remittances at a tax rate of 7%, (ii) gains realized on real estate sales involving property acquired on or after January 1, 2018 at a rate of 15%, and (iii) net gains derived from trade of securities and digital currencies at a tax rate that ranges from 5% to 15%.

•	Corporations and other business entities are taxed on their worldwide net income at progressive rate according to the following scale:

Accumulated taxable net income
From		To		Fixed amount payable		Additional percentage per step of the scale(1)
Ps.	0	Ps.	5,000,000	Ps.	0	25%
	5,000,000		50,000,000		1,250,000	30
Ps.	50,000,000		Onwards	Ps.	14,750,000	35%

(1)

The additional percentage per step of the scale applies to the differential between the income earned by a corporation and the floor or the applicable step. For example, a corporation earning Ps.40,000,000 is required to pay income tax in an amount equal to Ps.1,250,000, plus 30% of Ps.35,000,000 (i.e., the difference between Ps.40,000,000 and 5,0000,000).

•	Branches of a foreign companies are also subject to an additional tax at a rate of 7% at the time of remittance of profits to their parent company.

For changes in income tax introduced in December 2019, see “—Tax Modifications Introduced by the Solidarity Law.”

•	Emergency tax on lotteries and gaming proceeds. The rate of this tax is 31% and it is levied on 90% of the net amount of gains from lotteries and games.

In 2021, Congress enacted legislation amending certain exceptions to the payment of income tax, providing that individuals that earn a monthly salary below Ps.150,000 are not subject to income tax and increasing deductions for individuals earning between Ps.150,000 and Ps.173,000.

Taxes on Foreign Trade

Taxes on foreign trade consist of export and import duties.

Import duties are levied on goods and services imported into Argentina for consumption. They are assessed either ad valorem (i.e., on the actual value of the good or service) or per unit (expressed as a fixed amount per unit), or a combination of both.

The following import duties and their respective rates apply:

•

Intra-zone Import Duties: a 0% import duty rate is levied on imports of consumption goods coming from and originating in Mercosur member countries, except for sugar and related products, which are subject to a 20% import duty.

•

Common External Tariff: an import duty rate ranging from 0% to 35% is levied on imports of consumer goods originated in non-Mercosur countries but imported into Argentina from another Mercosur member country.

•

Extra-Zone Import Duties: the import duty rate levied on consumer goods originating in and coming from non-Mercosur countries is the applicable rate set forth in the Common External Tariff, except for certain products included in exempted lists provided by each of the Mercosur members.

Export duties became an important source of revenue for the Government beginning in 2003, primarily as a result of the high international prices for commodities and the depreciation of the peso, which during the initial years following the devaluation in 2002 increased the competitiveness and value of Argentina’s U.S. dollar exports in pesos. Domestic inflation and the real appreciation of the peso over time eroded the competitiveness of Argentine exports. In December 2015, the Government eliminated export duties on wheat, corn, beef, mining, oil and regional products, and reduced the duty on soybean exports by 5%, from 35% to 30%, among others. However, in 2018, after a series of factors that affected the Argentine economy, the Government reintroduced export duties on all exports effective January 1, 2019, except for (i) services rendered in the country, whose effective use or exploitation is carried out abroad; (ii) final industrial goods and basic inputs; (iii) agro-industrial products of regional economies; (iv) final goods of the automotive sector and (v) export operations processed under the simplified export regime.

In 2021, the Government announced a series of measures aimed at adjusting export duties to boost exports of goods and services, including (i) the elimination of export duties for incremental exports by MSMEs, (ii) a reduction in export duties on vehicles and automobile parts, (iii) a reduction in export duties for regional products such as fruit juices, peanuts, oats, flax, rye, sunflower and wool products, and (iv) the reduction in export duties on gold and mineral fuels from 12% to 8%.

Export duties tax the export of consumer goods. Services rendered in the country, whose use or effective exploitation is carried out abroad, are also considered goods subject to export taxes.

Set forth below are certain export duty rates in effect as of December 31, 2021.

•	exports of crude oil and fuels:

•	if the international price per barrel of crude oil and fuel is less than or equal to U.S.$45.00, the applicable export duty is 0%;

•	if the international price per barrel of crude oil and fuel is higher than or equal to U.S.$60.00, the applicable export duty is 8%; and

•	if the international price per barrel of crude oil and fuel is higher than U.S.$45.00 and lower than U.S.$60.00, the export duty is calculated according to the following formula:

Where D is export duty, PI is international price, VB is the base value (equal to U.S.$45.00) and VR is the reference value (equal to U.S.$60.00).

•	export duties ranging from 3% to 8% on exports of mining sector products;

•	export duties ranging from 0% to 4.5% on exports of industrial products;

•	export duties ranging from 0% to 9% on exports of products of agro-industrial origin and basic industrial inputs from regional economies;

•	export duties ranging from 25% to 33% on exports of soy and its derivatives; and

•	export duties ranging from 0% to 9% on exports of products from the fishing sector for final consumption that are elaborated entirely in the national territory.

Exports by MSMEs are subject to certain tax relief and reduction in duties, provided that such exports:

•	are included in the common nomenclature of Mercosur;

•	do not exceed U.S.$0.5 million in value,

•	relate to operations carried out by MSMEs on their own account; and

•	are carried out by MSMEs that do not exceed U.S.$3 million in exports during the immediately preceding or current calendar year.

In addition, companies that export between U.S.$0.5 million and U.S.$1 million per year for their own account are granted a 50% reduction in export duties.

Import and export duties revenues increased by 99.8%, from Ps.725.7 billion in 2020 to Ps.1,450.1 billion in 2021.

Export duty revenues increased by 148.5% in 2021 as compared to 2020, mainly due to an increase in the nominal exchange rate, as well as in the prices and volume of exports.

Import duty revenues increased by 85.7% in 2021 compared to 2020, mainly due to an increase in the nominal exchange rate.

Taxes on Net Worth

Taxes on net worth include taxes on the value of personal assets owned by individuals, taxes on the net worth of credit unions and a tax on the sales of real estate. In the aggregate, taxes on capital accounted for less than 2.5% of the Government’s overall tax revenues in 2021.

Non-residents and foreign undivided estates are taxed on assets located in Argentina at a rate of 0.5%. Argentine residents are taxed at progressive rates ranging between 0.5% and 1.75% (increased to 2.50% on assets held abroad). See “—Tax Modifications Introduced by the Solidarity Law—Taxes on Capital.”

Taxes on Fuels

The Government levies taxes on the sale of various fuels, including liquid fuels, such as gasoline and diesel, and compressed natural gas. Through 2021, the tax on the sale of liquid fuels was generally levied on importers, refineries and distributors. Taxes on the sale of fuels are assessed per unit (expressed as a fixed amount per liter of liquid fuels, updated quarterly and published by AFIP on its website based on the National CPI variations published by INDEC).

Taxes on Mobile Phones

Since 2010, the Government has collected a tax on mobile phones, which is recorded as “other taxes.” This tax is equal to 1% of customer payments to cell phone companies (net of VAT). In December 2017, the Government enacted legislation increasing the tax on mobile phones to 5% of customer payments to cell phone companies (net of VAT).

Tax Enforcement

Recent initiatives introduced by the Government to improve tax collections include the following:

Double taxation and tax cooperation agreements

Argentina has signed cooperation agreements with numerous countries (including in recent years the United Arab Emirates (2016), Switzerland (2016), United States (2016), Brazil (2017), Panama (2017), Morocco (2018) and Canada (2018)) to promote international cooperation in tax matters through the exchange of information and increase the transparency of cross-border commercial transactions. These agreements provide for the sharing of tax information in documentary form and, in certain circumstances, allow representatives of a country’s competent authority to conduct interviews and examine records in the territory of a counterparty. In other cases, these agreements provide for mutual assistance in customs procedures.

Argentina is also a party to the 1988 Convention on Mutual Administrative Assistance in Tax Matters and to the 2014 Multilateral Competent Authority Agreement promoted by the OECD. In 2018, Argentina entered into a memorandum of understanding with the OECD establishing the OECD Latin America Academy for Tax and Financial Crime Investigation, which intends to promote a global approach to the treatment of tax evasion to tackle tax and financial crimes.

Tax Amnesty Law

In July 2016, the Régimen de Sinceramiento Fiscal (the “Tax Amnesty Law”) was introduced to promote the voluntary declaration of assets by Argentine residents. The law allowed Argentine tax residents holding funds or assets located in Argentina or abroad that had not been reported to the Argentine tax authorities to (i) report such assets (until October 31, 2016, in the case of cash, and until March 31, 2017, in the case of other property), without facing prosecution for tax evasion or being required to pay outstanding tax liabilities on the assets, provided they can provide evidence that the assets were held by certain specified cut-off dates, and (ii) keep the declared property outside Argentina and not repatriate such property to Argentina. A special tax was applicable on the value of the undeclared cash and assets, unless adherent taxpayers subscribed certain investment securities. Among other aspects, the regime also provided benefits for compliant taxpayers, certain changes in the personal assets tax, the abrogation of the 10% income tax withholding on dividends distributed by Argentine companies and the abrogation of the notional minimum income tax commencing on January 1, 2019. All argentine provinces other than Corrientes, Chubut and Formosa adhered to the Tax Amnesty Law.

Through April 3, 2017, U.S.$116.8 billion in cash holdings, real estate and securities had been repatriated and a total of Ps.148.6 billion had been collected as tax revenues by the Government.

Tax Modifications Introduced by the Solidarity Law

On December 27, 2017, the Argentine Congress approved a tax reform (the “2017 Tax Reform”), which was intended to eliminate certain loopholes and inefficiencies of the Argentine tax regime, diminish evasion, increase the coverage of income tax as applied to individuals and encourage investment while sustaining Argentina’s medium and long term efforts aimed at restoring fiscal balance.

The lack of economic growth, however, since the changes introduced by the 2017 Tax Reform, resulted in the Republic’s tax revenues falling as a percentage of GDP. In December 2019, the Argentine Congress enacted the Solidarity Law, to improve the fiscal balance in the short term through a series of tax and non-tax measures.

The main amendments to the Argentine tax system introduced by the Solidarity Law are:

Employers’ Contributions to the Social Security System

The 2017 Tax Reform established a non-taxable amount (of Ps.12,000, to be adjusted annually by inflation) to be deducted from an employee’s gross remuneration prior to the calculation of employers’ contributions to the social security system. Additionally, the 2017 Tax Reform established a process of convergence of rates which, in practice implied a significant reduction in the average effective rate given that most employers, and particularly those that are to contribute the most, pay the highest rate of the range.

The Solidarity Law froze the reduction of rates established for the year 2020 and further increases in the non-taxable amount, but provided that companies with less than 25 registered workers may deduct an additional amount of $10,000. In addition, to encourage companies to increase salaries, the Solidarity Law authorized the Government to grant temporary exemptions from the payment of fees and social security contributions on salary increases.

Adjustments for Inflation

The 2017 Tax Reform, as modified in 2018, contemplated a transitional regime regarding the determination of income where such determination results from restatement of financial statements to take account of the effect of inflation.

To further mitigate the fiscal impact that the comprehensive inflation adjustment would have in 2020, the Solidarity Law extended the transitional regime by 72 months.

Taxes on Capital

Until 2015, the rate on tax on capital ranged between 0.5% and 1.25%, depending on the total amount of assets taxed. In December 2018, the Argentine Congress enacted legislation reducing the rate to a maximum of 0.75% and establishing a non-taxable base of Ps.2.0 million, except that for assets constituting real estate intended for home use, the non-taxable base was set at Ps.18.0 million.

The Solidarity Law reverted to the rates of 2015, although it maintained the non-taxable bases (which give greater progressiveness to the tax) and entitled the Government to increase by up to 100% the rate applicable to assets held outside of Argentina, subject to certain exceptions resulting from the repatriation of a portion of those assets.

In addition, the Solidarity Law exempted interests derived from certain peso-denominated deposits and financial assets.

Tax for an Inclusive and Solidary Argentina

The Solidarity Law introduced an extraordinary tax levied on the purchase or exchange of foreign currency for savings, offshore payments related to the acquisition of goods and services and other payments linked to outbound tourism and the consumption of goods and services provided in Argentina by non-residents, except for the acquisition of medicines, health-related benefits, books, the use of educational platforms and expenses associated with research projects (the “Impuesto PAIS”). The Impuesto PAIS rate was set at 30% of the amount of each transaction, except for the price paid on digital services, which are levied at an 8% tax rate. 70% of the revenues from the Impuesto PAIS are earmarked for the financing of ANSES programs and the remaining 30% to fund economic infrastructure and social housing. In 2020 and 2021, tax collections associated to the Impuesto PAIS amounted to Ps.135.0 billion and Ps.111.4 billion, respectively.

Tax on Bank Debits and Credits and Other Financial Transactions

In order to minimize the use of cash and encourage the formal economy and financial inclusion, the Solidarity Law provided that when cash withdrawals are made, the amount of the bank debit shall be subject to double the applicable rate in force. Individuals and SMEs are not covered by this regulation.

Internal Taxes

Internal taxes cover tobacco, alcoholic beverages, telephone services, luxury goods, automobiles, motorcycles, pleasure boats and airplanes, among others. These taxes were modified with the Solidarity Law to protect domestic production and tax consumption of luxury products. In particular, to increase the progressiveness of internal taxes, the prior 20% single rate system for land motor vehicles, motorcycles, vessels and aircraft was replaced by a system of scales by sales price that will be adjusted quarterly to reflect the evolution of the Internal Wholesale Price Index. In the case of automobiles and motorcycles, scales depend on the value of the automobile or motorcycle.

Export duties

The Solidarity Law provides that, until December 31, 2020, the Government may set export duties with rates that may not exceed 33.0% of the taxable value or the official FOB price, subject to certain limitations, such as:

•	the rate may not exceed 15% in the case of goods that were not subject to export duties or that were subject to a zero rate as of September 2, 2018;

•	the rate may not exceed 5% in the case of agro-industrial products of certain regional economies;

•	the rate may not exceed 5% in the case of exports of industrial goods and services; and

•	the rate may not exceed 8% in the case of hydrocarbons and mining.

In addition, the Solidarity Law provided that during 2020, the export of services performed in the country will be taxed at a 5% rate. However, services exported by micro and small enterprises will only be levied on the income from exported services that exceed U.S.$600,000 in a given calendar year. Additional tax reductions apply to exports by micro and small enterprises if the FOB value of the exports in a given calendar year exceeds the FOB value of the exports during the prior calendar year, provided that the FOB value of such exports does not exceed U.S.$50.0 million.

Corporate Income Tax

The 2017 Tax Reform reduced the corporate income tax rate from 35% to 30% for the 2018 and 2019 fiscal years, and to 25% for 2020. Prior to the reform, corporate income was taxed at a uniform rate of 35%, while shareholder dividends were not taxable. The Solidarity Law suspended the reduction of the corporate income tax rate for 2020, which was set at 30%.

Income Tax

Workers whose salary does not exceed Ps.175,000 per month are exempt from income tax payments. In the case of retirees, the non-taxable minimum income is eight minimum salaries. See “Recent Developments—Public Sector Finances—Tax Regime—Taxes on Income, Utilities and Capital Gains.”

Tax Harmonization

Since the enactment of the Solidarity Law, the Ministry of Economy has been working on a reform package that emphasizes the harmonization of tax administrations at all levels, simplifying and making the system more efficient by providing it with greater progressiveness, while respecting the taxing powers of the municipalities and provincial jurisdictions. This tax harmonization is based on four principles: (i) strengthening and increasing the sustainability of public finances; (ii) improving incentives for hiring workers and production; (iii) increasing progressiveness in the tax system; and (iv) simplifying the tax system to facilitate taxpayers’ compliance and enforcement.

The tax reforms needed in connection with the proposed harmonization will be submitted to Congress in due course for their debate.

Income Tax Exemptions on Certain Financial Assets

On December 29, 2017, Law No. 27,430 was published in the Official Gazette providing for specific income tax exemptions on certain financial assets held by individuals that are Argentine residents and non-Argentine residents. Pursuant to Law No. 27,430, non-Argentine residents that are residents of a “cooperative jurisdiction” and whose funds originate in a “cooperative jurisdiction,” are exempt from paying income tax on (A) capital gains generated by the sale or exchange of shares or securities representing underlying shares to the extent they are (i) placed through a public offering authorized by the CNV; (ii) traded in stock markets authorized by the CNV under segments that ensure offer interference with time-price priority; or (iii) sold through a tender offer or exchange regime authorized by the CNV; and (B) interest and capital gains generated by (i) sovereign bonds issued by the federal, provincial or municipal governments or by the City of Buenos Aires (excluding Lebacs); (ii) negotiable obligations that meet the requirements set forth under Article 36 of Law No. 23,576; (iii) publicly placed debt securities issued by Argentine financial trusts; (iv) publicly placed quotas of Argentine mutual funds included under Article 1° of Law No. 24,083; and (v) securities issued abroad representing underlying shares issued by Argentine companies and offered publicly with the CNV’s authorization.

In general terms, if a non-Argentine beneficiary resides in a “cooperative jurisdiction” and its funds originate in a “cooperative jurisdiction,” interest income generated by peso-denominated securities without a currency adjustment clause that do not qualify for any exemption will be taxed at a rate of 5%, while interest income generated by peso-denominated securities with a currency adjustment clause or by foreign currency-denominated securities will be taxed at a rate of 15%. If a non-Argentine beneficiary resides in a “cooperative jurisdiction” and its funds originate in a “cooperative jurisdiction,” capital gains generated by the sale or exchange of financial assets that do not qualify for any exemption will be taxed at a rate of 5% or 15%, depending on the specific asset involved.

If a non-Argentine beneficiary is a resident of a “non-cooperative jurisdiction” or the funds used to purchase such Argentine financial assets originate in a “non-cooperative jurisdiction,” a 35% tax rate will be applied to the statutorily provided tax base for interest and/or capital gains.

Moratorium for SMEs

The Solidarity Law empowered the Government to establish a moratorium aimed at allowing SMEs and non-for-profit organizations to comply with their tax obligations.

Composition of Public Expenditures

Public sector expenditures include general administrative expenses, debt service payments, investments in public infrastructure and services, expenditures related to defense and security, administrative expenses of the judiciary and social program expenditures.

The following table sets forth the National Administration’s expenditures for the periods specified, calculated using an accrual method, which records revenues and expenditures in the period in which they are accrued, regardless of the period in which payments are received or made. This method differs from the cash-basis used to calculate national public accounts. See “—Introduction.”

Composition of National Administration’s Expenditures (1)

(% of Nominal GDP)

	2017	2018	2019	2020	2021
General administration	1.3%	0.7%	0.7%	1.2%	0.8%
Defense and security	1.2	1.0	0.9	0.9	0.9
Justice	0.4	0.4	0.4	0.4	0.4
Social programs	15.0	13.6	13.1	17.3	15.2
Social security(2)	11.2	10.4	10.3	13.3	9.7
Culture, education, science and technology	1.9	1.6	1.3	1.4	1.5
Health	0.9	0.8	0.8	1.2	1.3
Housing	0.4	0.4	0.2	0.4	1.2
Social welfare	0.5	0.4	0.4	0.9	1.2
Labor	0.1	0.1	0.0	0.1	0.2
Public expenditures on economic infrastructure and services	3.2	2.9	2.6	3.6	4.3
Public debt service(3)	3.0	3.8	4.4	2.3	1.7

Total	24.1%	22.4%	22.1%	25.7%	23.3%

(1)

The accrued amounts contained in this table do not include amounts budgeted for entities that form part of Argentina’s national non-financial public sector but are not part of the National Administration, such as state-owned enterprises and fiduciary funds. Data also exclude interest accrued on Untendered Debt, substantially all of which has been settled since April, 2016. Untendered Debt has been defined to include only unpaid principal plus accrued and unpaid interest at contractual rates through its originally scheduled maturity, excluding penalty or default interest. The Republic has not offered to pay time-barred claims on principal or interest. See “Public Sector Debt—Legal Proceedings.”

(2)	Amounts presented under “Social security” in this table differ from the data presented in the table “National Public Accounts” because they were calculated using different methodologies.
(3)	Based on performing debt.
Source:	Ministry of Economy.

Composition of National Public Expenditures (1)

(% of total Government expenditures)

	2017	2018	2019	2020	2021
General administration	5.2%	3.2%	3.1%	4.5%	3.6%
Defense and security	5.0	4.6	4.1	3.6	3.8
Justice	1.7	1.7	1.7	1.5	1.7
Social programs	62.2	60.9	59.4	67.3	65.2
Social security(2)	46.6	46.6	46.6	51.6	41.9
Culture, education, science and technology	7.8	6.9	6.0	5.6	6.5
Health	3.7	3,6	3.6	4.8	5.6
Housing	1.7	1.7	1.1	1.7	5.0
Social welfare	2.0	1.8	1.9	3.5	5.2
Labor	0.4	0.2	0.2	0.2	1.0
Public expenditures on economic infrastructure and services	13.2	12.8	12.0	13.9	18.6
Public debt service(3)	12.7	16.8	19.7	9.0	7.2

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)

The accrued amounts contained in this table do not include amounts budgeted for entities that form part of Argentina’s national non-financial public sector, but are not part of the National Administration, such as state-owned enterprises and fiduciary funds. Data also exclude interest accrued on Untendered Debt, substantially all of which has been settled since April, 2016. Untendered Debt has been defined to include only unpaid principal plus accrued and unpaid interest at contractual rates through its originally scheduled maturity, excluding penalty or default interest. The Republic has not offered to pay time-barred claims on principal or interest. See “Public Sector Debt—Legal Proceedings.”

(2)	Amounts presented under “Social security” in this table differ from the data presented in the table titled “National Public Accounts” because they were calculated using different methodologies.
(3)	Based on performing debt.
Source:	Ministry of Economy.

Expenditures on Social Programs

The Government devotes a substantial portion of its revenues to social programs. From 2017 to 2021, social programs expenditures accounted on average for 63.0% of annual National Administration expenditures, of which social security payments alone accounted on average for 46.7%. These social programs include the social security system, cultural goods and services, education, science and technology programs, the health-care system, low-income housing programs, social welfare programs and labor subsidies. In addition, under current legislation, 6% of the consolidated annual budget of the Government, the provinces and the City of Buenos Aires must be allocated to education, science and technology.

In particular, in 2020, social security expenditures increased by 66.7% compared to 2019 and consisted mostly of transfers to the private sector to mitigate the effects of the COVID-19 pandemic, including payments under the Emergency Family Income and the Assistance Program for Work and Production, as well as increases in the Card to Feed program and other programs to promote employment.

Public Infrastructure and Services

The main projects in public infrastructure include the following:

•	construction of railroads and roads;

•	construction and improvements to power lines to transport electricity;

•	extension of gas transportation systems for thermoelectric plants; and

•	construction of water pipelines and drainage.

For more information see “—Infrastructure Development.”

On December 21, 2016, the Supreme Court of Argentina suspended the construction at the “Presidente Néstor Kirchner” and “Governor Jorge Cepernic” dams in the province of Santa Cruz. The Supreme Court found that the legally mandated environmental impact assessment and public hearing regarding the projects had not been conducted and conditioned the continuation of the works to the completion of those procedures. During 2017, these projects were redefined and adapted to the findings of the environmental impact report resulting from a public hearing held by Congress, as mandated by the Supreme Court meetings and construction resumed in 2018. As of the date of this Annual Report, construction was still ongoing.

Public Debt Service

The Government has only recorded interest paid on performing debt. The data discussed below does not include interest accrued on Untendered Debt, a portion of which was settled in April 2016 and in subsequent transactions thereafter. Untendered Debt has been defined to include only unpaid principal plus accrued and unpaid interest at contractual rates through its originally scheduled maturity. Such amounts do not include penalty or default interest. The Republic has not offered to pay time-barred claims on principal or interest. In settling outstanding disputes with holdout creditors, the Government took into consideration interest accrued after the originally scheduled maturity of each defaulted series of securities (other than time-barred interest), as well as default interest. See “Public Sector Debt—Legal Proceedings.” Interest paid on the debt securities issued since April 2016 (the net proceeds of which were applied in whole or in part to settle claims under Untendered Debt) are reflected under Public Debt Service. Interest payments as a percentage of total expenditures decreased from 14.4% in 2016 to 12.7% in 2017, but increased by 5.8% in nominal terms, mainly due to payments under Birads, Bontes and Treasury notes. In 2018, interest payments as a percentage of total expenditures increased from 12.7% in 2017 to 16.8% in 2018 and increased by 70.7% in nominal terms, mainly due to payments on Birads, Bontes and Treasury notes. In 2019, interest payments as a percentage of total expenditures increased to 19.7%, and increased by 69.2% in nominal terms, mainly due to the effect that the depreciation of the peso vis-à-vis the U.S. dollar on interest payments on Bonares, Discounts, Birads and other foreign currency denominated debt and an increase of payments under the SBA and peso-denominated securities (Botapo and Bonares). In 2020, interest payments as a percentage of total expenditures decreased from 19.7% in 2019 to 9.0% in 2020 and decreased by 32.5% in nominal terms, mainly due to liability management transactions, particularly the 2020 Debt Exchanges. In 2021, interest payments as a percentage of total expenditures decreased from 9.0% in 2020 to 7.2% in 2021 and increased by 22.7% in nominal terms. See “Public Sector Debt—Debt Record—2020 Debt Exchanges.”

Defense and Security

Government expenditures in defense and security represented 5.0% of total expenditures in 2017, 4.6% of total expenditures in 2018, 4.1% of total expenditures in 2019, 3.6% of total expenditures in 2020 and 3.8% of total expenditures in 2021.

General Administration Expenses

In 2017, general administration expenses as a percentage of total government expenditures increased from 4.8% in 2016 to 5.2% in 2017, and increased by 32.1% in nominal terms as compared to 2016.

In 2018, general administration expenses as a percentage of total government expenditures decreased from 5.2% in 2017 to 3.2% in 2018, and decreased by 21.2% in nominal terms as compared to 2017.

In 2019, general administration expenses as a percentage of total government expenditures decreased slightly to 3.1% from 3.2% in 2018, and increased by 40.4% in nominal terms as compared to 2018.

In 2020, general administration expenses as a percentage of total government expenditures increased to 4.5% from 3.1% in 2019, and increased by 114.7% in nominal terms as compared to 2019. This increase was mainly due to a 178.0% increase in remittances to the provinces and municipalities to cope with COVID-19.

In 2021, general administration expenses as a percentage of total government expenditures decreased to 3.6% from 4.5% in 2020, and increased by 20.7% in nominal terms as compared to 2020.

Infrastructure Development

The following table sets forth the composition of the Government’s expenditure (including subsidiaries) in infrastructure development for the years indicated.

Composition of Public Expenditures

(% of total expenditures)

	2017	2018	2019	2020	2021
Public expenditures on economic infrastructure	13.2%	12.8%	12.0%	13.9%	18.6%
Energy, fuels and mining	6.0	6.3	5.2	6.8	4.4
Communications	0.4	0.4	0.2	0.3	0.2
Transport	5.6	5.2	5.6	4.0	2.6
Ecology and environment	0.3	0.2	0.3	0.3	0.2
Agriculture	0.5	0.3	0.3	0.3	0.2
Industry	0.4	0.3	0.2	2.0	1.3
Trade, tourism and other services	0.1	0.1	0.1	0.2	0.1
Insurances and finances	—	—	—	0.1	—

Source:	Ministry of Economy.

Composition of Public Expenditures

(% of GDP)

	2017	2018	2019	2020	2021
Public expenditures on economic infrastructure	3.2%	2.9%	2.6%	3.6%	4.3%
Energy, fuels and mining	1.4	1.4	1.1	1.7	1.0
Communications	0.1	0.1	0.1	0.1	—
Transport	1.3	1.2	1.2	1.0	0.6
Ecology and environment	0.1	0.1	0.1	0.1	—
Agriculture	0.1	0.1	0.1	0.1	—
Industry	0.1	0.1	—	0.5	0.3
Trade. tourism and other services	—	—	—	—	—
Insurances and finances	—	—	—	—	—

Source:	INDEC and Ministry of Economy.

The Budget

The Chief of the Cabinet of Ministers is responsible for preparing the National Administration’s budget, which must project the National Administration’s fiscal results for the next three years. Although the budget is prepared on a tri-annual basis, Congress only approves the budget for the following year. Once a budget is approved, the Government can transfer the allocated amounts to the various agencies and to the provinces and the City of Buenos Aires on a quarterly basis. The Auditoría General de la Nación (National General Audit Agency) is responsible for supervising budgetary compliance by the National Administration and its agencies. The Public Sector Financial Administration Law prohibits the Government from borrowing to cover operating expenses.

In September 2021, the Government submitted to Congress a draft bill of the national budget for the fiscal year ended December 31, 2022 (the “2022 Budget”). The draft 2022 Budget included the following macroeconomic and fiscal assumptions for 2022: (i) a real GDP growth of approximately 4.0%, (ii) a 4.6% increase in private consumption, (iii) a 3.1% increase in public consumption, (iv) a 6.6% increase in investments, and (v) a 7.5% increase in exports and a 9.4% increase in imports, in each case, compared to 2021. Total expenditures for the public sector for 2022 were estimated at 23.4% of GDP, total primary expenditures were estimated at 21.8% of GDP and total revenues at 18.5% of GDP. As a result, the primary fiscal deficit and the overall fiscal deficit for 2022 were estimated at 3.3% and 4.9%, respectively.

On December 23, 2021, given that the 2022 Budget had not been approved by such date and in accordance with Section 27 of Law No. 24,156, President Fernández enacted Decree No. 882/2021 extending the budget law for the fiscal year ending December 31, 2021 to the fiscal year ended December 31, 2022.

Fiscal Relations with the Provinces

Each of Argentina’s 23 provinces and the City of Buenos Aires is a separate legal and fiscal entity, independent from one another and the Government. Argentina’s federal system allocates significant responsibility for public services and other public expenditures to the provinces, but relies primarily on a centralized system of tax collection. The provinces rely on revenue transfers from the Government, primarily through the Co-Participation Regime (as defined below). See “—Revenue Transfers.” Under the Constitution, the provinces delegate to the Government their authority to collect certain taxes, and the Government, in turn, agreed under the Co-Participation Regime to transfer a portion of the revenues generated from such taxes to the provinces.

From 2017 to 2021, the aggregate annual expenditures of the provinces (including the City of Buenos Aires) averaged 15.4% of nominal GDP, while the provinces (including the City of Buenos Aires), on average, collected annual revenues of approximately 15.2% of nominal GDP (including co-participation amounts). The following table sets forth a summary of the changes in the aggregate fiscal results at the provincial level for the periods specified.

Summary of Revenues and Expenditures of the Provinces and the City of Buenos Aires

(in millions of pesos) (1)

	As of December 31,
	2017		2018		2019		2020		2021
Revenues
Current revenues:
Administration taxes:
Provincial taxes	Ps.	580,721.8	Ps.	768,150.2	Ps.	1,042,447.5	Ps.	1,368,518.6	Ps.	2,321,953.4
National taxes:
Co-participation		628,282.3		1,006,862.0		1,475,567.8		1,956,075.8		3,143,437.1
Other national taxes		126,342.5		69,886.8		154,948.1		284,567.1		412,304.0

Total national taxes		754,624.9		1,076,748.9		1,630,515.8		2,240,642.9		3,555,741.1

Total administration taxes		1,335,346.7		1,844,899.1		2,672,963.3		3,609,161.5		5,877,694.5
Other non-tax revenue		85,466.6		136,972.4		219,999.8		203,333.1		355,270.1
Sale of goods and services of the public administration		11,092.9		14,087.5		19,394.7		22,170.8		36,994.1
Property taxes		18,551.4		39,370.9		69,618.9		42,219.3		90,982.5
Current transfers		126,617.7		122,576.0		129,121.4		333,841.9		412,146.7

Total current revenues		1,577,075.2		2,157,906.0		3,111,098.1		4,210,726.8		6,773,087.9
Capital revenue		74,069.9		66,454.8		56,043.9		60,317.4		160,589.6

Total revenues		1,651,145.1		2,224,360.7		3,167,142.0		4,271,044.2		6,933,677.5

Expenditures
Current expenditures:
Consumption expenditures:
Provincial administration wages		883,476.5		1,110,042.4		1,609,339.7		2,155,196.4		3,213,314.7
Consumer goods		39,152.7		50,340.3		81,518.8		136,444.6		256,230.4
Services		120,891.6		161,869.7		222,905.2		285,898.4		468,694.8

Total consumption expenditures		1,043,520.7		1,322,252.4		1,913,763.8		2,577,539.5		3,938,239.8
Interest payments		47,107.1		100,603.9		175,904.0		140,432.7		175,454.4
Current transfers		382,650.9		513,824.0		784,578.1		1,179,895.6		1,865,575.7

Total current expenditures		1,473,278.7		1,936,680.3		2,874,24 5.9		3,897,867.7		5,979,269.9
Capital expenditures
Direct investment		191,670.9		222,014.7		272, 586.5		252,718.6		517,243.3
Capital transfers		43,555.9		66,509.8		71,332.7		91,642.8		141,586.2
Financial investment		26,909.4		33,670.9		39,799.6		69,523.5		118,908.0

Total capital expenditures		262,136.2		322,195.4		383.708,8		413,884.9		777,728.5

Total expenditures		1,735,414.9		2,258,875.7		3,257,954.7		4,311,752.6		6,756,998.4

Fiscal balance	Ps.	(84,269.8)	Ps.	(34,515)	Ps.	(90,812)	Ps.	(40,708.5)	Ps.	176,679.2

(1)	Amounts calculated using the accrual method.
Source:	Ministry of Economy.

The following table sets forth a summary of the aggregate fiscal results at the provincial level for the periods specified, in percentage terms.

Summary of Revenues and Expenditures of the Provinces and the City of Buenos Aires

(% change from the previous year) (1)

	As of December 31,
	2017	2018	2019	2020	2021
Revenues
Current revenues:
Administration taxes:
Provincial taxes	36.5%	32.3%	35.7%	31.3%	69.7%
National taxes:
Co-participation	35.4	60.3	46.6	32.6	60.7
Other national taxes	27.6	(44.7)	121.7	83.7	44.9
Total national taxes	34.0	42.7	51.4	37.4	58.7

Total administration taxes	35.1	38.2	44.9	35.0	62.9

Other non-tax revenue	30.6	60.3	60.6	(7.6)	74.7
Sale of goods and services of the public administration	55.4	27.0	37.7	14.3	66.9
Property taxes	36.7	112.2	76.8	(39.4)	115.5
Current transfers	31.6	(3.2)	5.3	158.5	23.5

Total current revenues	34.7	36.8	44.2	35.3	60.9
Capital revenue	25.5	(10.3)	(15.7)	7.6	166.2

Total revenues	34.2	34.7	42.4	34.9	62.3

Expenditures
Current expenditures:
Consumption expenditures:
Provincial administration wages	27.6	25.6	45.0	33.9	49.1
Consumer goods	28.7	28.6	61.9	67.4	87.8
Services	44.2	33.9	37.7	28.3	63.9

Total consumption expenditures	29.4	26.7	44.7	34.7	52.8
Interest payments	73.6	113.6	74.8	(20.2)	24.9
Current transfers	26.0	34.3	52.7	50.4	58.1

Total current expenditures	29.5	31.5	48.4	35.6	53.4
Capital expenditures
Direct investment	66.8	15.8	22.8	(7.3)	104.7
Capital transfers	27.9	52.7	7.2	28.5	54.5
Financial investment	35.8	25.1	18.2	74.7	71.0

Total capital expenditures	55.3	22.9	19.1	7.9	87.9

Total expenditures	32.9	30.2	44.2	32.3	56.7

Fiscal balance	10.6%	(59.0)%	163.1%	(55.2)%	(534.0)%

(1)	Amounts calculated using the accrual method.
Source:	Ministry of Economy.

Summary of Revenues and Expenditures of the Provinces and the City of Buenos Aires

(as percentage of GDP) (1)

	As of December 31,
	2017	2018	2019	2020	2021
Revenues
Current revenues:
Administration taxes:
Provincial taxes	5.4%	5.2%	4.8%	5.0%	5.0%
National taxes:
Co-participation	5.9	6.8	6.8	7.2	6.8
Other national taxes	1.2	0.5	0.7	1.0	0.9

Total national taxes	7.1	7.3	7.6	8.2	7.7

Total administration taxes	12.5	12.5	12.4	13.3	12.7
Other non-tax revenue	0.8	0.9	1.0	0.7	0.8
Sale of goods and services of the public administration	0.1	0.1	0.1	0.1	0.1
Property taxes	0.2	0.3	0.3	0.2	0.2
Current transfers	1.2	0.8	0.6	1.2	0.9

Total current revenues	14.8	14.6	14.4	15.5	14.6
Capital revenue	0.7	0.5	0.3	0.2	0.3

Total revenues	15.5	15.1	14.7	15.7	15.0

Expenditures
Current expenditures:
Consumption expenditures:
Provincial administration wages	8.3	7.5	7.5	7.9	6.9
Consumer goods	0.4	0.3	0.4	0.5	0.6
Services	1.1	1.1	1.0	1.1	1.0

Total consumption expenditures	9.8	9.0	8.9	9.5	8.5

Interest payments	0.4	0.7	0.8	0.5	0.4
Current transfers	3.6	3.5	3.6	4.3	4.0

Total current expenditures	13.8	13.1	13.3	14.3	12.9

Capital expenditures
Direct investment	1.8	1.5	1.3	0.9	1.1
Capital transfers	0.4	0.5	0.3	0.3	0.3
Financial investment	0.3	0.2	0.2	0.3	0.3

Total capital expenditures	2.5	2.2	1.8	1.5	1.7

Total expenditures	16.3	15.3	15.1	15.9	14.6

Fiscal balance	(0.8)%	(0.2)%	(0.4)%	(0.1)%	0.4%

(1)	Amounts calculated using the accrual method.
Source:	INDEC and Ministry of Economy.

Revenue Transfers

Currently, revenue transfers between the Government and the provinces take place under the Co-Participation Regime and several other special revenue-distribution arrangements. The 1988 Co-Participation Law as amended in 2002 (the “Co-Participation Law”) governs the current co-participation regime (the “Co-Participation Regime”). Originally intended as a temporary measure, the Co-Participation Law has been automatically renewed every year since it was due to expire at the end of 1989. Although the 1994 amendments to the Constitution called for the adoption of a new co-participation law by 1996, none has been adopted. Since the mid-1980s, the executive branches of the Government and the provinces and the City of Buenos Aires have maintained consensual agreements concerning revenue transfers, which Congress has routinely ratified. The Comisión Federal de Impuestos (Federal Tax Commission), a federal agency created pursuant to the Co-Participation Law, monitors compliance with the Co-Participation Regime.

Until December 31, 2017, after effecting the deductions based on the special distribution arrangements described below, the Co-Participation Law required the Government to transfer to a federal co-participation fund 64.0% of income tax revenues (net of Ps.580 million, as described below), 89.0% of value-added tax revenues, 100.0% of revenues from the notional minimum income tax and 93.7% of revenues from the personal assets tax, 30.0% of the revenues generated by the tax on financial transactions and the revenues from excise tax and other minor taxes. As of January 1, 2018, the 2017 Fiscal Consensus eliminated the 64.0% cap on income tax revenues subject to automatic distribution under the Co-Participation Regime. As a consequence of this elimination, commencing in 2018, 100% of the income tax revenues form part of the co-participation fund and must be distributed in accordance with the Co-Participation Regime. In addition, the 2017 Fiscal Consensus establishes that 100.0% of revenues generated by the tax on financial transactions will be allocated to ANSES. Additionally, the 2017 Fiscal Consensus provided for (i) certain compensations to those jurisdictions whose funds were reduced as a result of the changes in the allocations of income tax and financial transactions tax and (ii) a specific compensation to the Province of Buenos Aires due to the dismantling of the Fondo del Conurbano Bornaerense.

The special distribution arrangements in place through December 31, 2021, in addition to the federal Co-Participation Regime, include the following:

•

VAT. 11% of VAT revenues (after deducting export refunds) were distributed as follows: 6.27% to those provinces whose social security funds had not been transferred to the federal Government (Buenos Aires, Chaco, Chubut, Córdoba, Corrientes, Entre Rios, Formosa, La Pampa, Misiones, Neuquén, Santa Cruz, Santa Fe and Tierra del Fuego) and the remaining 93.73% to ANSES;

•

Taxes on Liquid Fuels and Carbon Dioxide. 10.40% of revenues generated by taxes on liquid fuels and carbon dioxide is allocated to the provinces and the City of Buenos Aires through the National Housing Fund (Fonavi), distributed as follows: (i) 60% to roadways, (ii) 30% to infrastructure and (iii) 10% to the Fondo Especial Desarrollo Electrico del Interior (Special Electricity Development Fund for the Provinces and City of Buenos Aires).

•	Personal Property Tax. After deducting Ps.3.0 million to INCUCAI, 6.27% are allocated to provinces whose social security funds had not been transferred to the federal Government; and

•

Monotributo (self-employment tax). Revenue from the self-employment tax is divided into a tax component and a social security component. The tax component is allocated: 70% to ANSES system and 30% as provided in the Co-Participation Law. The social security component is entirely allocated to ANSES.

Agreement for a New Federalism

Before the 2017 Fiscal Consensus, a 1992 agreement among the Government, the provinces and the City of Buenos Aires permitted the Government to withhold 15% of total tax revenues subject to the Co-Participation Regime to fund ANSES. This 15% withholding was extended annually and finally enacted in 2006 under Article 76 of Law No. 26,078, Presupuesto de Gastos y Recursos de la Administración Nacional para el Ejercicio 2006 (the “2006 National Budget Law”). In November 2015, the Supreme Court of Argentina declared that withholding unconstitutional as applied to the provinces of San Luis and Santa Fe, and ordered the Government to return the funds that had been withheld from these provinces since 2006, plus accrued interest. In addition, the province of Córdoba obtained a precautionary measure, but not a final ruling from the Supreme Court confirming the return of retroactive funds plus accrued interest since 2006.

In 2016, the Government reached agreements with all provinces, other than Córdoba, San Luis and Santa Fe (which had the benefit of the Supreme Court rulings) for the gradual repayment of funds withheld under Article 76 of the 2006 National Budget Law (the Programa Acuerdo para el Nuevo Federalismo or “Agreement for a New Federalism”). The Agreement for a New Federalism entitled the provinces to gradually recover their share of the 15% previously withheld by the Government, subject to certain conditions. A special financing facility through ANSES provided the equivalent of 6% of such 15% owed to those provinces and the City of Buenos Aires during 2016, and 3% each year until 2020.

Other Arrangements with the Provinces

Since the late 1990s, the Government entered into different arrangements with the provinces to regularize their fiscal situation. Under these arrangements, the Government provides financial assistance to the provinces in various forms and subject to various conditions. Some of these programs are highlighted below.

Fiscal Responsibility Law. The Fiscal Responsibility Law was enacted in 2004 and is only binding on those provinces and the City of Buenos Aires, that approved it. To date, 21 of 23 provinces and the City of Buenos Aires have approved the Fiscal Responsibility Law. This law implements important reforms to the fiscal framework for Argentina’s national, provincial and municipal public sectors. Some of its key features include the following:

•

the Government and the provinces must prepare annual fiscal programs for each upcoming year setting forth certain fiscal policies, targets and projections, and regularly publish their fiscal results on their respective websites;

•	the growth rate of the primary expenditures of the national and provincial governments may not exceed the projected nominal GDP growth rate;

•	the Government and the provinces must maintain balanced budgets;

•	the Government and the provinces must create special anti-cyclical funds to reduce volatility in the fiscal cycle;

•

the provinces may not incur debt service obligations in excess of 15% of provincial current revenues net of co-participation transfers to the municipal governments (other than in connection with expenditures for the promotion of economic activity, employment and social assistance). Any province in breach of this limit would be precluded, with certain exceptions, from incurring additional debt;

•	the Government must commit to reduce its outstanding debt as a percentage of nominal GDP following its debt restructuring;

•	the provinces must seek approval from the Ministry of Economy to incur debt or issue guarantees; and

•	the Ministry of Economy must base its approval of provincial debt issues or guarantees on the parameters set forth in the law.

The Fiscal Responsibility Law, however, does not implement any amendments to the Federal Co-Participation Regime.

Since 2009, Congress has approved amendments to the Fiscal Responsibility Law to grant flexibility to the fiscal regulation. This increased flexibility refers both to public expenditure growth and to the level of financial results. In addition, the provinces may not incur debt service obligations in excess of 15% of current provincial revenues net of co-participation transfers to the municipal governments during the relevant year. These amendments have sought to aid provincial governments in addressing their fiscal deficits.

On October 25, 2016, the then Minister of the Treasury and Public Finance along with all provincial ministers of finance announced the inclusion of certain amendments to the Fiscal Responsibility Law in the Government’s 2017 budget. The amendments sought to reduce the overall public sector deficit in 2017, enhance transparency in provincial public accounts and restrain public spending by capping public spending increases in 2017 at the growth rate of nominal GDP.

On November 16, 2017, all provinces (except San Luis and La Pampa) approved the 2017 Fiscal Consensus, establishing rules designed to enhance sound public finance practices at the national and provincial levels and ensure that each jurisdiction maintains control over its expenses, such as capping increases in public expenditures for any given period at the inflation rate for that period, and capping increases in overall public employment at the rate of population growth. Through the 2017 Fiscal Consensus, the provinces commit to limit tax increases, especially on taxes on labor and production and the financing of labor and production, in order to foster economic growth at the national and provincial level.

On December 22, 2017, Congress approved the 2017 Fiscal Consensus together with an amendment to the Fiscal Responsibility regime, setting guidelines to enhance the solvency of national and provincial public sector accounts with the aim of reducing the overall public sector deficit. As of the date of this Annual Report, all of the provincial legislatures (except for the legislatures of La Pampa and San Luis) and the legislature of the City of Buenos Aires had approved the 2017 Fiscal Consensus and had adhered to the Fiscal Responsibility regime, as amended.

In August 2018, the Government enacted a decree eliminating the Fondo Federal Solidario (Joint Federal Fund). The Joint Federal Fund was established in March 2009 for infrastructure expenditures in the provinces and municipalities and was financed by 30% of the tax revenues generated by soy exports, which were distributed among the provinces pursuant to the Co-Participation Law. To compensate the provinces for the loss in revenues, in September 2018, the Government created the Programa de Asistencia Financiera a Provincias y Municipios (Federal Financial Assistance Program to Provinces and Municipalities) through which the Government committed to transfer a total of Ps.4.1 billion to all jurisdictions that signed the 2017 Fiscal Consensus.

The 2017 Fiscal Consensus was amended by Law 27,469 (2018 Fiscal Consensus), Law 27,542 (2019 Fiscal Consensus), Law 27,634 (2020 Fiscal Consensus) and articles 20 to 22 of Law 27,591, which modified the Fiscal Responsibility regime, in particular with regards to the incurrence of debt.

Social Security

Reform of the Pension Funds System

On November 20, 2008, Congress approved Law No. 26,425, reforming the private pension system. Under this law, the former private pension system was absorbed and replaced by the Argentine Integrated Pension System, structured as a “pay as you go” system. As a result, all resources administered by the private pension funds, including equity interests in a wide range of listed companies, were transferred to a separate fund, the FGS, to be administered by the ANSES. The assets held in the FGS may only be used to make advances to the Government to cover unexpected budget deficits that prevent the Government (through ANSES) from honoring its obligation to make social security and pension payments. As of December 2021, the FGS was valued at Ps.5.3 billion.

Decree No. 2,103/08 requires that the FGS invest in financial assets that include, among other instruments, Government bonds or local securities of recognized solvency. ANSES prioritizes investments that mitigate the financial impact that economic and social trends have on the public pension system, act as a reserve fund providing an appropriate investment of any public pension system surpluses, contribute to preserve the value and profitability of FGS’s resources and the sustainable development of the public pension system and address any shortfalls in such system’s or ANSES’s financing.

The FGS has decision making bodies and control bodies. The Executive Director of ANSES manages the FGS with the assistance of an Executive Committee (composed of the Secretary of Finance, Treasury and Economic Policy of the Ministry of Economy). The Deputy Director of Operations of the FGS is the Executive Secretary of the Executive Committee and also its Operating Manager. Decisions are taken by simple majority, although the Executive Director of ANSES has veto rights. In addition to the Council of the FGS (which includes representatives of workers, retirees, businessmen, legislators, the cabinet of ministers and of the ANSES), the activities of the FGS are audited by a Join Congressional Commission for Control of Funds, the Audit of the FGS, the General Audit of the Nation and the Office of the Ombudsman of the Nation.

Social Security Framework

ANSES is a self-governing entity with its own legal status, distinct from that of the National Government, and enjoys financial and economic autonomy.

Three separate institutions manage Argentina’s national public pension system:

•	ANSES, which oversees the pension funds of the general public;

•	the Instituto de Ayuda Financiera para Pago de Retiros y Pensiones Militares (Armed Forces Pension Fund), which manages a special pension fund for the armed forces; and

•	the Caja de Retiros, Jubilaciones y Pensiones de la Policía Federal (Federal Police Pension Fund), which manages a special pension fund for federal law enforcement personnel.

A significant portion of ANSES’s investments portfolio includes Government bonds.

Between 1994 and 1996, the Government assumed responsibility for operating the provincial pension systems of 10 provinces and the City of Buenos Aires. The Government merged these provincial pension funds into ANSES.

The current public social security system provides the following main benefits for retirees and for eligible individuals:

•	Ordinary pensions, consisting of:

•

Prestación básica universal (Basic pension). ANSES provides a basic pension to all individuals who have paid social security contributions for a majority of their working lives and have reached retirement age, regardless of the amount of the contributions made. The amount of this benefit is fixed by law and bears no relation to the amount of the contributions.

•

Prestación compensatoria (Compensatory pension). ANSES also provides a compensatory pension to recipients of the basic pension in proportion to any social security contributions made by or on behalf of such recipient prior to July 1994. The amount of this supplemental pension is determined based on an individual’s social security contributions and the length of time during which contributions were made.

•

Prestación adicional por permanencia (Additional pension). Recipients of the basic pension and compensatory pension also receive an additional pension. The amount of this benefit is equivalent to 1.5% of the average yearly salary during the ten years before retirement, multiplied by each service year for which an individual made social security contributions.

•	Special pensions and allowances, consisting mainly of:

•	Retiro por invalidez (Disability retirement). Allowance granted to disabled individuals under the age of 65.

•	Jubilación por edad avanzada (Pension for the elderly). Allowance granted to individuals over the age of 70 who do not qualify for a basic retirement pension.

•

Pensión por fallecimiento (Death pension). Allowance granted to certain dependents of a deceased retiree, if at the time of the retiree’s death, such dependents were unable to work due to a disability.

•

Universal Child Allowance: ANSES provides a monthly pension child per under the age of 18 and per disabled child (with no age limit) of workers in the informal sector of the economy, employees with income below the minimum monthly wage and the unemployed.

•	Universal Pregnancy Allowance: ANSES provides a monthly allowance to pregnant women, who have no medical insurance, from the twelfth week of pregnancy.

In September 2014, the Government extended the social security system to cover individuals who had reached, or were within two years of reaching, the eligible age to collect such benefits but had not contributed to the system for the required number of years. This extension contributed to the 30.5% average increase in pensions during 2014.

Argentina’s social security system also includes the following two unemployment programs:

•	unemployment insurance that provides one-time or monthly benefits to terminated employees and their dependents who meet certain requirements; and

•

the Heads of Households program, sponsored by the World Bank, under which unemployed heads of households receive benefit payments in exchange for community service. Heads of Households program beneficiaries may opt for a new plan called Más y Mejor Empleo (More and Better Jobs), as well as the Seguro de Capacitación y Empleo (Training and Employment Insurance) and the Programa Familias por la Inclusión Social (Families for Social Inclusion Program).

Currently, the national social security system is funded primarily through the following taxes:

•	payroll taxes based on employee wages (usually 11% for employees and between 18% and 20.4% for employers, depending on the employer’s line of business);

•

mandatory employee contributions to the Instituto Nacional de Servicios Sociales para Jubilados y Pensionados (National Institute of Pensioner and Retiree Social Services) (equal to 3% of the employee’s wages);

•	the employee health system tax based on employee wages (3% for employees and 6% for employers); and

•

the Monotributo (self-employment tax) system applicable to self-employed individuals (under which amounts are determined on an individual basis according to assumed income ranges for various lines of work).

Other fiscal revenues allocated to cover costs of ANSES include the following:

•

11% of VAT revenues (after deducting export refunds) were distributed as follows: 6.27% to provinces whose social security funds had not been transferred to the federal Government (Buenos Aires, Chaco, Chubut, Córdoba, Corrientes, Entre Rios, Formosa, La Pampa, Misiones, Neuquén, Santa Cruz, Santa Fe and Tierra del Fuego) and the remaining 93.73% to ANSES;

•	100% of revenues from the emergency tax on cigarettes;

•	100% of the tax on financing transactions; and

•	42% of the Impuesto PAIS.

Evolution of Social Security Revenues and Expenditures

From 2017 to 2021, the social security system deficit increased from Ps.164.0 billion in 2017 to Ps.841.1 billion in 2021. This deficit increase was primarily due to a 286.2% increase in social security payments, primarily due to an increase in the number of beneficiaries and the automatic increase in benefit amounts mandated by Law No. 26,417 (the Social Security Mobility Law), which was enacted in October 2008 to address the mobility of public social security regimes. This law guarantees a minimum pension, which is adjusted semi-annually by reference to changes in both the wage index published by INDEC and tax revenues.

On December 18, 2018, the Supreme Court ruled that the ANSES had incorrectly applied the RIPTE index to calculate pension payments and should have utilized the Salarios Básicos de la Industria y la Construcción (ISBIC) index instead. As a result, an estimated 12,000 pensioners are owed compensations to make up for the misapplication of indices.

Social security revenues. In 2017, social security revenues increased by 31.9% as compared to 2016, from Ps.556.1 billion to Ps.733.5 billion, mainly driven by an increase in taxable wages. In 2018, social security revenues increased by 24.7 % as compared to 2017 to Ps.914.4 billion, mainly driven by an increase in taxable wages as compared to 2017. In 2019, social security revenues increased by 34.0% as compared to 2018 to Ps.1,225.6 billion, mainly driven by an increase in taxable wages as compared to 2018. In 2020, social security revenues increased by 26.3% as compared to 2019 to Ps. 1,548.0 billion, mainly driven by an increase in taxable wages as compared to 2019. In 2021, social security revenues increased by 54.9% as compared to 2020 to Ps.2,398.1 billion, mainly driven by an increase in taxable wages and employment in the formal economy.

Social security expenditures. In 2017, social security expenditures increased by 35.4% to Ps.1,195.7 billion. In 2018, social security expenditures increased by 28.7% to Ps.1,538.3 billion. In 2019, social security expenditures increased by 44.2% to Ps.2,218.1 billion. In 2020, social security expenditures increased by 63.0% to Ps.3,614.9 billion. In 2021, social security expenditures increased by 24.6% to Ps.4,505.7 billion.

Retiree Programs and Ley de Reforma Previsional (Pension Reform Law)

On June 29, 2016, Congress passed a bill approving the Historical Reparations Program for Retirees and Pensioners, which took effect upon its publication in the official gazette. The main aspects of this program, which is designed to conform government social security policies to Supreme Court rulings, include (i) payments to more than two million retirees and the retroactive compensation of more than 300,000 retirees and (ii) the creation of a pensión universal (universal pension) for the elderly, which guaranteed a basic income for all individuals over 65 years of age who are otherwise ineligible for retirement. The Historical Reparations Program for Retirees and Pensioners entitled retirees to claim retroactive compensation in an aggregate amount of more than Ps.47.0 billion and involve expenses of up to Ps.75.0 billion to cover all potential beneficiaries. The bill provides that assets held by the FGS, including equity interests, may be sold to pay for this program. See “—Reform of the Pension Funds System.”

On December 28, 2017, Congress passed a pension reform law (the “2017 Pension Reform Law”) that sought to improve the sustainability and predictability of Argentina’s pension program. To that effect, the basic formula for the periodic adjustment of retirements, pensions and the Asignación Universal por Hijo (Universal Child Allowance) was modified effective March 2018 to provide for quarterly adjustments based on a formula that combines the registered inflation for the period (which weighs 70% in the formula) with the RIPTE, an index published by the Ministry of Labor that measures the salary increases of state employees (which weighs 30% in the formula). The 2017 Pension Reform Law also guaranteed a one-time supplemental payment in 2018 to beneficiaries of the Prestación Básica Universal (Universal Basic Benefit) who have established 30 or more years of service with effective contributions, to ensure that the beneficiary’s pension received in 2018 totals eighty-two percent (82%) of the value of the Minimum Living Wage.

The 2017 Pension Reform Law also deferred statutory mandatory retirement age from the age of 65 to 70 (for men) and from 60 to 70 (for women). This deferral does not extend to employees who satisfied the applicable legal requirement to request pension benefits before turning 70. Public sector employees are also excluded from this regime.

In addition, the Government decreed one-time distributions to certain categories of recipients of pensions and other welfare payments to mitigate the impact of the 2017 Pension Reform Law for those beneficiaries.

On December 29, 2020, Congress enacted a pension reform law (the “2020 Pension Reform Law”) that seeks to improve the sustainability and predictability of the Argentine pension program. To that effect, the basic formula for the periodic adjustment of retirements, pensions and the Universal Child Allowance was modified as of March 2021, to provide for quarterly adjustments based on a formula combining ANSES revenues for the period (given a 50% weight in the formula) with the RIPTE, an index published by the Ministry of Labor that measures salary increases of state employees (given the remaining 50% weight in the formula).

PUBLIC SECTOR DEBT

Overview

Unless otherwise specified, the amounts of the Republic’s securities outstanding included in this section “Public Debt” were calculated as of December 31, 2021.

The Republic’s total gross public debt consists of foreign currency-denominated and peso-denominated debt owed directly by the Government and indirect debt consisting of Government guarantees of obligations of other national public institutions, the provinces (including the City of Buenos Aires) and private sector entities. It does not include direct debt of the provinces or other entities that is not guaranteed by the Government. Except where indicated, foreign currency-denominated debt and peso-denominated debt is comprised of performing and non-performing debt (including Untendered Debt). See “—Legal Proceedings.”

On February 5, 2020, Congress enacted legislation authorizing the Executive Power, acting through the Ministry of Economy, to engage in transactions and negotiations with Argentina’s creditors to restore the sustainability of its public external debt (the “Debt Sustainability Bill”), including by modifying the principal amounts, maturities and interest payments of public securities issued by Argentina and governed by foreign law. Pursuant to the Debt Sustainability Bill, between April and September 2020, the Government conducted the 2020 Debt Exchanges. See “—Debt Record—2020 Debt Exchanges.”

The Republic’s total gross public debt, including Untendered Debt, for the years 2017 through 2021, was:

•	U.S.$320.9 billion, as of December 31, 2017;

•	U.S.$332.2 billion, as of December 31, 2018;

•	U.S.$323.1 billion, as of December 31, 2019;

•	U.S.$335.6 billion, as of December 31, 2020; and

•	U.S.$363.2 billion, as of December 31, 2021.

Of the U.S.$363.2 billion of the Republic’s total gross public debt outstanding as of December 31, 2021, peso-denominated debt totaled Ps.11,083.2 billion (U.S.$107.9 billion), representing 29.7% of the Republic’s total gross public debt, of which 57.7% corresponded to CER-index linked debt and foreign currency-denominated debt totaled U.S.$255.4 billion, representing 70.3% of the Republic’s total gross public debt.

As of December 31, 2021, total gross public debt (including non-performing debt and Untendered Debt) by type of creditor was as follows:

•	43.5% of total gross public debt, or U.S.$157.9 billion, primarily consisted of Public Debt held by National Public Sector Agencies;

•	36.5% of total gross public debt, or U.S.$132.6 billion, was Public Debt held by private sector creditors; and

•	20.0% of total gross public debt, or U.S.$72.8 billion, primarily consisted of Public Debt held by multilateral and bilateral lenders.

As of December 31, 2021, total gross public debt (excluding non-performing debt and Untendered Debt) by type of instrument was as follows: 63.9%, or U.S.$230.4 billion, in bonds; 20.2%, or U.S.$72.8 billion, in loans from multilateral and bilateral lenders; 6.6% or U.S.$23.7 billion, in treasury notes and treasury bills; 5.9% or U.S.$21.1 billion in temporary advances from the Central Bank; 2.6% or U.S.$9.4 billion, in guaranteed debt (guaranteed treasury notes for renewable energy projects unrelated to private-public partnership projects, Avales and promissory notes), 0.7% or U.S.$2.5 billion, in loans from commercial banks; and 0.2%, or U.S.$751.0 million, in National Guaranteed Loans.

Untendered Debt has been defined to include unpaid principal plus accrued and unpaid interest at contractual rates through December 31, 2021 plus compensatory or default interest. The Republic has not offered to pay time-barred claims on principal or interest.

As of December 31, 2021, nominal claims on account of Untendered Debt (including solely for this purpose claims that the Republic considers time-barred), as registered in the public accounts of the Ministry of Economy, totaled approximately U.S.$2.4 billion.

As of December 31, 2021, non-performing debt (excluding Untendered Debt) totaled U.S.$104.6 million, or less than 0.03% of total gross public debt, of which U.S.$60.5 million represented non-performing debt not yet due and U.S.$44.1 million corresponded to non-performing debt subject to restructuring or in arrears.

Debt Record

Introduction

From time to time, the Republic has carried out debt restructuring transactions in accordance with Section 65 of Law No. 24,156 and other applicable legislation with official as well as private creditors. Between 1990 and 2021, the Republic entered into four restructurings of external and domestic debt in default: the Brady Plan, the 2005 Debt Exchange, the 2010 Debt Exchange and the 2020 Debt Exchanges.

Paris Club

The Republic restructured debt owed to members of the Paris Club, a group of sovereign creditors, through five separate agreements in 1985, 1987, 1989, 1991 and 1992. During the debt crisis that began in 2001, the Republic defaulted on its outstanding debt owed to Paris Club members. As of April 30, 2014, the total outstanding debt owed to members of the Paris Club amounted to U.S.$9,690 million, which consisted of U.S.$4,955 million in principal, U.S.$1,102 million in interest and U.S.$3,633 million in penalty interest. On May 29, 2014, the Republic reached a settlement agreement with the Paris Club to cancel the total outstanding debt in five years. As of December 31, 2019, U.S.$1,941.2 million principal amount remained outstanding. On April 7, 2020, the Minister of Economy sent the Paris Club members a proposal to modify the existing terms of the Paris Club 2014 Settlement Agreement, seeking mainly an extension of the maturity dates and a significant reduction in the interest rate. On June 22, 2021, the Minister of Economy announced that the Republic had obtained a “time bridge” within the framework of Paris Club negotiations, avoiding default. See “Recent Developments—Public Sector Debt—Debt Owed to Financial Institutions—Paris Club.”

Commercial Banks

In 1985 and 1987, the Republic negotiated the restructuring of U.S.$34.7 billion in debt owed to international commercial bank creditors. In addition to the banks extending new loans in the aggregate amount of approximately U.S.$3.0 billion, two bond issuances formed part of this restructuring: “new money bonds” and “alternative participation instruments,” or “APIs.” Interest payments to bank creditors were suspended in April 1988 and resumed on a partial basis until the refinancing of medium- and long-term commercial bank debt under the Brady Plan (as described below).

The Brady Plan

In April 1992, the Republic announced a refinancing agreement under the Brady Plan relating to medium- and long-term debt owed to commercial banks. The Brady Plan applied to an estimated U.S.$28.5 billion in debt, including an estimated U.S.$9.3 billion in interest arrears, representing over 96.0% of the commercial bank debt then outstanding. The Brady Plan effected a reduction of approximately U.S.$3 billion in the nominal amount of the Republic’s foreign debt.

Over 96.0% of the commercial bank debt was refinanced pursuant to the Brady Plan. The Brady Plan provided for the issuance of par bonds, discount bonds and floating rate bonds, and a cash payout of U.S.$700 million in exchange for previously outstanding commercial bank debt of U.S.$28.5 billion, which included U.S.$9.3 billion of interest in arrears.

The Republic serviced the Brady Bonds until its default in 2001. Approximately 95.7% of the then outstanding U.S. dollar-denominated Brady Bonds and 81.3% of the then-outstanding euro-denominated Brady Bonds were exchanged in the 2005 Debt Exchange.

As of December 31, 2021, approximately U.S.$77.3 million (including interest accrued at contractual rates but excluding penalty interest) of Brady Bonds and floating rate bonds that had not been tendered in the 2005 and 2010 Debt Exchanges or pursuant to settlement agreements since 2016 remained outstanding.

2001 Debt Crisis

On December 24, 2001, the Government (under the temporary administration of President Rodríguez Saá) declared a moratorium on a substantial portion of the Republic’s public debt. President Duhalde, his successor, endorsed the moratorium when he took office some days later. The Public Emergency Law, enacted on January 6, 2002, authorized the Government to take the measures necessary to create conditions for an economic recovery and to restructure the Republic’s public debt.

On February 6, 2002, the Government officially suspended payments on the Republic’s public debt and authorized the Ministry of Economy to undertake a restructuring of these obligations. Subsequently, the Government issued various measures refining the scope of the suspension of debt payments. As a result of these measures, the Government continued to meet its debt obligations to the following creditors:

•	multilateral official lenders;

•	creditors that agreed to the pesification of their National Guaranteed Loans;

•	holders of new bonds (such as Boden) issued after the Government announced the suspension of debt payments; and

•	certain other categories of public debt.

2005 Debt Exchange

On January 14, 2005, Argentina invited holders of 152 different series of securities on which it had defaulted in 2001 to exchange their defaulted debt for 2038 Par Bonds, 2045 Quasi-Par Bonds, 2033 Discount Bonds and 2035 GDP-Linked Securities. The aggregate eligible amount of securities that were eligible to participate in the exchange (including principal of the eligible securities plus accrued but unpaid interest accumulated through December 2001) was approximately U.S.$81.8 billion. The aggregate eligible amount of securities tendered in the 2005 Debt Exchange was (in each case together with past due interest) approximately U.S.$62.3 billion, representing 76.2% of the aggregate eligible amount of eligible securities.

Depending on the security tendered and the time of tender, holders of eligible securities who participated in the 2005 Debt Exchange were entitled to receive, in exchange for their securities, different combinations of the following:

•	the 2038 Par Bonds due December 31, 2038;

•	the 2033 Discount Bonds due December 31, 2033;

•	the 2045 Quasi-Par Bonds due December 31, 2045; and

•	the 2035 GDP-Linked Securities with a notional amount of GDP-linked securities expiring no later than December 15, 2035.

Brady bondholders tendered Brady Bonds for an aggregate principal amount of approximately U.S.$2.8 billion and €235 million and received their present value in cash from the redemption of the Brady Bonds’ principal collateral.

2010 Debt Exchange

On April 30, 2010, Argentina launched an invitation to holders of the securities issued in the 2005 Debt Exchange and of 149 different series of securities on which it had defaulted in 2001 to exchange such debt for the new securities described below and, in certain cases, a cash payment (the “April Invitation”).

Holders of eligible securities who participated in either the April Invitation or in the offer conducted by Argentina in Japan concurrently with the April Invitation were entitled to receive, in exchange for their securities, different combinations of the following:

•	the 2033 Discount Bonds (2010) due December 2033 and denominated in U.S. dollars, euros, Japanese yen and pesos;

•	the 2038 Par Bonds (2010) due December 2038 and denominated in U.S. dollars, euros, Japanese yen and pesos;

•	the 2017 Globals due 2017 and denominated in U.S. dollars; and

•	the 2035 GDP-Linked Securities (2010) expiring no later than December 2035 and denominated in U.S. dollars, euros, Japanese yen and pesos.

In December 2010, Argentina launched a reopening of the April Invitation in the domestic market (the “December Invitation”). The December Invitation closed on December 31, 2010.

Holders of eligible securities who participated in the December Invitation were entitled to receive, in exchange for their securities, different combinations of the following:

•	2033 Discount Bonds (2010) denominated in U.S. dollars and pesos;

•	2017 Globals; and

•	2035 GDP-Linked Securities (2010) denominated in U.S. dollars and pesos.

The aggregate eligible amount of securities in default tendered in the 2010 Debt Exchange, totaled approximately U.S.$12.4 billion, representing approximately 66.2% of the aggregate eligible amount of eligible securities.

Brady Bond Invitation

During December 2010, Argentina announced an invitation to the holders of the Brady Bonds, or the “Brady Invitation,” to tender their Brady Bonds in exchange for a combination of 2033 Discount Bonds (2010), 2017 Globals, 2035 GDP-linked Securities (2010) and cash payment. The Brady Invitation was, however, subject to the requirement that the Court of Appeals affirm the lower court’s ruling allowing the release, liquidation and transfer to the tendering holders of the proceeds of the collateral securing the tendered Brady Bonds. On July 20, 2011, the Court of Appeals reversed the lower court. As a result, on August 5, 2011, Argentina cancelled the Brady Invitation without accepting any tenders. All tenders under the Brady Invitation were automatically deemed rejected.

2020 Debt Exchanges

Bonds Governed by Foreign Law

On April 21, 2020, the Republic invited holders of its foreign currency external bonds issued under its 2005 indenture and 2016 indenture holding approximately U.S.$66.5 billion aggregate principal amount, to exchange such bonds for new bonds. The invitation contemplated the use of collective action clauses included in the terms and conditions of the respective bonds, whereby the decision by certain majorities would bind holders that do not tender into the exchange offer. After announcing the invitation, representatives of the Republic held several rounds of discussions with holders of such bonds relating to the terms of the invitation.

On August 17, 2020, the Republic amended the invitation to incorporate bondholders’ feedback and on August 31, 2020 it announced that it had obtained bondholders’ consents required to exchange and or modify 99.01% of the aggregate principal amount outstanding of all series of eligible bonds invited to participate in the exchange offer. The invitation settled on September 4, 2020. As a result of the invitation, the average interest rate paid by the Republic’s foreign currency external bonds was lowered to 3.07%, with a maximum rate of 5.0%, compared to an average interest rate of 7.0% and maximum rate of 8.28% prior to the invitation. In addition, the aggregate amount outstanding of the Republic’s foreign currency external bonds was reduced by 1.9% and the average maturity of such bonds was extended.

Bonds Governed by Argentine Law

On April 5, 2020, the Government enacted Decree No. 346/2020 (i) deferring the payments of principal and interest on certain of its foreign currency bonds governed by Argentine law until December 31, 2020, or until such earlier date as the Ministry of Economy may determine, taking into account the degree of advance in the process designed to restore the sustainability of the Republic’s public debt, and (ii) authorizing the Ministry of Economy to conduct liability management transactions or exchange offers, or to implement restructuring measures affecting foreign currency bonds governed by Argentine law which payments have been deferred pursuant to such Decree.

On August 18, 2020, the Republic offered holders of its foreign currency bonds governed by Argentine law to exchange such bonds for new bonds, on terms that were substantially comparable to the terms of the invitation made to holders of foreign law-governed bonds. On September 18, 2020, the Republic announced that holders representing 99.4% of the aggregate principal amount outstanding of all series of eligible bonds invited to participate in the local exchange offer had participated. As a result of the exchange offer, the average interest rate paid by the Republic’s foreign currency bonds governed by Argentine law was lowered to 2.4%, compared to an average interest rate of 7.6% prior to the exchange. In addition, the exchange offer extended the average maturity of such bonds.

The Pari Passu Litigation and the Settlement Proposal

Following the Republic’s default on its debt at the end of 2001, creditors filed numerous lawsuits against the Republic in several jurisdictions, including the United States. For additional information regarding litigation in the United States, including the pari passu litigation and the Republic’s Settlement Proposal to settle claims on the Untendered Debt, see “—Legal Proceedings.”

Indirect Debt

The Government guarantees principal and interest payments on certain debt obligations of the provinces and other national and private entities. A portion of these Government guarantees is secured by assets or tax receivables of the Government.

As of December 31, 2021, the Government guaranteed third-party obligations for an aggregate amount of U.S.$10.4 billion (including past due principal and interest) as compared to U.S.$10.9 billion as of December 31, 2020, consisting of the following obligations:

•	U.S.$2.2 billion in provincial debt (including the City of Buenos Aires), all of which was secured by assets of the issuer;

•	U.S.$566.6 million in debt owed by public sector entities other than the Government (such as Banco de la Nación Argentina); and

•	U.S.$7.6 billion in debt of private sector entities.

None of these guarantees were secured by assets of the Republic.

Secured Debt

Certain of the Government’s debt obligations are secured by pledges of specific assets, including tax receivables and other forms of collateral. A description of these security arrangements follows:

National Guaranteed Loans. These peso-denominated loans are secured by a pledge of the Government’s share of the revenue derived from the tax on financial transactions and co-participation taxes (i.e., taxes the Government is required to share with the provinces under the Co-Participation Law). As of December 31, 2021, the outstanding principal amount of National Guaranteed Loans was approximately U.S.$751.0 million.

Brady Bonds. The full principal amount of par and discount Brady Bonds is secured, in the case of U.S. dollar-denominated bonds, by zero-coupon U.S. Treasury notes and, in the case of euro-denominated bonds (which were originally denominated in deutsche marks), by zero-coupon bonds issued by Kreditanstalt für Wiederaufbau (Germany’s development bank). The collateral securing these bonds cannot be drawn upon until the maturity date of these bonds in 2023. As of December 31, 2021, the value of the collateral was U.S.$290.7 million. A portion of the interest payable on Brady Bonds was also collateralized.

Spanish Bonds. In 1993, as part of the Brady restructuring, the Government issued unsecured bonds maturing in 2008 (instead of 30-year Brady Bonds) to Spanish banks. These bonds were guaranteed by the Spanish government, which performed under its guarantee following the Government’s suspension of debt payments in 2001. In 2014, the Government settled on all amounts owed to the Spanish government for a total payment of U.S.$93.7 million, and reached an agreement on a payment schedule. As of December 31, 2021, the amount outstanding owed to the Spanish government totaled U.S.$18.8 million.

Evolution of Public Debt

From 2017 through 2021, the Republic’s total gross public debt (including Untendered Debt) increased by 13.2% from U.S.$320.9 billion as of December 31, 2017 to U.S.$363.2 billion as of December 31, 2021, mainly as a result of debt issuances exceeding amortization payments, inflation adjustments of certain outstanding bonds and compounding interest during 2017 and, since 2018, disbursements under the SBA entered into with the IMF. The nominal depreciation of the peso, reduced the incidence of peso-denominated debt when expressed in U.S. dollars.

As of December 31, 2021, foreign currency-denominated debt totaled U.S.$255.4 billion and represented 70.3% of total gross public debt compared to U.S.$256.6 billion and 76.5% of total gross public debt as of December 31, 2020. As of December 31, 2021, 43.5% of the Republic’s total public debt was held by public sector entities, and 34.7% of the Republic’s total foreign currency-denominated debt was held by public sector entities as of December 31, 2021.

The following table sets forth information on the Republic’s total gross public debt as of the dates indicated.

Total Gross Public Debt (1)

(in millions of U.S. dollars)

	2017		2018		2019		2020		2021
Peso-denominated Debt:(2)
Performing	U.S.$	100,274	U.S.$	78,427	U.S.$	71,581	U.S.$	78,979	U.S.$	107,808
Non-performing principal arrears		3		2		2		2		2
Untendered Debt(5)		92		67		63		49		56
Total peso-denominated debt		100,368		78,496		71,646		79,029		107,866
As a % of total gross public debt		31.3%		23.6%		22.2%		23.5%		29.7%
Foreign currency-denominated debt:(4)
Performing		217,677		250,854		248,945		253,996		252,881
Non-performing debt not yet due (3)		60		60		60		60		60
Non-performing principal arrears		35		34		34		36		34
Non-performing interest arrears		9		8		8		9		8
Non-performing compensatory interest		—		—		—		—		—
Untendered Debt(5)		2,785		2,739		2,372		2,451		2,383
Total foreign currency-denominated debt		220,566		253,696		251,419		256,553		255,367
As a % of total gross public debt		68.7%		76.4%		77.8%		76.5%		70.3%

Total gross public debt (including arrears) (6)		320,935		332,192		323,065		335,582		363,233

Collateral and other credits		(1,853)		(1,639)		(1,754)		(1,734)		(1,764)

Total public debt less collateral and other credits (including arrears)	U.S.$	319,082	U.S.$	330,553	U.S.$	321,311	U.S.$	333,848	U.S.$	361,468

Memorandum items:
Total gross public debt (including arrears) as a % of GDP(7)		56.5%		85.2%		89.8%		103.8%		80.6%

Total gross public debt (including arrears) as a % of annual Government revenues		287.7%		473.1%		455.6%		440.2%		397.2%

Exchange rate(8)		18.77		37.81		59.90		84.15		102.75
CER(8)		8.38		12.34		18.70		25.49		38.64

(1)	Total debt was calculated using the exchange rate at the end of each period.
(2)

Includes public debt denominated in local currency (public bonds, National Guaranteed Loans, temporary advances from the Central Bank, Treasury notes, Treasury bills, commercial-bank debt, promissory notes and others). Includes debt instruments initially issued in U.S. dollars but converted into pesos. For a list of these instruments, see “—Debt Record.”

(3)	For a definition of non-performing debt, see “Certain Defined Terms and Conventions—Certain Defined Terms.”
(4)	Includes public debt denominated in foreign currencies (multilateral and bilateral debt, public bonds, Treasury notes, Treasury bills, commercial-bank debt and others).
(5)	Includes claims on principal and/or interest that the Republic considers time-barred.
(6)	Includes Untendered Debt, collateral and other credits representing an obligation from the main obligor to reimburse the Republic for amounts paid.
(7)	GDP figures are expressed in nominal terms.
(8)	Exchange rate and CER used to calculate public debt totals for end of each period.
Source:	INDEC and Ministry of Economy.

In 2017, the Republic’s total gross public debt increased by 16.5% to U.S.$320.9 billion (56.5% of nominal GDP). The increase in total gross public debt was primarily a result of:

•	the net issuance of U.S.$69.4 billion in peso-denominated debt; and

•

the issuance of U.S.$75.1 billion in foreign currency-denominated debt, of which U.S.$12.0 billion corresponded to Bonares due 2024 issued as part of certain transactions granting the Republic the right to cause the cancellation of such Bonares upon the payment by the Republic of the amounts specified under such transactions. The outstanding Bonares due 2024 involved in the sales were cancelled in August 2019.

These factors were partially offset by principal payments that totaled U.S.$83.9 billion and exchange rate fluctuations that reduced debt by U.S.$10.1 billion.

In 2018, the Republic’s total gross public debt increased by 3.5% to U.S.$332.2 billion (85.2% of nominal GDP). The increase in total gross public debt was primarily a result of:

•	the issuance of U.S.$62.5 billion in peso-denominated debt; and

•

the issuance of U.S.$76.3 billion in foreign currency-denominated debt, of which U.S.$7.0 billion corresponded to Bonares due 2024 and Bonares due 2025 issued as part of certain transactions granting the Republic the right to cause the cancellation of such Bonares upon the payment by the Republic of the amounts specified under such transactions. The outstanding Bonares due 2024 and Bonares due 2025 involved in the sales were cancelled in August 2019.

These factors were partially offset by principal payments that totaled U.S.$75.6 billion, exchange rate fluctuations that reduced debt by U.S.$46.8 billion, and CER-indexation adjustments that reduced debt by U.S.$7.4 billion.

In 2019, the Republic’s total gross public debt decreased by 2.7% to U.S.$323.1 billion (89.8% of nominal GDP). In 2019, the Republic:

•	issued U.S.$53.5 billion in peso-denominated debt;

•	issued U.S.$45.2 billion in foreign currency-denominated debt; and

•	capitalized interests for U.S.$5.7 billion

These factors were more than offset by principal payments that totaled U.S.$93.2 billion, exchange rate fluctuations that reduced debt by U.S.$20.4 billion, and CER-indexation adjustments that reduced debt by U.S.$1.1 billion.

In 2020, the Republic’s total gross public debt (measured in U.S.$) increased by 3.9% to U.S.$335.6 billion (103.8% of nominal GDP). In 2020, the Republic:

•	issued U.S.$78.6 billion in peso-denominated debt;

•

issued U.S.$120.2 billion in foreign currency-denominated debt, of which U.S.$109.9 billion were issued as part of the 2020 Debt Exchanges pursuant to which the Republic also cancelled U.S.$108.5 billion of existing foreign currency-denominated bonds and bills (see “—Debt Record—2020 Debt Exchanges”); and

•	capitalized interests for U.S.$1.1 billion.

These factors were partially offset by principal payments that totaled U.S.$66.8 billion, exchange rate fluctuations that reduced debt by U.S.$10.5 billion, and CER-indexation adjustments that reduced debt by U.S.$1.2 billion.

In 2021, the Republic’s total gross public debt (measured in U.S.$) increased by 8.2% to U.S.$363.2 billion (80.6% of nominal GDP). In 2021, the Republic:

•	issued U.S.$78.0 billion in peso-denominated debt;

•	issued U.S.$19.8 billion in foreign currency-denominated debt;

•	capitalized interests for U.S.$260.5 billion; and

•	made CER-indexation adjustments for U.S.$11.5 billion.

These factors were partially offset by principal payments that totaled U.S.$72.7 billion and exchange rate fluctuations that reduced debt by U.S.$8.7 billion.

The following table sets forth information on intra-public sector issuances between January 1, 2017 and December 31, 2021, which provided financing to the Treasury.

Intra-Public Sector Issuances(1)

(in millions of U.S. dollars)

	For the year ended December 31,
	2017		2018		2019		2020		2021
Temporary advances(2)	U.S.$	26,969	U.S.$	17,395	U.S.$	16,636	U.S.$	15,656	U.S.$	24,225
Peso-denominated debt		26,969		17,395		16,636		15,656		24,225
Foreign currency-denominated debt		—		—		—		—		—
Nontransferable notes Central Bank		—		—		1,327		3,358		13,764
Peso-denominated debt		—		—		—		—		—
Foreign currency-denominated debt (5)		—		—		1,327		3,358		13,764
Treasury notes		8,964		4,200		4,795		4,319		3,307
Peso-denominated debt(3)		8,964		4,200		3,689		2,476		1,131
Foreign currency-denominated debt (4)		—		—		1,106		1,843		2,176
Promissory notes		1,125		—		—		932		861
Peso-denominated debt(6)		1,125		—		—		932		861
Foreign currency-denominated debt		—		—		—		—		—
Bontes		5,648		102		—		—		257
Peso-denominated debt(10)		5,648		102		—		—		257
Foreign currency-denominated debt		—		—		—		—		—
Bonares		1,615		2,120		6,203		—		—
Peso-denominated debt(7)		1,585		—		1,058		—		—
Foreign currency-denominated debt(8)		29		2,120		5,145		—		—
Boncers		4,038		893		1,861		—		—
Peso-denominated debt(9)		4,038		893		1,861		—		—
Foreign currency-denominated debt		—		—		—		—		—
Treasury bills		655		—		738		—		—
Peso-denominated debt(11)		115		—		—		—		—
Foreign currency-denominated debt(12)		540		—		738		—		—
Loans from BNA		—		—		521		—		—
Peso-denominated debt		—		—		521		—		—
Foreign currency-denominated debt		—		—		—		—		—
Botapos		1,096		—		—		—		—
Peso-denominated debt(13)		1,096		—		—		—		—
Foreign currency-denominated debt		—		—		—		—		—
Total Argentine securities issued	U.S.$	50,110	U.S.$	24,711	U.S.$	32,081	U.S.$	24,265	U.S.$	42,414

(1)

The figures in the table show the amount in U.S. dollars of financings entered into with Argentine public agencies, which provided new financing to the Treasury in each of the periods indicated in the table. The total amount for each period set forth in the table does not purport to show the outstanding amount with respect to such financings as of any specified date, but rather purports to show the total amount in U.S. dollars of such financings between January 1 and December 31 for each of the years in the period 2017 to 2021. The exchange rate used is that of the issue date.

(2)	Financing from the Central Bank.
(3)

Includes nontransferable notes issued to the Central Bank. The applicable rate of these notes is the lesser of LIBOR minus 1% and the yield of international reserves and maturity dates between December 30, 2029 and September 21, 2031.

(4)	Treasury notes with an interest rate of BADLAR and maturity dates between January 24, 2018 and April 1, 2022.
(5)	Treasury notes with an interest rate of BADLAR and zero rate and maturity dates between March 13, 2020 and March 7, 2022.
(6)	Promissory notes with maturity dates between March 20, 2018 and March 15, 2022.
(7)	Bontes with an interest rate of BADLAR plus 100 basis point and maturing dates between August 8, 2019 and November 21, 2020.
(8)	Bonares with an interest rate ranging from BADLAR plus 200 basis points to BADLAR plus 325 basis points and maturity dates between March 11, 2019 and April 3, 2022.
(9)	Bonares with a fixed interest rates ranging from 7% to 9% and maturity dates between May 29, 2020 and April 18, 2037.
(10)	Boncers with an interest rate ranging from 2.25% to 4.25% and maturity dates between April 28, 2020 and November 29, 2022.
(11)	Treasury bills with zero rate and maturing on March 16, 2018.
(12)	Treasury bills with zero rate and maturity dates between February 23, 2018 and February 28, 2020.
(13)	Botapos with an interest rate equal to the tasa de política monetaria (monetary policy rate) and maturing on June 21, 2020.
Source:	Ministry of Economy.

Debt by Interest Rate

The following tables set forth information on the Republic’s total gross public debt by type of interest rates.

Total Gross Public Debt by Type of Interest Rate (1)

(in millions of U.S. dollars)

	As of December 31,
	2017		2018		2019		2020		2021
Fixed rate(2)	U.S.$	172,553	U.S.$	190,021	U.S.$	161,098	U.S.$	174,449	U.S.$	183,706
Floating rate		94,644		104,587		122,267		125,274		124,398
BADLAR		16,175		7,030		6,449		2,419		2,152
LIBOR		14,443		17,128		18,557		21,322		23,693
LIBOR minus 1%(3)		48,687		48,687		50,013		53,258		57,509
Floating IADB Rate		549		759		704		93		85
IMF		—		28,032		44,128		45,965		40,952
Others(4)		14,790		2,952		2,415		2,218		7
Zero rate(5)		53,738		37,584		39,699		35,859		55,129

Total gross public debt	U.S.$	320,935	U.S.$	332,192	U.S.$	323,065	U.S.$	335,582	U.S.$	363,233

(1)	Includes past due principal and interest (including Untendered Debt).
(2)

Includes bonds, the principal amount of which is adjusted for inflation in the Republic as measured by CER. The amount of such CER-linked debt (including past due principal and interest payments) was U.S.$48.6 billion as of December 31, 2021.

(3)

Nontransferable notes issued to the Central Bank (Central Bank 2020, 2021, 2022, 2023, 2024, 2025, 2026, 2029, 2030 and 2031), which were issued as compensation for the cancellation of debt with the IMF, private debt holders, multilateral agencies and bilateral lenders. The applicable rate of these notes is the lower of LIBOR minus 1% and the yield of international reserves.

(4)	Includes savings accounts interest rate and others.
(5)

Includes temporary advances from the Central Bank, guaranteed treasury notes for renewable energy projects, treasury notes, promissory notes and discount rate treasury bills. As of December 31, 2017, the aggregate amount outstanding under temporary advances from the Central Bank was U.S.$25.2 billion, guaranteed treasury notes for renewable energy projects was U.S.$4.5 billion, the amount of promissory notes was U.S.$1.1 billion, treasury notes was U.S.$550.8 million and the amount of treasury bills was U.S.$19.8 billion. As of December 31, 2018, the aggregate amount outstanding under temporary advances from the Central Bank was U.S.$13.3 billion, the amount of guaranteed treasury notes for renewable energy was U.S.$7.4 billion, the amount of promissory notes was U.S.$1.1 billion, the amount of treasury notes was U.S.$232.7 million and the amount of treasury bills was U.S.$14.2 billion. As of December 31, 2019, the aggregate amount outstanding under temporary advances from the Central Bank was U.S.$14.2 billion, the amount of guaranteed treasury notes for renewable energy was U.S.$7.4 billion, the amount of promissory notes was U.S.$1.3 billion, the amount of treasury notes was U.S.$2.3 billion, the amount of Guarantees was U.S.$2.0 billion, the amount of commercial bank loans was U.S.$2.0 billion and the amount of treasury bills was U.S.$9.4 billion. As of December 31, 2020, the aggregate amount outstanding under temporary advances from the Central Bank was U.S.$15.0 billion, the amount of guaranteed treasury notes for renewable energy was U.S.$7.1 billion, the amount of promissory notes was U.S.$0.8 billion, the amount of treasury notes was U.S.$2.2 billion, the amount of Guarantees was U.S.$1.9 billion, the amount of commercial bank loans was U.S.$1.6 billion and the amount of treasury bills was U.S.$7.0 billion. As of December 31, 2021, the aggregate amount outstanding under temporary advances from the Central Bank was U.S.$21.1 billion, the amount of guaranteed treasury notes for renewable energy was U.S.$6.4 billion, the amount of promissory notes was U.S.$0.8 billion, the amount of treasury notes was U.S.$1.9 billion, the amount of Guarantees was U.S.$1.5 billion, the amount of commercial bank loans was U.S.$2.1 billion and the amount of treasury bills was U.S.$21.2 billion.

Source:	Ministry of Economy.

Total Gross Public Debt by Type of Interest Rate (1)

(% of total gross public debt)

	As of December 31,
	2017	2018	2019	2020	2021
Fixed rate(2)	53.8%	57.2%	49.9%	52.0%	50.6%
Floating rate	29.5	31.5	37.8	37.3	34.2
BADLAR	5.0	2.1	2.0	0.7	0.6
LIBOR	4.5	5.2	5.7	6.4	6.5
LIBOR minus 1%(3)	15.2	14.7	15.5	15.9	15.8
Floating IADB Rate	0.2	0.2	0.2	—	0.02
IMF	—	8.4	13.7	13.7	11.3
Others(4)	4.6	0.9	0.7	0.7	—
Zero rate(5)	16.7	11.3	12.3	10.7	15.2

Total gross public debt	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Includes past due principal and interest (including Untendered Debt).
(2)

Includes bonds, the principal amount of which is adjusted for inflation in the Republic as measured by CER. The amount of such CER-linked debt (including past due principal and interest payments) was U.S.$48.6 billion as of December 31, 2021.

(3)

Nontransferable notes issued to the Central Bank (Central Bank 2020, 2021, 2022, 2023, 2024, 2025, 2026, 2029, 2030 and 2031), which were issued as compensation for the cancellation of debt with the IMF, private debt holders, multilateral agencies and bilateral lenders. The applicable rate of these notes is the minimum of LIBOR minus 1% and the yield of international reserves.

(4)	Includes savings accounts interest rate and others.
(5)

Includes temporary advances from the Central Bank, guaranteed treasury notes for renewable energy projects, treasury notes, promissory notes and discount rate treasury bills. As of December 31, 2017, the aggregate amount outstanding under temporary advances from the Central Bank was U.S.$25.2 billion, guaranteed treasury notes for renewable energy projects was U.S.$4.5 billion, the amount of promissory notes was U.S.$1.1 billion, treasury notes was U.S.$550.8 million and the amount of treasury bills was U.S.$19.8 billion. As of December 31, 2018, the aggregate amount outstanding under temporary advances from the Central Bank was U.S.$13.3 billion, the amount of guaranteed treasury notes for renewable energy projects was U.S.$7.4 billion, the amount of promissory notes was U.S.$1.1 billion, the amount of treasury notes was U.S.$232.7 million and the amount of treasury bills was U.S.$14.2 billion. As of December 31, 2019, the aggregate amount outstanding under temporary advances from the Central Bank was U.S.$14.2 billion, the amount of guaranteed treasury notes for renewable energy projects was U.S.$7.4 billion, the amount of promissory notes was U.S.$1.3 billion, the amount of treasury notes was U.S.$2.3 billion, the amount of Guarantees (Avales) was U.S.$2.0 billion, the amount of commercial bank loans was U.S.$2.0 billion and the amount of treasury bills was U.S.$9.4 billion. As of December 31, 2020, the aggregate amount outstanding under temporary advances from the Central Bank was U.S.$15.0 billion, the amount of guaranteed treasury notes for renewable energy projects was U.S.$7.1 billion, the amount of promissory notes was U.S.$0.8 billion, the amount of treasury notes was U.S.$2.2 billion, the amount of Guarantees (Avales) was U.S.$1.9 billion, the amount of commercial bank loans was U.S.$1.6 billion and the amount of treasury bills was U.S.$7.0 billion. As of December 31, 2021, the aggregate amount outstanding under temporary advances from the Central Bank was U.S.$21.1 billion, the amount of guaranteed treasury notes for renewable energy projects was U.S.$6.4 billion, the amount of promissory notes was U.S.$0.8 billion, the amount of treasury notes was U.S.$1.9 billion, the amount of Guarantees (Avales) was U.S.$1.5 billion, the amount of commercial bank loans was U.S.$2.1 billion and the amount of treasury bills was U.S.$21.2 billion.

Source:	INDEC and Ministry of Economy.

As of December 31, 2021, the composition of the public debt (excluding Untendered Debt) by interest rate included:

•	fixed rate peso-denominated debt, such as Boncers, Bontes, 2045 Quasi-Par Bonds, 2033 Discount Bonds, National Guaranteed Loans, 2038 Par Bonds, Promissory Notes, Bonar, Bocones and others;

•

fixed rate foreign currency-denominated debt, such as U.S. dollar-denominated and euro-denominated bonds issued in the 2020 Debt Exchanges, multilateral debt, bilateral debt, 2038 Par Bonds, commercial banks loans, 2033 Discount Bonds, Bonares and others;

•	zero rate peso-denominated debt, such as Treasury bills, temporary advances from the Central Bank, commercial bank loans, Promissory notes and others;

•	zero rate foreign currency-denominated debt, such as Guaranteed Treasury notes for renewable energy projects, Treasury notes, Guarantees, Treasury bills and multilateral debt;

•	floating rate peso-denominated debt, such as Bontes, Bonar, Treasury notes, Bocones and others, and all debt issued at BADLAR, savings, Lebacs or term deposit interest rates; and

•

floating rate foreign currency-denominated debt, such as LIBOR rate instruments, loans from multilateral organizations (including the IMF) and bilateral debt, nontransferable notes issued to the Central Bank (Central Bank 2022, 2023, 2024, 2025, 2026, 2029, 2030 and 2031, in compensation for advances applied to cancel the debt with private creditors, multilateral organizations and bilateral lenders), and nontransferable notes issued to the Central Bank for an increase in the Republic of Argentina’s quota in the IMF, a portion of the bilateral debt and IADB rate loans.

Maturity Profile

For purposes of its debt maturity profile, the Republic divides its debt into three categories: short-term debt, medium- and long-term debt, arrears and Untendered Debt. Principal and interest arrears, having already matured, are not included in the amount of short-term or medium- and long-term debt but are included in the total amount of debt outstanding. Compensatory and default interest and Untendered Debt are also included in the total amount of debt outstanding.

The following tables set forth the Republic’s total public debt by term as of the dates indicated.

Total Gross Public Debt by Term

(in millions of U.S. dollars)

	As of December 31,
	2017		2018		2019		2020		2021
Short-term(1)	U.S.$	39,537	U.S.$	38,733	U.S.$	19,365	U.S.$	22,614	U.S.$	34,921
Medium-term and long-term(2)		278,474		290,609		301,221		310,421		325,828
Arrears:
Principal		38		36		35		37		36
Interest		9		8		8		9		8
Compensatory Interest(3)		—		—		—		—		—

Total arrears		47		44		43		46		44

Untendered Debt(4)		2,877		2,805		2,435		2,500		2,439

Total gross public debt(5)	U.S.$	320,935	U.S.$	332,192	U.S.$	323,065	U.S.$	335,582	U.S.$	363,233

(1)	Debt with original maturity of one year or less.
(2)	Debt with original maturity of more than one year.
(3)	Compensatory interest is estimated by reference to contractual rates.
(4)	Includes claims on principal and/or interest that the Republic considers time-barred.
(5)	Amounts include Untendered Debt.
Source:	Ministry of Economy.

Total Gross Public Debt by Term

(% of total gross public debt)

	As of December 31,
	2017	2018	2019	2020	2021
Short-term(1)	12.3%	11.7%	6.0%	6.7%	9.6%
Medium-term and long-term(2)	86.8	87.5	93.2	92.5	89.7
Arrears:	—	—	—	—	—
Principal	—	—	—	—	—
Interest	—	—	—	—	—
Compensatory Interest(3)	—	—	—	—	—

Total arrears	—	—	—	—	—

Untendered Debt(4)	0.9	0.8	0.8	0.7	0.7

Total gross public debt(5)	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Debt with original maturity of one year or less.
(2)

Debt with original maturity of more than one year. Includes Bonares due 2024, Bonares due 2025 and Bonares due 2037 issued in 2017, 2018 and 2019 as part of certain transactions granting the Republic the right to cause the cancellation of such Bonares upon the payment by the Republic of the amounts specified under such transactions. The outstanding Bonares due 2024, Bonares due 2025 and Bonares due 2037 involved in the sales were cancelled in August 2019.

(3)	Compensatory interest is estimated by reference to contractual rates.
(4)	Includes claims on principal and/or interest that the Republic considers time-barred.
(5)	Amounts include Untendered Debt.
Source:	Ministry of Economy.

The Republic’s short-term debt decreased to 9.6% of total gross public debt as of December 31, 2021 from 12.3% as of December 31, 2017, primarily due to a decrease in temporary advances from the Central Bank from U.S.$15.0 billion in 2017 to U.S.$13.3 billion in 2021, in treasury notes from U.S.$9.8 billion in 2017 to U.S.$1.6 billion in 2021, and in promissory notes from U.S.$1.1 billion in 2017 to U.S.$0.8 billion in 2021.

In 2021, the Republic’s short-term debt increased by 54.4% to U.S.$34.9 billion from U.S.$22.6 billion in 2020, primarily due to an increase in (i) Treasury bills from U.S.$9.1 billion in 2020 to U.S.$19.0 billion in 2021, (ii) temporary advances from the Central Bank from U.S.$8.4 billion in 2020 to U.S.$13.3 billion in 2021, and (iii) treasury notes from U.S.$1.5 billion in 2020 to U.S.$1.6 billion in 2021.

The Republic’s medium- and long-term debt increased in relative terms to 90.4% of total gross public debt as of December 31, 2021 compared to 87.7% of total gross public debt as of December 31, 2017, and increased in absolute terms by U.S.$46.9 billion to U.S.$328.3 billion as of December 31, 2021 from U.S.$281.4 billion as of December 31, 2017, primarily due to disbursements under the SBA entered into with the IMF, issuances exceeding amortization payments, inflation adjustment of certain outstanding bonds, and compounding interest. These factors were partially offset by the nominal depreciation of the peso, which reduced peso-denominated debt when expressed in U.S. dollars.

Distribution of Total Gross Public Debt by Type of Creditor and Term

The following tables set forth information relating to the Republic’s performing and non-performing public debt (including Untendered Debt) by creditor.

Total Gross Performing and Non-Performing Public Debt by Creditor

(in millions of U.S. dollars)

	As of December 31,
	2017	2018		2019		2020		2021
Performing debt
Medium-term and long-term debt:
Official debt:
Multilateral debt:
IMF	—	U.S.$	28,032	U.S.$	44,128	U.S.$	45,965	U.S.$	40,952
Inter-American Development Bank	11,778		12,332		12,647		13,368		14,052
World Bank	6,328		6,879		7,128		7,721		8,517

Corporación Andina de Fomento	3,039		3,467		3,656		3,649		3,781
FONPLATA	115		167		237		323		404
European Investment Bank	—		71		86		106		122
International Fund for the Development of Agriculture	45		45		41		39		34
Central American Bank for Economic Integration	3		3		3		3		79
The OPEC Fund for International Development	20		41		75		94		124
Total multilateral debt	21,327		51,037		68,001		71,268		68,065
Paris Club	5,296		3,596		1,941		2,240		1,714
Bilateral debt	2,984		3,316		3,457		3,248		2,996
Total bilateral debt	8,280		6,912		5,398		5,488		4,710
Total official debt	29,607		57,950		73,399		76,756		72,775

Bonds:
Peso-denominated bonds	56,592		43,400		38,723		47,590		60,334
Foreign currency-denominated bonds	165,334		171,851		155,429		166,336		170,035

Total bonds	221,926		215,252		194,153		213,926		230,369

Treasury bills:(1)
Peso-denominated bills	—		3,189		5,840		—		2,187
Foreign currency-denominated bills	6,068		717		8,704		30		7
Total Treasury bills	6,068		3,906		14,544		30		2,193
Temporary advances from the Central Bank	10,182		2,478		4,842		6,611		7,864
Treasury notes:(2)
Peso-denominated notes	—		233		185		161		125
Foreign currency denominated notes	522		—		1,016		938		705
Total Treasury notes	522		233		1,202		1,098		829
Commercial banks	2,434		1,194		2,284		2,029		2,530
National Guaranteed Loans	1,139		684		640		605		751
Guaranteed Debt
Promissory notes	797		504		332		306		379
Guarantees (Avales)	1,239		931		2,397		1,920		1,667
Guaranteed Treasury notes	4,499		7,417		7,368		7,080		6,410

Total Guaranteed Debt	6,535		8,852		10,098		9,307		8,456

Total medium-term and long-term debt	278,414		290,548		301,161		310,361		325,768

Short-term debt:
Bonds:(3)
Peso-denominated bonds	—		4,208		—		2,842		—
Foreign-currency-denominated bonds	—		—		—		—		—
Total Bonds	—		4,208		—		2,842		—
Treasury bills:(4)
Peso-denominated bills	2,906		8,010		4,319		9,060		19,041

Foreign currency-denominated bills	10,823		12,056		—		—		—
Total Treasury bills	13,729		20,066		4,319		9,060		19,041
Treasury notes:(5)
Peso-denominated	9,515		2,629		2,752		438		550
Foreign currency-denominated bills	257		—		1,106		1,061		1,096
Total Treasury notes	9,772		2,629		3,859		1,499		1,647

Temporary advances from the Central Bank	14,972		10,819		9,395		8,369		13,285
Promissory notes	1,065		1,013		1,291		844		827
Guarantees (Avales)	—		—		—		—		121
Commercial banks	—		—		501		—		—
Total short-term debt	39,537		38,733		19,365		22,614		34,921

Total performing debt	317,951		329,282		320,525		332,975		360,689

Non-performing debt(6)

Non-performing debt not yet due:
Medium-term and long-term debt:
Bilateral debt(7)		—		—		—		—		—
Suppliers		—		—		—		—		—
Commercial banks		60		60		60		60		60

Total non-performing debt not yet due		60		60		60		60		60

Non-performing principal and interest arrears:
Paris Club		—		—		—		—		—
Other bilateral debt		—		—		—		—		—
Commercial banks		36		34		33		36		34
Suppliers		11		10		10		10		10
Compensatory interest		—		—		—		—		—

Total non-performing principal and interest arrears		47		44		43		46		44

Total non-performing debt		107		105		104		107		105

Untendered Debt(8)		2,877		2,805		2,435		2,500		2,439

Total gross public debt including arrears(9)	U.S.$	320,935	U.S.$	332,192	U.S.$	323,065	U.S.$	335,582	U.S.$	363,233

(1)	Includes medium and long term negotiable instruments issued by public auctioning or private placements, such as Letes, Lecaps, Lecer, Lelink, Lepas and Ledes.
(2)	Includes medium and long term non-negotiable instruments held by public-sector entities or certain private entities specifically, China Machinery Engineering Argentina S.A. (“CMEA”).
(3)

Includes Bonares due 2024, Bonares due 2025 and Bonares due 2037 issued in 2017, 2018 and 2019 as part of certain transactions granting the Republic the right to cause the cancellation of such Bonares upon the payment by the Republic of the amounts specified under such transactions. The outstanding Bonares due 2024, Bonares due 2025 and Bonares due 2037 involved in the sales were cancelled in August 2019.

(4)	Includes short term negotiable instruments issued by public auctioning or private placements, such as Letes, Lecaps, Lecer, Lelink, Lebad, Ledes and Lelites.
(5)	Includes short term non-negotiable instruments held by public-sector entities or certain private entities.
(6)	For a definition of non-performing debt, see “Certain Defined Terms and Conventions—Certain Defined Terms.”
(7)	Bilateral debt is debt with sovereign governments.
(8)	Includes claims on principal and/or interest that the Republic considers time-barred.
(9)	Figures include Untendered Debt.
Source:	Ministry of Economy.

Total Gross Performing and Non-Performing Public Debt by Creditor

(as a % of total gross public debt)

	As of December 31,
	2017	2018	2019	2020	2021
Performing debt
Medium-term and long-term debt:
Official debt:
Multilateral debt:
IMF	—	8.4%	13.7%	13.7%	11.3%
Inter-American Development Bank	3.7	3.7	3.9	4.0	3.9
World Bank	2.0	2.1	2.2	2.3	2.3
Corporación Andina de Fomento	0.9	1.0	1.1	1.1	1.0
FONPLATA	—	0.1	0.1	0.1	0.1
European Investment Bank	—	—	—	—	0.03
International Fund for the Development of Agriculture	—	—	—	—	0.01
Central American Bank for Economic Integration	—	—	—	—	0.02
The OPEC Fund for International Development	—	—	—	—	0.03
Total multilateral debt	6.6	15.4	21.0	21.2	18.7
Paris Club	1.7	1.1	0.6	0.7	0.5
Bilateral debt	0.9	1.0	1.1	1.0	0.8

Total bilateral debt	2.6	2.1	1.7	1.6	1.3

Total official debt	9.2	17.4	22.7	22.9	20.0

Bonds:
Peso-denominated bonds	17.6	13.1	12.0	14.2	16.6
Foreign currency-denominated bonds	51.5	51.7	48.1	49.6	46.8

Total Bonds	69.1	64.8	60.1	63.7	63.4

Treasury Bills:
Peso-denominated treasury bills	—	1.0	1.8	—	0.6
Foreign currency-denominated treasury bills	1.9	0.2	2.7	—	—
Total Treasury Bills	1.9	1.2	4.5	—	0.6
Temporary advances from the Central Bank	3.2	0.7	1.5	2.0	2.2
Treasury notes
Peso-denominated treasury notes	—	0.1	0.1	—	0.03
Foreign currency-denominated treasury notes	0.2	—	0.3	0.3	0.2
Total Treasury notes	0.2	0.1	0.4	0.3	0.2
Commercial banks	0.8	0.4	0.7	0.6	0.7
National Guaranteed Loans	0.4	0.2	0.2	0.2	0.2
Guaranteed Debt:
Promissory notes	0.2	0.2	0.1	0.1	0.1
Guarantees (Avales)	0.4	0.3	0.7	0.6	0.5
Guaranteed Treasury notes	1.4	2.2	2.3	2.1	1.8
Total Guaranteed Debt	2.0	2.7	3.1	2.8	2.3

Total medium-term and long-term debt	86.8	87.5	93.2	92.5	89.7

Short-term debt:
Bonds:
Peso-denominated bonds	—	1.3	—	0.8	—
Foreign currency-denominated bonds	—	—	—	—	—
Total Bonds	—	1.3	—	0.8	—
Treasury bills:
Peso-denominated bills	0.9	2.4	1.3	2.7	5.2
Foreign currency-denominated bills	3.4	3.6	—	—	—
Total Treasury bills	4.3	6.0	1.3	2.7	5.2
Treasury notes:
Peso-denominated treasury notes	3.0	0.8	0.9	0.1	0.2
Foreign currency-denominated treasury notes	0.1	—	0.3	0.3	0.3
Total Treasury notes	3.0	0.8	1.2	0.4	0.5
Temporary advances from the Central Bank	4.7	3.3	2.9	2.5	3.7
Promissory notes	0.3	0.3	0.4	0.3	0.2
Guarantees (Avales)	—	—	—	—	0.03
Commercial banks	—	—	0.2	—	—
Total short term debt	12.3	11.7	6.0	6.7	9.6

Total performing debt	99.1	99.1	99.2	99.2	99.3

Non-performing debt (1)
Non-performing debt not yet due:
Medium-term and long-term debt:
Bilateral debt (2)	—	—	—	—	—
Suppliers	—	—	—	—	—
Commercial banks	0.02	0.02	0.02	0.02	0.02

Total non-performing debt not yet due	0.02	0.02	0.02	0.02	0.02

Non-performing principal and interest arrears:
Paris Club	—	—	—	—	—
Other bilateral debt	—	—	—	—	—
Commercial banks	0.01	0.01	0.01	0.01	0.01
Suppliers	—	—	—	—	—
Compensatory interest	—	—	—	—	—
Total non-performing principal and interest arrears	0.01	0.01	0.01	0.01	0.01

Total non-performing debt	0.03	0.03	0.03	0.03	0.03

Untendered Debt(3)	0.9	0.8	0.8	0.7	0.7

Total gross public debt (4)	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	For a definition of non-performing debt, see “Certain Defined Terms and Conventions—Certain Defined Terms.”
(2)	Bilateral debt is debt with sovereign governments.
(3)	Includes claims on principal and/or interest that the Republic considers time-barred.
(4)	Includes Untendered Debt.
Source:	Ministry of Economy.

Performing Debt

Medium-term and long-term debt

Medium-term and long-term debt increased in relative terms to 90.3% of total performing debt as of December 31, 2021 from 87.6% as of December 31, 2017, and increased by U.S.$47.4 billion in absolute terms to U.S.$325.8 billion as of December 31, 2021 from U.S.$278.4 billion as of December 31, 2017, as a result of issuances of new bonds, guaranteed treasury notes for renewable energy projects, treasury bills, commercial banks and Guarantees (Avales), disbursements under the SBA entered into with the IMF and inflation adjustments of certain outstanding bonds. This increase was partially offset by a decrease in the issuance of treasury bills, temporary advances from the Central Bank and exchange rate fluctuations (the nominal depreciation of the euro, which reduced euro-denominated debt when expressed in U.S. dollars and the nominal depreciation of the peso, which reduced peso-denominated debt when expressed in U.S. dollars).

Short-term debt

On August 28, 2019, the Government issued a decree deferring the scheduled payment date for 85% of the amounts due on short-term notes maturing in the fourth quarter of 2019, governed by Argentine law and held by institutional investors. Of the deferred amounts, 30% was repaid 90 days after the original payment date and the remaining 70% was repaid 180 days after the original payment date, except for payments under Lecaps due 2020 held domestically, which was repaid entirely 90 days after the original payment date. Amounts due on short-term notes held by individual investors was paid as originally scheduled.

Short-term debt decreased in relative terms to 9.7% of total performing debt as of December 31, 2021 from 12.4% as of December 31, 2017, and decreased by U.S.$4.6 billion in absolute terms to U.S.$34.9 billion as of December 31, 2021 from U.S.$39.5 billion as of December 31, 2017, primarily as a result of a decrease in the amount of temporary advances from the Central Bank, treasury notes, and promissory notes. This decrease was partially offset by an increase in the issuance of treasury bills.

Changes in Total Gross Performing Public Debt by Creditor

Multilateral debt decreased in relative terms to 18.7% of the Republic’s total gross public debt as of December 31, 2021 from 21.2% as of December 31, 2020, and decreased by U.S.$3.2 billion in absolute terms to U.S.$68.1 billion as of December 31, 2021 from U.S.$71.3 billion as of December 31, 2020.

Bilateral debt decreased in relative terms to 1.3% of the Republic’s total gross public debt as of December 31, 2021 from 1.6% as of December 31, 2020, and decreased by U.S.$0.8 billion in absolute terms to U.S.$4.7 billion as of December 31, 2021 from U.S.$5.5 billion as of December 31, 2020.

Bond debt decreased slightly in relative terms to 63.4% of the Republic’s total gross public debt as of December 31, 2020 from 63.7% as of December 31, 2020, but increased by U.S.$16.4 billion in absolute terms to U.S.$230.4 billion as of December 31, 2021, from U.S.$213.9 billion as of December 31, 2020. This increase resulted primarily from exchange rate fluctuations, which were partially offset by CER adjustments and compounding interest.

Medium-term and long-term Treasury bills increased in relative terms to 0.6% of the Republic’s total gross public debt as of December 31, 2021, from 0.01% as of December 31, 2020, and increased by U.S.$1.9 billion in absolute terms to U.S.$2.2 billion as of December 31, 2021 from U.S.$30 million as of December 31, 2020.

Medium-term and long-term temporary advances from the Central Bank increased in relative terms to 2.2% of the Republic’s total gross public debt as of December 31, 2021, from 2.0% as of December 31, 2020, and increased by U.S.$1.3 billion in absolute terms to U.S.$7.9 billion as of December 31, 2021 from U.S.$6.6 billion as of December 31, 2020.

Medium-term and long-term Treasury notes debt decreased in relative terms to 0.2% of the Republic’s total gross public debt as of December 31, 2021 from 0.3% as of December 31, 2020, and decreased by U.S.$268.9 million in absolute terms to U.S.$829.2 million as of December 31, 2021 from U.S.$1.1 billion as of December 31, 2020.

Commercial bank debt increased in relative terms to 0.7% of the Republic’s total gross public debt as of December 31, 2021 from 0.6% as of December 31, 2020, and increased by U.S.$501.4 million in absolute terms to U.S.$2.5 billion as of December 31, 2021 from U.S.$2.0 billion as of December 31, 2020.

National Guaranteed Loans represented 0.2% of the Republic’s total gross public debt as of December 31, 2021, reflecting no significant variation when compared to the National Guaranteed Loans registered as of December 31, 2020, and increased by U.S.$146 million in absolute terms to U.S.$751 million as of December 31, 2021 from U.S.$605.0 million as of December 31, 2020.

Guaranteed debt decreased in relative terms to 2.3% of the Republic’s total gross public debt as of December 31, 2021 from 2.8% as of December 31, 2020, and decreased by U.S.$850.6 million in absolute terms to U.S.$8.5 billion as of December 31, 2021 from U.S.$9.3 billion as of December 31, 2020.

Short-term bonds decreased in relative terms to 0.0% of the Republic’s total gross public debt as of December 31, 2021 from 0.8% as of December 31, 2020, and decreased in absolute terms to U.S.$0.0 billion as of December 31, 2021 from U.S.$2.8 billion as of December 31, 2020.

Short-term Treasury bills increased in relative terms to 5.2% of the Republic’s total gross public debt as of December 31, 2021 from 2.7% as of December 31, 2020, and increased by U.S.$9.9 billion in absolute terms to U.S.$19.0 billion as of December 31, 2021 from U.S.$9.1 billion as of December 31, 2020.

Short-term Treasury notes increased in relative terms to 0.5% of the Republic’s total gross public debt as of December 31, 2021 from 0.4% as of December 31, 2020, and increased by U.S.$147.3 million in absolute terms to U.S.$1.6 billion as of December 31, 2021 from U.S.$1.5 billion as of December 31, 2020.

Short-term temporary advances from the Central Bank increased in relative terms to 3.7% of the Republic’s total gross public debt as of December 31, 2021, from 2.5% as of December 31, 2020, and increased by U.S.$4.9 billion in absolute terms to U.S.$13.3 billion as of December 31, 2021 from U.S.$8.4 billion as of December 31, 2020.

Short-term promissory notes decreased in relative terms to 0.2% of the Republic’s total gross public debt as of December 31, 2021, from 0.3% as of December 31, 2020, and decreased by U.S.$16.5 million in absolute terms to U.S.$827.3 billion as of December 31, 2021 from U.S.$843.8 million as of December 31, 2020.

Short-term guarantees increased in relative terms to 0.03% of the Republic’s total gross public debt as of December 31, 2021, and increased in absolute terms to U.S.$121.1 million as of December 31, 2021.

Short-term debt increased in relative terms to 9.6% of the Republic’s total gross public debt as of December 31, 2021 from 6.7% as of December 31, 2020, and increased by U.S.$12.3 billion in absolute terms to U.S.$34.9 billion as of December 31, 2021 from U.S.$22.6 billion as of December 31, 2020.

Non-Performing Debt (excluding Untendered Debt)

Non-Performing Debt (excluding Untendered Debt) decreased by U.S.$2.9 million in absolute terms to U.S.$104.6 million as of December 31, 2021 from U.S.$107.4 million as of December 31, 2017. Such decrease was driven by foreign exchange variations.

Foreign Currency-Denominated Debt

The following tables set forth information regarding the Republic’s total foreign currency-denominated debt, including past due principal and interest and compensatory and default interest, as of the dates indicated.

Foreign Currency-Denominated Public Debt by Instrument (1)

(in millions of U.S. dollars)

	As of December 31,
	2017		2018		2019		2020		2021
Performing debt	U.S.$	217,677	U.S.$	250,854	U.S.$	248,945	U.S.$	253,996	U.S.$	252,881
Multilateral debt		21,327		51,037		68,001		71,268		68,065
Bono Global		—		—		—		68,317		67,964
Non-transferable notes to the Central Bank 2016, 2020, 2021, 2022, 2023, 2024, 2025, 2026, 2029, 2030 and 2031		48,687		48,687		50,013		53,371		57,509
Bono R.A.		—		—		—		43,471		43,510
Guaranteed Treasury Notes for Renewable Energy Projects		4,499		7,417		7,368		7,080		6,410
Bilateral Debt		8,280		6,912		5,398		5,488		4,710
Treasury Notes		257		—		—		1,999		1,801
2038 Par Bonds (2010)		1,901		1,821		1,789		744		695
Commercial banks		1		1		279		424		438
2038 Par Bonds		12,719		12,441		12,329		203		179
2033 Discount Bonds		15,008		14,834		14,885		80		69
Bonar		25,358		24,104		22,182		55		37
Bonar 2024		19,695		15,426		6,634		44		26
of which Agreements Bonar 24(2)		11,973		7,705		—		—		—
2033 Discount Bonds (2010)		4,708		4,559		4,500		34		30
Treasury Bills		16,891		12,773		10,826		30		7
Bontes		4		4		4		4		4
Bocones		3		3		3		3		3
Bonar 2025		1,536		5,555		1,536		3		2
of which Agreements Bonar 25(3)		—		4,019		—		—		—
Promissory notes		84		48		18		1		—
Birad		29,000		38,000		35,250		—		—
Birae		6,298		6,004		5,885		—		—
Biraf		411		406		413		—		—
2017 Globals		—		—		—		—		—
Other		1,011		821		1,631		1,377		1,422
Non-performing debt		105		103		102		105		103
Non-performing debt not yet due		60		60		60		60		60
Non-performing debt arrears		44		42		42		45		42
Compensatory Interest		—		—		—		—		—
Untendered debt(4)		2,785		2,739		2,372		2,451		2,383

Total foreign currency-denominated debt	U.S.$	220,566	U.S.$	253,696	U.S.$	251,419	U.S.$	256,553	U.S.$	255,367

(1)	Includes performing and non-performing debt (including Untendered Debt).
(2)

Corresponds to Bonares due 2024 issued as underlying of certain agreements entered into by the Republic, granting the Republic the right to cause the cancellation of such Bonares upon the payment by the Republic of the amounts specified under such agreements. Such Bonares due 2024 were cancelled in August 2019.

(3)

Corresponds to Bonares due 2025 issued as underlying of certain agreements entered into by the Republic, granting the Republic the right to cause the cancellation of such Bonares upon the payment by the Republic of the amounts specified under such agreements. Such Bonares due 2025 were cancelled in August 2019.

(4)	Includes claims on principal and/or interest that the Republic considers time-barred.
Source:	Ministry of Economy.

Gross Foreign Currency-Denominated Public Debt (1)

(in millions of U.S. dollars, except for percentages)

	As of December 31,
	2017		2018		2019		2020		2021
Foreign currency-denominated debt	U.S.$	220,566	U.S.$	253,696	U.S.$	251,419	U.S.$	256,553	U.S.$	255,367
As a % of GDP		34.3		48.3		56.3		66.6		52.5
As a % of Government revenues		174.5		268.5		285.8		282.3		258.7
As a % of exports		297.4		328.9		314.4		398.2		292.1
As a % of international reserves		400.6		385.5		560.6		651.4		643.9
As a % of total gross public debt		68.7%		76.4%		77.8%		76.5%		70.3%

(1)	Includes performing and non-performing (including Untendered Debt).
Source:	INDEC and Ministry of Economy.

Foreign Currency-Denominated Debt

In 2021, the Republic issued foreign currency-denominated debt in an aggregate principal amount of U.S.$19.6 billion, consisting mainly of foreign currency-denominated bonds for a total aggregate principal amount of U.S.$3.7 billion issued within the context of the 2020 Debt Exchanges and treasury notes for an aggregate principal amount of U.S.$15.9 billion See “—Debt Record—2020 Debt Exchanges.”

The following table sets forth information regarding the Republic’s total foreign currency-denominated debt by type of currency as of the dates indicated.

Gross Foreign Currency-Denominated Public Debt, by Currency (1)

(in millions of U.S. dollars)

	As of December 31,
	2017		2018		2019		2020		2021
U.S. dollars	U.S.$	193,592	U.S.$	201,060	U.S.$	184,101	U.S.$	201,120	U.S.$	205,873
Euro		24,697		22,770		21,779		8,341		7,609
Japanese yen		1,463		1,128		790		862		675
Special Drawing Rights		19		28,048		44,142		45,976		40,960
Other(2)		796		690		608		255		251

Total foreign currency-denominated debt	U.S.$	220,566	U.S.$	253,696	U.S.$	251,419	U.S.$	256,553	U.S.$	255,367

(1)	Includes Untendered Debt.
(2)	Figures include Danish crown, Swedish crown, Swiss franc, Canadian dollar, Australian dollar and Kuwaiti dinar.
Source:	Ministry of Economy.

As of December 31, 2021, the Republic’s total gross foreign currency public debt was denominated as follows:

•	80.6% in U.S. dollars;

•	3.0% in euro;

•	0.3% in Japanese yen; and

•	16.1% in other foreign currencies (including Special Drawing Rights).

Performing Foreign Currency-Denominated Debt Service

In 2017, the Republic’s interest expense on its performing foreign currency-denominated debt was U.S.$8.4 billion (1.3% of nominal GDP for 2017). The increase in the Republic’s performing foreign currency-denominated debt service in 2017 resulted primarily from a larger stock of outstanding debt, including new issues during 2017 (Birads, Biraes, Birafs, Treasury bills, Bonares due 2024, Bonares due 2025, Bonares due 2037 and Bonares due 2018). In 2018, the Republic’s interest expense on its performing foreign currency-denominated debt was U.S.$9.6 billion (1.8% of nominal GDP for 2018). In 2019, the Republic’s interest expense on its performing foreign currency-denominated debt was U.S.$11.1 billion (2.5% of nominal GDP for 2019). In 2020, the Republic’s interest expense on its performing foreign currency-denominated debt, after giving effect to the 2020 Debt Exchanges, was U.S.$3.6 billion (0.9% of nominal GDP for 2020). In 2021, the Republic’s interest expense on its performing foreign currency-denominated debt was U.S.$2.2 billion (0.4% of nominal GDP for 2021).

The following table sets forth information regarding the Republic’s projected debt service obligations on its performing foreign currency-denominated debt for the periods indicated, as of December 31, 2021.

Projected Performing Foreign Currency-Denominated Public Debt Service by Creditor (1)(2)

(in millions of U.S. dollars)

	2022				2023				2024				2025
	Principal		Interest		Principal		Interest		Principal		Interest		Principal		Interest
Multilateral debt:
Inter-American Development Bank	U.S.$	840	U.S.$	302	U.S.$	864	U.S.$	279	U.S.$	963	U.S.$	256	U.S.$	952	U.S.$	231
World Bank		306		119		284		118		308		114		321		109
Corporación Andina de Fomento		566		78		496		71		500		59		471		48
International Fund for Agricultural Development		8		—		7		—		7		—		5		—
FONPLATA		35		11		39		10		52		9		42		7
Central American Bank for Economic Integration		1		2		1		2		1		2		2		2
The OPEC Fund for International Development		9		6		11		6		11		5		11		5
European Investment Bank		11		1		11		1		12		1		13		1
IMF		17,557		1,235		18,619		415		4,776		21		—		—
Total multilateral debt		19,334		1,754		20,332		902		6,630		467		1,816		403
Bilateral debt (excluding Paris Club)		366		103		370		90		341		78		340		65
Paris Club		1,714		327		—		—		—		—		—		—
Total Bilateral debt		2,080		429		370		90		341		78		340		65
Total official debt		21,413		2,184		20,702		993		6,971		545		2,156		468
Bonds		7,794		1,427		9,456		2,079		12,193		3,128		16,618		3,467

Treasury bills		7		—		—		—		—		—		—		—
Treasury notes		1,307		—		448		—		45		—		450		—
Commercial Banks		68		6		68		5		68		4		64		3
Guaranteed Debt:
Promissory notes		—		—		—		—		—		—		—		—
Guarantees (Avales)		290		13		73		4		14		—		1		—
Guaranteed Treasury notes		346		—		352		—		352		—		352		—

Total Guaranteed Debt		636		13		424		4		366		—		353		—

Total performing foreign currency-denominated debt service	U.S.$	31,226	U.S.$	3,629	U.S.$	31,098	U.S.$	3,080	U.S.$	19,643	U.S.$	3,678	U.S.$	19,190	U.S.$	3,938

	2026				2027				2028				2029
	Principal		Interest		Principal		Interest		Principal		Interest		Principal		Interest
Multilateral debt:
Inter-American Development Bank	U.S.$	946	U.S.$	208	U.S.$	917	U.S.$	185	U.S.$	917	U.S.$	163	U.S.$	885	U.S.$	140
World Bank		387		104		426		99		427		93		428		87
Corporación Andina de Fomento		289		38		265		31		224		25		200		20
International Fund for Agricultural Development		3		—		3		—		1		—		—		—
FONPLATA		37		6		37		5		37		4		29		3
Central American Bank for Economic Integration		4		2		6		2		6		2		6		2
The OPEC Fund for International Development		11		4		11		4		11		3		11		2
European Investment Bank		13		1		15		—		4		—		4		—
IMF		—		—		—		—		—		—		—		—
Total multilateral debt		1,691		363		1,678		326		1,626		290		1,564		254
Bilateral debt (excluding Paris Club)		331		52		331		40		331		27		331		15
Paris Club		—		—		—		—		—		—		—		—
Total Bilateral debt		331		52		331		40		331		27		331		15
Total official debt		2,022		415		2,009		365		1,957		317		1,895		269
Bonds		6,431		3,417		6,943		3,367		8,814		3,624		13,429		3,519
Treasury bills		—		—		—		—		—		—		—		—
Treasury notes		—		—		—		—		—		—		—		—
Commercial Banks		62		2		56		1		25		1		15		—
Guaranteed Debt
Promissory notes		—		—		—		—		—		—		—		—
Guarantees (Avales)		—		—		800		—		30		—		—		—
Guaranteed Treasury notes		352		—		352		—		352		—		352		—

Total Guaranteed Debt		352		—		1,152		—		382		—		352		—

Total performing foreign currency-denominated debt service	U.S.$	8,867	U.S.$	3,834	U.S.$	10,159	U.S.$	3,734	U.S.$	11,178	U.S.$	3,942	U.S.$	15,690	U.S.$	3,788

(1)	Calculated based on total debt, exchange and interest rates as of December 31, 2021.
(2)	Includes payments made by the Government to comply with judgments obtained by private parties through acciones de amparo. See “—Legal Proceedings—Litigation in Argentina.”
Source:	INDEC and Ministry of Economy.

Peso-Denominated Debt

The following table sets forth information regarding the Republic’s total peso-denominated debt as of the dates indicated.

Peso-Denominated Debt by Instrument (1)

(in millions of U.S. dollars)

	As of December 31,
	2017		2018		2019		2020		2021
Performing	U.S.$	100,274	U.S.$	78,427	U.S.$	71,581	U.S.$	78,979	U.S.$	107,808
Boncer		8,715		9,392		10,992		26,723		34,701
Treasury Bills		—		11,199		10,159		9,060		21,228
Temporary advances from the Central Bank		25,153		13,297		14,237		14,979		21,149
Bontes		14,807		11,586		3,727		9,707		11,751
2045 Quasi-Par Bonds		9,975		7,290		6,974		6,768		8,400
2033 Discount Bonds		4,065		2,970		2,842		2,758		3,423
Commercial Banks		36		1,193		2,505		1,604		2,092
Promissory notes		4,175		1,469		1,605		1,149		1,206
Bonares		10,198		5,682		3,139		1,573		1,016
National Guaranteed Loans		1,139		684		640		605		751
2038 Par Bonds		867		633		606		588		730
Treasury Notes		12,943		2,861		2,938		598		675
Bocones		782		471		357		360		260
2033 Discount Bonds (2010)		49		36		34		33		41
2038 Par Bonds (2010)		3		3		2		2		3
Bonar Dual		—		3,638		1,638		5		1
Bontes PIK		—		—		3,973		1,587		—
Bonos PGN		—		—		950		317		—
Botapos		5,561		2,761		2,377		—		—
Bogato		—		3,123		1,097		—		—
Bonads		1,526		—		—		—		—
Bonacs		—		—		—		—		—
Other		280		139		787		560		381
Non-performing debt		3		2		2		2		2
Non-performing debt not yet due		—		—		—		—		—
Non-performing debt arrears		3		1		2		2		2
Untendered debt(2)		92		67		63		49		56

Total peso-denominated debt	U.S.$	100,368	U.S.$	78,496	U.S.$	71,646	U.S.$	79,029	U.S.$	107,866

(1)	Includes performing and non-performing (including Untendered Debt).
(2)	Includes claims on principal and/or interest that the Republic considers time-barred.
Source:	Ministry of Economy.

Total peso-denominated debt amounted to Ps.11,083.2 billion (U.S.$107.9 billion, or 29.7% of gross public total debt) as of December 31, 2021 compared to Ps.1,884.3 billion (U.S.$100.4 billion, or 31.3% of gross public total debt) as of December 31, 2017. The decrease as a percentage of total debt is primarily as a result of:

•	the decrease in the issuances of peso-denominated debt instruments, temporary advances from the Central Bank, Bontes, promissory notes, Bonares, Treasury notes and 2045 Quasi-Par Bonds; and

•

the impact of the depreciation of the peso, which more than offset the nominal increase in peso-denominated debt caused by adjustments to inflation on the a portion of the peso-denominated debt that by its terms adjusts for inflation based on CER.

Performing Peso-Denominated Debt Service

In 2017, interest on the Republic’s peso-denominated debt increased by 90.4% from Ps.88.5 billion in 2016 to Ps.168.5 billion (U.S.$10.2 billion, or 54.7% of total interest). This increase was primarily due to an increase in the interest payments on Bonares, Bonads and Bonac.

In 2018, interest on the Republic’s peso-denominated debt increased by 45.4% from Ps.168.5 billion in 2017 to Ps.245.0 billion (U.S.$8.7 billion, or 47.7% of total interest). This increase was primarily due to an increase in the interest payments on Bonares, Bontes and Botapo.

In 2019, interest on the Republic’s peso-denominated debt increased by 54.4% from Ps.245.0 billion in 2018 to Ps.378.3 billion (U.S.$7.8 billion, or 41.4% of total interest). This increase was primarily due to an increase in the interest payments on Bonares and Botapo.

In 2020, the Republic sought to preserve the normal functioning of the local capital market for debt denominated in pesos, which it considers a key factor for the development of the domestic capital market. In particular, during this period, the Government sought to recover the Treasury’s financing capacity, create conditions for the development of the domestic capital markets and generate savings instruments with positive and sustainable real rates, in turn reducing its monetary financing needs and expanding the depth of the local debt market and the participation of relevant institutional investors. In addition, the Treasury expanded its menu of financing instruments to obtain the funds needed to cover its 2020 financial needs and to design the 2021 financial program according to the guidelines outlined in the 2021 Budget.

In 2020, interest on the Republic’s peso-denominated debt decreased by 5.1% from Ps.378.3 billion in 2019 to Ps.397.7 billion (U.S.$5.6 billion, or 61.0% of total interest). This decrease was primarily due to a decrease in interest payments on Bonares and Treasury bills.

In 2021, interest on the Republic’s peso-denominated debt increased by 42.7% from Ps.397.7 billion in 2020 to Ps.567.4 billion (U.S.$6.0 billion, or 73.2% of total interest). This increase was primarily due to an increase in interest payments on Bonares, Treasury bills and Boncer.

The following table sets forth information regarding the Republic’s projected debt service on its performing peso-denominated public debt for the periods indicated.

Projected Performing Peso-Denominated Public Debt Service by Creditor (1)(2)

(in millions of U.S. dollars)

	2022				2023				2024				2025
	Principal		Interest		Principal		Interest		Principal		Principal		Principal		Interest
Bonds	U.S.$	20,472	U.S.$	2,233	U.S.$	15,480	U.S.$	1,227	U.S.$	8,578	U.S.$	867	U.S.$	2,094	U.S.$	732
National Guaranteed Loans		—		38		—		38		—		38		—		38
Commercial banks		2,092		—		—		—		—		—		—		—
Temporary Advances from the Central Bank		16,448		—		4,701		—		—		—		—		—
Treasury notes		675		69		—		—		—		—		—		—
Treasury bills		21,228		—		—		—		—		—		—		—
Promissory notes		827		7		—		7		—		7		—		7

Guarantees (Avales)		10		25		11		23		13		22		15		20

Total performing Peso-denominated debt service	U.S.$	61,753	U.S.$	2,371	U.S.$	20,192	U.S.$	1,295	U.S.$	8,590	U.S.$	933	U.S.$	2,108	U.S.$	796

	2026				2027				2028				2029
	Principal		Interest		Principal		Interest		Principal		Interest		Principal		Interest
Bonds	U.S.$	1,863	U.S.$	661	U.S.$	457	U.S.$	469	U.S.$	461	U.S.$	436	U.S.$	408	U.S.$	407
National Guaranteed Loans		—		38		152		36		—		30		—		30
Commercial banks		—		—		—		—		—		—		—		—
Temporary Advances from the Central Bank		—		—		—		—		—		—		—		—
Treasury notes		—		—		—		—		—		—		—		—
Treasury bills		—		—		—		—		—		—		—		—
Promissory notes		—		7		—		7		—		7		19		8

Guarantees (Avales)		14		18		15		16		18		13		21		10

Total performing Peso-denominated debt service	U.S.$	1,877	U.S.$	724	U.S.$	624	U.S.$	528	U.S.$	478	U.S.$	486	U.S.$	447	U.S.$	455

(1)	Calculated based on the stock of debt, exchange rate and interest rates as of December 31, 2021.
(2)	Includes payments made by the Government to comply with judgments obtained by private parties through acciones de amparo. See “—Legal Proceedings—Litigation in Argentina.
Source:	Ministry of Economy.

Launch of the Market Makers program

In August 2021, the Ministry of Economy launched the Programa Creadores de Mercado (Market Makers Program) to promote the development and evolution of an agile, transparent and efficient domestic capital market, by partnering with market makers that will purchase securities issued by the Republic and maintain daily offers to purchase and sell such securities. Upon launching the framework, the Ministry of Economy received indications of interest from 13 entities willing to participate in the program as market makers. Following an evaluation period, the Ministry of Economy announced a list of market makers based on their performance and compliance with certain requirements.

Debt Owed to Financial Institutions

Overview

Historically, the IMF, the IADB and the World Bank have provided the Republic with financial support subject to the Government’s compliance with stabilization and reform policies. The financial support of the World Bank and the IADB include sector-specific and structural loans intended to finance social programs, public works and structural projects at the national and provincial levels. From 2017 to 2021, outstanding amounts owed by the Government to multilateral creditors increased by U.S.$46.7 billion (or 219%) to U.S.$68.1 billion, mainly due to disbursements made under the SBA entered into with the IMF.

•	During 2017, the Government made principal payments to multilateral lenders of U.S.$1.8 billion, compared to disbursements by multilateral lenders to the Government of U.S.$2.9 billion.

•	During 2018, the Government made principal payments to multilateral lenders of U.S.$1.9 billion, compared to disbursements by multilateral lenders to the Government of U.S.$31.8 billion.

•	During 2019, the Government made principal payments to multilateral lenders of U.S.$1.8 billion, compared to disbursements by multilateral lenders to the Government of U.S.$18.9 billion.

•	During 2020, the Government made principal payments to multilateral lenders of U.S.$1.9 billion, compared to disbursements by multilateral lenders to the Government of U.S.$3.3 billion.

•	During 2021, the Government made principal payments to multilateral lenders of U.S.$5.6 billion, compared to disbursements by multilateral lenders to the Government of U.S.$3.7 billion.

From 2017 to 2021, the total amount of interest payments to multilateral lenders (including the IADB, the World Bank, IMF and other institutions) was U.S.$7.4 billion. The Government also guarantees multilateral debt owed by the provinces. These obligations totaled U.S.$719.1 million as of December 31, 2021. See “The Argentine Economy—Agreements with the IMF.”

On June 7, 2018, the Ministry of Economy and the IMF staff reached an understanding on the terms of a 36-month SBA for disbursements totaling approximately U.S.$50 billion, which was approved by the IMF’s Executive Board on June 20, 2018. On October 26, 2018, the IMF’s Executive Board approved an augmentation of the SBA increasing total assets to approximately U.S.$57.1 billion for the duration of the program through 2021. Since June 2018, the Government has drawn approximately U.S.$43.9 billion under the SBA. See “The Argentine Economy—Agreements with the IMF.” On September 22, 2021, Argentina repaid the first principal installment under the SBA of U.S.$1.9 billion to the IMF.

On March 25, 2022, the Republic signed a 30-month Extended Fund Facility agreement (“EFF”) with the IMF for 31.9 billion SDRs (approximately U.S.$44 billion), to refinance the SBA. See “Recent Developments—Public Sector Debt—Debt Owed to Financial Institutions—IMF.”

The following table sets forth the disbursements from, and payments to, multilateral lenders as of the dates indicated.

Disbursements/Payments - Multilateral Lenders

(in millions of U.S. dollars)

	As of December 31,
	2017		2018		2019		2020		2021
World Bank:
Disbursements	U.S.$	903	U.S.$	1,244	U.S.$	761	U.S.$	1,047	U.S.$	1,191
Principal payments		(632)		(698)		(511)		(454)		(394)
Disbursements, net of principal payments		271		546		249		593		796
Interest payments		(141)		(177)		(239)		(177)		(113)
Payment of commissions		(4)		(5)		(6)		(6)		(5)

Net (outflows) inflows		126		365		5		410		678
International Monetary Fund:

Disbursements		—		28,252		16,225		—		—
Principal payments		—		—		—		—		(3,373)
Disbursements, net of principal payments		—		28,252		16,225		—		(3,373)
Interest payments		—		(153)		(1,227)		(1,284)		(1,347)
Payments of commissions		—		(249)		(115)		(29)		—
Net (outflows) inflows		—		27,850		14,883		(1,313)		(5,084)

	As of December 31,
	2017		2018		2019		2020		2021
Inter-American Development Bank:
Disbursements		1,244		1,405		1,188		1,586		1,550
Principal payments		(888)		(865)		(857)		(865)		(867)
Disbursements, net of principal payments		356		540		331		721		683
Interest payments		(388)		(393)		(439)		(371)		(303)
Payments of commissions		(15)		(17)		(24)		(27)		(26)

Net (outflows) inflows		(46)		129		(132)		324		354

FAD:(1)
Disbursements		8		6		2		—		5
Principal payments		(5)		(5)		(6)		(6)		(8)
Disbursements, net of principal payments		3		1		(3)		(6)		(3)
Interest payments		(2)		(1)		(4)		(1)		—
Payments of commissions		—		—		—		—		—

Net (outflows) inflows		1		(1)		(7)		(7)		(3)

FONPLATA:(2)
Disbursements		44		65		94		105		108
Principal payments		(10)		(13)		(24)		(19)		(27)
Disbursements, net of principal		34		52		70		86		81
Interest payments		(6)		(5)		(10)		(10)		(10)
Payments of commissions		—		(1)		(1)		(1)		(1)

Net (outflows) inflows		27		45		59		75		70

Corporación Andina de Fomento:
Disbursements		703		774		571		533		694
Principal payments		(305)		(346)		(382)		(536)		(561)
Disbursements, net of principal		398		428		189		(3)		133
Interest payments		(83)		(111)		(154)		(124)		(75)
Payments of commissions		(5)		(5)		(5)		(4)		(6)

Net (outflows) inflows		310		312		31		(131)		52

The OPEC Fund for International Development:
Disbursements		21		21		37		17		32
Principal payments		—		—		(4)		(4)		(4)
Disbursements, net of principal		21		21		33		13		29
Interest payments		—		(1)		(2)		(4)		(5)
Payments of commissions		—		—		—		—		—
Net (outflows) inflows		21		20		31		9		24
Central American Bank for Economic Integration:
Disbursements		3		—		6		—		77
Principal payments		—		—		—		—		(1)
Disbursements, net of principal		3		—		6		—		77
Interest payments		—		—		(1)		—		—
Payments of commissions		—		—		—		—		—
Net (outflows) inflows		3		—		4		—		76
The European Investment Bank:
Disbursements		—		71		10		20		26
Principal payments		—		—		—		—		(10)
Disbursements, net of principal		—		71		10		20		16
Interest payments		—		—		(2)		(2)		(1)
Payments of commissions		—		—		(1)		(1)		(1)

Net (outflows) inflows		—		70		6		18		14

Total disbursements		2,926		31,838		18,893		3,308		3,684
Total principal payments		(1,840)		(1,928)		(1,783)		(1,884)		(5,610)
Disbursements, net of principal		1,086		29,910		17,110		1,425		(1,926)
Total interest payments		(620)		(842)		(2,078)		(1,972)		(1,855)
Total commissions		(24)		(277)		(151)		(67)		(39)

Total net (outflows) inflows	U.S.$	442	U.S.$	28,790	U.S.$	14,881	U.S.$	(615)	U.S.$	(3,819)

(1)	International Fund for Agricultural Development.
(2)	Financial Fund for the development of the Plata Valley.
Source:	Ministry of Economy.

International Monetary Fund

The IMF organized two separate financial aid packages for the Republic during the years leading up to the collapse of the Convertibility Regime—one in December 2000, and the other in August 2001. As part of these packages, the IMF increased the amount available to the Republic under its credit facilities and secured for the Republic other sources of funding (including loan commitments from the World Bank, the IADB and the Spanish government).

Between 2001 and 2005, the Republic reduced its outstanding IMF debt from U.S.$14.0 billion as of December 31, 2001 to U.S.$9.5 billion as of December 31, 2005. In August 2004, the IMF suspended disbursements under the 2003 Stand-By Arrangement after the Government indefinitely postponed the scheduled review of its performance under the arrangement.

On January 3, 2006, the Government repaid all of its outstanding debt owed to the IMF in a single payment of U.S.$9.5 billion. The payment to the IMF represented 7.4% of the total Argentine public debt and saved U.S.$568 million in interest. The Government borrowed funds from the Central Bank to make the payment, which resulted in a 33.3% reduction of the Central Bank’s reserves from U.S.$28.1 billion to U.S.$18.6 billion. The Government issued a 10-year U.S. dollar-denominated non-transferable Treasury note to repay the Central Bank for this financing. Given that the IMF liability was exchanged for Central Bank liability of the same value, the IMF repayment did not affect the Government’s total debt.

Under Article IV of the IMF’s Articles of Agreement, the IMF holds bilateral discussions with members, usually every year. IMF staff visits the country, collects economic and financial information, and discusses the country’s economic developments and policies with officials. The IMF staff then prepares a report, which forms the basis for discussion by the Executive Board. The most recent Article IV Consultation with Argentina concluded on December 18, 2017. The report is publicly available on the IMF’s website at https://www.imf.org/~/media/Files/Publications/CR/2017/cr17409.ashx. The contents of this website are not intended to be incorporated by reference into this Annual Report.

In June 2018, the Republic entered into a 36-month standby Agreement with the IMF. As of the date of this Annual Report, the Government had drawn approximately U.S.$43.9 billion under the SBA. See “The Argentine Economy—Agreements with the IMF.” On August 26, 2020, the Republic initiated formal discussions with the IMF to seek a new program that will address the terms of the debt incurred under the existing SBA (as defined below). The Republic has indicated there is no stabilization possible without economic recovery, a premise that it expects to guide the negotiations with the IMF. On October 6, 2020, an IMF mission began discussions with the Government towards the definition of the basis for a new program and agreement for the refinancing of amounts due under the SBA.

On September 22, 2021, Argentina repaid the first principal installment under the SBA of U.S.$1.9 billion to the IMF.

On March 25, 2022, the Republic signed a 30-month Extended Fund Facility agreement (“EFF”) with the IMF for 31.9 billion SDRs (approximately U.S.$44 billion), to refinance the SBA. See “Recent Developments—Public Sector Debt—Debt Owed to Financial Institutions—IMF.”

See “Recent Developments—Public Sector Debt—Debt Owed to Financial Institutions—IMF.”

World Bank

Between 2017 and 2021, the World Bank disbursed approximately U.S.$5.1 billion in loans to the Republic partly for activities designed to foster economic recovery, both at the national and provincial levels, including for infrastructure and education projects, as well as for various social development programs such as health and the environment. As of December 31, 2021, the aggregate principal amount outstanding under loans made by the World Bank was U.S.$8.5 billion, compared to U.S.$7.7 billion as of December 31, 2020. As of December 31, 2021, approximately U.S.$3.6 billion of committed loans from the World Bank remained undisbursed.

Between 2017 and 2021, Argentina made principal payments in an aggregate amount of U.S.$2.7 billion under World Bank loans, and a total of U.S.$847.2 million on account of interest.

IADB

Between 2017 and 2021, the IADB disbursed approximately U.S.$7.0 billion in loans to Argentina, partly for activities designed to foster economic growth and partly for various social development programs such as health, infrastructure and education. As of December 31, 2021, the aggregate principal amount outstanding under loans made by the IADB was U.S.$14.1 billion, compared to U.S.$13.4 billion as of December 31, 2020. As of December 31, 2021, approximately U.S.$5.3 billion of IADB committed loans remained undisbursed.

Between 2017 and 2021, the Republic made principal payments in an aggregate amount of U.S.$4.3 billion under IADB loans and U.S.$1.9 billion on account of interest.

FONPLATA

Between 2017 and 2021, FONPLATA disbursed an aggregate amount of U.S.$416.3 million to Argentina for economic development, infrastructure programs and social programs. As of December 31, 2021, the aggregate principal amount outstanding under loans made by FONPLATA was U.S.$404.3 million, compared to U.S.$323.4 million as of December 31, 2020. As of December 31, 2021, approximately U.S.$531.6 million in approved loans from FONPLATA remained undisbursed.

Between 2017 and 2021, Argentina made principal payments in an aggregate amount of U.S.$93.5 million under FONPLATA loans and U.S.$40.7 million on account of interest.

CAF

Between 2017 and 2021, CAF disbursed approximately U.S.$3.3 billion to Argentina mostly in loans for infrastructure programs. As of December 31, 2021, the aggregate principal amount outstanding under loans made by CAF was U.S.$3.8 billion, compared to U.S.$3.6 billion as of December 31, 2020. As of December 31, 2021, approximately U.S.$2.8 billion in approved loans from CAF remain undisbursed.

Between 2017 and 2021, Argentina made principal payments in an aggregate amount of U.S.$2.1 billion under CAF loans and U.S.$546.4 billion on account of interest.

IFAD

Between 2017 and 2021, the International Fund for Agricultural Development (“IFAD”) disbursed an aggregate amount of U.S.$22.0 million to Argentina for economic development and social programs. As of December 31, 2021, the aggregate principal amount outstanding under loans made by IFAD was U.S.$33.6 million, compared to U.S.$38.6 million as of December 31, 2020. As of December 31, 2021, approximately U.S.$238.4 million in approved loans from IFAD remained undisbursed.

Between 2017 and 2021, Argentina made principal payments in an aggregate amount of U.S.$30.6 million under IFAD loans and U.S.$7.9 million on account of interest.

EIB

Between 2017 and 2021, the European Investment Bank (“EIB”) disbursed an aggregate amount of U.S.$126.5 million to Argentina for economic development and infrastructure. As of December 31, 2021, the aggregate principal amount outstanding under loans made by EIB was U.S.$121.9 million and U.S.$167.4 million in approved loans from EIB remained undisbursed.

Between 2017 and 2021, Argentina made principal payments in an aggregate amount of U.S.$10.3 million under EIB loans and U.S.$4.5 million on account of interest.

OFID

Between 2017 and 2021, the Organization of Petroleum Exporting Countries’ (“OPEC”) Fund for International Development (“OFID”) disbursed an aggregate amount of U.S.$128.0 million to Argentina for economic development programs. As of December 31, 2021, the aggregate principal amount outstanding under loans made by OFID was U.S.$123.8 million, compared to U.S.$94.0 million as of December 31, 2020. As of December 31, 2021, approximately U.S.$75.5 million in approved loans from OFID remained undisbursed.

Between 2017 and 2021, Argentina made principal payments in an aggregate amount of U.S.$10.7 million under OFID loans and U.S.$12.9 million on account of interest.

BCIE

Between 2017 and 2021, the Banco Centroamericano de Integración Económica (Central American Bank for Economic Integration or “BCIE”) disbursed approximately U.S.$85.5 million to Argentina mostly in loans for infrastructure programs. As of December 31, 2021, the aggregate principal amount outstanding under loans made by OFID was U.S.$79.3 million, compared to U.S.$2.6 million as of December 31, 2020. As of December 31, 2021, U.S.$356.4 million in approved loans from BCIE remain undisbursed.

Bilateral Debt and Private Creditors’ Debt

Bilateral debt includes debt that is referred to as Paris Club debt and other bilateral debt. Paris Club debt includes all debt with country members of the Paris Club that has been restructured in negotiation rounds with members of the Paris Club. Other bilateral debt includes all other debt with sovereign governments. Substantially all of Argentina’s bilateral debt relates to debt owed to country members of the Paris Club and is treated under the Paris Club framework.

Private creditors’ debt is composed of debt with suppliers and debt with commercial banks. A portion of private creditors’ debt is guaranteed by export credit insurance granted by foreign government agencies and is generally treated under the Paris Club framework.

As of April 30, 2014, the total outstanding debt owed to members of the Paris Club amounted to U.S.$9,690 million, which consisted of U.S.$4,955 million in principal, U.S.$1,102 million in interest and U.S.$3,633 million in penalty interest. In May 2014, Argentina reached an agreement with the members of the Paris Club for the cancellation of the debt owed by Argentina in five years (the “Paris Club 2014 Settlement Agreement”), amounting to U.S.$9,690 million (U.S.$4,955 million in principal U.S.$1,102 million in interest and U.S.$3,633 million in penalty interest).

On April 7, 2020, the Minister of Economy sent the Paris Club members a proposal to modify the existing terms of the Paris Club 2014 Settlement Agreement, seeking mainly an extension of the maturity dates and a significant reduction in the interest rate. On June 22, 2021, the Minister of Economy announced that the Republic had obtained a “time bridge” within the framework of Paris Club negotiations, avoiding default. See “Recent Developments—Public Sector Debt—Debt Owed to Financial Institutions—Paris Club.”

On June 22, 2021, the Minister of Economy announced that the Republic had obtained a “time bridge” within the framework of Paris Club negotiations, avoiding default. The understanding provides that the Republic will have time through March 31, 2022 to reach a restructuring agreement with the Paris Club members, while it continues with its efforts to reach an understanding with the IMF for the refinancing of the debt incurred under the SBA. The Minister of Economy indicated that during the eight-month period of the time bridge, instead of having to repay approximately U.S.$2.4 billion as originally scheduled, the Republic is expected to make payments totaling approximately U.S.$430million.

Legal Proceedings

Following the Republic’s default on its debt at the end of 2001, creditors filed numerous lawsuits against the Republic in several jurisdictions, including the United States. Plaintiffs in these actions generally asserted that the Republic failed to make timely payments of interest and/or principal on their bonds, and sought judgments for the nominal value of and accrued interest on those bonds.

The Settlement

On February 5, 2016, the Republic published the terms of its proposal to settle eligible claims on Untendered Debt, including bonds in litigation in the United States, which was made subject to two conditions: first, obtaining approval by the Argentine Congress, and second, lifting the pari passu injunctions, first issued by the New York District Court in 2012, which had barred the Republic from making payment on certain external indebtedness unless it made a ratable payment to those holders of defaulted debt who had been awarded such injunctions. The proposal was not available for claims on principal or interest that are time-barred.

Creditors who settled their claims pursuant to the Settlement Proposal agreed to dismiss with prejudice all litigation against the Republic, including all enforcement proceedings.

On March 2, 2016, the New York District Court issued an order indicating it would vacate all pari passu injunctions, subject to two conditions: first, the repeal of all legislative obstacles to settlement with holders of Untendered Debt, and second, full payment to holders of pari passu injunctions with whom the Republic had entered into an agreement in principle on or before February 29, 2016, in accordance with the specific terms of such agreements. On April 13, 2016, the Second Circuit Court of Appeals affirmed the New York District Court’s order.

On March 31, 2016, the Argentine Congress passed the Debt Authorization Law, thereby repealing the legislative obstacles to the settlement and approving the Settlement Proposal. On April 22, 2016, Argentina issued U.S.$16.5 billion of new debt securities in the international capital markets, and applied U.S.$9.3 billion of the net proceeds to satisfy settlement payments on agreements with holders of approximately U.S.$4.2 billion principal amount of Untendered Debt. Upon confirmation that the conditions set forth in its March 2, 2016 order had been satisfied, the New York District Court, on April 22, 2016, ordered the vacatur of all pari passu injunctions.

On July 20, 2016, Argentina published settlement procedures for holders of eligible German law governed bonds implementing the Settlement Proposal for those bonds.

In December 2018, Argentina convened meetings of holders of its four remaining series of outstanding bonds governed by Japanese law, to vote upon proposals that if approved would result in the adoption of the standard Settlement Proposal to settle the clauses of 100% of the outstanding Samurai Bonds. The meetings took place in February 2019 and Argentina completed payments in June 2019.

To date, the Republic has reached agreements with most creditors that held Untendered Debt as of December 31, 2015, and stipulations of dismissal and orders of satisfaction of judgment have been filed and approved by the courts in numerous actions. The Republic continues to seek to resolve its outstanding litigation through settlements.

Individual litigation in the United States

Since April 2016, holders of Untendered Debt have brought claims against Argentina on various grounds. Where defenses were available, such as statute of limitation and other defenses, Argentina has invoked them obtaining the dismissal of many proceedings. Likewise, Argentina has successfully defeated attempts by holders of Untendered Debt to obtain remedies based on the alleged breach by Argentina of the pari passu clause.

GDP warrant litigation (United States and United Kingdom)

Plaintiffs have brought litigation in connection with a dispute regarding the calculation method for payment on the GDP-linked warrants issued by the Republic in 2005 and 2010.

On January 14, 2019, a plaintiff filed a complaint in the New York District Court based on purported ownership of approximately U.S.$797 million notional amount of GDP-linked warrants, seeking approximately U.S.$83.7 million for non-payment of amounts allegedly due under such GDP-linked warrants for the year 2013, plus interest. On April 18, 2019, the Republic moved to dismiss the complaint. The New York District Court granted the Republic’s motion on January 7, 2020. The New York District Court also granted plaintiff leave to file an amended complaint, which the plaintiff filed on March 9, 2020. As of the date of this Annual Report, the plaintiff sought approximately U.S.$90 million, plus interest.

In October 2019, three additional plaintiffs filed separate complaints in the New York District Court, basing their claims on purported respective ownership of approximately U.S.$181 million, U.S.$343 million, and U.S.$1.4 billion notional amount of GDP-linked warrants. As of the date of this Annual Report, the plaintiffs sought an unspecified amount in the first case, approximately U.S.$38.8 million in the second case, and U.S.$162.6 million in the third case, in each case for non-payment of amounts allegedly due under such GDP-linked warrants for the year 2013, plus interest. In December 2019, another group of plaintiffs filed a complaint based on purported collective ownership of over U.S.$1 billion notional amount of GDP-linked warrants, seeking an amount in excess of U.S.$75 million, to be determined at trial, for non-payment of amounts allegedly due under such GDP-linked warrants for the year 2013, plus interest. Pursuant to a stipulation entered by the parties after the New York District Court’s January 7, 2020 dismissal decision, these plaintiffs filed their amended complaints between March 9 and March 23, 2020. All five actions were coordinated in April 2020 and proceeded on the schedule for the Republic’s motion to dismiss the amended complaints. On June 8, 2020, the Republic filed a motion in the New York District Court to dismiss such amended complaints. On March 29, 2021, the New York District Court denied the Republic’s motion to dismiss the amended complaints in the five coordinated actions. Pursuant to a scheduling order entered on April 26, 2021, fact discovery was set to be completed by April 29, 2022 and expert discovery was set to be completed by September 30, 2022.

On December 10, 2020, additional plaintiffs filed a separate complaint in the New York District Court, basing their claim on purported ownership of approximately U.S.$126 million national amount of GDP-linked warrants. As of the date of this Annual Report, the plaintiffs sought approximately U.S.$9 million, for non-payment of amounts allegedly due under such GDP-linked warrants for the year 2013, plus interest. On May 19, 2021, the Republic moved to dismiss this complaint. Plaintiffs filed an opposition brief on July 19, 2021, and the Republic filed a reply brief on August 18, 2021. As of December 31, 2021, the New York District Court’s decision on the Republic’s motion to dismiss this complaint was pending.

In August 2019, three claimants filed a claim in the High Court of England based on purported ownership of approximately €5.5 billion notional amount of GDP-linked warrants, seeking approximately €384.7 million for non-payment of amounts allegedly due under such GDP-linked warrants for the year 2013. The Republic filed its defense on November 6, 2019. By an order dated December 10, 2019, a fourth claimant was added to the claim based on purported ownership of approximately €3.1 billion notional amount of GDP-linked warrants and the claimants were given permission to serve amended particulars of claim accordingly. On December 11, 2019, the claimants filed their reply. Further amendments were subsequently made to the claim to reflect increases in the holdings of the securities of the claimants, and re-amended particulars of claim were filed on December 23, 2019. On January 13, 2020, the Republic filed its amended defense. On March 4, 2020, the Republic issued a strike out/summary judgment application, which was rejected on July 21, 2020. On August 10, 2020, the Republic filed an application for permission to appeal, which was refused on October 23, 2020. Disclosure in this case was set to be completed on December 15, 2021 but the parties continued disclosure past that date. The trial in this matter has been fixed for October 17, 2022, completing on November 17, 2022. As of December 31, 2021, the claimants based their claim on the purported ownership of €9.2 billion notional amount of GDP-linked warrants and sought approximately €645 million, plus interest.

Efforts to attach or execute Argentine property in U.S. Litigation

In the United States, creditors’ execution remedies against a foreign state are limited by the United States Foreign Sovereign Immunities Act of 1976 (the “FSIA”) to assets of such foreign state that are used for a commercial activity in the United States. The FSIA also provides special protection from attachment and execution to reserves of foreign central banks and military and diplomatic property. While most attempts to execute property of the Republic or of alleged alter egos of the Republic have been rejected by the courts, in a few instances plaintiffs seeking payment under Argentina’s Untendered Debt succeeded in attaching and restraining assets of the Republic, including a recent grant of an attachment order to a group of plaintiffs with purported claims of approximately U.S.$400 million.

Proceedings for foreign recognition of U.S. judgments

Certain plaintiffs have sought, and in some instances obtained, recognition of their U.S. judgments in foreign courts, including in the United Kingdom, Luxembourg, France, Belgium, Switzerland, Italy, Ghana and Argentina. Most of these plaintiffs have settled their claims against Argentina.

Litigation in Germany

Several bondholders commenced proceedings in Germany seeking to obtain pari passu relief similar to the relief granted by New York Courts. German courts at both the trial and appellate level have declined to grant such relief.

Plaintiffs who try to execute on their judgments may not attach assets used for diplomatic or consular purposes, such as bank accounts of the Republic’s embassy and consulates. To the Republic’s knowledge, plaintiffs in Germany have succeeded in attaching monies of the Republic held with paying agents (for the payment of interest on other Government debt). Some creditors have also attached the Republic’s claims against other plaintiffs (i.e., those who withdrew their claims against the Republic or lost their actions in whole or in part), who are liable for the Republic’s costs (statutory attorneys’ fees and, if applicable, court fees) under Germany’s “losing party pays” system, to the extent the amount of such claims had not been set off by those plaintiffs.

Certain plaintiffs have sought recognition of their German judgments in foreign courts, including the United States, Luxembourg and Spain.

Litigation in Japan

On February 10, 2010, the Republic was served with a complaint filed by the commissioned companies for bondholders in Japan, claiming approximately JPY11 billion in nominal value, plus interest, in connection with four series of defaulted bonds issued by the Republic under Japanese law. Plaintiffs withdrew most of their claim as a result of their participation in the 2010 Debt Exchange. In January 2013 a Tokyo district court (the “Tokyo District Court”) dismissed the complaint, finding that the commissioned companies for bondholders lacked standing to bring the complaint. In January 2014, the Tokyo High Court affirmed the Tokyo District Court’s ruling and the plaintiffs then appealed to the Supreme Court. On June 2, 2016, the Supreme Court reversed the High Court judgment and remanded the case to the Tokyo District Court for further proceedings. On June 8, 2016, the Republic settled claims under three series of defaulted bonds issued by the Republic under Japanese law for a nominal value of JPY933,000,000.

On March 26, 2018, the Tokyo District Court issued a new judgment against Argentina. In furtherance of discussions maintained with the Commissioned Companies for Bondholders relating to the implementation of its February 2016 Settlement Proposal with holders of its outstanding bonds governed by Japanese law, in December 2018, Argentina convened meetings of holders of its four remaining series of outstanding bonds governed by Japanese law, to vote upon proposals that if approved would result in the adoption of the standard Settlement Proposal to settle the clauses of 100% of the outstanding Samurai Bonds.

The Republic held bondholder meetings on February 22, 2019 for each of the four series of the remaining bonds under Japanese law, during which bondholders approved, by the requisite majority, resolutions that rendered the standard option under the February 2016 Settlement Proposal binding on all holders of such series of bonds, representing an aggregate settlement amount of JPY2,817,000,000 for the four series.

On October 29, 2019, the Tokyo High Court ruled that the resolutions adopted by bondholders by requisite majority for each of the four series were valid and binding on all holders of the series whether or not they voted for such resolutions. On May 20, 2021, the two-year period for the bondholders to seek payment expired. On October 13, 2021, the Republic’s Japanese counsel received two letters from the Commissioned Companies for Bondholders informing the Republic that they offset what they believe the Republic owes them for the Commissioned Companies for Bondholders’ expenses against the remaining funds that the banks are holding following the expiration of the two-year payment period for the bondholders. The letters state that the Commissioned Companies for Bondholders’ expenses exceed the amount of the remaining funds, accordingly they are not returning any remaining funds and instead they request the Republic to pay the balance (JPY 12,924,927 for Shinsei Bank and JPY 9,799,783 for Mitsubishi UFJ Bank).

Litigation in Spain

On April 10, 2014, a plaintiff who obtained a judgment in Germany initiated proceedings before a court in Madrid in order to attach the Republic’s assets located in Spain. On May 14, 2015, the court permitted that plaintiff to execute its German judgment on the Republic’s property in Spain. In December 2015, the court denied the Republic’s request to vacate that order and the Republic appealed the ruling. On September 28, 2016, the Court of Appeals granted the Republic’s appeal and vacated the lower court’s execution order. On January 25, 2019, Spain’s highest court agreed to hear the plaintiff’s appeal of the September 28, 2016 ruling by the Court of Appeals. On October 8, 2019, the Spanish high court issued a ruling in the plaintiff’s favor. Based on this ruling, the plaintiff could bring enforcement proceedings in the lower court, which the Republic could contest on other grounds. On May 25, 2020, a Spanish lower court rejected a request for attachment by the plaintiff. The plaintiff filed an application for review of the decision, which was rejected on July 15, 2020. The plaintiff filed an application for clarification, which was rejected on October 26, 2020. On November 3, 2020, the plaintiff filed another request for reconsideration and asked that the Republic be ordered to identify assets subject to embargo. The court dismissed additional requests from the plaintiff regarding identification of assets subject to attachment on January 13, 2021, May 5, 2021, and June 2, 2021. As of the date of this Annual Report, the plaintiff has not presented any further appeal.

Litigation in Argentina

Since the 2001 economic crisis, the Republic has been sued in Argentina on claims relating to steps it took during the crisis, seeking, among other things, payment on defaulted bonds. These lawsuits generally have been unsuccessful. The Supreme Court of Argentina has issued several decisions in which it consistently upheld the constitutionality of the emergency measures adopted as a result of the 2001 economic crisis, including the deferral of payment on bonds. Most of these local lawsuits have been dismissed.

Recognition and enforcement of foreign judgments in Argentina. Argentine law permits the enforcement in Argentina of a final judgment issued by a competent foreign court, provided that the defendant’s right to an adequate defense is guaranteed, the judgment or award does not contravene principles of Argentine public order, and the judgment or award is not incompatible with another judgment previously or simultaneously issued by an Argentine court. Foreign creditors have generally not brought suits or sought to enforce their foreign judgments or awards in Argentina.

In Argentina, plaintiffs in four actions have sought recognition of U.S. judgments totaling approximately U.S.$24 million. In three of these cases the proceedings reached the Supreme Court, which confirmed the respective Court of Appeals decisions dismissing the claims for recognition of the foreign judgment. As of the date of this Annual Report, the fourth case is pending before the lower court. In all cases in which Argentine courts dismissed a claim for recognition and enforcement of the U.S. judgments, the courts held, as the Republic had argued, that although the Republic’s issuance of the bonds in which plaintiff had an interest constituted a commercial activity, the Republic’s declaration of a default as a consequence of an economic and social emergency constituted an exercise of its sovereign powers and should have been given deference by the foreign court. Since the Republic published the Settlement Proposal in February 2016, it has entered into settlement agreements with all plaintiffs who have sought recognition of U.S. judgments in Argentina.

Enforcement of arbitration awards in Argentina. In order for a creditor to collect on an award against the Republic in Argentina, the creditor must first notify the competent authorities and request payment with funds from the current fiscal year’s budget. If there are no such funds available, the creditor may request that the payment of the award be included in the budget for the following fiscal year. In order for the award to be included in the budget for the following fiscal year, which the Executive Power must present to Congress before September 15 of the previous year, the creditor must notify the competent authorities before July 31 of the previous year. If the creditor complies with these requirements but the Republic does not include the award in the following fiscal year’s budget or fails to make payment during the following fiscal year, then the creditor is entitled to attempt to execute upon assets of the Republic in order to satisfy the award.

In addition, there are cases regarding bonds which are subject to Argentine law.

ICSID Arbitration

Argentina has been a party to arbitration proceedings under the 1965 Convention on the Settlement of Investment Disputes between States and Nationals of Other States (ICSID Convention), including as a result of measures implemented in 2001 and 2002 to address Argentina’s economic crisis.

Between 2013 and 2021, Argentina has settled nine final awards issued by ICSID tribunals against Argentina totaling approximately U.S.$1.25 billion, in principal, excluding interest and costs.

On August 24, 2021 and September 20, 2021, two plaintiffs filed separate actions in the U.S. District Court for the District of Columbia, seeking enforcement of arbitral awards issued against the Republic under the ICSID Convention. The plaintiffs seek judgments respectively of approximately U.S.$325 million and U.S.$21 million, plus interest. On November 15, 2021, the Republic was served in the first action. As of December 31, 2021, the Republic had not been served in the second action.

On December 7, 2021, a plaintiff filed an action in Argentine courts seeking enforcement of an arbitral award issued against the Republic under the ICSID Convention. The plaintiff seeks a judgment of approximately U.S.$1.0 million, plus interest. As of December 31, 2021, the Republic had not been served in this action.

Other Arbitration

Claimants have also filed claims before arbitral tribunals under the rules of the United Nations Commission on International Trade Law (“UNCITRAL”) and under the rules of the International Chamber of Commerce (“ICC”).

Between 2013 and 2021, Argentina settled three final UNCITRAL awards against Argentina totaling approximately U.S.$259.8 million in principal, excluding interest and costs.

Other Non-Creditor Litigation in the U.S.

On April 8, 2015, Petersen Energía Inversora, S.A.U. and Petersen Energía, S.A.U. (the “Petersen Entities”) filed a claim against the Republic in the New York District Court in relation to the expropriation of YPF.

The Petersen Entities seek compensatory damages arising out of an alleged breach of the bylaws of YPF by the Republic that allegedly occurred when it expropriated 51% of Class D shares of YPF. In September 2015, the Republic moved to dismiss the complaint, asserting, among other things, that the New York District Court lacks jurisdiction under the FSIA. On September 9, 2016, the New York District Court granted in part and denied in part the Republic’s motion to dismiss plaintiffs’ complaint. On July 10, 2018, the Second Circuit Court of Appeals issued a decision affirming the New York District Court’s decision. On June 24, 2019, the U.S. Supreme Court denied Argentina’s petition for certiorari.

On November 3, 2016, Eton Park Capital Management, L.P., Eton Park Master Fund, Ltd. and Eton Park fund, L.P. (the “Eton Park Entities”) filed a complaint against the Republic seeking compensatory damages arising out of an alleged breach of the bylaws of YPF by the Republic resulting from the expropriation of 51% of Class D shares of YPF.

On July 24, 2019, the New York District Court issued an order setting the schedule for defendants to file a motion to dismiss the actions commenced by the Petersen and Eton Park Entities for forum non conveniens, which was filed on August 30, 2019. On December 6, 2019, plaintiffs filed their opposition to defendants’ motion to dismiss, which was denied on June 5, 2020. On July 20, 2020, the New York District Court ordered a schedule for the consolidated Petersen and the Eton Park Entities’ complaints, which was subject to subsequent amendments.

Fact discovery concluded on August 27, 2021. Initial expert reports and rebuttal expert reports were exchanged by the parties on September 24, 2021 and December 3, 2021, respectively.

See “Recent Developments—Public Sector Debt—Legal Proceedings—Other Non-Creditor Litigation in the U.S.”